

2025 ANNUAL REPORT

Financial Results

The Company demonstrated continued financial improvements, supported by strong aluminum prices, the delivery of key strategic initiatives, and our commitment to building a high performing aluminum company focused on operational excellence and continuous improvement.



$1.1B 2024
$1.6B 2025

CASH

Robust cash generation from strong operational performance enabled the reduction of total debt and meeting the high end of the Company's adjusted net debt target range.



$11.9B 2024
$12.8B 2025

REVENUE

Revenue increase reflects higher aluminum prices as well as higher volumes and price from bauxite offtake and supply agreements within our Alumina segment, partially offset by lower alumina prices and lower aluminum shipments.



$60M 2024
$1.2B 2025

NET INCOME ATTRIBUTABLE TO ALCOA

The Company's year-over-year improvement in net income attributable to Alcoa reflects higher aluminum prices and the gain on the sale of interest in the Ma'aden joint venture, partially offset by restructuring charges and tariffs.



$1.6B 2024
$2.0B 2025

ADJUSTED EBITDA EXCLUDING SPECIAL ITEMS[1]

Adjusted EBITDA excluding special items increased 24 percent year-over-year, primarily due to higher aluminum prices as well as higher volumes and price from bauxite offtake and supply agreements, partially offset by tariffs and lower alumina prices.

Key 2025 Business Highlights

MARCH 3
Announced $1B debt offering and the repurchase of senior unsecured notes

APRIL 1
Announced joint venture formation to support the continued operation of the San Ciprián complex

APRIL 30
Received favorable decision in Australian tax dispute

JULY 1
Closed sale of interest in Ma'aden joint venture

SEPTEMBER 29
Announced the permanent closure of Kwinana refinery

OCTOBER 20
Announced tri-lateral government support for Alcoa's gallium critical mineral project in Australia

OCTOBER 22
Secured long-term energy contract for Massena and announced $60 million capital investment

NOVEMBER 6
Alcoa, Ball and Unilever launched first use of ELYSIS® carbon-free smelting technology in personal and home care packaging

[1] Please see Calculation of Financial Measures at the end of this Annual Report for a description and reconciliation of the non-GAAP financial metrics.

2025 Highlights

At Alcoa, our purpose is to turn *Raw Potential into Real Progress*. Our 2025 results reflect that commitment, including Net income attributable to Alcoa of $1.2 billion.

In 2025, the Company generated earnings per common share of $4.37 primarily due to higher aluminum prices and the gain on the sale of interest in the Ma'aden joint venture, partially offset by restructuring charges and tariffs.

The strong financial results enabled the Company to further strengthen the balance sheet by reducing total debt to $2.4 billion, meeting the high end of its adjusted net debt target range of $1.5 billion, and ending the year with $1.6 billion in cash.

In 2025, Alcoa launched a new Vision — Build a Legacy of Excellence for Future Generations — to align with our Strategic Priorities and Behavior Model. Combined with our Values — Act with Integrity, Operate with Excellence, Care for People and Lead with Courage — Alcoa is working to create and deliver a high performing organization focused on operational excellence and continuous improvement.

Operationally, Alcoa set annual production records at six operating sites, demonstrating strong stability and performance.

We completed the sale of our 25.1 percent interest in the Ma'aden joint venture, announced the permanent closure of the Kwinana refinery, advanced our mine approvals in Australia, and formed a joint venture to support the continued operation of the San Ciprián complex. All of these strategic actions strengthened our portfolio.

[1] Please see Calculation of Financial Measures at the end of this Annual Report for a description and reconciliation of the non-GAAP financial metrics.
[2] million dry metric tons
[3] million metric tons

Our Year in Numbers

$12.8B Revenue	**~14,900** Employees in 16 countries
$1.2B Net income attributable to Alcoa	**$2.0B** Adjusted EBITDA excluding special items[1]
$1.2B Cash from operations	**6** Operating sites achieved annual production records
$2.4B Total debt	**$1.5B** Adjusted net debt[1]

BAUXITE

43.2Mdmt[2]
shipments

Third Party 23%
Intrasegment 77%

ALUMINA

13.3Mmt[3]
shipments

Third Party 66%
Intersegment 34%



ALUMINUM

2.5Mmt[3]
shipments

Third Party 100%
Intersegment 0%



Where We Operate

As of December 31, 2025

Fjarðaál ⚪

Lista ⚪

Strathcona[1,2]

Manicouagan[1] 🟠
Baie-Comeau ⚪
Bécancour ⚪
Deschambault ⚪

San Ciprián 🟢⚪

Massena West ⚪

Warrick ⚪🟠

Lake Charles[2]

Guinea[1] 🔴

Juruti 🔴

São Luís 🟢🟢⚪

Estreito[1] 🟠

Serra do Facão[1] 🟠

Machadinho[1] 🟠

Barra Grande[1] 🟠

Poços de Caldas 🔴🟢⚪

ALUMINA
🔴 Mine
🟢 Refinery

ALUMINUM
⚪ Smelter/Casthouse
🟠 Energy

[1] Minority ownership, non-operating partner
[2] Processes petroleum coke, a raw material used
   to create anodes used in aluminum smelting

Our Business Segments

The Company's operations comprise two reportable business segments: Alumina and Aluminum.

Alumina

This segment consists of the Company's global bauxite mining operations and worldwide refining system. Bauxite is processed into alumina, a compound of aluminum and oxygen that is the raw material used by smelters to produce aluminum metal. Bauxite is the principal raw material used to produce alumina and contains various aluminum hydroxide minerals, the most important of which are gibbsite and boehmite. Bauxite is refined into alumina using the Bayer process. The Company obtains bauxite from its own resources as well as through long-term and short-term contracts and mining leases.

Aluminum

This segment includes the Company's worldwide smelting and casthouse system as well as a portfolio of energy assets in Brazil, Canada and the United States. The smelting operations produce molten primary aluminum, which is then formed by the casting operations into either commodity grade ingot such as t-bar, sow and standard ingot or into value add products such as foundry, billet, rod and slab. The energy assets supply power to external customers in Brazil and the United States, as well as internal customers in the Aluminum segment (Warrick (Indiana) smelter and Baie-Comeau (Canada) smelter), and, to a lesser extent, the Alumina segment (Brazilian refineries).

Mosjøen



Pinjarra   Huntly

Wagerup   Willowdale

Portland

Letter from the CEO

Dear Stockholders,

In 2025, Alcoa remained focused on creating stockholder value through disciplined execution. We were grounded in our Purpose, guided by our Values and inspired by our new Vision: Build a Legacy of Excellence for Future Generations. In an environment shaped by market volatility and geopolitical uncertainty, we took decisive actions to strengthen our competitive position and optimize our portfolio while executing on the fundamentals that support long-term value creation.

SAFETY ABOVE ALL

Protecting our people is foundational to our values of Care for People and Operate with Excellence. The tragic loss of a member of our Alumar team was a sobering reminder of our collective responsibility to protect one another. We extend our continued sympathies and support to his family, friends and colleagues. As we move into 2026, we continue to advance critical risk prevention and reinforce accountability across our operations.

OPERATIONAL EXCELLENCE AND PORTFOLIO DISCIPLINE

In 2025, we made meaningful progress in advancing operational excellence. We delivered annual production records at six operating sites worldwide, demonstrating the strength of our operating model and the dedication of our workforce.

We executed our strategy to transform and optimize our portfolio. We completed the sale of our 25.1 percent ownership interest in the Ma'aden joint venture, announced the permanent closure of the Kwinana refinery and executed a plan to support the long-term outlook of the San Ciprián complex. These actions reflect our focus on maximizing profitability across the portfolio and our disciplined approach to capital allocation.

STRONG RESULTS AND BALANCE SHEET

Our financial performance improved significantly. Revenue increased 8 percent to $12.8 billion and we reported net income attributable to Alcoa of $1.2 billion. We reduced our total debt to $2.4 billion, meeting the high end of our adjusted net debt target of $1.5 billion, and ended the year with $1.6 billion in cash. Through disciplined financial management, we positioned the Company to navigate market cycles while retaining flexibility to pursue value-creating opportunities.

POSITIONED FOR THE FUTURE

We intend to maintain operational stability while strategically managing our portfolio to unlock future value. This includes advancing mine approvals in Australia and evaluating pragmatic growth opportunities consistent with our disciplined approach. Supported by favorable long-term industry fundamentals, strong assets and a clear strategy, Alcoa is well positioned to deliver stockholder value.

On behalf of the leadership team, I thank our employees for their commitment, and our stockholders for their continued confidence in Alcoa.

Sincerely,

William F. Oplinger | PRESIDENT AND CHIEF EXECUTIVE OFFICER



Letter from the Chairman

Dear Stockholders,

It is an honor to write to you for the first time as Chairman of the Board. I step into this role with deep respect for the foundation built by my predecessors and a strong sense of responsibility to steward Alcoa for long-term success on your behalf.

Alcoa's strategy is anchored in the strength of its asset portfolio, the discipline of its operating model and the essential role that aluminum plays in the global economy. As an integrated producer with positions across bauxite, alumina and aluminum, the Company is positioned to benefit from long-term demand fundamentals while navigating near-term volatility.

In 2025, Alcoa advanced its strategy through decisive actions to optimize its portfolio and strengthen its balance sheet. Management maintained a disciplined approach to capital allocation, reduced total debt and continued to streamline the portfolio to focus on assets with the strongest long-term value potential. These actions reflect a commitment to financial resilience and flexibility, enabling the Company to balance near-term performance with future-focused value creation.

Safety remains foundational to long-term performance. During the year, Alcoa experienced a tragic fatality at its Alumar operations. The loss was felt deeply across the Company. The Board and management remain unwavering in the belief that a strong safety culture is the foundation for a strong company. This event reinforced the importance of leadership accountability, clear standards and continuous improvement across all operations.

Despite ongoing market, geopolitical and regulatory challenges, Alcoa demonstrated operational stability and resilience in 2025. Management focused on improving asset reliability, reducing complexity and delivering consistent performance. The Company also continued to advance strategic initiatives that position Alcoa for future growth, including actions to support the long-term viability of key assets and the advancement of value-creating partnerships.

As Chairman, my focus is on the Board providing strong oversight, constructive challenges and long-term perspective. The Board is committed to maintaining high standards of governance, supporting a performance-based culture, and enabling Alcoa to remain well positioned to create value for stockholders through changing market conditions.

Alcoa enters the next phase of its journey with strong fundamentals, a clear strategy and a leadership team focused on execution. I am confident that the Company is positioned to lead through change and deliver long-term value.

On behalf of the Board of Directors, thank you for your continued confidence in Alcoa.

Sincerely,

Thomas J. Gorman | CHAIRMAN, ALCOA CORPORATION BOARD OF DIRECTORS

In 2025, Alcoa launched a new Vision — Build a Legacy of Excellence for Future Generations. Our rich history serves as the foundation, building excellence not just in what we produce but also in how the Company operates, grows and empowers our people for the challenges ahead.

Our Purpose

TURN RAW POTENTIAL
INTO REAL PROGRESS

Our Vision

Build a Legacy of Excellence
for Future Generations

Our Strategic Priorities

Excel Today
Continuously Improve
Invest for Tomorrow

Our Values

Act with Integrity
Operate with Excellence
Care for People
Lead with Courage



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 1-37816

ALCOA CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**81-1789115**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
201 Isabella Street, Suite 500, Pittsburgh, Pennsylvania	**15212-5858**
(Address of principal executive offices)	**(Zip Code)**

(Registrant's telephone number, including area code): 412-315-2900

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	AA	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's voting stock held by non-affiliates at June 30, 2025 was approximately $7.6 billion, based on the closing price per share of Common Stock on June 30, 2025 of $29.51 as reported on the New York Stock Exchange.

As of February 20, 2026, there were 263,839,742 shares of the registrant's Common Stock, par value $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K incorporates by reference certain information from the registrant's Definitive Proxy Statement for its 2026 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A.

TABLE OF CONTENTS

Note on Incorporation by Reference

In this Form 10-K, selected items of information and data are incorporated by reference to portions of Alcoa Corporation's Definitive Proxy Statement for its 2026 Annual Meeting of Stockholders (Proxy Statement), which will be filed with the Securities and Exchange Commission within 120 days after the end of Alcoa Corporation's fiscal year ended December 31, 2025. Unless otherwise provided herein, any reference in this Form 10-K to disclosures in the Proxy Statement shall constitute incorporation by reference of only that specific disclosure into this Form 10-K.

Item 1. Business.

(dollars in millions, except per-share amounts, average realized prices, and average cost amounts)

The Company

Alcoa Corporation, a Delaware corporation (Alcoa or the Company) which became an independent, publicly traded company on November 1, 2016, is active in all aspects of the upstream aluminum industry with bauxite mining, alumina refining, and aluminum smelting and casting. The Company has direct and indirect ownership of 25 operating locations across eight countries on five continents.

The Company's operations are comprised of two reportable business segments: Alumina and Aluminum. The Alumina segment primarily consists of the Company's bauxite mines and alumina refineries, and its operations generally include the mining of bauxite and other aluminous ores, as well as the refining, production, and sale of smelter grade and non-metallurgical alumina. The Aluminum segment consists of the Company's aluminum smelting and casting operations along with most of the Company's energy production assets.

Aluminum, as an element, is abundant in the earth's crust, but a multi-step process is required to manufacture finished aluminum metal. Aluminum metal is produced by refining alumina oxide from bauxite into alumina, which is then smelted into aluminum and can be cast into many shapes and forms.

Alcoa smelts and casts aluminum in various shapes and sizes for global customers, including developing and creating various alloy combinations for specific applications.

Aluminum metal is a commodity traded on the London Metal Exchange (LME) and priced daily. Additionally, alumina is subject to market pricing through the Alumina Price Index (API), which is calculated by the Company based on the weighted average of a prior month's daily spot prices published by the following three indices: CRU Metallurgical Grade Alumina Price, Platts Metals Daily Alumina PAX Price, and FastMarkets Metal Bulletin Non-Ferrous Metals Alumina Index. As a result, the prices of both aluminum and alumina are subject to significant volatility and, therefore, influence the operating results of Alcoa.

Business Strategy

Alcoa's business strategy is designed to create stockholder value by leveraging the strength of our assets and capabilities, capitalizing on the favorable long-term market fundamentals of our industry, and following a disciplined approach to growth.

During 2025, Alcoa took actions to transform and optimize its portfolio of mining, refining, and smelting assets, strengthen its balance sheet, and reinforce its disciplined approach to financial management and capital allocation. Alcoa completed the sale of its 25.1% ownership in the Saudi Arabia joint venture in exchange for shares in Saudi Arabian Mining Company (Ma'aden) and cash, announced the permanent closure of the Kwinana alumina refinery in Australia, formed a joint venture to support the continued operation of the San Ciprián complex in Spain, progressed the San Ciprián smelter restart to approximately 65 percent of capacity as of December 31, 2025, and delivered annual production records at six operating sites across the world, demonstrating strong stability and performance. In addition, the Company continued to reduce total debt and met the high end of its adjusted net debt target range at December 31, 2025.

In the near term, Alcoa intends to focus on maintaining operational stability while strategically managing its portfolio of assets to maximize profitability, including advancing Australia mine approvals to unlock value from mine transitions in future periods and improving the long-term outlook for the San Ciprián complex. The Company also seeks to maintain a strong balance sheet through monetization of non-operating assets and further reductions in total debt, while evaluating value-creating growth opportunities.

To strengthen our competitive position, Alcoa has identified priorities that address both immediate and long-term opportunities:

Safety Performance and Operational Excellence

- Alcoa maintains that strong safety performance is the essential foundation for reliable, high-quality operations. The Company emphasizes consistent use of safe behaviors while systematically engineering out critical risks.

- Alcoa seeks to drive operational excellence by maintaining stability, driving productivity, and optimizing processes using our modernized Alcoa Business System, a methodology developed by Alcoa and recognized for delivering excellence and efficiency. Reliable, stable operations are the largest value lever within the Company's control.

Building a High-Performance Culture

- Alcoa is advancing the implementation of our new behavior model which is built around five behaviors to further develop our high-performance culture: Drive a safe, inclusive, and collaborative environment; Communicate clearly and effectively; Prioritize, be decisive, and execute; Take accountability; and Continuously learn, adapt, and grow.

- Continuous improvement is foundational to our culture and essential to achieving our strategic objectives. The guidance we provide is action-oriented, illustrating "what good looks like" while reinforcing alignment with our purpose and priorities. Clear objectives and regular, constructive feedback complete the core elements of our program.

Capital Allocation Priorities

- Alcoa continues to execute its capital allocation framework with discipline, prioritizing a strong balance sheet, including low debt. This approach preserves the Company's flexibility to invest, return cash to shareholders, and remain resilient through all market cycles.

- Alcoa recognizes that our operations are the greatest value driver fully within our control. Accordingly, we allocate the capital needed to maintain and enhance our assets, ensuring reliability and operational stability to deliver that value.

- At times when the Company has excess cash, it evaluates options to return cash to shareholders in competition with value-creating growth opportunities.

Disciplined Growth

- Alcoa pursues pragmatic growth opportunities, organically and inorganically, when returns exceed the cost of capital and the value created exceeds other capital allocation options.

- Alcoa is disciplined in making decisions on allocating capital to grow the Company. We focus on projects that build upon our existing operational strengths, enable us to serve customer demand growth, and that provide opportunities to unlock synergies through our technical expertise and scalable systems.

With an emphasis on safety, operational excellence, and continuous improvement, as well as disciplined execution of its capital allocation framework, Alcoa is well positioned to deliver stockholder value across business cycles.

See Part II Item 7 of this Form 10-K in Management's Discussion and Analysis of Financial Condition and Results of Operations under caption Business Update for more information.

Alumina

This segment consists of the Company's global bauxite mining operations and worldwide refining system, which processes bauxite into alumina, a compound of aluminum and oxygen that is the raw material used by smelters to produce aluminum metal. Bauxite is the principal raw material used to produce alumina and contains various aluminum hydroxide minerals, the most important of which are gibbsite and boehmite. Bauxite is refined into alumina using the Bayer process. The Company obtains bauxite from its own resources as well as through long-term and short-term contracts and mining leases. Tons of bauxite are reported on a zero-moisture basis in millions of dry metric tons (mdmt) unless otherwise stated.

Alcoa's alumina sales are made to customers globally and are typically priced by reference to published spot market prices. The Company produces smelter grade alumina and non-metallurgical grade alumina. The Company's largest customer for smelter grade alumina is its own aluminum smelters, which in 2025 accounted for approximately 34 percent of its total alumina shipments. A small portion of the alumina (non-metallurgical grade) is sold to third-party customers who process it into industrial chemical products.

This segment also included Alcoa's 25.1% ownership interest in a mining and refining joint venture company in Saudi Arabia prior to the sale of Alcoa's interest on July 1, 2025 (see Saudi Arabia Joint Venture below).

Alcoa-operated mines produced 33.0 mdmt of bauxite and mines operated by partnerships produced 4.5 mdmt of bauxite on a proportional equity basis, for a total Company bauxite production of 37.5 mdmt. In 2025, Alcoa had access to 43.2 mdmt of production from its portfolio of bauxite interests and bauxite offtake and supply agreements and sold 10.0 mdmt of bauxite to third party customers; 33.2 mdmt of bauxite was delivered to Alcoa refineries. The amount of bauxite Alcoa purchases from its minority-owned joint venture, Compagnie des Bauxites de Guinée (CBG), differs from its proportional equity in the mine.

The Company primarily sells alumina through contracts containing two pricing components: (1) the API price basis and (2) a negotiated adjustment basis that takes into account various factors, including freight, quality, customer location, and market conditions, as well as through fixed price spot sales. In 2025, approximately 95 percent of the Company's smelter grade alumina shipments to third parties were sold on an adjusted API price or fixed price spot basis. A portion of this segment's third-party sales are completed through alumina traders.

Information regarding the Company's bauxite mining properties and bauxite mineral resources and reserves is included in Part I Item 2 of this Form 10-K.

Alcoa's alumina refining facilities and its worldwide alumina capacity stated in metric tons per year (mtpy) as of December 31, 2025 are shown in the following table:

Country	Facility	Nameplate Capacity[1] (000 mtpy)	Alcoa Corporation Consolidated Capacity[1] (000 mtpy)
Australia	Pinjarra	4,700	4,700
	Wagerup	2,879	2,879
Brazil	Poços de Caldas	390	390
	São Luís (Alumar)	3,860	2,084
Spain	San Ciprián	1,600	1,600
TOTAL		13,429	11,653

[1] Nameplate Capacity is an estimate based on design capacity and normal operating efficiencies and does not necessarily represent maximum possible production. Alcoa Corporation Consolidated Capacity represents its share of the Nameplate Capacity of these facilities.

As of December 31, 2025, Alcoa had approximately 1,014,000 mtpy of idle capacity relative to total Alcoa consolidated capacity of 11,653,000 mtpy. The idle capacity includes: 800,000 mtpy at the San Ciprián refinery and 214,000 mtpy at the Poços de Caldas facility.

In September 2025, Alcoa announced the permanent closure of the Kwinana alumina refinery in Australia, which had been fully curtailed since June 2024. Prior to the curtailment, the refinery had been operating at approximately 80 percent of its annual capacity of 2,190,000 mtpy. The Company's decision to permanently close the refinery was made based on a variety of factors, including the refinery's age, scale and operating costs, market conditions, and bauxite grade challenges. Demolition and remediation activities are expected to begin in 2026 and continue through 2031.

In 2022, production at the San Ciprián refinery was reduced to approximately 50 percent of the 1.6 million metric tons of annual capacity to mitigate the financial impact of high natural gas costs. On March 31, 2025, Alcoa and Trento Equity Holdings, S.L.U. (Trento EQT), formerly known as IGNIS Equity Holdings, SL, entered into a joint venture agreement to support the continued operation of the San Ciprián complex in Spain whereby Alcoa owns 75% and continues as the managing operator and Trento EQT owns 25% of the San Ciprián operations.

Aluminum

This segment currently consists of (i) the Company's worldwide smelting and casthouse system and (ii) a portfolio of energy assets in Brazil, Canada, and the United States. The smelting operations produce molten primary aluminum, which is then formed by the casting operations into either commodity grade ingot (e.g., t-bar, sow, standard ingot) or into value add ingot products (e.g., foundry, billet, rod, and slab), virtually all of which are sold to external customers and traders. A variety of external customers purchase the primary aluminum products for use in fabrication operations, which produce products primarily for the transportation, building and construction, packaging, wire, and other industrial markets. The energy assets supply power to external customers in Brazil and the United States, as well as internal customers in the Aluminum segment (Warrick (Indiana) smelter and Baie-Comeau (Canada) smelter) and, to a lesser extent, the Alumina segment (Brazilian refineries).

This segment also included Alcoa Corporation's 25.1% ownership interest in a smelting joint venture company in Saudi Arabia prior to the sale of Alcoa's interest on July 1, 2025 (see Saudi Arabia Joint Venture below).

Smelting and Casting Operations

Contracts for primary aluminum vary widely in duration, from multi-year supply contracts to spot purchases. Pricing for primary aluminum products is typically comprised of three components: (i) the published LME aluminum price for commodity grade P1020 aluminum, (ii) the published regional premium applicable to the delivery locale, and (iii) a negotiated product premium that accounts for factors such as shape and alloy.

Alcoa's primary aluminum facilities and its global smelting capacity stated in metric tons per year as of December 31, 2025 are shown in the following table:

Country	Facility	Nameplate Capacity[1] (000 mtpy)	Alcoa Corporation Consolidated Capacity[1] (000 mtpy)
Australia	Portland	358	197
Brazil	Poços de Caldas[2]	N/A	N/A
	São Luís (Alumar)	447	268
Canada	Baie-Comeau, Québec	324	324
	Bécancour, Québec	467	350
	Deschambault, Québec	287	287
Iceland	Fjarðaál	351	351
Norway	Lista	95	95
	Mosjøen	200	200
Spain	San Ciprián	228	228
United States	Massena West, NY	130	130
	Evansville, IN (Warrick)	215	215
TOTAL		3,102	2,645

[1] Nameplate Capacity is an estimate based on design capacity and normal operating efficiencies and does not necessarily represent maximum possible production. Alcoa Corporation's Consolidated Capacity represents its share of the Nameplate Capacity of these facilities.

[2] The Poços de Caldas facility is a casthouse and does not include a smelter.

As of December 31, 2025, Alcoa had approximately 196,000 mtpy of idle smelting capacity relative to total Alcoa consolidated capacity of 2,645,000 mtpy. The idle capacity includes: 81,000 mtpy at the San Ciprián smelter, 54,000 mtpy at the Warrick smelter, 28,000 mtpy at the Portland smelter, 25,000 mtpy at the Alumar smelter, and 8,000 mtpy at the Lista smelter.

During 2025, the Company continued to progress the restart of the Alumar smelter in Brazil, which was operating at approximately 91 percent of the site's total annual capacity of 268,000 mtpy (Alcoa share) as of December 31, 2025.

In the second quarter of 2025, the Company began the restart of one potline (31,000 mtpy) at the Lista smelter in Norway that was curtailed in August 2022. The site was operating at approximately 92 percent of the site's total annual capacity of 95,000 mtpy as of December 31, 2025.

On March 31, 2025, Alcoa and Trento EQT entered into a joint venture agreement to support the continued operation of the San Ciprián complex in Spain whereby Alcoa owns 75% and continues as the managing operator and Trento EQT owns 25% of the San Ciprián operations. Following the formation of the joint venture, Alcoa resumed the restart of the San Ciprián smelter that had been operating approximately 6 percent of total pot capacity since March 2024. The restart was paused in April 2025 following a widespread power outage across Spain and resumed in July 2025. The smelter was operating at approximately 65 percent of its total annual capacity of 228,000 mtpy as of December 31, 2025, and the Company expects that the restart will be completed by mid-2026.

Energy Facilities and Sources

In 2025, energy comprised approximately 24 percent of the Company's total alumina refining production costs and electric power comprised approximately 24 percent of the Company's primary aluminum production costs.

Electricity markets are regional and are limited by physical and regulatory constraints, including the physical inability to transport electricity efficiently over long distances, the design of the electric grid, including interconnections, and the regulatory structure imposed by various federal and state entities.

Electricity contracts may be short-term (real-time or day ahead) or years in duration, and contracts can be executed for immediate delivery or years in advance. Pricing may be fixed, indexed to an underlying fuel source or other index such as LME, cost-based, or based on regional market pricing. In 2025, Alcoa generated approximately 11 percent of the power used at its smelters worldwide and generally purchased the remainder under long-term arrangements.

The following table sets forth the electricity generation capacity and 2025 generation of facilities in which Alcoa Corporation has an ownership interest. See also the Joint Ventures section below. The figures in the table are presented in megawatts (MW) and megawatt hours (MWh), respectively.

Country	Facility	Alcoa Corporation Consolidated Capacity (MW)	2025 Generation (MWh)
Brazil	Barra Grande	150	1,148,639
	Estreito	155	908,276
	Machadinho	126	1,306,622
	Serra do Facão	60	240,543
Canada	Manicouagan	133	1,162,039
United States	Warrick	821	3,326,607
TOTAL		**1,445**	**8,092,726**

Each facility listed above generates hydroelectric power except Warrick, a co-located power plant which generates substantially all of the power used by the Warrick smelter using coal purchased from third parties at nearby coal reserves. In June 2025, the Company acquired the remaining ownership interest in the Warrick power plant's fourth generating unit, which increased the capacity by 164 MW. In 2025, approximately 43 percent of the generation from the Warrick power plant was sold into the market under its current operating permits. Alcoa Power Generating Inc., a subsidiary of the Company, also owns certain Federal Energy Regulatory Commission (FERC)-regulated transmission assets in Indiana, Tennessee, New York, and Washington.

The consolidated capacity of the Brazilian energy facilities in the table above is the assured energy, representing approximately 53 percent of hydropower plant nominal capacity. The generation is managed by Brazil's national electric system operator (ONS) and factors such as water levels and maintenance across the entire electrical system can allow for a facility's generation to vary in comparison to its assured energy. The Brazilian hydroelectric facilities produce energy which is transmitted across the national grid to Alcoa's refineries in Brazil and the excess generation capacity is sold into the market.

Below is an overview of our external energy for our smelters and refineries.

	External Energy Source	
Region	Electricity	Natural Gas
North America	*Québec, Canada* Alcoa's smelter located in Baie-Comeau, Québec, purchases approximately 25 percent of its electricity needs from Manicouagan Power Limited Partnership under an agreement that expires in February 2036. Otherwise, all electricity consumed by the three smelters in Québec is purchased under contracts with Hydro-Québec that expire on December 31, 2029. The Baie-Comeau contract has an automatic renewal through February 2036. *Massena, New York (Massena West)* The Massena West smelter in New York purchases renewable energy from the New York Power Authority (NYPA) pursuant to a contract between Alcoa and NYPA that expires in March 2026. In October 2025, the smelter entered into a ten-year contract for renewable energy with NYPA, effective April 1, 2026. The contract can be extended for two additional five-year terms.	Alcoa generally procures natural gas on a competitive bid basis from a variety of sources, including natural gas producers and independent gas marketers. Contract pricing for gas is typically based on a published industry index such as the New York Mercantile Exchange (NYMEX).
Australia	*Portland* This smelter purchases power from the National Electricity Market (NEM) variable spot market in the state of Victoria and has fixed-for-floating swap contracts with AGL Hydro Partnership, Origin Energy Electricity Limited, and Alinta Energy CEA Trading Pty Ltd, for a combined 587 MW that expire on June 30, 2026. In August 2023 and September 2024, the smelter entered into nine-year fixed-for-floating swap contracts with AGL Hydro Partnership for a combined 587 MW effective July 1, 2026. Each of these swap contracts manage exposure to the variable energy rates from the NEM spot market under long-term power purchase agreements, which may include purchases of power from renewable energy sources. See Part II Item 8 of this Form 10-K in Note P to the Consolidated Financial Statements for additional information.	*Western Australia* Alcoa of Australia Limited (AofA) uses gas to co-generate steam and electricity for its alumina refining processes at the Pinjarra and Wagerup refineries, and to fuel the calcination furnaces at each site. Prior to 2022, AofA secured a significant portion of gas supplies through 2032. On a combined basis, these gas supply arrangements are expected to cover approximately 90 percent of the Pinjarra and Wagerup refineries' gas requirements (after the closure of the Kwinana refinery in September 2025) through 2027, with decreasing percentages thereafter through 2032. In 2024, AofA contracted for a portion of the additional gas supplies required starting in 2028 for a 10-year period. In 2025, AofA entered into a gas supply arrangement that provides the Company with an option to secure approximately 25 percent of its gas requirements for a 10-year period expected to begin between 2032 and 2034. The arrangement is subject to the completion of certain technical, commercial, and regulatory requirements and the supplier's final investment decision.

	External Energy Source	
Region	**Electricity**	**Natural Gas**
Europe	*San Ciprián, Spain* The San Ciprián smelter was operating at approximately 65 percent of the site's total annual capacity of 228,000 mtpy (Alcoa share) as of December 31, 2025, after resuming the restart in July 2025. The smelter had previously been operating at 6 percent of the site's total annual capacity since March 2024. The Company expects that the restart will be completed by mid-2026. The smelter purchases power from the variable spot market. During 2025, the Company entered into fixed-for-floating swap contracts to mitigate financial risks associated with changes in electricity prices. These contracts are held by a separate wholly-owned subsidiary of Alcoa Corporation and expire in December 2027. See Part II Item 8 of this Form 10-K in Note P to the Consolidated Financial Statements for additional information. In 2022, Alcoa entered into two long-term power purchase agreements (PPAs) with renewable energy providers that are expected to supply approximately 40 percent of the smelter's power needs at its full capacity. The supply of energy is dependent on the permitting and development of the windfarms included in the PPAs. The smelter receives compensation of indirect carbon emissions costs in accordance with European Union (EU) Commission Guidelines and the Spanish compensation regime. Compensation is paid one year in arrears relative to the production period and is subject to the availability of funds in the Spanish national fiscal budget. The Company is required to comply with certain operating conditions for a period of three years from the grant date. Current compensation levels are established through 2030, with final payments occurring in 2031. Compensation received is recognized when it is determined to be probable that the Company will satisfy all conditions. *Mosjøen, Norway* Alcoa has several long-term power purchase agreements securing approximately 90 percent of the necessary power for the smelter through 2028 and 65 percent of the necessary power for the smelter from 2029 through 2035. The remaining power at the smelter is purchased at spot rates. *Lista, Norway* Alcoa has several power purchase agreements securing approximately 90 percent of the necessary power for the smelter through 2027. The remaining power at the smelter is purchased at spot rates. Both Norway smelters receive compensation for indirect carbon emissions costs in accordance with EU Commission Guidelines and the Norwegian compensation regime. Beginning in 2024, the carbon dioxide compensation scheme in Norway includes a requirement for recipients to implement emission reduction and energy efficiency measures corresponding to 40 percent of the carbon dioxide compensation paid. Complying with the additional condition can be achieved over multiple years, but not later than 2034. Compensation received is recognized as the conditions are met. *Iceland* Landsvirkjun, the Icelandic national power company, supplies competitively priced electricity from a hydroelectric facility to the smelter under a 40-year power contract, which expires in 2048 with a price renegotiation effective from 2028.	*Spain* The San Ciprián refinery has been operating at 50 percent of its capacity since the third quarter of 2022. The natural gas supply contract for the San Ciprián refinery was renewed in 2025, transitioning pricing from Spanish Virtual Balance Point spot gas rates to Title Transfer Facility (TTF)‑linked European benchmarks. As a result, the refinery has access to an adequate supply at TTF-based European gas rates. During 2025, Alcoa entered into fixed-for-floating swap contracts to mitigate financial risks associated with changes in natural gas prices at the San Ciprián refinery. These contracts are held by a separate wholly-owned subsidiary of Alcoa Corporation and expire in December 2027. See Part II Item 8 of this Form 10-K in Note P to the Consolidated Financial Statements for additional information.

External Energy Source		
Region	Electricity	Natural Gas
South America	*Alumar* The Alumar smelter was operating at 91 percent of the site's total annual capacity of 268,000 mtpy (Alcoa share) as of December 31, 2025, following the restart that was announced in September 2021. The Alumar smelter purchases power under several long-term power purchase agreements that expire in 2038. Long-term power secured is from renewable sources.	

Joint Ventures

San Ciprián Joint Venture

In March 2025, Alcoa and Trento EQT entered into a joint venture agreement (the Agreement) whereby Alcoa owns 75% and continues as the managing operator and Trento EQT owns 25% of the San Ciprián operations, which include an alumina refinery with a capacity of 1.6 million mtpy and an aluminum smelter with a capacity of 228,000 mtpy. The Agreement allowed for the planned restart of the San Ciprián smelter in 2025, a commitment included in the viability agreement reached with the workers' representatives of the San Ciprián smelter in December 2021, and subsequently updated in February 2023.

Under the terms of the Agreement, Alcoa and Trento EQT contributed $81 (€75) and $27 (€25), respectively, to form the joint venture. Subsequent to formation of the joint venture on March 31, 2025, an additional $89 (€76) was funded for operations by Alcoa with a priority position in future cash returns. Further funding requires agreement by both partners, and to maintain their respective ownership in the joint venture, equity funding would be shared 75% by Alcoa and 25% by Trento EQT. In December 2025, Alcoa provided a mandatory convertible note of $153 (€130) to the joint venture that will convert to equity on or before September 1, 2026.

The formation of the joint venture was accounted for as an equity transaction where Trento EQT's noncontrolling interest was reflected as a decrease to Additional capital. Noncontrolling interest was measured at 25% of the net assets ($103) included in the joint venture at formation, which includes the initial contributions described above ($108).

ELYSIS

ELYSIS® Limited Partnership (ELYSIS) is between wholly-owned subsidiaries of Alcoa (48.235%) and Rio Tinto Alcan Inc. (Rio Tinto) (48.235%), respectively, and Investissement Québec (3.53%), a company wholly-owned by the Government of Québec, Canada. The purpose of ELYSIS is to advance larger scale development and commercialization of its patent-protected technology that eliminates direct greenhouse gas emissions from the traditional aluminum smelting process and, instead, emits oxygen. Alcoa first developed the inert anode technology for the aluminum smelting process that served as the basis for the formation of ELYSIS in 2018. Development scale quantities of aluminum produced by ELYSIS have been sold for commercial purposes, including to Ball Corporation for its low-carbon aluminum cup launched in January 2024; to Nexans, which produced the world's first cable containing metal from this breakthrough technology; and to Ball Corporation and Unilever PLC for use in consumer personal care and home care packaging. Further progress on ELYSIS technology was announced in 2024 with Rio Tinto's plans to launch the first industrial-scale demonstration of the breakthrough technology, which includes 10 ELYSIS smelting pots operating at 100 kiloamperes (kA), a size similar to those operating at smaller-scale commercial smelters. Alcoa has the right to purchase up to 40 percent of the metal produced from the demonstration, allowing for Alcoa customers to benefit from ELYSIS's carbon-free electrolytic process early in the technology development cycle. There has been no change to the target for first production which is expected by 2027. In November 2025, ELYSIS successfully started the first 450 kA inert anode cell at Rio Tinto's Alma smelter in Québec, Canada. This represents a key milestone for potential large-scale commercialization of the technology.

Saudi Arabia Joint Venture

On July 1, 2025, Alcoa completed the sale of its full ownership interest of 25.1% in the Saudi Arabia joint venture, comprised of Ma'aden Bauxite and Alumina Company (MBAC) and the Ma'aden Aluminium Company (MAC), to Ma'aden, in exchange for total consideration of $1,350, comprised of 85,977,547 shares of Ma'aden (valued at SAR 52.35 per share at closing, or $1,200) and $150 in cash (related to taxes and transaction costs). At December 31, 2025, the shares of Ma'aden were valued at SAR 60.95 per share, or $1,397.

The shares of Ma'aden are subject to transfer and sale restrictions, including a restriction requiring Alcoa to hold its Ma'aden shares for a minimum of three years, with one-third of the shares becoming transferable after each of the third, fourth, and fifth anniversaries of the closing of the transaction (the Holding Period). During the Holding Period, Alcoa is permitted, under certain conditions, to hedge and borrow against its Ma'aden shares. Under certain circumstances, such minimum Holding period may be reduced.

Others

The Company is party to several other joint ventures and consortia. See additional details within each business segment discussion below.

The Aluminerie de Bécancour Inc. (ABI) smelter is a joint venture between Alcoa and Rio Tinto located in Bécancour, Québec. Alcoa owns 74.95% of the joint venture through its 50% equity investment in Pechiney Reynolds Quebec, Inc., which owns a 50.1% share of the smelter, and two wholly-owned Canadian subsidiaries, which own 49.9% of the smelter. Rio Tinto owns the remaining 25.05% interest in the joint venture through its 50% ownership in Pechiney Reynolds Quebec, Inc.

CBG is a joint venture between Boké Investment Company (51%) and the Government of Guinea (49%) for the operation of a bauxite mine in the Boké region of Guinea. Boké Investment Company is owned 100% by Halco (Mining) Inc.; Alcoa World Alumina LLC, a wholly-owned subsidiary of Alcoa, holds a 45% interest in Halco (Mining) Inc.

Alumar is an unincorporated joint venture for the operation of a refinery, smelter, and casthouse in Brazil. The refinery is owned by AWAB (39.96%), Rio Tinto (10%), Alcoa Alumínio (14.04%), and South32 Minerals S.A. (South32) (36%). AWAB and Alcoa Alumínio are wholly-owned subsidiaries of Alcoa. With respect to Rio Tinto and South32, the named company or an affiliate thereof holds the interest. The smelter and casthouse are owned by Alcoa Alumínio (60%) and South32 (40%).

Strathcona calciner is a joint venture between affiliates of Alcoa and Rio Tinto located in Alberta, Canada. Calcined coke is used as a raw material in aluminum smelting. The calciner is owned by Alcoa (39%) and Rio Tinto (61%).

Hydropower

Machadinho Hydro Power Plant (HPP) is a consortium located on the Pelotas River in southern Brazil in which the Company has a 27.3% ownership interest through Alcoa Alumínio. The remaining ownership interests are held by unrelated third parties.

Barra Grande HPP is a joint venture located on the Pelotas River in southern Brazil in which the Company has a 42.2% ownership interest through Alcoa Alumínio. The remaining ownership interests are held by unrelated third parties.

Estreito HPP is a consortium between Alcoa Alumínio, through Estreito Energia S.A. (25.5%) and unrelated third parties located on the Tocantins River, northern Brazil.

Serra do Facão HPP is a joint venture between Alcoa Alumínio (35%) and unrelated third parties located on the Sao Marcos River, central Brazil.

Manicouagan Power Limited Partnership (Manicouagan) is a joint venture between affiliates of Alcoa and Hydro-Québec. Manicouagan owns and operates the 335 megawatt McCormick hydroelectric project, which is located on the Manicouagan River in the Province of Québec, Canada. Alcoa owns 40% of the joint venture.

Alcoa World Alumina and Chemicals (AWAC)

On August 1, 2024, Alcoa completed the acquisition of all of the ordinary shares of Alumina Limited (Alumina Shares) through a wholly-owned subsidiary, AAC Investments Australia 2 Pty Ltd. At acquisition, Alumina Limited, a company previously listed on the Australian Securities Exchange, held a 40% ownership interest in the AWAC joint venture.

Under the Scheme Implementation Deed entered into in March 2024, as amended in May 2024, holders of Alumina Shares received 0.02854 Alcoa CHESS Depositary Interests (CDIs) for each Alumina Share (the Agreed Ratio), except that i) holders of Alumina Shares represented by American Depositary Shares, each of which represented 4 Alumina Shares, received 0.02854 shares of Alcoa common stock and ii) a certain shareholder received, for certain of their Alumina Shares, 0.02854 shares of Alcoa non-voting convertible preferred stock. The Alcoa CDIs are quoted on the Australian Stock Exchange.

At closing, Alumina Shares outstanding of 2,760,056,014 and 141,625,403 were exchanged for 78,772,422 and 4,041,989 shares of Alcoa common stock and Alcoa preferred stock, respectively. Based on Alcoa's closing share price as of July 31, 2024, the Agreed Ratio implied a value of A$1.45 per Alumina Share and aggregate purchase consideration of approximately $2,700 for Alumina Limited.

The transaction consisted in substance of the acquisition of Alumina Limited's noncontrolling interest in AWAC, the assumption of Alumina Limited's indebtedness, the recognition of deferred tax assets primarily related to Alumina Limited's prior net operating losses and the tax allocation of the fixed asset valuation to individual assets, and the acquisition of cash and other current liabilities. The transaction was accounted for as an equity transaction where net assets acquired and transaction costs were reflected as an increase to Additional capital.

Prior to Alcoa's acquisition of Alumina Limited, Alcoa Corporation and Alumina Limited owned 60% and 40%, respectively, of AWAC, an unincorporated global joint venture consisting of a number of affiliated entities that own, operate, or have an interest in bauxite mines and alumina refineries, as well as an aluminum smelter, in seven countries. The scope of AWAC generally includes the mining of bauxite and other aluminous ores; the refining, production, and sale of smelter grade and non-metallurgical alumina; and the production of certain primary aluminum products. Upon completion of the acquisition on August 1, 2024, Alumina Limited and, as a result, the operations held by the AWAC joint venture, became wholly-owned by Alcoa Corporation.

AWAC Operations

Prior to the completion of the Alumina Limited acquisition, AWAC entities' assets included the following interests:

- 100% of the bauxite mining and alumina refining operations of Alcoa's affiliate, AofA;

- 100% of the Juruti bauxite deposit and mine in Brazil;

- 45% interest in Halco (Mining) Inc., a bauxite consortium that owns a 51% interest in CBG, a bauxite mine in Guinea;

- 39.96% interest in the São Luís refinery in Brazil;

- 55% interest in the Portland, Australia smelter that AWAC manages on behalf of the joint venture partners;

- 25.1% interest in MBAC located in Ras Al Khair, Saudi Arabia;

- 100% of the refinery and alumina-based chemicals assets at San Ciprián, Spain;

- 100% of Alcoa Steamship Company LLC, a company that procures ocean freight and commercial shipping services for Alcoa in the ordinary course of business;

- 100% of the assets at the closed, former alumina refining facility in Point Comfort, Texas, United States; and,

- 100% interest in various assets formerly used for mining and refining in the Republic of Suriname (Suriname).

Sources and Availability of Raw Materials

The Company believes that the raw materials necessary to its business are and will continue to be available and that the sources and availability of such raw materials are currently adequate. Generally, materials are purchased from third-party suppliers under competitively priced supply contracts or bidding arrangements. Substantially all of the raw materials required to manufacture our products are available from more than one supplier. Some sources of these raw materials are located in countries that may be subject to unstable political and economic conditions, which could disrupt supply or affect the price of these materials.

Certain raw materials, such as caustic soda and calcined petroleum coke, may be subject to significant price volatility which could impact our financial results.

Alcoa sources bauxite from its own resources and believes its present sources of bauxite on a global basis are sufficient to meet the forecasted requirements of its alumina refining operations for the foreseeable future.

Certain alumina refineries generate electricity that meets or exceeds their power needs, while others purchase electricity from third-party suppliers.

For each metric ton (mt) of alumina produced, Alcoa consumes the following amounts of the identified raw material inputs (approximate range across relevant facilities):

Raw Material	Units	Consumption per mt of Alumina
Bauxite	mt	2.2 – 4.0
Caustic soda	kg	80 – 130
Electricity	MWh	0.17 to 0.30 total consumed
Fuel (fuel oil, natural gas, and coal)	GJ	6 – 10.5
Lime (CaO)	kg	6 – 50

For each metric ton of aluminum produced, Alcoa consumes the following amounts of the identified raw material inputs (approximate range across relevant facilities):

Raw Material	Units	Consumption per mt of Primary Aluminum
Alumina	mt	1.91 – 1.94
Aluminum fluoride	kg	13.2 – 23.1
Calcined petroleum coke	mt	0.30 – 0.40
Cathode blocks	mt	0.004 – 0.007
Electricity	MWh	13.26 – 16.82
Liquid pitch	mt	0.07 – 0.12
Natural gas	mcf	0.8 – 4.5

Certain aluminum we produce includes alloying materials. Because of the number of different types of elements that can be used to produce various alloys, providing a range of such elements would not be meaningful. With the exception of a very small number of internally used products, Alcoa produces its aluminum alloys in adherence to an Aluminum Association (of which Alcoa is an active member) standard, which uses a specific designation system to identify alloy types. In general, each alloy type has a major alloying element other than aluminum but will also include lesser amounts of other constituents.

Competition

Alcoa is subject to highly competitive conditions in all aspects of the aluminum supply chain in which it competes. Our business segments operate in key markets globally, and we are able to meet customer demand in North America, South America, Europe, the Middle East, Australia, China, and other parts of Asia.

We compete with a variety of both U.S. and non-U.S. companies in all major markets across the aluminum supply chain. Competitors include bauxite miners who supply to the third-party bauxite market, alumina suppliers, commodity traders, aluminum producers, and producers of alternative materials such as steel, titanium, copper, carbon fiber, composites, plastic, and glass.

With the Sustana® brand, including EcoDura® aluminum (recycled content), EcoLum® aluminum (low carbon), and EcoSource® alumina (also low carbon), the Company is well positioned to compete with others.

Alumina

We are the largest alumina producer outside of China and the largest supplier of third-party alumina outside of China. The alumina market is global and highly competitive, with many active suppliers, producers, and commodity traders. The majority of our product is sold in the form of smelter grade alumina. The market for alumina is global, and demand for alumina varies from region to region. We compete with commodity traders, a growing number of refineries in Asia (especially in China and Indonesia), and other alumina producers, such as South32, Rio Tinto, and Glencore.

Key factors influencing competition in the alumina market include cost position, price, reliability of bauxite supply, quality, and proximity to customers and end markets. We had an average cost position in the first quartile of global alumina production in 2025, as determined by CRU independent commodity intelligence. Increased production costs in recent years caused by lower bauxite grades in Australia could place our Alumina segment in the second quartile until new mine regions are accessed. Our refineries are strategically located near low-cost bauxite mines, which provide a long-term supply of bauxite to our refineries. Our alumina refineries include sophisticated refining technology to maximize efficiency with the bauxite grades from these internal mines.

We are among the world's largest bauxite miners. The majority of bauxite mined globally is converted to alumina for the production of aluminum. In 2025, approximately 77 percent of bauxite volume from Alcoa-operated mines, mines operated by partnerships, and bauxite offtake agreements was supplied to Alcoa refineries, and approximately 23 percent of Alcoa's bauxite shipments were sold to third-party customers.

Our principal competitors in the third-party bauxite market include Rio Tinto and multiple suppliers from Guinea, Australia, and Brazil, among other countries. We compete largely based on bauxite quality, price, and logistics, as well as strategically located long-term bauxite resources in Brazil and Guinea, which is home to the world's largest reserves of high-quality metallurgical grade bauxite.

Aluminum

In our Aluminum segment, competition is dependent upon the type of product we are selling.

The market for primary aluminum is global, and demand for aluminum varies widely from region to region. We compete with commodity traders, such as Glencore, Trafigura, Vitol, Mercuria and Gunvor, and aluminum producers, such as Emirates Global Aluminum, Norsk Hydro ASA, Rio Tinto, Century Aluminum, and Vedanta Aluminum Ltd.

Several of the most critical competitive factors in our industry are product quality, production costs (including source, reliability of supply, and cost of energy), price, access and proximity to raw materials, customers and end markets, timeliness of delivery, customer service (including technical support), product innovation, and breadth of offerings. Where aluminum products compete with other materials, the characteristics of aluminum are also a significant factor, particularly its light weight, strength, and recyclability.

The strength of our position in the primary aluminum market is largely attributable to: our integrated supply chain and regional presence in key markets, primarily North America and Europe; long-term energy arrangements; the ability of our casthouses to provide customers with a diverse product portfolio in terms of shapes and alloys, while meeting high product quality standards; and low carbon footprint for the majority of our production, as approximately 86 percent of the aluminum smelting portfolio operated by the Company was powered by renewable (primarily hydropower) energy sources in 2025. Renewable energy is derived from natural processes that are replenished constantly, such as sunlight, wind, and hydropower. The Company intends to continue to focus on optimizing value add product capacity utilization.

Patents, Trade Secrets, and Trademarks

The Company believes that its domestic and international patent, trade secret, and trademark assets provide it with a competitive advantage. The Company's rights under its intellectual property, as well as the technology and products made and sold under them, are important to the Company as a whole and, to varying degrees, important to each business segment. Alcoa's business as a whole is not, however, materially dependent on any single patent, trade secret or trademark. As a result of product development and technological advancement, the Company continues to pursue patent protection in jurisdictions throughout the world. As of December 31, 2025, Alcoa's worldwide patent portfolio consisted of approximately 370 granted patents and approximately 220 pending patent applications. The Company also has a number of domestic and international registered trademarks that have significant recognition within the markets that are served, including the name "Alcoa" and the Alcoa symbol. Patents may exist for 20 years from filing date, and trademarks may have an indefinite life based upon continued use.

Government Regulations and Environmental Matters

Alcoa's global operations subject it to compliance with various types of government laws, regulations, permits, and other requirements, which often provide discretion to government authorities and could be interpreted, applied, or modified in ways to make the Company's operations or compliance activities more costly. These laws and regulations include those relating to safety and health, environmental protection and compliance, tailings management, data privacy and security, anti-corruption, human rights, competition, and trade, such as tariffs or other import or export restrictions that may increase the cost of raw material or cross-border shipments and impact our ability to do business with certain countries or individuals. Though we cannot predict the collective potential adverse impact of the expanding body of laws, regulations, and interpretations, we believe that we are in compliance with such laws and regulations in all material respects and do not expect that continued compliance with such regulations will have a material effect upon capital expenditures, earnings, or our competitive position. For a discussion of the risks associated with certain applicable laws and regulations, see Part I Item 1A of this Form 10-K.

Environmental

Alcoa is subject to extensive federal, state/provincial, and local environmental laws and regulations and other requirements in the U.S. and abroad, including those relating to the release or discharge of materials into the air, water, and soil; waste management, pollution prevention measures; and the generation, storage, handling, use, transportation, and disposal of hazardous materials and wastes.

Alcoa is committed to the Global Industry Standard on Tailings Management (GISTM), an integrated approach to the management and operations of our tailings storage facilities to enhance the safety of these facilities. In August 2023, Alcoa's impoundments with very high or extreme consequence classification were audited by an independent third party and assessed as in conformance with GISTM as required by the International Council on Mining and Metals Conformance Protocol. In 2025, lower-consequence impoundments were audited by an independent third-party. All operating and certain non-operating lower-consequence impoundments were assessed as in conformance with GISTM. For non-operating impoundments not in conformance, the Company expects to achieve conformance with GISTM by the end of 2026.

Additionally, we are and may become subject to various laws and regulations related to the disclosures of environmental risks and impacts, the impact of climate change to our business, and plans to reduce such risks and impacts. Recent laws and regulations pertaining to climate change and greenhouse gas emissions have been implemented or are being considered. In addition, as regulators and investors increasingly focus on climate change and other sustainability issues, we are subject to new disclosure frameworks and regulations. For example, the EU adopted the European Sustainability Reporting Standards (ESRS) and the Corporate Sustainability Reporting Directive (CSRD) that will require disclosure of the risks and opportunities arising from social and environmental issues and the impact of companies' activities on people and the environment. The CSRD applies not only to local operations in the EU, but under certain circumstances, to global companies with operations in the EU. The CSRD is applicable to Alcoa operations for 2027 with reporting in 2028. Further, in 2024 Australia passed legislation to mandate climate-related financial disclosures applicable to Alcoa effective for 2025 with reporting in 2026. We continue to monitor the development and implementation of such laws and regulations and continue to assess the extent of potential disclosures or other reporting requirements.

We maintain remediation and reclamation plans for various sites, and we manage environmental assessments and cleanups at approximately 60 locations, which include currently owned or operated facilities and adjoining properties, previously owned or operated facilities and adjoining properties, and waste sites, such as U.S. Superfund (Comprehensive Environmental Response, Compensation and Liability Act (CERCLA)) sites. In 2025, capital expenditures for new or expanded facilities for environmental control were $140 and approximately $170 is expected in 2026. See Part II Item 8 of this Form 10-K in Note S to the Consolidated Financial Statements under caption Contingencies for additional information related to environmental matters.

Safety and Health

We are subject to a broad range of foreign, federal, state, and local laws and regulations relating to occupational health and safety, and our safety program includes measures required for compliance. We have incurred, and will continue to incur, capital expenditures to meet our health and safety compliance requirements, as well as to continually improve our safety systems.

For a discussion of the risks associated with certain applicable laws and regulations, see Part I Item 1A of this Form 10-K.

Human Capital Resources

Our core values – Act with Integrity, Operate with Excellence, Care for People, and Lead with Courage – guide us as a company, including our approach to human capital management. We believe that our people are our greatest asset. The success and growth of our business depend in large part on our ability to attract, develop, and retain talented, qualified, and highly skilled employees at all levels of our organization, including the individuals who comprise our global workforce, our executive officers, and other key personnel.

Alcoa's vision is to build a legacy of excellence for future generations, supported by workplaces that are safe, respectful, and welcoming, and that reflect the communities in which we operate. Guided by our purpose — to turn raw potential into real progress — and our values, we execute our strategy through three strategic priorities: Excel Today, Continuously Improve, and Invest for Tomorrow. These priorities are supported by a defined set of observable behaviors that reinforce a high-performance culture and clarify expectations, reflecting that performance is assessed based on both what is achieved and how it is achieved.

Our Company policies, including the Code of Conduct and Ethics, Harassment and Bullying Free Workplace Policy, and EHS Vision, Values, Mission, and Policy, and Human Rights Policy, support our mission to advance our Company culture and core values.

The safety and health of our employees, contractors, temporary workers, and visitors are top priorities and key to our ability to attract and retain talent. We aspire to consistently work safely across our locations. We integrate our temporary workers, contractors, and visitors into our safety programs and data. We strive to foster a culture of hazard and risk awareness, speaking up and proactive incident reporting, and knowledge sharing.

Our safety programs and systems are designed to prevent loss of life and serious injury at our locations and include rigorous safety standards and controls, periodic risk-based audits, a formal and standardized process for investigating fatal and serious injury incidents (including potential incidents), management of critical risks and safety hazards, and efforts to eliminate hazards or implement controls to prevent and mitigate risks. We have operating standards based on human performance, which teach employees how to anticipate and recognize situations where errors are likely to occur, which help enable us to predict, reduce, manage, and prevent fatalities and injuries.

As of December 31, 2025, Alcoa had approximately 14,900 employees in 16 countries. As of December 31, 2025, women comprised approximately 22 percent of our global workforce. Approximately 11,400 of our global employees are covered by collective bargaining agreements with certain unions and varying expiration dates, including approximately 1,100 employees in the U.S., 2,000 employees in Europe, 1,400 employees in Canada, 4,500 employees in South America, and 2,400 employees in Australia.

In November 2025, a new three-year collective bargaining agreement was ratified with the Australian Workers Union (AWU) representing approximately 400 hourly employees at the Portland, Australia smelter.

In September 2025, a new four-year collective bargaining agreement was ratified with the Starfsgreinafélag Islands (AFL) and the Rafiðnaðarsamband Íslands (RSÍ) representing approximately 400 hourly employees at the Fjarðaál, Iceland smelter.

The Company is actively negotiating three collective bargaining agreements with le Syndicat des Métallos (FTQ) representing about 1,000 employees at the Bécancour (ABI) smelter in Québec, Canada that expired on July 19, 2025. While negotiations continue, the conditions and benefits of the current agreements at ABI remain in effect.

Additionally, the collective bargaining agreement with workers unions representing approximately 800 employees at the San Ciprián refinery and smelter in Spain expired on December 31, 2025. Negotiations for a new agreement will commence in 2026, and the conditions and benefits of the current agreement at San Ciprián remain in effect.

Available Information

The Company's internet website address is https://www.alcoa.com. Alcoa makes available free of charge on or through its website its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the Securities and Exchange Commission (the SEC). These documents can be accessed on the investor relations portion of our website, https://www.alcoa.com/investors. This information can also be found on the SEC's internet website, https://www.sec.gov. The information on the Company's website is included as an inactive textual reference only and is not a part of, or incorporated by reference in, this Annual Report on Form 10-K.

Dissemination of Company Information

Alcoa Corporation intends to make future announcements regarding Company developments and financial performance through its website, https://www.alcoa.com, as well as through press releases, filings with the SEC, conference calls, media broadcasts, and webcasts.

Information about our Executive Officers

The names, ages, positions, and areas of responsibility of the executive officers of the Company as of February 20, 2026, are listed below. References herein to Alcoa Inc., Alcoa Corporation's former parent company, refer to Alcoa Inc. and its consolidated subsidiaries through October 31, 2016, at which time it was renamed Arconic Inc. and since has been subsequently renamed Howmet Aerospace Inc.

William F. Oplinger, 59, has served as President and Chief Executive Officer of Alcoa Corporation since September 24, 2023. Mr. Oplinger served as Executive Vice President and Chief Operations Officer of the Company from February 2023 until his appointment as President and Chief Executive Officer. From November 2016 through January 2023, Mr. Oplinger was Executive Vice President and Chief Financial Officer of the Company. Prior to this, Mr. Oplinger served as Executive Vice President and Chief Financial Officer of Alcoa Inc. from April 1, 2013 to October 2016. Mr. Oplinger joined Alcoa Inc. in 2000, and through 2013 held key corporate positions in financial analysis and planning and also served as Director of Investor Relations. Mr. Oplinger also held principal positions in the Alcoa Inc. Global Primary Products division, including as Controller, Operational Excellence Director, Chief Financial Officer, and Chief Operating Officer.

Molly S. Beerman, 62, has served as Executive Vice President and Chief Financial Officer of Alcoa Corporation since February 1, 2023. Prior to this, Ms. Beerman was Senior Vice President and Controller of the Company from November 2019 through January 2023 and Vice President and Controller from December 2016 through October 2019. Ms. Beerman was Director, Global Shared Services Strategy and Solutions from November to December 2016. In 2016, Ms. Beerman held a consulting role with the Finance Department of Alcoa Inc. From 2012 to 2015, Ms. Beerman served as Vice President, Finance and Administration for a non-profit organization focused on community issues. Prior to that, Ms. Beerman was employed by Alcoa Inc. from 2001 to 2012, having held several roles in the finance function and eventually becoming the director of global procurement center of excellence from 2008 to 2012. Ms. Beerman is a certified public accountant.

Renato Bacchi, 49, has served as Executive Vice President and Chief Commercial Officer of Alcoa Corporation since August 1, 2023. He leads the Company's sales and trading, marketing, supply chain, commercial operations, and procurement and oversees the Company's global energy assets and innovation and technology programs. Mr. Bacchi was Executive Vice President and Chief Strategy and Innovation Officer of Alcoa Corporation from February 2023 to August 2023. Previously, he was Executive Vice President and Chief Strategy Officer from February 2022 through January 2023, Senior Vice President and Treasurer from November 2019 through January 2022, and Vice President and Treasurer from November 2016 through October 2019. Prior to November 2016, Mr. Bacchi served as the Assistant Treasurer of Alcoa Inc. from October 2014 through October 2016 and the Director, Corporate Treasury from 2012 to 2014. Prior to this time, Mr. Bacchi held various roles of increasing responsibility in areas including finance, strategy, procurement, energy, and sales. Mr. Bacchi joined Alcoa Inc. in Brazil in 1997.

Andrew Hastings, 51, has served as Executive Vice President and General Counsel of Alcoa Corporation since September 1, 2023. Mr. Hastings has overall responsibility for the Company's global legal, compliance, governance, and security matters. Prior to joining the Company, Mr. Hastings was Senior Vice President and General Counsel at Lundin Mining Corporation, a mine owner and operator, from February 2019 through August 2023. Previously, Mr. Hastings held progressive legal and commercial roles at Barrick Gold Corporation, a mining company.

Tammi A. Jones, 46, has served as Executive Vice President and Chief Human Resources Officer of Alcoa Corporation since April 1, 2020. Ms. Jones oversees all aspects of human resources management, including talent and recruitment, compensation and benefits, inclusion, training and development, and labor relations. Ms. Jones served as Vice President, Compensation and Benefits of Alcoa Corporation from January 2019 through March 2020 and was the Director, Organizational Effectiveness from April 2017 to December 2018. From April 2015 through March 2017, Ms. Jones served as Human Resources Director, Aluminum (at Alcoa Inc. until Alcoa Corporation's separation in November 2016), and she served as Human Resources Director for Alcoa Inc. Wheels and Transportation Products from April 2013 to April 2015. Ms. Jones joined Alcoa Inc. in 2006 and held a variety of human resource positions at Alcoa Inc., including Human Resources Director, Europe Building & Construction and Human Resources Director, UK and Ireland in Alcoa Inc.'s Building and Construction Systems division.

Matthew T. Reed, 53, has served as Executive Vice President and Chief Operations Officer of Alcoa Corporation since January 1, 2024. Mr. Reed is responsible for the daily operations of the Company's global bauxite, alumina, aluminum, and transformation assets. Mr. Reed was previously Vice President Operations, Australia and President, Alcoa of Australia from June 2023, when he joined the Company, through December 2023. Prior to joining Alcoa, Mr. Reed was the Operations Executive (Chief Operations Officer) of OZ Minerals Limited, a mining company based in South Australia, from September 2021 through May 2023. He was General Manager, Projects at OZ Minerals Limited from January 2021 through August 2021. Previously, Mr. Reed was the Executive Managing Director (Chief Operating Officer) at SIMEC Mining, a mining company based in South Australia, from September 2017 through December 2020.

Item 1A. Risk Factors.
(dollars in millions, except per-metric ton and per-share amounts)

There are inherent risks associated with Alcoa's business and industry. In addition to the factors discussed elsewhere in this report, the following risks and uncertainties could have a material adverse effect on our business, financial condition, or results of operations, including causing Alcoa's actual results to differ materially from those projected in any forward-looking statements. Although the risks are organized by heading, and each risk is described separately, many of the risks are interrelated. While we believe we have identified and discussed below the key risk factors affecting our business, there may be additional risks and uncertainties that are not presently known to Alcoa or that Alcoa currently deems immaterial that also may materially adversely affect us in future periods. See Part II Item 7 of this Form 10-K in Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption Forward-Looking Statements.

Industry and Global Market Risks

The aluminum industry and aluminum end-use markets are highly cyclical and are influenced by several factors, including global economic conditions, the Chinese market, and overall consumer confidence.

The nature of the industries in which our customers operate causes demand for our products to be cyclical, creating potential uncertainty regarding future profitability. The demand for aluminum is sensitive to, and impacted by, demand for the finished goods manufactured by our customers in industries, such as the commercial construction, transportation, and automotive industries, which may change as a result of factors beyond our control. The demand for aluminum is also highly correlated to economic growth, and we could be adversely affected by large or sudden shifts in the global inventory of aluminum and the resulting market price impacts.

We believe the long-term prospects for aluminum and aluminum products are positive; however, we are unable to predict the future course of industry variables or the strength of the global economy and the effects of government intervention. Our business, financial condition, and results of operations may be materially affected by the conditions in the global economy generally, including inflationary and recessionary conditions, and in global capital markets, including in the end markets and geographic regions in which we and our customers operate. Many of the markets in which our customers participate are also cyclical in nature and experience significant fluctuations in demand for their products based on economic and geopolitical conditions, consumer demand, raw material and energy costs, foreign exchange rates, and government actions. Many of these factors are beyond our control.

The Chinese market is a significant source of global demand for, and supply of, commodities, including aluminum. Chinese production rates of aluminum, both from new construction and installed smelting capacity, can fluctuate based on Chinese government policy, such as the level of enforcement of production capacity limits and/or licenses and environmental policies. In addition, industry overcapacity, a sustained slowdown in Chinese aluminum demand, or a significant slowdown in other markets, that is not offset by decreases in supply of aluminum or increased aluminum demand in emerging economies, such as India, Brazil, and several Southeast Asian countries, could have an adverse effect on the global supply and demand for aluminum and aluminum prices. Also, changes in the aluminum market can cause changes in the alumina and bauxite markets, which could also materially affect our business, financial condition, or results of operations. As a result of these factors, our profitability is subject to significant fluctuation.

A decline in consumer and business confidence and spending, severe reductions in the availability and cost of credit, and volatility in the capital and credit markets could adversely affect the business and economic environment in which we operate and the profitability of our business. We are also exposed to risks associated with the creditworthiness of our suppliers and customers. If the availability of credit to fund or support the continuation and expansion of our customers' business operations is curtailed or if the cost of that credit is increased, the resulting inability of our customers or of their customers to either access credit or absorb the increased cost of that credit could adversely affect our business by reducing our sales or by increasing our exposure to losses from uncollectible customer accounts. These conditions and a disruption of the credit markets could also result in financial instability of some of our suppliers and customers. The consequences of such adverse effects could include the interruption of production at the facilities of our customers, the reduction, delay or cancellation of customer orders, delays or interruptions of the supply of raw materials we purchase, and bankruptcy of customers, suppliers, or other creditors. Any of these events could adversely affect our business, financial condition, and results of operations.

We have in the past and could in the future be materially adversely affected by volatility and declines in aluminum and alumina demand and prices, including global, regional, and product-specific prices, or by significant changes in production costs which are linked to LME or other commodities.

The overall price of primary aluminum consists of several components: (i) the underlying base metal component, which is typically based on quoted prices from the LME; (ii) the regional premium, which comprises the incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (e.g., the Midwest premium for metal sold in the United States); and (iii) the product premium, which represents the incremental price for receiving physical metal in a particular shape (e.g., foundry, billet, slab, rod, etc.) and/or alloy. Each of the above three components has its own drivers of variability.

The LME price volatility is typically driven by macroeconomic factors (including geopolitical instability), global supply and demand of aluminum (including expectations for growth, contraction, and the level of global inventories), and trading activity of financial investors. In 2025, LME cash prices reached a high of $2,968 per metric ton in December 2025 and a low of $2,285 per metric ton in April 2025.

While global inventories remained at historically low levels in 2025, high inventories could lead to a reduction in the price of aluminum and declines in the LME price have in the past and could in the future have a negative impact on our business, financial condition, and results of operations. Regional premiums tend to vary based on the supply of and demand for metal in a particular region, associated transportation costs, and import tariffs. Product premiums generally are a function of supply and demand for a given primary aluminum shape and alloy combination in a particular region. Periods of industry overcapacity may also result in a weak aluminum pricing environment. While Alcoa does not generally enter into derivative contracts to mitigate the risk associated with changes in aluminum prices, the Company may do so in isolated cases to address discrete commercial or operational conditions. Our hedging strategies may limit our ability to benefit from favorable market movements, expose us to counterparty credit risk, and impact the Company's earnings if any of the assumptions applied in entering into these derivative contracts differ materially from actual outcomes. During 2025, Alcoa entered into financial contracts to mitigate financial risk associated with changes in aluminum prices related to the San Ciprián (Spain) operations. See Part II Item 8 of this Form 10-K in Note P to the Consolidated Financial Statements under caption Derivatives.

A sustained weak LME aluminum pricing environment, deterioration in LME aluminum prices, or a decrease in regional premiums or product premiums could have a material adverse effect on our business, financial condition, or results of operations. Similarly, our operating results are affected by significant changes in key costs of production that are linked to LME or other commodities.

Most of our alumina contracts contain two pricing components: (1) the API price basis and (2) a negotiated adjustment basis that takes into account various factors, including freight, quality, customer location, and market conditions. Because the API component can exhibit significant volatility due to market exposure, revenues associated with our alumina operations are exposed to market pricing.

Market-driven balancing of global aluminum supply and demand may be disrupted by non-market forces.

While market-driven factors, including energy prices, generally impact the global supply and demand of aluminum and alumina, there are instances where industry producers have independently undertaken actions to reduce or increase production. Changes in production may be delayed or impaired by the ability to secure, or under the terms of long-term contracts, to buy energy or raw materials. Additionally, changing environmental policies or unexpected asset underperformance by industry producers may affect overall supply in the aluminum industry.

The impact of non-market forces on global aluminum industry capacity, such as political instability or pressures or governmental policies in certain countries relating to employment, trade, the environment, or maintaining or further developing industry self-sufficiency, may affect overall supply and demand in the aluminum industry. For example, the ongoing conflict between Russia and Ukraine could adversely impact macroeconomic conditions and has resulted and could continue to result in heightened economic sanctions from international communities in a manner that adversely affects our industry. Additionally, evolving non‑U.S. trade agreements and retaliatory tariff actions may alter global market dynamics, affecting supply and demand balances. The disruption of the market-driven balancing of the global supply and demand of aluminum, a resulting weak pricing environment, and margin compression may adversely affect our business, financial condition, and results of operations.

Our participation in increasingly competitive and complex global markets exposes us to risks, including legal and regulatory risks and changes in conditions beyond our control, which could adversely affect our business, financial condition, or results of operations.

We have operations or activities in numerous countries and regions outside the United States, including Australia, Brazil, Canada, Europe, and Guinea. The risks associated with the Company's global operations include:

- Geopolitical risks, such as political instability, coup d'états, civil unrest, strikes and work stoppages, expropriation, nationalization of properties by a government, imposition of sanctions, changes to import or export regulations and fees, renegotiation, revocation or nullification of existing agreements, leases, licenses, and permits, and changes to mining royalty rules or laws;
- Economic and commercial instability risks, including those caused by sovereign and private debt default, corruption, and changes in local government laws, regulations, and policies (including fiscal policies), such as those related to tariffs (including retaliatory tariffs) and trade barriers, trade tensions, taxation, exchange controls, employment regulations, carbon dioxide compensation support, and repatriation of earnings;
- Weakening macroeconomic conditions;
- Decreasing manufacturing activity, especially in the global automotive sector;
- War or terrorist activities;
- Major public health issues, such as a pandemic or epidemic, which could cause disruptions in our operations, supply chain, or workforce;
- Information systems failures or disruptions, including due to cyber attacks;
- Difficulties enforcing intellectual property and contractual rights, or limitations in the protection of technology, data, and intellectual property, in certain jurisdictions; and,
- Unexpected events, accidents, or environmental incidents, including natural disasters.

We have experienced some of these events, and while the impact of any of the foregoing factors is difficult to predict, any one or more of them could adversely affect our business, financial condition, or results of operations. Existing insurance arrangements may not provide sufficient coverage or reimbursement for significant costs that may arise from such events.

Unexpected or uncontrollable events or circumstances in any of the foreign markets in which we operate, including actions by foreign governments such as changes in foreign policy or fiscal regimes, termination of our leases or agreements with such foreign governments, increased government regulation, or forced curtailment or continuation of operations, could materially and adversely affect our business, financial condition, or results of operations.

We have in the past been and may in the future be unable to obtain, maintain, or renew permits or approvals necessary for our mining operations, which could materially adversely affect our operations and profitability.

Our mining operations are subject to extensive permitting and approval requirements. These include permits and approvals issued by various government agencies and regulatory bodies at the federal, state, and local levels of governments in the countries in which we operate. The permitting and approval rules are complex, are often subject to interpretations by regulators, which may change over time, and may be impacted by heightened levels of regulatory oversight and stakeholder focus on addressing environmental and social impacts of mining activities.

Changing expectations and increased information required by regulators has in the past and could in the future make our ability to comply with the applicable requirements more difficult, inhibit or delay our ability to timely obtain the necessary approvals, if at all, result in approvals being conditioned in a manner that may restrict the Company's ability to efficiently and economically conduct its mining activities, require us to adjust our mining plans, or preclude the continuation of certain ongoing operations and mining activities or the development of future mining operations. Failure to obtain, maintain, or renew permits or approvals, or permitting or approval delays, restrictions, or conditions has in the past and may in the future impact the quality of the bauxite we are able to mine and could increase our costs and affect our ability to efficiently and economically conduct our operations, potentially having a materially adverse impact on our results of operations and profitability.

In addition, the permitting processes, restrictions, and requirements imposed by conditional permits or approvals, and associated costs and liabilities, have in the past and may in the future be extensive, which can delay or prevent commencing or continuing exploration or production operations. This has in the past adversely affected and could in the future adversely affect the Company's mining operations and production, as well as our refining and smelting operations, and has in the past and could in the future require us to curtail, close, or otherwise modify our production, operations, and sites. In addition, these processes, restrictions, and requirements have in the past resulted and could in the future result in the Company's mining permits being rescinded or modified, or adjustment to our mining plans, to mitigate against adverse impacts to sites within or near our mining areas that have environmental, biodiversity, or cultural significance. Such actions have in the past had and could in the future have a material adverse impact on our results of operations and profitability. For example, during 2025, the Company continued to advance mine approvals for its next major mine regions (Myara North and Holyoake) and the rolling five-year mine plan (2023-2027) referred to the Western Australian Environmental Protection Authority in 2023 by a third party. As a result of the prolonged approval process, the Company began mining lower grade bauxite in April 2023, which impacted the Company's refineries and cost structures by increasing the use of caustic, energy, and bauxite and decreasing alumina output. The Company is committed to continuing to work collaboratively with stakeholders to achieve Ministerial decisions by the end of 2026, and anticipates mining in new major mine regions will commence no earlier than 2029. Until then, the Company expects bauxite quality will remain similar to recent grades.

Our operations and profitability have in the past and could in the future be impacted by rising energy costs and interruptions or uncertainty in energy supplies.

Our refineries and smelters consume substantial amounts of natural gas and electricity in the production of alumina and aluminum. The prices for and availability of energy have in the past and could in the future be impacted by volatile market conditions resulting from factors beyond our control such as weather, political, regulatory, and economic conditions. For example, the San Ciprián refinery and smelter incurred substantial losses in 2025 and in prior years as a result of a challenging economic environment, primarily due to the high cost of energy. On March 31, 2025, Alcoa and Trento EQT entered into a joint venture agreement whereby Alcoa owns 75% and continues as the managing operator and Trento EQT owns 25% of the San Ciprián operations. The joint venture agreement allowed for the planned restart of the San Ciprián smelter in 2025, a commitment included in the viability agreement reached with the workers' representatives of the San Ciprián smelter in December 2021, and subsequently updated in February 2023. The restart of the San Ciprián smelter was paused in April 2025 following a widespread power outage across Spain and resumed in July 2025. The smelter was operating at approximately 65 percent of its total annual capacity of 228,000 metric tons as of December 31, 2025 and the Company expects that the restart will be completed by mid-2026.

Though we have ownership in certain hydroelectricity assets, we also rely on third parties for our supply of energy resources consumed in the manufacture of our products. Power contracts for our operations vary in length and market exposure, and we have been and could be negatively impacted by:

- Significant increases in LME prices, or spot electricity, fuel oil, and/or natural gas prices;
- Unavailability of or interruptions or uncertainty in energy supply or unplanned outages due to political instability, droughts, hurricanes, earthquakes, wildfires, other natural disasters, equipment failure, or other causes;
- Unavailability of long-term energy from renewable sources in particular locations or at competitive rates;
- Curtailment of one or more refineries or smelters due to the inability to extend energy contracts upon expiration, negotiate new arrangements on cost-effective terms, or the unavailability of energy at competitive rates; and,
- Curtailment of one or more facilities due to high energy costs that render their continued operation uneconomic, discontinuation of power supply interruptibility rights granted to us under a regulatory regime in the country in which the facility is located, or due to a determination that energy arrangements do not comply with applicable laws, thus rendering the operations that had been relying on such country's energy framework uneconomic.

Events, such as those listed above, have in the past and could in the future result in high energy costs, the disruption of an energy source, finding a replacement energy source at a higher cost, the requirement to repay all or a portion of the benefit we received under a power supply interruptibility regime or carbon dioxide compensation schemes, or the requirement to remedy any non-compliance of an energy framework to comply with applicable laws. These events have disrupted our operations and resulted in production curtailments that could have a material adverse effect on our business, financial condition, or results of operations.

Our operations and profitability have been and could continue to be adversely affected by unfavorable changes in the cost, quality, or availability of raw materials or other key inputs, or by disruptions in the supply chain.

Our business, financial condition, and results of operations have been and could continue to be negatively affected by unfavorable changes in the cost, quality, or availability of energy, raw materials, including carbon products, caustic soda, and other key inputs, such as bauxite, as well as freight costs associated with transportation of raw materials and key inputs to refining and smelting locations, and the availability of water at locations where it is used in the production process. We may not be able to fully offset the effects of higher raw material or energy costs through price increases, productivity improvements, cost reduction programs, or reductions or curtailments to production at our operations. A decrease in the quality of raw materials or key inputs has in the past and could continue to cause increased production costs, which also has in the past and could continue to result in lower production volumes. For example, the Company continues to mine and process lower grade bauxite in Western Australia, which has caused increased production costs. Changes in the costs of bauxite, alumina, energy, and other inputs during a particular period may not be adequate to offset concurrent sharper decreases in the price of alumina or aluminum and could have a material adverse effect on our operating results.

In addition, due to global supply chain disruptions, we may not be able to obtain sufficient supply of our raw materials, energy, or other key inputs in a timely manner, including due to shortages, inflationary cost pressures, trade policies, or transportation delays, which could cause disruption in our operations or production curtailments. Though we have been able to source our raw materials and other key inputs in adequate amounts from other suppliers or our own stockpiles to date, there can be no guarantee that our operations or profitability will not be adversely affected in the future. Our suppliers, vendors, and customers could experience similar constraints that could impact our operations and profitability.

Global Operational and Regulatory Risks

Our global operations expose us to risks related to economic, political, and social conditions, including the impact of trade policies, tariffs, and adverse industry publicity, which may negatively impact our business and our ability to operate in certain locations.

We are subject to risks associated with doing business internationally, including foreign or domestic government fiscal and political crises, political and economic disputes and sanctions, social requirements and conditions, the imposition of tariffs and other actions taken by governments, and adverse industry publicity. These factors, among others, bring uncertainty to the markets in which we compete, and may adversely affect our business, financial condition, and results of operations.

The U.S. government has taken actions with respect to the implementation of significant changes to certain trade policies, including import tariffs and quotas, modifications to international trade policy, the withdrawal from or renegotiation of certain trade agreements, and other changes that have affected U.S. trade relations with other countries, any of which may result in, and has resulted in, us modifying our business practices or may otherwise materially and adversely affect our business or those of our customers. The U.S. government continues to review trade policies and negotiate new agreements with countries globally that could impact the Company. To the extent that further agreements are reached on a broader range of imports, or these tariffs and other trade actions result in a decrease in international demand for aluminum produced in or imported into the U.S. or otherwise negatively impact demand for our products, our business may be adversely impacted, and could further exacerbate aluminum and alumina price volatility and overall market uncertainty. While the U.S. government has established or threatened to establish tariffs on a broad range of imports, including aluminum, the status of any such tariffs is fluid and the ultimate impact on the Company will be based on a number of variables. For example, in March 2025, the U.S. government imposed a 25 percent tariff on certain aluminum imports from Canada under Section 232 of the Trade Expansion Act of 1962 (Section 232) which increased to a 50 percent tariff on June 4, 2025. Prior to March 12, 2025, the Section 232 tariff was 10 percent, and Canadian metal imported into the U.S. was exempted. Total Section 232 tariff costs in 2025 were $571.

In addition, we operate in communities around the world, and social issues in the communities where we operate have affected and could continue to affect our operations; furthermore, incidents related to our industry have generated and could continue to generate negative publicity and impact the social acceptability of our operations in such locations, including by damaging our reputation, our relationships with stakeholders, and our competitive position. Growing expectations of hosting communities as well as increasing social activism pose additional challenges to our operations and our ability to expand our business. For example, community and stakeholder concerns in Juruti, Brazil have affected our ability to access certain mining areas at times. In certain jurisdictions, there are increasing regulatory developments to protect minority groups. This could have an adverse effect on our ability to secure expansions to our operations at all or in the expected timeframe, could significantly increase our cost of doing business, and could disrupt our operations.

We may be exposed to significant legal proceedings, investigations, or changes in foreign and/or U.S. federal, state, or local laws, regulations, or policies.

Our results of operations or liquidity in a particular period could be affected by new or increasingly stringent laws, regulatory requirements or interpretations, or outcomes of significant legal proceedings or investigations adverse to the Company. We may become subject to unexpected or rising costs associated with business operations, compliance measures, or provision of health or welfare benefits to employees due to changes in laws, regulations, or policies. We are also subject to a variety of legal and compliance risks, including, among other things, potential claims relating to health and safety, environmental matters, intellectual property rights, governance, employment practices, employee and retiree benefit matters, product liability, data privacy, taxes and compliance with U.S. and foreign export, anti-bribery, and competition laws, and sales and trading practices. We could be subject to fines, penalties, interest, or damages (in certain cases, treble damages). In addition, if we violate the terms of our agreements with governmental authorities, we may face additional monetary sanctions, costs, clawbacks, and other impacts.

While we believe we have adopted appropriate risk management and compliance programs to address and reduce these risks, the global and diverse nature of our operations means that these risks continue to exist, and additional legal proceedings and contingencies may arise from time to time. In addition, various factors or developments can lead the Company to change current estimates of liabilities or make estimates for matters previously not susceptible of reasonable estimates, such as a significant judicial ruling, judgment, or settlement, or significant regulatory developments or changes in applicable law. A future adverse ruling or settlement or unfavorable changes in laws, regulations or policies, or other contingencies that the Company cannot predict with certainty could have a material adverse effect on our results of operations or cash flows in a particular period. See Part I Item 3 of this Form 10-K and Part II Item 8 of this Form 10-K in Note S to the Consolidated Financial Statements under caption Contingencies.

Changes in tax laws or exposure to additional tax liabilities could affect our future profitability.

We are subject to income taxes in both the U.S. and various non-U.S. jurisdictions. Changes in foreign and domestic tax laws, regulations, or policies, or their interpretation and application by regulatory bodies, or exposure to additional tax liabilities could affect our future profitability. For example, in October 2021, a new framework for international tax was agreed to by 137 member countries and jurisdictions of the Organisation for Economic Co-operation and Development (OECD), including the two-pillar solution for a global minimum level of taxation. While the future of Pillar One remains uncertain, the global minimum tax under Pillar Two was substantially in effect in 2025 in most of the countries in which we operate. The implementation of the Pillar Two Framework in these countries did not have a material impact during 2025. On January 5, 2026, the OECD announced a "side‑by‑side" arrangement allowing U.S.-parented multinational enterprises to be exempt from certain Pillar Two rules beginning in 2026. This side-by-side safe harbor must be enacted into the national laws of the countries adopting Pillar Two. U.S. multinationals will still be subject to Qualified Domestic Minimum Top‑Up Taxes and related reporting requirements under the Pillar Two framework. Once enacted, the side-by-side framework and related safe harbors should provide additional certainty that the Company's income will not be subject to the extraterritorial tax (i.e., Income inclusion rule and Undertaxed profits rule) regimes enacted under Pillar Two. We continue to monitor any additional guidance released by the OECD, along with the pending and adopted legislation in the countries in which we operate.

Our domestic and international tax liabilities are dependent upon the distribution of profits among the different jurisdictions in which we operate. Our tax expense includes estimates of additional tax that may be incurred for tax exposures and reflects various estimates and assumptions. The assumptions include assessments of future earnings of the Company that could impact the valuation of our deferred tax assets. Our future results of operations could be adversely affected by changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in the overall profitability of the Company, changes in tax legislation and rates, changes in generally accepted accounting principles, and changes in the valuation of deferred tax assets and liabilities. Significant changes to tax laws or regulations and the positions of taxing authorities could have a substantial impact, positive or negative, on our effective tax rate, cash tax expenditures and cash flows, and deferred tax assets and liabilities. For example, in December 2023, the U.S. Treasury Department clarified that commercial grade aluminum can qualify for Section 45X of the Advanced Manufacturing Tax Credit, enacted as part of the Inflation Reduction Act (IRA). Section 45X provides a tax credit for certain costs incurred in the production of critical minerals, including aluminum. On October 24, 2024, the U.S. Treasury finalized the Proposed Regulations under Section 45X with important modifications including the ability to include the cost of certain direct and indirect materials in the cost base of the credit. The Proposed Regulation on the definition of aluminum was not finalized; the U.S. Treasury has indicated it will finalize the definition at a later date. The One Big Beautiful Bill Act (OBBBA), enacted on July 4, 2025, set a progressive phase-out of Section 45X credits beginning in 2031 and fully eliminates these credits beginning in 2034. Previously under the IRA, there was no phase out for critical materials, including aluminum. No other provisions of the OBBBA had a material impact to the Company's financial position or results of operations in 2025. In 2025, the Company recorded benefits of $63 in Cost of goods sold, related to its Massena West smelter in New York and its Warrick smelter in Indiana.

We are subject to tax audits by various tax authorities in many jurisdictions, such as Australia, Brazil, Canada, and Norway. We regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes. The results of tax audits and examinations of previously filed tax returns or related litigation and continuing assessments of our tax exposures could materially affect our financial results. See Part II Item 8 of this Form 10-K in Notes Q and S to the Consolidated Financial Statements under captions Unrecognized tax benefits and Contingencies, respectively.

Climate change, climate change legislation or regulations, and efforts to reduce greenhouse gas (GHG) emissions and build operational resilience to extreme weather conditions may adversely impact our operations and markets.

Several governments or regulatory bodies in areas where we operate, such as in the United States, Australia, Brazil, Canada, and the EU, have introduced or are contemplating legislative and regulatory change in response to the potential impacts of climate change, which could result in changes to the margins of GHG intensive assets and energy-intensive assets. These regulatory mechanisms relating to emissions may be either voluntary or legislated and the inconsistency of associated regulations may impact our operations directly or indirectly through customers or our supply chain. Assessments of the potential impact of future climate change legislation, regulation, and international treaties and accords are uncertain, given the wide scope of potential regulatory change in countries in which we operate and the diversity in the scope and development of such regulations. For example, in 2021, the European Commission proposed a Carbon Border Adjustment Mechanism (CBAM) as a levy on carbon-intensive imports, which was provisionally approved in December 2022. In October 2023, the CBAM entered into application of its transitional phase, which applies to aluminum, with the first reporting period for importers ending January 31, 2024, and full implementation of CBAM began on January 1, 2026. We may realize increased capital expenditures, costs, or taxes resulting from required compliance with revised or new legislation or regulations, including costs to purchase or profits from sales of allowances or credits under a carbon credit/pricing or "cap and trade" system, increased insurance premiums and deductibles as new actuarial tables are developed to reshape coverage, a change in competitive position relative to industry peers, and changes to profit or loss arising from increased or decreased demand for goods produced by the Company and, indirectly, from changes in costs of goods sold.

Though we are investing in technology to reduce the production of GHG in the manufacture of our products, such as our ELYSIS partnership aluminum smelting technology and other technologies that are designed to limit the production of carbon in alumina refining, in certain aspects of our operations, our ability to reduce our GHG emissions is also dependent on the actions of third parties, especially energy providers, and our ability to make significant changes in our GHG emissions. As a result, we could face additional costs associated with any new regulation of GHG emissions, and our ability to modify our operations to avoid these costs may be limited in the near term.

We also have operations in jurisdictions that have implemented or are developing regulations covering a variety of environmental and social topics, including GHG emissions, such as the European Union's CSRD, and similar regulations under consideration in U.S. states and other countries in which we operate, which contain new and extensive disclosure requirements that may require additional resources and costs associated with compliance. If we fail to comply with the various reporting frameworks, we could face scrutiny from stakeholders and regulators, incur monetary penalties and reputational harm, and could become subject to litigation or result in other material impacts to our business.

In addition, regulations to combat climate change could impact the competitiveness of the Company, including the attractiveness of the locations of some of the Company's assets. The global focus on climate is raising awareness in many countries, which could adversely affect our ability to mine and operate in sensitive areas like the Jarrah Forest and the Amazon.

The potential physical impacts of climate change or extreme weather conditions on the Company's operations are highly uncertain, could be significant, and will be particular to the geographic circumstances. These may include changes in rainfall patterns, wildfires, heat waves, shortages or availability of water or other natural resources, changing sea levels, changing storm patterns, flooding, increased frequency and intensities of storms, and changing temperature levels. Any of these may disrupt our operations, hinder transportation of products to us or of our products to customers, interrupt energy supplies, prevent access to our facilities, negatively impact our suppliers' or customers' operations and their ability to fulfill contractual obligations to us, and/or cause damage to our facilities, all of which may increase our costs, reduce production, and adversely affect our business, financial condition, or results of operations. Measures to mitigate or adapt our assets, including current operations, closed or curtailed locations, and impoundment structures, to the potential physical climate-related risks may increase costs. In addition, we rely on our customers and suppliers to assess their own potential physical impacts of climate change and implement appropriate mitigation or adaptation actions. Thus, we may not be able to influence the resiliency of our suppliers or customers to potential physical impacts of climate change.

Our business, financial condition, and results of operations could be adversely affected by disruptions in the global economy caused by ongoing regional conflicts.

The global economy has been negatively impacted by ongoing regional conflicts, such as the conflict between Russia and Ukraine and the conflict in the Middle East. Such adverse and uncertain economic conditions have exacerbated supply chain disruptions and increased our costs for certain raw materials and energy, particularly in Spain which impacted the viability of the San Ciprián operations. Additionally, in 2022, in response to the conflict between Russia and Ukraine, we ceased purchasing raw materials from and selling our products to Russian businesses. Furthermore, governments in the United States, United Kingdom, and European Union have each imposed export controls on certain products and financial and economic sanctions on certain industry sectors and parties in Russia. To date, these actions and other ongoing regional conflicts and responses have not had a material adverse impact on the Company's business, but they could have material negative impacts if the conflicts continue and global sales of our products are affected.

Increased trade barriers or restrictions on global trade, or retaliatory measures taken in response, as well as the destabilizing effects of regional conflict, could also adversely affect our business, financial condition, and results of operations by limiting sales, restricting access to required raw materials, or raising costs thereof. Destabilizing effects that these ongoing regional conflicts may pose for the global oil and natural gas markets could also adversely impact our operations by further increasing our energy costs. In addition, further escalation of geopolitical tensions related to such conflicts could result in loss of property, cyber attacks, additional supply disruptions, an inability to obtain key supplies and materials, reduced production and sales, and/or operational curtailments, and adversely affect our business and our supply chain.

We are exposed to fluctuations in foreign currency exchange rates and interest rates, as well as inflation and other economic factors in the countries in which we operate.

Economic factors, including inflation and fluctuations in foreign currency exchange rates and interest rates, competitive factors in the countries in which we operate, and volatility or deterioration in the global economic and financial environment, have in the past and could in the future affect our business, financial condition, and results of operations. Changes in the valuation of the U.S. dollar against other currencies, particularly the Australian dollar, Brazilian real, Canadian dollar, euro, and Norwegian krone, which are the currencies of certain countries in which we have operations, may affect our profitability, as some important inputs are purchased in other currencies, while our products are generally sold in U.S. dollars. As the U.S. dollar strengthens, the cost curve shifts down for smelters outside the U.S., but costs for our U.S. smelting portfolio may not decline.

We face significant competition globally within and beyond the aluminum industry, which may have an adverse effect on profitability.

We compete with a variety of both U.S. and non-U.S. aluminum industry competitors as well as with producers of other materials, such as steel, titanium, plastics, composites, ceramics, and glass, among others. Use of such materials could reduce the demand for aluminum products, which may reduce our profitability and cash flow. Factors affecting our ability to compete include increased competition from overseas producers, our competitors' pricing strategies, the introduction or advancement of new technologies, equipment by our competitors or our customers, government regulation or support of certain material production, changes in our customers' strategy or material requirements, and our ability to maintain the cost-efficiency of our facilities. Certain competitors possess financial, technical, and management resources to develop and market products that may compete favorably against our products, and consolidation among our competitors may also allow them to compete more effectively. In addition, our competitive position depends, in part, on our ability to operate as an integrated aluminum value chain, leverage innovation expertise across businesses and key end markets, and access an economical power supply to sustain our operations in various countries. See Part I Item 1 of this Form 10-K under caption Competition.

We may not achieve our strategies or expectations relating to environmental, social, and governance considerations, which could expose us to potential liabilities, increased costs, reputational harm, and other adverse effects on our business.

We have established strategies and expectations relating to certain environmental, social, and governance considerations, which include reducing GHG emissions, reducing water usage, reducing waste, improving safety performance, and managing social risks across our operations. These strategies and expectations reflect our current plans and aspirations, and there is no guarantee that they will be achieved. Our ability to achieve any such strategies or expectations is subject to numerous factors and conditions, some of which are outside of our control. Examples of such factors include, but are not limited to, evolving legal, regulatory, and other standards, processes, and assumptions, the pace of scientific and technological developments, increased costs, the availability of requisite suppliers, energy sources, or financing, and changes in carbon markets. Failures or delays (whether actual or perceived) in achieving our strategies or expectations related to these matters could expose us to potential liabilities, increased costs, reputational harm, and other adverse effects on our business.

Furthermore, many governments, regulators, investors, employees, customers, media outlets, and other stakeholders are increasingly focused on environmental, social, and governance considerations relating to businesses, and in some cases have divergent views on these issues, including relating to climate change and GHG emissions, biodiversity, and human capital strategies and programs. For example, the European Union reduced the scope and requirements of CSRD reporting but maintained disclosure requirements for certain non-EU companies exceeding the defined thresholds. Our business may face increased scrutiny from such stakeholders and if our strategies relating to environmental, social, and governance considerations do not meet stakeholder expectations and standards, which continue to evolve and may differ across jurisdictions in which we operate, our business, financial condition, results of operations, and reputation could be adversely impacted. Similarly, our failure or perceived failure to pursue or fulfill our strategies and manage expectations; comply with federal, state, regional, or international ethical, environmental, or other standards, regulations, or expectations; adhere to public statements; satisfy reporting standards; or meet evolving and varied stakeholder expectations within the timelines we announce, or at all, could have adverse operational, reputational, financial, and legal impacts.

We are subject to a broad range of health, safety, and environmental laws, regulations, and other requirements in the jurisdictions in which we operate that may expose us to substantial claims, costs, and liabilities.

Our operations worldwide are subject to numerous complex and increasingly stringent federal, state, local and foreign laws, regulations, policies, and permitting, licensing, and other requirements, including those related to health, safety, environmental, and waste management and disposal matters, which may expose us to substantial claims, costs, and liabilities. We may be subject to fines, penalties, and other damages, such as natural resource or community damages and the costs associated with the investigation and cleanup of soil, surface water, groundwater, and other media under laws such as CERCLA (commonly known as Superfund) or similar U.S. and foreign regulations. These laws, regulations, policies, and permitting, licensing, and other requirements could change or could be, and have been, applied or interpreted in ways that could (i) require us to enjoin, curtail, close, or otherwise modify our operations and sites, including the implementation of corrective measures, the installation of additional equipment or structures, or the undertaking of other remedial actions, or (ii) subject us to enforcement risk or impose on or require us to incur additional capital expenditures, compliance or other costs, fines, penalties, or damages, any of which could adversely affect our results of operations, cash flows and financial condition, and the trading price of our common stock.

The costs of complying with such laws, regulations, policies, and other requirements, including participation in assessments, remediation activities, and cleanups of sites, as well as internal voluntary programs, are significant and will continue to be so for the foreseeable future. Environmental laws may impose cleanup liability on owners and occupiers of contaminated property, including previously owned, non-operational, or divested properties, regardless of whether the owners and occupiers caused the contamination or whether the activity that caused the contamination was lawful at the time it was conducted. As a result, we may be subject to claims arising from current or former conditions at sites that we own or operate currently, as well as at sites that we owned or operated in the past, and at contaminated sites that have always been owned or operated by third parties, regardless of whether we caused the contamination or whether the activity that caused the contamination was lawful at the time it was conducted. Liability may be without regard to fault and may be joint and several, so that we may be held responsible for more than our share of the contamination or other damages, or even for the entire share.

In addition, because environmental laws, regulations, policies, and other requirements are constantly evolving, we will continue to incur costs to maintain compliance and such costs could increase materially and prove to be more limiting and costly than we anticipate. Evolving standards and expectations can result in potential litigation and/or increased compliance costs, all of which can have a material and adverse effect on our business operations, earnings, and cash flows. Future compliance with environmental, health, and safety legislation and other regulatory requirements or expectations may prove to be more limiting and costly than we anticipate and may disrupt our business operations and require significant expenditures. Our business, financial condition, or results of operations in a particular period could be materially affected by certain health, safety, or environmental matters, including remediation costs and damages related to certain sites.

Our operations include impoundment structures, which could impact the environment or cause exposure to hazardous substances or other damage, which could result in material liabilities to us.

Some of our operations generate waste and other byproducts, which we contain in tailing facilities, residue storage areas, and other structural impoundments that are subject to extensive regulation and increasingly strict industry standards. Failure of storage areas caused by extreme weather events, erosion, or unanticipated structural failure of impoundments could result in severe, and in some cases catastrophic, damage to the environment, natural resources, or property, or personal injury and loss of life. The impact that our operations may have on the environment, as well as exposures to hazardous substances or wastes associated with our operations, could result in significant costs, civil or criminal damages, fines or penalties, and enforcement actions issued by regulatory or judicial authorities enjoining, curtailing, or closing operations or requiring corrective measures, any of which could have a material adverse effect on Alcoa.

The secondary listing of the Alcoa common stock on the Australian Stock Exchange (ASX) via CDIs could lead to price variations and other impacts on the price of Alcoa common stock.

In addition to its existing primary listing on the New York Stock Exchange (NYSE), Alcoa's CDIs, each representing one share of the Company's common stock, are listed on the Australian Stock Exchange and trade in Australian dollars under the symbol "AAI."

Dual listing may result in price variations between Alcoa's securities listed on the different exchanges due to a number of factors, including that Alcoa common stock listed on the NYSE is traded in U.S. dollars and CDIs listed on the ASX are traded in Australian dollars, inherently introducing exchange rate volatility, and differences between the trading schedules and time zones of the two exchanges, among other factors. A decrease in the price of Alcoa's securities in one market may result in a decrease in the price of Alcoa's securities in the other market. Dual listing also presents the Company with the opportunity to raise additional funds through the issuance of CDIs, which could cause dilution to stockholders.

We may not be able to obtain or maintain adequate insurance coverage.

We maintain various forms of insurance, including insurance covering claims related to our properties and risks associated with our operations. Our existing property and liability insurance coverages contain exclusions and limitations on coverage. In connection with renewals of insurance, we have experienced, or could experience in the future, additional exclusions and limitations on coverage, significantly increased self-insured retentions and deductibles, and significantly higher premiums. We may not be able to procure adequate insurance coverage for certain risks, if at all, and existing insurance arrangements may not provide sufficient coverage or reimbursement for significant costs that may arise. As a result, in the future our insurance coverage may not cover claims to the extent that it has in the past and the costs that we incur to procure insurance may increase significantly, either of which could have an adverse effect on our results of operations.

Business Strategy Risks

We have incurred, and may incur in the future, significant costs associated with our strategy to transform and optimize our portfolio of mining, refining, and smelting assets, and we may not be able to realize the anticipated benefits from announced plans, programs, initiatives relating to our portfolio, capital investments, and developing technologies.

We are executing a strategy to achieve safety performance and operational excellence, build a high-performance culture, maintain a disciplined approach to capital allocation, and pursue pragmatic growth opportunities by strategically managing our portfolio of assets to maximize profitability, maintaining a strong balance sheet through monetization of non-operating assets and further reductions in total debt, while evaluating value-creating growth opportunities. We took actions to transform and optimize our portfolio of assets by completing the sale of our 25.1% ownership in the Saudi Arabia joint venture, announcing the closure of the Kwinana (Australia) refinery, and forming a joint venture to support the continued operation of the San Ciprián complex. In addition, we progressed the San Ciprián smelter restart to approximately 65 percent of capacity by December 31, 2025 and delivered annual production records at six operating sites across the world in 2025.

We have taken actions and may continue to plan and execute other actions to grow or streamline our portfolio. There is no assurance that anticipated benefits of our strategic actions will be realized. With respect to portfolio optimization actions such as divestitures, curtailments, closures, restarts, and redevelopment initiatives, we may face barriers to exit from unprofitable businesses or operations, including high exit costs or objections from various stakeholders, the lack of availability of buyers willing to purchase such assets at prices acceptable to us, delays due to our ability to obtain regulatory approvals or due to government intervention, continuing environmental obligations, and third parties unwilling to release us from guarantees or other credit support provided in connection with the sale of assets. In addition, we may retain liabilities from such transactions, have ongoing indemnification obligations, and incur unforeseen liabilities for divested entities if a buyer fails to honor all commitments.

Our business operations are capital intensive, and portfolio optimization actions such as the curtailment or closure of operations or facilities may include significant costs and charges, including asset impairment or restructuring charges and other measures. There can be no assurance that such actions will be undertaken or completed in their entirety as planned at the anticipated cost or will result in being beneficial to the Company. The effect of closures, curtailments, and divestitures over time will reduce the Company's cash flow and earnings capacity and result in a less diversified portfolio of businesses, and we will have a greater dependency on remaining businesses for our financial results. Additionally, curtailing certain existing facilities, whether temporarily or permanently, may require us to incur curtailment and carrying costs related to those facilities, as well as further increased costs should production be resumed at any curtailed facility, which could have an adverse effect on our business, financial results, and results of operations. In September 2025, Alcoa announced the permanent closure of the Kwinana alumina refinery, which had been fully curtailed since June 2024. The Company recorded charges of $895 associated with the closure, and cash outlays (which includes existing reserves) related to the full curtailment and closure of the Kwinana refinery were $212 in 2025. Additional cash outlays of approximately $525 are expected through 2031. We continue to evaluate assets for opportunities for improvement to remain profitable throughout business cycles.

Our announced technologies under development to support our long-term goal of being one of the lowest carbon-producing alumina refineries and aluminum smelters includes investments to develop, implement, and commercialize new technologies to reduce carbon emissions in the aluminum production process. We may not be able to implement, fully or in a cost-effective or timely way, the actions necessary to achieve this strategy and goal, which actions could include capturing, maintaining and/or expanding margins from new products, continued product innovation investment in research and development projects and new technologies, successful deployment and commercialization of effective new technologies, and cost-effective long-term energy solutions. We may not achieve the expected results from technology innovation or other benefits, including certain emissions or environmental-related goals, or expected profitability associated with this strategy. In addition, even if we are able to cost effectively develop our technologies, alternatives to technologies may be more acceptable to the market. Executing these actions also diverts senior management time and resources from our regular business operations, each of which could adversely affect the Company's business, financial condition, and results of operations.

Joint ventures, other strategic alliances, and strategic business transactions may not achieve intended results. We may experience operational challenges in integrating or segregating assets for such a venture or transaction, and such a venture or transaction could increase the number of our outstanding shares or amount of outstanding debt and affect our financial position.

We participate in joint ventures, including in some instances where the Company is a minority owner and does not operate the assets, have formed strategic alliances, including in some instances with governments, and may enter into other similar arrangements in the future. Although the Company has sought to protect our interests, joint ventures and strategic alliances inherently involve special risks and may not achieve the intended results. Whether or not the Company holds majority interests or maintains operational control in such arrangements, our joint venture and other business partners may take certain actions and positions, or experience difficulties that may negatively impact the Company and/or its reputation, such as:

- Advancing economic, political, social, or business policies, agendas, interests or goals that are inconsistent with, or opposed to those of, the Company and our stakeholders;
- Exercising veto rights to block actions that we believe to be in our or the joint venture's or strategic alliance's best interests;
- Taking action contrary to our policies or objectives with respect to our investments; and,
- As a result of the exercise of sovereign rights, government's appropriation of necessary funds and adherence to ministerial functions, or financial or other difficulties, be unable or unwilling to fulfill their obligations under the joint venture, strategic alliance, or other agreements, such as contributing capital to expansion or maintenance projects.

We continuously evaluate and may in the future enter into additional strategic business transactions. For example, in March 2025, Alcoa and Trento EQT entered into a joint venture agreement whereby Alcoa owns 75% of the San Ciprián operations and continues as the managing operator and Trento EQT owns 25%. Any such transactions could happen at any time, could be material to our business, and could take any number of forms, including, for example, an acquisition, merger, joint venture, partnership, sale or distribution of certain assets, refinancing, or other recapitalization or material strategic transaction. There can be no assurance that our joint ventures, strategic alliances, or additional strategic business transactions will be beneficial to us, whether due to the above-described risks, unfavorable global economic conditions, increases in costs, foreign currency fluctuations, political risks, government interventions, retained liabilities, indemnification obligations, or other factors. Evaluating potential transactions and integrating completed ones may divert the attention of our management from ordinary operating matters. In addition, to the extent we consummate an agreement for the sale and disposition of an asset or asset group we may experience operational difficulties segregating them from our retained assets and operations, which could impact the execution or timing of such dispositions and could result in disruptions to our operations and/or claims for damages, among other things.

If we engage in a strategic transaction, we may require additional financing that could result in an increase in the number of our outstanding shares of stock or the aggregate amount and/or cost of our debt, which may result in an adverse impact to our credit ratings or adversely impact our business, financial condition, or results of operations. The number of shares of our stock or the aggregate principal amount of our debt that we may issue in connection with such a transaction could be significant.

Available Capital and Credit-Related Risks

Significant declines in the market value of our marketable securities may have a material adverse effect on our results of operations should they occur.

Marketable securities consist of shares of Ma'aden acquired by Alcoa during the third quarter of 2025. Marketable securities are measured at fair value using quoted prices in active markets. Accordingly, gains and losses in fair value are recognized within earnings. The Company recorded mark-to-market gains of $197 related to marketable securities in 2025, and at December 31, 2025, the shares of Ma'aden were valued at SAR 60.95 per share, or $1,397. See Part II Item 8 of this Form 10-K in Note C to the Consolidated Financial Statements for more information on the Company's marketable securities.

Significant declines in the market value of our noncurrent marketable securities could have a material adverse effect on our results of operations should they occur.

Our business and growth prospects may be negatively impacted by limits on our ability to fund capital expenditures.

We require substantial capital to invest in growth opportunities and to maintain and prolong the life and capacity of our existing facilities. Our ability to generate cash flows is affected by many factors, including market and pricing conditions. Insufficient cash generation or capital project overruns may negatively impact our ability to fund as planned our sustaining and return-seeking capital projects, and such postponement in funding capital expenditures or inadequate funding to complete projects could result in operational issues. For 2026, we project capital expenditures of $750, of which $675 is for sustaining capital projects and $75 is for return-seeking capital projects. If our technology research and development projects prove feasible with an acceptable expected rate of return, our capital expenditures for return-seeking projects would increase significantly over the next several years. To the extent our access to competitive financial, credit, capital, and/or banking markets becomes impaired, our operations, financial results, and cash flows could be adversely impacted. We may also need to address commercial, political, and social issues in relation to capital expenditures in certain of the jurisdictions in which we operate. If our interest in our joint ventures is diluted or we lose key concessions, our growth could be constrained. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition, and prospects.

Deterioration in our credit profile or increases in interest rates could increase our costs of borrowing money and limit our access to the capital markets and commercial credit.

The major credit rating agencies evaluate our creditworthiness and issue specified credit ratings. These ratings are based on a number of factors, including our financial strength and financial policies as well as our strategies, operations, and execution of announced actions. These credit ratings are limited in scope and do not address all material risks related to an investment in us, but rather reflect only the view of each rating agency at the time its rating is issued. Nonetheless, the credit ratings we receive impact our borrowing costs as well as our access to sources of capital on terms advantageous to our business. Failure to obtain or maintain sufficiently high credit ratings could adversely affect our interest rates in financings, our liquidity, or our competitive position, and could also restrict our access to capital markets. In addition, our credit ratings could be lowered or withdrawn entirely by a rating agency if, in its judgment, the circumstances warrant. If a rating agency were to downgrade our rating, our borrowing costs could increase, our funding sources could decrease, and we would need to rely on our cash flows from operations. As a result of these factors, a downgrade of our credit ratings could have a materially adverse impact on our future operations, cash flows, and financial position.

Our indebtedness impacts our current and future operations, which could adversely affect our ability to respond to changes in our business and manage our operations. Failure to comply with agreements related to our outstanding indebtedness, including events beyond our control, could result in an event of default that could materially and adversely affect our business, financial condition, results of operations, and/or cash flows.

Alcoa and Alcoa Nederland Holding B.V. (ANHBV), a wholly-owned subsidiary of Alcoa, are party to a revolving credit agreement with a syndicate of lenders and issuers named therein (as subsequently amended, the Amended Revolving Credit Facility). Alcoa and ANHBV are also party to a revolving credit agreement available to be drawn in Japanese yen (as subsequently amended, the Amended Japanese Yen Revolving Credit Facility). In addition, ANHBV is the issuer of Senior Notes maturing in 2028, 2029, and 2031, and Alumina Pty Ltd, a wholly-owned subsidiary of Alcoa, is the issuer of Senior Notes maturing in 2030 and 2032, each governed by separate indentures. The terms of the Amended Revolving Credit Facility, Amended Japanese Yen Revolving Credit Facility, and the indentures governing such outstanding notes contain covenants that could impose significant operating and financial restrictions on us upon non-compliance, including our ability to, among other things:

- Make investments, loans, advances, and acquisitions;
- Amend certain material documents;
- Dispose of assets;
- Incur or guarantee additional debt and issue certain disqualified equity interests and preferred stock;
- Make certain restricted payments, including limiting the amount of dividends on equity securities and payments to redeem, repurchase or retire equity securities or other indebtedness;
- Engage in transactions with affiliates;

- Materially alter the business we conduct;
- Enter into certain restrictive agreements;
- Create liens on assets to secure lenders and issuers;
- Consolidate, merge, sell, or otherwise dispose of all or substantially all of Alcoa's, ANHBV's, Alumina Pty Ltd's, or a subsidiary guarantor's assets; and,
- Specific to the notes issued by ANHBV, take any actions that would reduce our ownership of AWAC entities below an agreed level.

The Amended Revolving Credit Facility requires us to comply with financial covenants which includes maintaining an interest expense coverage ratio of not less than 4.00 to 1.00 and a debt to capitalization ratio not to exceed .60 to 1.00. The results of the calculation of these ratios, when considering the Company's existing debt obligations, affects and could restrict the amount of additional borrowing capacity under the Company's Amended Revolving Credit Facility or other credit facilities, and ANHBV's and Alumina Pty Ltd's ability to make restricted payments, to make investments, and to incur indebtedness.

In addition, obligations under the Amended Revolving Credit Facility are secured by, subject to certain exceptions, a first priority security interest in substantially all assets of the Company, the Borrower, the material domestic wholly-owned subsidiaries of the Company, and the material foreign wholly-owned subsidiaries of the Company located in Australia, Brazil, Canada, Luxembourg, the Netherlands, Norway, and Switzerland including equity interests of certain subsidiaries that directly hold equity interests in AWAC entities.

The Amended Japanese Yen Revolving Credit Facility includes covenants that are substantially the same as those included in the Amended Revolving Credit Facility. In addition, obligations under the Amended Japanese Yen Revolving Credit Facility are secured by, subject to certain exceptions, a first priority security interest in substantially all assets of the Company, the Borrower, the material domestic wholly-owned subsidiaries of the Company, and the material foreign wholly-owned subsidiaries of the Company located in Australia, Brazil, Canada, Luxembourg, the Netherlands, Norway, and Switzerland including equity interests of certain subsidiaries that directly hold equity interests in AWAC entities.

Our ability to comply with these agreements may be affected by events beyond our control, including prevailing economic, financial, and industry conditions. These covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition, or other opportunities. The breach of any of these covenants or restrictions could result in a default under the Amended Revolving Credit Facility, the Amended Japanese Yen Revolving Credit Facility, or the indentures governing our notes and other outstanding indebtedness, including such indebtedness for which the Company is a guarantor.

See Part II Item 7 of this Form 10-K in Management's Discussion and Analysis of Financial Condition and Results of Operations under caption Liquidity and Capital Resources – Financing Activities and Part II Item 8 of this Form 10-K in Note M to the Consolidated Financial Statements for more information on the restrictive covenants in the Company's revolving credit facilities.

If an event of default were to occur under any of the agreements relating to our outstanding indebtedness, including the Amended Revolving Credit Facility, the Amended Japanese Yen Revolving Credit Facility, and the indentures governing our notes, we may not be able to incur additional indebtedness under the Amended Revolving Credit Facility or the Amended Japanese Yen Revolving Credit Facility and the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default, which could have a material adverse effect on our ability to continue to operate as a going concern. Further, if we are unable to repay, refinance, or restructure our secured indebtedness, the holders of such indebtedness could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument also could result in an event of default under one or more of our other debt instruments.

We cannot guarantee that we will continue to return capital to our stockholders through the payment of cash dividends and/or the repurchase of our common stock. The reduction or discontinuation of the payment of cash dividends to our stockholders or the repurchase of our shares of common stock could adversely affect the market price or liquidity of our shares.

In October 2021, the Company's Board of Directors initiated a quarterly cash dividend program, at $0.10 per share. In July 2022, the Board of Directors approved a common stock repurchase program under which the Company may purchase shares of its outstanding common stock up to an aggregate transactional value of $500, depending on the Company's continuing analysis of market, financial, and other factors (the July 2022 authorization). This common stock repurchase authorization does not have a predetermined expiration date. As of December 31, 2025, $500 remained available for repurchase pursuant to this authorization. The Company is under no obligation to pay any cash dividends to stockholders or to repurchase our outstanding shares of common stock at any particular price or at all, and the payment of dividends and/or repurchases of stock may be limited, suspended, or discontinued at any time in our discretion and without notice. The Company set each of the current dividend and July 2022 authorizations at a level it believes is sustainable throughout the commodity cycle, based on our current financial position and reasonable expectations of cash flow. In addition, as described elsewhere in this "Risk Factors" section, the Company's Amended Revolving Credit Facility and Amended Japanese Yen Revolving Credit Facility could inhibit the Company's ability to make certain restricted payments, including the amount of dividends and payments to redeem, repurchase, or retire equity securities or other indebtedness, if the Company does not maintain certain financial ratios.

The Company intends to pay dividends on a quarterly basis. Dividends on Alcoa Corporation stock are subject to authorization by the Company's Board of Directors. The payment, amount, and timing of dividends, if any, depends upon matters deemed relevant by the Company's Board of Directors, such as Alcoa Corporation's financial position, results of operations, cash flows, capital requirements, business condition, future prospects, any limitations imposed by law, credit agreements or senior securities, and other factors deemed relevant and appropriate.

Declines in asset values or increases in liabilities, including liabilities associated with benefit plans or taxes, can reduce stockholders' equity. A deficit in stockholders' equity could limit our ability under Delaware law to pay dividends and repurchase shares in the future.

The reduction, suspension, or elimination of our cash dividend or our common stock repurchase program could adversely affect the market price of our stock and/or significantly increase its trading price volatility. The payment of any future dividends and the existence of a common stock repurchase program could cause our stock price to be higher than it would otherwise be and could potentially reduce the market liquidity for our stock. Additionally, any future payment of dividends or repurchases of our common stock could negatively impact our financial position and our ability to fund ordinary and existing operations, capital expenditures, the payment of taxes, and growth or other opportunities.

Cybersecurity Risks

Cyber attacks, security breaches, system failures, software or application vulnerabilities, or other cyber incidents may threaten the integrity of our information technology infrastructure and other sensitive business information, disrupt our operations and business processes, expose us to potential liability, and result in reputational harm and other negative consequences that could have a material adverse effect on our business, financial condition, and results of operations.

We depend on information and communications technology, networks, software, and related systems to operate our business, including production controls and operating systems at our facilities and systems for recording and processing transactions, interfacing with customers, financial reporting, and protecting the personal data of our employees and other confidential information. Our global operations require increased reliance on technology, which expose us to risks of disruption to our operations and business processes and theft of proprietary information, including trade secrets and other intellectual property, that could have a material adverse effect on our business, financial condition, and results of operations. The protection of such information, as well as sensitive customer information, personal data of our employees, and other confidential information, is critical to us. We face global cybersecurity threats, which may range from uncoordinated individual attempts to sophisticated and targeted measures, known as advanced persistent threats, directed at the Company.

Cyber attacks and other cyber incidents are more frequent and sophisticated, are constantly evolving, including through the use of artificial intelligence, and are being made by groups and individuals with significant resources that employ a wide range of expertise and motives. Such attacks are also increasing in complexity, which may make cyber attacks more difficult to detect, contain, and mitigate. Cyber attacks and security breaches may include, but are not limited to, unauthorized attempts to access information or digital infrastructure, efforts to direct payments to fictitious parties, system outages from viruses, ransomware, malicious code or misconfigurations, hacking, social engineering (such as phishing and SMSishing) to obtain credentials, denial of service of a website, and other electronic security breaches, any of which could have a material adverse effect on our business, financial condition, and results of operations. Certain techniques used in cyber attacks may not be immediately detectable, we may be unable to anticipate or detect these techniques, such as use of a zero-day exploit or unknown malware, immediately identify the scope and impact of an incident, contain the incident within our systems, or implement preventative or remediation measures, which may have a material adverse effect on our business, financial condition, and results of operations. In addition, we utilize third-party vendors for certain software applications, storage systems, and cloud computing services. Cyber attacks, security breaches, or other incidents on the information technology systems of our service providers or business partners could materially impact us. We have in the past experienced attempts and incidents by external parties to penetrate our and our service providers or business partners networks and systems. Such attempts and incidents to date have not had a material adverse effect on our business, financial condition, or results of operations.

We continue to assess potential cyber threats and invest in our technology infrastructure, including technologies, processes, and people, to address these threats. Actions to address these threats include monitoring networks and systems, training employees on cyber threats, including as it applies to working remotely, and enhancing security policies of the Company and its third-party providers. While the Company continually works to strengthen our systems and security measures, safeguard information, and mitigate potential risks, there is no assurance that such actions will be sufficient to prevent or timely detect cyber attacks or security breaches. Some intrusions could manipulate or improperly use our systems or networks, disclose, or compromise confidential or protected information, destroy, or corrupt data, or otherwise disrupt our operations, and because of any of these things, could have a material adverse effect on our business, financial condition, and results of operations.

In addition, some cybersecurity incidents could negatively impact our reputation and competitive position, and could result in litigation with third parties, regulatory action, loss of business, theft of assets, and significant remediation costs, and because of any of these things, could have a material adverse effect on our financial condition and results of operations. Such security breaches could also result in a violation of applicable U.S. and international privacy and other laws, and subject us to litigation and governmental investigations and proceedings, any of which could result in our exposure to material civil or criminal liability. For example, the European Union's General Data Privacy Regulation (GDPR) subjects companies to a range of compliance obligations regarding the handling of personal data. In the event our operations are found to be in violation of the GDPR's requirements, we may be subject to significant civil penalties, business disruption, and reputational harm, any of which could have a material adverse effect on our business, financial condition, or results of operations. Some cyber attacks or breaches could require significant management attention and resources and result in the diminution of the value of our investment in research and development, which could have a material adverse effect on our business, financial condition, or results of operations.

Though we have disaster recovery and business continuity plans in place, if our information technology systems, or those of our third-party providers, are damaged, breached, interrupted, or cease to function properly for any reason, and, if the disaster recovery and business continuity plans do not effectively resolve the incident on a timely basis, we may suffer interruptions in our ability to manage or conduct business and we may be exposed to reputational, competitive, and business harm as well as litigation and regulatory action, which may materially and adversely impact our business, financial condition, or results of operations.

Labor- and Pension-Related Risks

Union or workforce disputes or arrangements and other employee relations issues, as well as labor market conditions, could adversely affect our business, financial condition, or results of operations.

A significant portion of our employees are represented by labor unions or worker groups in a number of countries under various collective bargaining agreements or similar arrangements with varying durations and expiration dates.

We may not be able to satisfactorily renegotiate our agreements when they expire. In addition, existing arrangements may not prevent strikes, work stoppages, work slowdowns, union organizing campaigns, or lockouts at our facilities in the future. We may also be subject to general country strikes or work stoppages unrelated to our business or collective bargaining agreements. A labor dispute or work stoppage of employees could have a material adverse effect on production at and shipping from one or more of our facilities, and depending on the length of work stoppage, on our business, financial condition, or results of operations. Additionally, in the current competitive labor market, if we lose critical or a significant number of workers to attrition, it may be difficult or costly to find and recruit replacement employees, which could have a material adverse effect on our business, financial condition, and results of operations.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Risk Management and Strategy

The Company's processes for assessing, identifying, and managing material risks from cybersecurity threats are integrated into our overall Enterprise Risk Management (ERM) process. As part of the ERM, the Company focuses on developing multi-layered, collaborative processes to identify, monitor, and manage risks from cybersecurity threats. Risks are grouped into categories that management can then assess, monitor, and prioritize based on the likelihood of an occurrence, level of impact, and mitigating factors.

The Company maintains cybersecurity risk management processes that span multiple functions, including, but not limited to, third-party risk management and vulnerability management. These processes are supported by technologies designed to provide visibility into, and protection against, cybersecurity risks, including real-time monitoring of network and system traffic. The Company has established a comprehensive framework of policies and standards to assess, identify, and manage material cybersecurity risks, including an incident response plan, business continuity plan, crisis management plan, and disaster recovery capabilities, all of which are regularly tested and updated. In addition, the Company employs personnel dedicated to promoting cybersecurity awareness and delivering training across the organization.

The Company engages third-party assessors, consultants, and auditors to assist in assessing, identifying, and managing risk from cybersecurity threats. Third parties assist the Company by (i) providing regular penetration testing and vulnerability assessments; (ii) assessing and maintaining our formal incident response policies, including the use of tabletop testing; and (iii) providing multiple sources of threat intelligence information that are fed directly into our technical security platforms and our awareness campaigns, including ongoing network monitoring. The Company also has a comprehensive third-party information security monitoring program in place.

Alcoa has implemented processes designed to identify and mitigate cybersecurity threats associated with our use of third-party service providers. Such providers are subject to a security risk assessment prior to engagement to determine if they meet defined levels of security capabilities. Our master services agreements with third-party service providers include several security requirements, including audit rights for the Company. After engagement, third-party service providers are subject to audits in which contract owners within Information Technology Automation Solutions (ITAS) validate that any certifications a vendor had upon engagement are maintained throughout the life of the agreement.

We have in the past experienced attempts and incidents by external parties to penetrate our, our service providers', and our business partners' networks and systems. To date, no cybersecurity incident or attack, or any risk from cybersecurity threats, has materially affected or has been determined to be reasonably likely to materially affect the Company or our business strategy, results of operations, or financial condition. See Part I Item 1A of this Form 10-K for more information on risks.

Governance

The Alcoa Board of Directors (Board) is responsible for the oversight of our cybersecurity risk management program, and specifically, reviews and oversees the Company's risk management and strategy relating to cybersecurity, including cybersecurity developments and threats and the Company's process for assessing, managing, and mitigating material cybersecurity risks and threats. The Board receives regular updates from the Chief Information Security Officer (CISO) and the Chief Information Officer (CIO) regarding the state of the Company's cybersecurity program, cybersecurity developments, and emerging threats, as well as regarding the Company's strategy to mitigate cybersecurity risks, which includes regular vulnerability assessments and employee training on cybersecurity matters. Alcoa's CISO is responsible for maintaining identified material cybersecurity risks within the Company's ERM platform. On a quarterly basis, the CISO reviews and updates risks, as well as the control procedures in place. These risks are regularly reported to the Board. Between Board meetings, the Audit Committee assists the Board in its review and oversight of the Company's risk management and strategy relating to cybersecurity, and regularly reports to the Board on such activities. The Audit Committee also escalates matters to the full Board, as necessary.

Alcoa's CISO has over thirty years of experience in information technology, including over fifteen years in cybersecurity, and prior to joining Alcoa, was the CISO of the U.S. business of a large global insurance and asset company and was responsible for the security of data, systems, and processes supporting customer assets. Alcoa's CISO maintains professional certifications in information security, participates in intelligence sharing organizations, and has extensive cybersecurity risk management experience in manufacturing organizations and reports to the CIO. Alcoa's CIO has almost thirty years of information technology experience, including a diverse knowledge in manufacturing and process control solutions, corporate applications, infrastructure, and service delivery operations. The CISO closely collaborates with the CIO and Chief Financial Officer in managing material risks from cybersecurity threats. Alcoa also maintains an information security steering committee (ISSC), which oversees current and emerging cybersecurity risks and investments in the cybersecurity risk protections for the Company. The steering committee is comprised of a cross-functional team of leaders from across Alcoa's business groups, including the CISO (the ISSC Chair) and CIO.

The Company has established comprehensive incident response plans that set forth the processes through which cybersecurity incidents are managed, including how management is informed of cybersecurity incidents. As part of these plans, incidents are evaluated, classified, and elevated to an executive team which includes the CISO and executives on the Crisis Response Team. Once elevated, these executives are ultimately responsible for the management, mitigation, and remediation of incidents.

Item 2. Properties.
(dollars in millions, except per-ton amounts)

Alcoa Corporation's principal executive office, located at 201 Isabella Street, Pittsburgh, Pennsylvania 15212-5858, is leased. Alcoa also leases several office facilities and sites, both domestically and internationally. In addition, Alcoa owns or has an ownership interest in its production sites, both domestically and internationally. Alcoa owns active mines and operations classified under the Alumina and Aluminum segments of its business. These include facilities and assets around the world used for Alcoa's bauxite mining and alumina refining, aluminum smelting and casting production, and energy generation. Capacity and utilization of these facilities varies by segment and the level of demand for each product. See Part I Item 1 of this Form 10-K for additional information, including the ownership, capacity, and utilization of these facilities, used in the Alumina and Aluminum segments. A discussion of our bauxite mining properties is below.

The following map shows the locations of our operations as of December 31, 2025:



Mosjøen
Fjarðaál
Lista
Strathcona[1,2]
Manicouagan[1]
Baie-Comeau
Bécancour
Deschambault
Massena West
San Ciprián JV
Warrick
Lake Charles[2]
Guinea[1]
Juruti
São Luís
Estreito[1]
Serra do Facão[1]
Machadinho[1]
Barra Grande[1]
Poços de Caldas
ALUMINA
Mine
Refinery
ALUMINUM
Smelter/Casthouse
Energy
Huntly
Willowdale
Pinjarra
Wagerup
Portland
Location data as of December 31, 2025
[1] Minority ownership, non-operating partner
[2] Processes petroleum coke, a raw material used to create anodes used in aluminum smelting

Alcoa Locations and Properties.

Although Alcoa's facilities vary in terms of age and condition, management believes that its facilities are suitable and generally adequate to support the current and projected operations of the business. See Part II Item 8 of this Form 10-K in Notes B and K to the Consolidated Financial Statements for more information on properties, plants, and equipment.

Bauxite Mining Properties

Alcoa has access to large bauxite deposit areas with mining rights that extend, in the cases of Darling Range and Juruti, more than 15 years from the date of this Form 10-K. The Company obtains bauxite from its own resources located in the countries listed in the table below, as well as pursuant to both long-term and short-term contracts and mining leases. Tons of bauxite are reported on a zero-moisture basis in millions of dry metric tons (mdmt) unless otherwise stated.

As of December 31, 2025, the Company's individually material mining properties, as determined in accordance with subpart 1300 of Regulation S-K, are its bauxite mining properties in the Darling Range of Western Australia (Darling Range) and Juruti, Brazil (Juruti).

As used in this Form 10-K, the terms "mineral resource," "measured mineral resource," "indicated mineral resource," "inferred mineral resource," "mineral reserve," "proven mineral reserve" and "probable mineral reserve" are defined and used in accordance with subpart 1300 of Regulation S-K. Under subpart 1300 of Regulation S-K, mineral resources may not be classified as "mineral reserves" unless the determination has been made by a qualified person (as defined under subpart 1300 of Regulation S-K) that the mineral resources can be the basis of an economically viable project. Part or all of the mineral deposits (including any mineral resources) in these categories may never be converted into mineral reserves. Further, except for the portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Estimates of inferred mineral resources have too high of a degree of uncertainty as to their existence and may not be converted to a mineral reserve. Therefore, it should not be assumed that all or any part of an inferred mineral resource exists, that it can be the basis of an economically viable project, or that it will ever be upgraded to a higher category. Likewise, it should not be assumed that all or any part of measured or indicated mineral resources will ever be converted to mineral reserves. Management relies on estimates of our recoverable mineral reserves, which estimation is complex due to geological characteristics of the properties and the number of assumptions made and variable factors, some of which are beyond our control.

The following table shows the Alcoa share (proportion) of annual production tonnage at each of our bauxite mining properties and in the aggregate for each of the last three fiscal years.

Summary of Attributable Annual Bauxite Production in mdmt for the years ended December 31, 2025, 2024, and 2023, respectively:

Country	Property (Region)	2025	2024	2023
Australia	Darling Range (Western Australia, WA)	25.8	27.7	30.9
Brazil	Juruti (Pará State)	6.7	5.6	5.0
Brazil	Poços de Caldas (Minas Gerais)	0.5	0.4	0.4
Guinea	Boké (Sangaredi)	3.7	3.4	3.6
Saudi Arabia	Al Ba'itha (Al Qassim)[1]	0.8	1.2	1.1
		37.5	38.3	41.0

[1] Amounts shown for the year ended December 31, 2025 represent production prior to the Company's sale of its interest in MBAC on July 1, 2025. Related mining operations were not material to the Company's business or financial condition after consideration of both quantitative and qualitative factors assessed in the context of the Company's overall business and financial condition.

The following tables summarize certain information regarding our bauxite mining properties. The information that follows relating to Darling Range and Juruti is derived, for the most part, from the technical report summaries relating to such properties prepared in compliance with Item 601(b)(96) and subpart 1300 of Regulation S-K. Portions of the following information are based on assumptions, qualifications, and procedures that are not fully described herein. Reference should be made to the full text of the Technical Report Summary for Darling Range, Western Australia, dated February 26, 2026, with an effective date of December 31, 2025, filed as Exhibit 96.1 to this Form 10-K (the Darling Range TRS), and the Technical Report Summary for Juruti, Brazil, dated February 24, 2022, with an effective date of December 31, 2021, incorporated by reference as Exhibit 96.2 to this Form 10-K (the Juruti TRS), which are incorporated by reference herein.

Bauxite Interests and Operators:

Property (Region)	Access/Transportation	Operator	Owners' Mining Rights[1]	Expiration Date of Mining Rights	Titles, Rights, Leases or Options	Area (hectares)
Darling Range[2] (WA)	Accessed by road. Ore transported via long-distance conveyor to refineries.	AofA	100%	2045	Mining lease from the WA Government. ML1SA.	702,261
Juruti[3] (Pará State)	Accessed by road from Juruti town, by boat along the Amazon River, or by air from Juruti Airport. Ore transported from the mine to Juruti port by company-operated rail.	AWAB	100%	2100[4]	Mining licenses from the Government of Brazil and Pará. Mining rights do not have a legal expiration date. Various permits have been administratively renewed or are in the process of being renewed.	200,255
Poços de Caldas (Minas Gerais)	Accessed by road. Ore transported from the mine to the refinery by road.	Alcoa Alumínio	100%	2035[4]	Mining licenses from the Government of Brazil and Minas Gerais. Company claims and third-party leases.	11,137
Boké (Sangaredi)	Accessed by road from Sangaredi and public airports. Ore transported by company-operated rail to Kamsar port.	CBG	22.95%	2039	Mining lease from Government of Guinea. The lease is renewable in 25-year increments. CBG's rights are specified within the Basic Agreement and Amendment 1 to the Basic Agreement with the Government of Guinea.	293,900

[1] Owners' Mining Rights reflects Alcoa's ownership interest(s) in the properties and related share (proportion) of the mineral resources and reserves and annual production.

[2] For more information, see Individual Property Disclosure—Darling Range below.

[3] For more information, see Individual Property Disclosure—Juruti below.

[4] Brazilian mineral legislation does not limit the duration of mining concessions; rather, the concession remains in force until the deposit is exhausted. These concessions may be extended later or expire earlier than estimated, based on the rate at which these deposits are exhausted and on obtaining any additional governmental approval, as necessary.

Bauxite Mine Types and Facilities:

Property (Region)	Development Stage	Type of Mine and Mineralization	Processing Plant	Other Facilities
Darling Range[1] (WA)	Production/ Operating	Open-cut mines. Bauxite is lateritic formed through weathering of Archean granites and gneisses.	N/A Ore crushing only.	Administrative buildings and workshops, crushers, long-distance conveyors. Power supplied from natural gas.
Juruti[2] (Pará State)	Production/ Operating	Open-cut mines. Bauxite is lateritic formed through weathering of Cretaceous Alter do Chao Formation sedimentary sequence.	Fixed plant for ore crushing and washing.	Mine: Administrative buildings and workshops, water supply pumps and pipeline from Juruti Grande, ore stockpiles, railroad, tailings thickening and settling ponds. Port: Administrative buildings, port control, ore stockpiles, rail siding, and ship loader. Power supplied by thermoelectric units at the mine and port.
Poços de Caldas (Minas Gerais)	Production/ Operating	Open-cut mines. Bauxite derived from the weathering of nepheline syenite and phonolite.	N/A Run of mine (ROM) trucked to refinery stockpiles.	Mining offices and services are located at the refinery. Power supplied by commercial grid.
Boké (Sangaredi)	Production/ Operating	Open-cut mines: The bauxite deposits within the CBG lease are of two general types. TYPE 1: In-situ laterization of Ordovician and Devonian plateau sediments locally intruded by dolerite dikes and sills. TYPE 2: Sangaredi type deposits are derived from clastic deposition of material eroded from the TYPE 1 laterite deposits and possibly some of the protoliths from the TYPE 1 plateaus deposits.	N/A Ore crushed and dried at Kamsar port facilities.	Mine: Administrative buildings, workshops, and water/power supply are in Sangaredi. Port: Administrative buildings, port control, ore stockpiles, ore drying facilities, rail siding, and ship loader. Power supplied by fuel oil generators at the mine and port.

[1] For more information, see Individual Property Disclosure—Darling Range Mines below.

[2] For more information, see Individual Property Disclosure—Juruti below.

Bauxite Mineral Resources and Mineral Reserves

In accordance with subpart 1300 of Regulation S-K, management engaged SLR Consulting Limited as the qualified persons to prepare technical report summaries for the disclosure of mineral resources and reserves at Darling Range and Juruti. The tables shown below of resources and reserves by mining property were prepared using the results of the procedures performed by the qualified persons, which have no affiliation with or interest in Alcoa or our mining properties.

Summary of Attributable Bauxite Mineral Resources Exclusive of Mineral Reserves at December 31, 2025:

	Measured			Indicated			Measured + Indicated			Inferred		
Property (Region)	Tonnage (mdmt)[1]	Alumina (%)	Silica (%)	Tonnage (mdmt)[1]	Alumina (%)	Silica (%)	Tonnage (mdmt)[1]	Alumina (%)	Silica (%)	Tonnage (mdmt)[1]	Alumina (%)	Silica (%)
Darling Range (WA)[2]	133.6	30.1	1.9	53.2	29.7	1.6	186.8	30.0	1.8	51.9	31.9	1.1
Juruti (Pará State)[3]	5.6	44.5	5.3	57.9	45.3	4.4	63.5	45.3	4.5	514.2	45.6	4.6
Poços de Caldas (Minas Gerais)[4]	2.0	38.0	4.8	7.2	36.8	5.5	9.2	37.1	5.4	2.9	35.5	5.6
Boké (Sangaredi)[5]	65.0	44.3	2.2	1,373.1	46.6	2.3	1,438.1	46.6	2.3	174.5	45.8	2.4

[1] This table shows only the Alcoa share (proportion) of mineral resources. The reference point for the mineral resource is the in situ predicted dry tonnage and grade of material to be delivered to the refinery stockpile following the application of mining design parameters. Metallurgical recovery has not been directly considered in the estimation of the mineral resource as the Darling Range operations do not include a conventional processing plant, only crushing. The metallurgical recovery of the refineries (Pinjarra and Wagerup) are beyond the boundaries of the mining operations. Certain totals may not sum due to rounding.

[2] Alumina for the Darling Range is stated as Available Alumina (as $A.Al_2O_3$) and Silica is stated as Reactive Silica (as $R.SiO_2$). Darling Range mineral resources are estimated using an alumina life of mine price of $500 per ton and a caustic soda life of mine price of $300 per ton. Mineral resources for the polygonal models are estimated at a ≥ 27.5 percent $A.Al_2O_3$ and ≤ 3.5 percent $R.SiO_2$ cut-off grade and at a minimum mining thickness of 1.5 meters (m).

[3] Alumina for Juruti is stated as Available Alumina (as $A.Al_2O_3$) and Silica is stated as Reactive Silica (as $R.SiO_2$). Juruti mineral resources are estimated at a pit discard cut-off value based on a benefit calculation that determines whether a block is economically viable and has a minimum thickness of 1 m. Further, mineral resources are estimated using a long-term bauxite price of approximately $35 (wet-base) per ton, representing a 30 percent increase over the mineral reserve bauxite price.

[4] Alumina for Poços de Caldas is stated as Available Alumina (as $A.Al_2O_3$) and Silica is stated as Reactive Silica (as $R.SiO_2$). Poços de Caldas mineral resources are estimated at a pit discard cut-off value based on a benefit calculation that determines whether a block is economically viable.

[5] Alumina for Boké is stated as Total Alumina (as $T.Al_2O_3$) and Silica is stated as Total Silica (as $T.SiO_2$). Boké resources are estimated at a ≥ 41 percent $T.Al_2O_3$ and ≤ 10 percent $T.SiO_2$ cut-off grade. Tonnage reported on a 3 percent moisture basis.

The following table shows only the Alcoa share (proportion) of mineral reserves. These estimates are periodically updated to reflect past bauxite production, updated mine plans, new exploration information, and other geologic or mining data. Given the Company's extensive bauxite resources, the abundant supply of bauxite globally, and the length of the Company's rights to bauxite, it is not cost-effective to establish bauxite reserves that reflect the total size of the bauxite resources available to the Company. Certain totals may not sum due to rounding.

Summary of Attributable Bauxite Mineral Reserves at December 31, 2025:

Property (Region)	Proven			Probable			Total		
	Tonnage (mdmt)[1]	Alumina (%)	Silica (%)	Tonnage (mdmt)[1]	Alumina (%)	Silica (%)	Tonnage (mdmt)[1]	Alumina (%)	Silica (%)
Darling Range[2]	33.4	29.3	1.8	359.5	31.4	1.5	392.9	31.2	1.5
Juruti (Pará State)[3]	38.9	47.8	3.6	31.1	46.3	3.5	70.0	47.0	3.6
Poços de Caldas (Minas Gerais)[4]	0.8	40.8	3.6	1.3	40.6	3.7	2.1	40.7	3.7
Boké (Sangaredi)[5]	78.8	46.3	1.9	3.5	45.3	1.8	82.2	46.3	1.9

[1] This table shows only the Alcoa share (proportion) of mineral reserves. The reference point for the mineral reserve is the refinery processing plant gate, with crushing, washing (as applicable), and transportation being the only process employed. Metallurgical recovery factor for extractable alumina of 93 percent has been applied during optimization at Darling Range. Certain totals may not sum due to rounding.

[2] Alumina for the Darling Range is stated as Available Alumina (as $A.Al_2O_3$) and Silica is stated as Reactive Silica (as $R.SiO_2$). Darling Range mineral reserves are estimated at variable cut-off grades, dependent on grade, operating costs and ore quality for blending to meet refinery target grades. Mineral reserves are estimated using a base alumina price of $400 per ton and a delivered price for caustic of $500 per ton.

[3] Alumina for Juruti is stated as Available Alumina (as $A.Al_2O_3$) and Silica is stated as Reactive Silica (as $R.SiO_2$). Juruti mineral reserves are estimated at a pit discard cut-off value based on a benefit calculation that determines whether a block is economically viable. Further, mineral reserves are estimated using a one-year weighted average bauxite price of approximately $27 per ton, based on contractual agreements with an Alumina segment refinery.

[4] Alumina for Poços de Caldas is stated as Available Alumina (as $A.Al_2O_3$) and Silica is stated as Reactive Silica (as $R.SiO_2$). Poços de Caldas mineral reserves are estimated at a pit discard cut-off value based on a benefit calculation that determines whether a block is economically viable.

[5] Alumina for Boké is stated as Total Alumina (as $T.Al_2O_3$) and Silica is stated as Total Silica (as $T.SiO_2$). Boké reserves are estimated at a ≥ 45 percent $T.Al_2O_3$ and ≤ 10 percent $T.SiO_2$ cut-off grade. Tonnage reported on a 3 percent moisture basis.

Individual Property Disclosure—Darling Range

Property Location and Description

The Darling Range bauxite deposits comprise the mining centers of (i) Huntly, located approximately 80 kilometers (km) to the southeast of Perth and 30 km northeast of Pinjarra, Western Australia, Australia, and (ii) Willowdale, located approximately 100 km south-southeast of Perth and 20 km southeast of Waroona, Western Australia, Australia. The Huntly and Willowdale mining centers/regions are separate open pit, surface mines and are both located within Mining Lease ML1SA. Darling Range is owned and operated by Alcoa through AofA.

All spatial data used for mineral resource and reserve estimation are reported using a local grid based on Australian Map Grid 1984 system (Zone 50) and using the Australian Geodetic Datum 1984 coordinate set. The approximate coordinates of the mining areas are 410,000 m East and 6,390,000 m North (Huntly) and 410,000 m East and 6,365,000 m North (Willowdale).



Darling Range Location, Lease Area, Mining Centers, and Mining Regions

Refer to the Darling Range TRS in Sections 2.0 through 5.0 for more information on the Darling Range mining centers – their history, location, accessibility, and other relevant details.

Infrastructure

The figure above illustrates the relative location of each of the individual mining areas within the Huntly and Willowdale centers. These areas include, but are not limited to, Myara, Larego, Orion, and Arundel.

Mining infrastructure in the Darling Range is generally concentrated at the Myara site in the northwest of the Huntly mining center, and at the Larego site (20 km southeast of the Wagerup refinery) in the center of the Willowdale mining center. Both infrastructure areas include:

- Ore crushing and handling facilities;
- Ore stockpile stacker/reclaimer;
- Maintenance facilities;
- Sampling stations;
- Site offices including a production tracking room;
- Haul road networks;
- Overland conveyors, as illustrated on the above map;
- Water supplies consisting of abstraction from licensed surface water sources supplemented with treated wastewater from vehicle washdowns, stormwater runoff, and maintenance workshops; and,
- Power supply lines direct from certain of the Company's refineries.

Personnel are sourced from the area around Perth, Western Australia, which benefits from a skilled workforce due to the relatively large number of operating mines in the region.

Huntly is accessible from the South Western Highway via Del Park Road, which connects the town of North Dandalup in the north with Dwellingup in the south. From Del Park Road, a 3 km road following the route of the bauxite conveyor to the Pinjarra refinery provides access to the Huntly site administration offices. Willowdale is similarly accessible, 19 km from the South Western Highway via Willowdale Road, a road to the south of Waroona. There are several airstrips in the region, although the closest major airport is in Perth, approximately 70 km north of North Dandalup. The nearest commercial port is at the permanently closed Kwinana refinery, approximately 40 km south of Perth.

There is an extensive haul road network and overland conveyors transport crushed bauxite from the main mining hubs to the Wagerup and Pinjarra refineries.

Alcoa's Darling Range mining operations do not produce mine waste in the same manner as conventional mining operations and waste dumps are not constructed.

Alcoa's Darling Range facilities are in a well-maintained condition. Net book value of these facilities as of December 31, 2025 of $691 is included in Properties, plants, and equipment, net on the Consolidated Balance Sheet.

Refer to the Darling Range TRS in Sections 14.0 and 15.0 for more information on the surface infrastructure and facilities of the Darling Range.

Land Tenure and Permitting

Bauxite occurrences were first recorded in the Darling Range in 1902, with studies and exploration subsequently conducted by the Geological Survey of Western Australia until the 1950s. Commercial exploration took place from 1957 by Western Mining Corporation Ltd (later Western Australia NL, or WANL), across a large portion of southwest Western Australia within a Special Mineral Lease (ML1SA) granted in 1961. Commercial mining first took place within the Darling Range in 1963 at the former Jarrahdale mining center with WANL having joined with Alcoa. The Huntly and Willowdale mines commenced commercial production in 1972 and 1984, respectively. Huntly supplies bauxite to the Pinjarra refinery (approximately 16 Mtpa), while Willowdale supplies the Wagerup refinery (approximately 10 Mtpa).

The ML1SA lease allows for exploration and mining of bauxite within the tenement boundaries. ML1SA was granted in 1961, by the State Government of Western Australia under the Alumina Refinery Agreement Act, 1961 (the Act 1961), for four 21-year periods, and the current lease expires on September 24, 2045. The State Government concession agreement includes the provision for conditional renewal beyond 2045. Alcoa pays rent for each square mile of ML1SA in accordance with the Act 1961, providing exclusive rights to explore for and mine bauxite on all Crown Land within the ML1SA. The current lease covers an area of 702,261 hectares (ha).

There are certain annual requirements to maintain the existing permits and approvals associated with ML1SA, including:

- Submission of annual mine plans for mining associated with the Wagerup refinery;
- Maintain public Completion Criteria documentation for its bauxite mining operations;
- Annual submission and approval of Mining and Management Programs (MMPs) that include five-year mining schedules;
- Annual reporting of bauxite processed and any non-compliances to maintain environmental operational licenses; and,
- Maintain compliance with environmental protection orders.

The ML1SA area includes sub-lease arrangements made between Alcoa and the Worsley Alumina joint venture participants (the Worsley Participants). The agreements, made in August 2001 and September 2016, provide bauxite mining concessions to the Worsley Participants. No mineral resources or mineral reserves attributable to the Darling Range mining areas have been declared within these sub-lease areas.

Constraints on mining activities within the ML1SA concession are in place, among others, which prevent mining within: 200 m of the top water level margin of any water reservoirs; Serpentine Pipehead Dam Catchment; National Parks; Aboriginal Heritage Sites; Old Growth Forest; formal Conservation Areas; and 50 m of granite outcrop (greater than 1 ha), and Mining Avoidance Zones (MAZ) around the Western Australian forest towns of Dwellingup and Jarrahdale. Mineral resources and mineral reserves have not been defined in these restricted areas.

Additionally, the 2023-2027 MMP requires additional constraints including: a reduction in mining activities inside higher risk areas within drinking water catchments; no mining within 1 km of the top water level after June 30, 2024; no new mining pit clearing in areas with an average pit slope greater than 16 percent within any Reservoir Protection Zone (RPZ, 2 km from reservoir top water level); an acceleration of forest rehabilitation and a reduction in open mining areas; and a maximum annual clearing footprint of 800 ha. In October 2024, the 2023-2027 MMP approval was rolled over to cover the time period of 2024-2028 with the same conditions, noting some temporal conditions of the 2023-2027 MMP had expired and Alcoa had met certain other conditions prior to October 2024. The mineral resources and mineral reserves have been adjusted to reflect the conditions and will continue to change as new commitments are made or if future approvals require additional constraints. The Company is aiming to have the 2025-2029 MMP in place in the first half of 2026.

Mining on a day-only basis is conducted in "noise zones" where noise from the mining operations will potentially exceed allowable levels. The operation actively seeks to maintain lower noise levels than those mandated.

The Company has all environmental permits and operating licenses required for current mining activities. Outcomes of and compliance with the management and monitoring programs are tracked within Alcoa's Environmental Management System and reported within the Annual Environmental Review report.

Refer to the Darling Range TRS in Section 3.0 for more information on Land Permitting and Tenure for the Darling Range.

Geology and Exploration

The Darling Range comprises a low incised plateau formed by uplift along the north-south trending Darling Fault, a major structural lineament that extends for over 250 km, from Bindoon in the north to Collie in the south. Bauxite deposits have been identified throughout the Darling Range and generally occur as erratically distributed alumina-rich lenses. Lateralization and subsequent periodic activity of the Darling Fault has resulted in the current landform of scarps and deeply incised valleys on the western edge of the Darling Range.

Systematic exploration for bauxite within the region commenced in the 1960s and is currently conducted on a continuous basis to maintain sufficient mineral resources and mineral reserves to meet refinery supply. Current mine plans include further exploration throughout all areas where Alcoa has mining permits to sustain future production.

Refer to the Darling Range TRS in Sections 6.0 through 11.0 for more information on the geology, mineralization, and exploration history of the Darling Range, including Quality Assurance / Quality Control (QA/QC) procedures and data used in the current mineral resource estimate.

Mining and Processing

The Huntly and Willowdale mines employ conventional open pit surface mining practices and equipment. Following definition of mineral reserve blocks, vegetation is cleared after which Alcoa operations commence stripping topsoil and secondary overburden removal using small excavators, scrapers, and trucks. Soil is stockpiled at the site, away from the proposed pit, for rehabilitation purposes. After completion of mining, overburden is progressively backfilled into adjacent exhausted pits, topsoiled, and rehabilitated by re-establishment of native vegetation, creating a stable post-mining landform that replicates the pre-existing environment.

The process plant for the Darling Range operations consists of two separate crushing facilities at the Huntly and Willowdale mines, respectively. Both facilities crush the ROM ore and convey the crushed ore to two separate refineries located at Pinjarra and Wagerup. The Pinjarra refinery is located adjacent to the east of the town of Pinjarra and is approximately 25 km southwest of the Huntly mining areas. The Wagerup refinery, supplied by Willowdale, is located immediately adjacent to the east of the South Western Highway, approximately 8 km south of Waroona and 20 km west of the Willowdale mining area.

The process plant is a dry crushing operation and therefore water is not required as a consumable for the plant. Alcoa's Darling Range mining operations do not produce mine waste in the same manner as conventional mining operations and waste dumps are not constructed.

Refer to the Darling Range TRS in Sections 12.0 and 13.0 for a detailed description of the mineral reserves and mining methods used in the Darling Range.

Environmental and Social

Alcoa's mine sites are monitored in accordance with the conditions of Government authorizations and its operational licenses at Huntly and Willowdale. Outcomes of and compliance with the management and monitoring programs are tracked within Alcoa's Environmental Management System and reported within a Triennial Environmental Review report.

Alcoa works proactively with key regulatory agencies to address operational incidents and implement operational improvements to reduce releases to the environment.

In December 2023, the Western Australian government granted a section 6 exemption under the Environmental Protection Act 1986 that allows Alcoa to continue its mining operations while the Western Australian Environmental Protection Authority (WA EPA) assesses the environmental impact of parts of the MMP, following a third party's referral of the Company's future and existing mine plans in existing mine regions to the WA EPA in the first quarter of 2023. Compliance against the section 6 exemption is monitored on a weekly basis by an independent compliance monitor and reported monthly to the Department of Water and Environmental Regulation. In connection with the section 6 exemption, AofA committed to provide a bank guarantee which demonstrates Alcoa's confidence that its operations will not impair drinking water supplies. In September 2024 and October 2024, AofA delivered bank guarantees totaling $67 (A$100). The requirement to provide financial assurance will expire upon the completion of the WA EPA's assessment of the Company's mine plans.

Alcoa is modernizing its environmental approvals framework for the Huntly bauxite mine and referred future mining plans to access Myara North and Holyoake to the WA EPA for assessment in 2020.

In January 2026, Alcoa submitted responses to comments received from government entities during the 12-week public comment period (which opened in May 2025) for the 2023-2027 MMP and the future mine areas (referred in 2020). The Company is committed to continuing to work collaboratively with stakeholders to achieve Ministerial decisions by the end of 2026.

In February 2026, Alcoa agreed with the Australian federal government to undertake a strategic assessment for all current and potential future mine areas (excluding Myara North and Holyoake) through the term of its existing mine lease ending in 2045 under the Environment Protection and Biodiversity Conservation Act. The Australian federal government granted Alcoa a national interest exemption that allows Alcoa to continue its mining operations at the Huntly and Willowdale mines for 18 months while the strategic assessment is completed. In addition, Alcoa entered into two enforceable undertakings with the Department of Climate Change, Energy, the Environment and Water (DCCEEW), related to mining activities for the period from 2019 to 2025 at the Huntly mine. Under the terms of the enforceable undertakings, Alcoa is required to provide a total of $36 (A$55) for investments in environmental offsets to counterbalance impacts caused by mine development and the funding of various conservation programs.

Refer to the Darling Range TRS in Section 17.0 for more information on the environmental, social, compliance, and permitting aspects of the Darling Range.

Mineral Resources and Mineral Reserves

In 2025, the economic cut-off for long term mine planning blocks at Darling Range was determined using an optimization that considers a base alumina price with deductions for costs associated with mining and processing the ore from each resource pit.

For information on Darling Range mineral resources and mineral reserves, refer to the tables above. For comparative purposes:

- measured and indicated mineral resources were 186.8 mdmt and 188.4 mdmt as of December 31, 2025 and 2024, respectively, representing a decrease of less than 1 percent;
- inferred mineral resources were 51.9 mdmt and 101.4 mdmt as of December 31, 2025 and 2024, respectively, representing a decrease of 49 percent;
- proven reserves were 33.4 mdmt and 26.1 mdmt as of December 31, 2025 and 2024, respectively, representing an increase of 28 percent; and,
- probable reserves were 359.5 mdmt and 397.6 mdmt as of December 31, 2025 and 2024, respectively, representing a decrease of 10 percent.

The decrease in measured and indicated mineral resources from December 31, 2024 to December 31, 2025 is due to mining depletion, changes to constraints, and extensions to MAZ partially offset by changes to mine scheduling. The decrease in inferred mineral resources from December 31, 2024 to December 31, 2025 is due to ongoing exploration activities, extensions to MAZ, and changes to constraints. The mineral reserves decrease from December 31, 2024 to December 31, 2025 is primarily attributable to changes to constraints, extensions to MAZ, and mining depletion in 2025, partially offset by ongoing exploration activities.

Additionally, refer to the Darling Range TRS Section 11.0 and 12.0 for more information on the mineral resources and mineral reserves of the Darling Range mines.

Individual Property Disclosure—Juruti

Property Location and Description

The Juruti bauxite mine is located in the west of Pará State in northern Brazil. The mine is approximately 55 km south from the town of Juruti on the southern shore of the Amazon River. The mine is owned and operated by Alcoa through AWAB. The Juruti bauxite mine represents an established mining operation which commenced commercial production of bauxite in 2009.

All spatial data used for the mineral resource and mineral reserve estimation are reported using a local grid based on SIRGAS 2000 (21S). The approximate coordinates of the mining area for the Capiranga Central, Mauari, São Francisco, Mutum and Santarém plateaus are 618,879 m East and 9,721,768 m North, and for the Nhamundá plateau are 521,657 m East and 9,773,299 m North.



Juruti Location and Bauxite Mine Permit Areas

Refer to the Juruti TRS in Sections 2.0 through 5.0 for more information on the Juruti mine – history, location, accessibility, and other relevant details.

Infrastructure

Infrastructure required for bauxite mining operations is well-established and available, the majority of which is located within the area of the Juruti bauxite mine. The required infrastructure includes the following:

- Rail siding and loading equipment;
- Bauxite beneficiation plant for ore crushing and washing;
- Mine waste facilities including tailings thickening lagoons and tailings disposal ponds;
- ROM and product stockpiles and materials handling conveyors;
- Ancillary buildings (offices, warehouses, laboratory, workshops);
- Fuel station;
- Site access road;
- Water supply intake raft, pumps, and approximate 9 km pipeline from the Juruti Grande stream;
- Power generation via thermoelectric units at the mine and port;
- Surface water management including drainage channels and pumps;
- Off-site rail corridor between the mine and port; and,
- Port facilities including rail siding, material handling equipment, and ship loader.

The Juruti mining area is connected to Juruti town and port facilities by a road that joins to the PA-257 road near the town, and a dedicated railway between the mining area and port. There are very few major roads across the region and the only major road in this area is the PA-257.

The nearest major city to Juruti is Santarém, approximately 160 km to the east and is only accessible by boat or by air from Juruti Airport (JRT) to Santarém-Maestro Wilson Fonseca Airport (STM). National roads connect Santarém to wider Pará State including the port city of Belém on Brazil's northern coast, approximately 1,400 km by road via the 230 and PA-151 roads.

Juruti began production in 2009 and the facilities are in a well-maintained condition. Net book value of these facilities as of December 31, 2025 of $429 is included in Properties, plants, and equipment, net on the Consolidated Balance Sheet.

Refer to the Juruti TRS in Sections 14.0 and 15.0 for more information on the surface infrastructure and facilities of the Juruti mine.

Land Tenure and Permitting

All exploration and mining activities are managed by the National Mining Agency, Agência Nacional de Mineração (ANM), under the Mining Code (1967). Permits are granted by the ANM and fall into two categories:

- Exploration Permits: granted to support ongoing exploration activities. On submittal of an approved Exploration Report, the holder is then granted one year to present a Mining Plan as a precursor to obtaining a Mining Concession. Exploration Permits require:
  o Initial application fee and submission by a registered professional geologist or mining engineer;
  o Annual fee payment to the ANM;
  o Declaration of exploration expenditures on an annual basis; and,
  o Survey visit fee payment to the ANM.

- Mining Concession: following a successful Mining Plan submission, enabling exploitation once Environmental Licenses are granted. Concession holders are required to:
  o Commence mining activities within 6 months of being granted;
  o Submit annual reports on all mining / processing activities (Relatório Annual de Lavra, or RAL) to the ANM;
  o Make compensation payments to landowners in line with the agreements made for mining easement; and,
  o Make Brazilian Mineral Royalty payments (Compensação Financeira pela Exploração de Recursos Minerais, or CFEM).

At Juruti there are three continuous mining concessions for an aggregated 29,410 ha, where current mineral reserves are determined. Brazilian mineral legislation does not limit the duration of mining concessions and instead the concession remains in force until the deposit is exhausted. These concessions may be extended later or expire earlier than estimated, based on the rate at which the deposits are exhausted and on obtaining any additional governmental approval, as necessary, such as operational licenses and environmental approvals.

In addition to the mining rights, there are thirteen requests for mining concessions, thirteen exploration permits, and two requests for exploration permits. The aggregated area for these permits is 170,845 ha.

The mining operations at Juruti take place on third-party land and, in accordance with the Mining Concession requirements, Alcoa currently has agreements in place with respective landowners. Agreements form a "mining easement," which grants Alcoa access to the mining areas in exchange for compensation payments. As a result, there are no other titles, claims, leases, or options applicable to the exploration or mining permit areas which may limit Alcoa's rights. Similarly, there are no liens or encumbrances.

The Company has all environmental permits and operating licenses required for current mining activities; there are no liens or encumbrances.

Refer to the Juruti TRS in Sections 3.0 and 17.0 for more information on Land Permitting and Tenure for the Juruti mine.

Geology and Exploration

The bauxite deposit of the Juruti bauxite mine consist of several lateritic bauxite plateaus which exist over a large lateral extent (several km) in comparison to the total thickness of the deposit (typically up to 20 m below surface).

Systematic exploration for bauxite within the region has persisted since Alcoa's ownership and is currently conducted on a continuous basis to establish optimal mine plans to achieve a uniform quality of bauxite production. Current mine plans include further exploration throughout all areas where Alcoa has mining permits to sustain future production.

Refer to the Juruti TRS in Sections 6.0 through 11.0 for more information on the geology, mineralization, and exploration history of the Juruti mine, including QA/QC procedures and data used in the current mineral resource estimate.

Mining and Processing

Juruti is an active mining operation using surface strip mining methods over a total of eight plateaus whereby land clearance, topsoil removal, and overburden stripping is followed by bauxite deposit excavation and stockpiling. Waste is subsequently backfilled, and overburden and topsoil are re-instated for surface rehabilitation.

Juruti produces both a washed and unwashed bauxite product; however, all tonnage is presented on a zero-moisture basis. Bauxite processing takes place at a dedicated plant facility located at the Juruti mine site which has been operating since 2009 and comprises a simple comminution (crushing, screening) and washing circuit designed to remove fine particles from the ore.

Fine materials removed from ore are deposited in a thickening pond for settling and water reclamation, after which solid tailings are discarded into separate tailings ponds. There is currently one thickening pond and eight disposal ponds.

Refer to the Juruti TRS in Sections 12.0 and 13.0 for a detailed description of the mineral reserves and mining methods used in the Juruti mine.

Environmental and Social

Alcoa submits annual environmental reports in compliance with the Juruti operating licenses and approvals. Alcoa has shown that the Company works proactively with key regulatory agencies to address any operational non-compliances and implement operational improvements to reduce releases to the environment. No significant compliance issues were identified in the 2023/2024 and 2024/2025 annual environmental reports. Alcoa obtained approval to move the surface water abstraction point in the Grande waterbody in 2024, due to low water levels. The operation now has three options for abstraction points. In 2024, the historically low water levels in the Amazon River required dredging to alleviate the impact on shipping operations. Closing the harbor affected community use, resulting in an increase in community complaints. Alcoa consulted the affected communities and have agreed upon compensation arrangements.

Refer to the Juruti TRS in Section 17.0 for more information on the environmental, social, compliance, and permitting aspects of the Juruti mine.

<u>Mineral Resources and Mineral Reserves</u>

For information on Juruti mineral resources and mineral reserves, refer to the tables above. For comparative purposes:

- measured and indicated mineral resources were 63.5 mdmt and 64.0 mdmt as of December 31, 2025 and 2024, respectively, representing a decrease of less than 1 percent;
- inferred mineral resources were 514.2 mdmt and 514.3 mdmt as of December 31, 2025 and 2024, respectively, representing a decrease of less than 1 percent;
- proven reserves were 38.9 mdmt and 43.5 mdmt as of December 31, 2025 and 2024, respectively, representing a decrease of 11 percent; and,
- probable reserves were 31.1 mdmt and 33.0 mdmt as of December 31, 2025 and 2024, respectively, representing a decrease of 6 percent.

The decrease in mineral resources is attributable to mining depletion. The decrease in mineral reserves from December 31, 2024 reflects mining depletion during 2025. Refer to the Juruti TRS for more information on the mineral resources and mineral reserves of the Juruti mine.

Internal Controls

Alcoa has a long history of mining bauxite, with the majority of bauxite production having been used to supply Alcoa refineries.

Internal controls used by the Company are informed by internal reviews, representation on Technical Committees of Joint Venture operations, and by reviews, audits, and studies performed by third-party mining consultants. The controls include: surveying of drillhole collar locations, drill sample logging, collection and security, database verification and security, QA/QC programs, internal and third-party qualified person statistical analysis, internal and third-party qualified person model validation, and reconciliation. Modelling and analysis of the Company's resources is completed internally and reviewed by a qualified person.

As the ore bodies are shallow and generally horizontal, two-dimensional seam modelling has been the standard practice; however, many operations are implementing more conventional 3D block modelling using geostatistical interpolation methods. Mineral resource estimation is validated internally through visual comparison of drillholes and model blocks as well as through the use of swath plots and statistical distributions. Mineral resource estimation is reviewed and adopted by a qualified person. Mineral reserve estimation is completed internally and reviewed by a qualified person, with the exception of Boké where reserve estimation is completed by a third-party consultant.

Labelled samples from the drill site are securely transported for logging or temporary storage by the drilling contractor or Alcoa personnel. Additional transport to internal or external laboratories is controlled and completed, as necessary, by Alcoa personnel or by courier.

Drillhole databases are all site specific; most sites use industry standard drillhole database software, applications, and processes with security and backup protocols in place. Prior to modelling, secondary validation and cleansing of the modelling datasets is performed. Wherever possible, data collection is digital to allow direct loading into the database.

The Company has well-established QA/QC programs that are site specific. Although some programs are limited to laboratory protocols only covering analysis of duplicate pulps and standards, others involve, to varying degrees, the range of activities from twin hole drilling and collection of field duplicates, submission of blind duplicates and standards and submission of duplicate samples to umpire laboratories. Regardless of the level of QA/QC, all sites have well established and documented sampling and analysis regimes. QA/QC practices and available data are reviewed by a qualified person.

As discussed above, management relies on estimates for our mineral reserves and these estimates could change due to a number of factors, including future changes in: permitting requirements, geological conditions, ongoing mine planning, macroeconomic and industry conditions, and regulatory disclosure requirements. See Part I Item 1A of this Form 10-K for more information on risks.

Item 3. Legal Proceedings.

(dollars in millions)

In the ordinary course of its business, Alcoa is involved in a number of lawsuits and claims, both actual and potential. Proceedings that were previously disclosed may no longer be reported because, as a result of rulings in the case, settlements, changes in our business, or other developments, in our judgment, they are no longer material to Alcoa's business, financial position or results of operations. See Part II Item 8 of this Form 10-K in Note S to the Consolidated Financial Statements for additional information regarding legal proceedings.

In addition to the matters discussed below, various other lawsuits, claims, and proceedings have been or may be instituted or asserted against Alcoa Corporation, including those pertaining to environmental, safety and health, commercial, tax, product liability, intellectual property infringement, governance, employment, employee and retiree benefit matters, and other actions and claims arising out of the normal course of business. While the amounts claimed in these other matters may be substantial, the ultimate liability is not readily determinable because of the considerable uncertainties that exist. Accordingly, it is possible that the Company's liquidity or results of operations in a particular period could be materially affected by one or more of these other matters. However, based on facts currently available, management believes that the disposition of these other matters that are pending or asserted will not have a material adverse effect, individually or in the aggregate, on the financial position of the Company.

Environmental Matters

SEC regulations require disclosure of certain environmental matters when a governmental authority is a party to the proceedings and such proceedings involve potential monetary sanctions that the Company reasonably believes will exceed a specified threshold. Pursuant to these regulations, the Company uses a threshold of $1 for purposes of determining whether disclosure of any such proceedings is required.

Alcoa is involved in proceedings under CERCLA and analogous state or other statutory or jurisdictional provisions regarding the usage, disposal, storage, or treatment of hazardous substances at a number of sites. The Company has committed to participate, or is engaged in negotiations with authorities relative to its alleged liability for participation, in clean-up efforts at several such sites. The most significant of these matters are discussed in Part II Item 8 of this Form 10-K in Note S to the Consolidated Financial Statements under the caption Contingencies.

Asbestos Litigation

Some of our subsidiaries as premises owners are defendants in active lawsuits filed in various jurisdictions on behalf of persons seeking damages for alleged personal injury as a result of occupational exposure to asbestos at various facilities. Our subsidiaries and acquired companies all have had numerous insurance policies over the years that provide coverage for asbestos based claims. Many of these policies provide layers of coverage for varying periods of time and for varying locations. We have significant insurance coverage and believe that our reserves are adequate for known asbestos exposure related liabilities. The costs of defense and settlement have not been and are not expected to be material to the results of operations, cash flows, and financial position of Alcoa Corporation.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.
(dollars in millions, except per-share amounts)

Shares of the Company's common stock are listed on the New York Stock Exchange, its principal market, and trade in U.S. dollars under the symbol "AA." Alcoa Corporation CHESS Depositary Interests (CDIs), each representing one share of the Company's common stock, are listed on the Australian Stock Exchange and trade in Australian dollars under the symbol "AAI."

On October 14, 2021, Alcoa Corporation announced the initiation of a quarterly cash dividend program and the Board of Directors declared the first quarterly cash dividend of $0.10 per share of the Company's common stock, which was paid during the fourth quarter of 2021. Alcoa Corporation paid quarterly cash dividends of $0.10 per share in 2022, 2023, 2024, and 2025. Dividends on Alcoa Corporation stock are subject to authorization by the Company's Board of Directors. The Company intends to pay cash dividends on a quarterly basis; however, the payment, amount, and timing of dividends, if any, depends upon matters deemed relevant by the Company's Board of Directors, such as Alcoa Corporation's financial position, results of operations, cash flows, capital requirements, business condition, future prospects, any limitations imposed by law, credit agreements or senior securities, and other factors deemed relevant and appropriate. See Part II Item 7 of this Form 10-K in Management's Discussion and Analysis of Financial Condition and Results of Operations under caption Liquidity and Capital Resources – Financing Activities for more information.

As of February 20, 2026, there were approximately 6,700 holders of record of shares of the Company's common stock and approximately 35,500 holders of record of the Company's CDIs. Because many of Alcoa Corporation's shares and CDIs are held by brokers and other institutions on behalf of stockholders, the Company is unable to estimate the total number of stockholders represented by these holders.

Information required by Item 701 of Regulation S-K with respect to the Company's issuance of Alcoa Series A convertible preferred stock is included in the Company's Current Report on Form 8-K, filed with the SEC on August 1, 2024. In the fourth quarter 2025, all 4,041,989 issued and outstanding shares of Alcoa Series A convertible preferred stock were converted into 4,041,989 shares of common stock, and the associated preferred shares were retired and cancelled. On February 25, 2026, the Company filed a certificate of cancellation with the Secretary of State of the State of Delaware, thereby eliminating the Series A convertible preferred stock as a designated series and restoring the 10,000,000 previously designated shares to the status of authorized but unissued.

Stock Performance Graph

The following graph compares Alcoa Corporation's cumulative total stockholder return (i.e., stock price change plus reinvestment of dividends) with the cumulative total stockholder returns of (1) the Standard and Poor's (S&P) Metals & Mining Select Industry Index, and (2) the S&P MidCap 400® Index. This comparison was based on an initial investment of $100, including the reinvestment of any dividends, on December 31, 2020 through December 31, 2025.

The stock performance information included in this graph is based on historical results and is not necessarily indicative of future stock price performance.



Comparison of 5 Year Cumulative Total Return*
Among Alcoa Corporation, the S&P Metals & Mining Select Industry Index, and the S&P MidCap 400 Index

*$100 invested on 12/31/2020 in stock or index, including reinvestment of dividends.

December 31,	2020	2021	2022	2023	2024	2025
Alcoa Corporation	$ 100	$ 259	$ 199	$ 151	$ 169	$ 241
S&P Metals & Mining Select Industry Index	100	135	154	187	179	331
S&P MidCap 400 Index	100	125	108	126	144	155

Issuer Purchases of Equity Securities

Fourth Quarter 2025	Total Number of Shares Purchased	Weighted Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet be Purchased Under the Program[1]
October 1 to October 31	—	—	—	$ 500
November 1 to November 30	—	—	—	500
December 1 to December 31	—	—	—	500
Total	—	—	—	

[1] On July 20, 2022, Alcoa Corporation announced that its Board of Directors approved a common stock repurchase program under which the Company may purchase shares of its outstanding common stock up to an aggregate transactional value of $500, depending on the Company's continuing analysis of market, financial, and other factors (the July 2022 authorization).

As of the date of this report, the Company is currently authorized to repurchase up to a total of $500, in the aggregate, of its outstanding shares of common stock under the July 2022 authorization. Repurchases under this program may be made using a variety of methods, which may include open market purchases, privately negotiated transactions, or pursuant to a Rule 10b5-1 plan. This program may be suspended or discontinued at any time and does not have a predetermined expiration date. Alcoa Corporation intends to retire repurchased shares of common stock.

Item 6. [RESERVED]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

(dollars in millions, except per-share amounts, average realized prices, and average cost amounts; metric tons in thousands (kmt); dry metric tons in millions (mdmt))

Cautionary Statement on Forward-Looking Statements

This report contains statements that relate to future events and expectations and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as "aims," "ambition," "anticipates," "believes," "could," "develop," "endeavors," "estimates," "expects," "forecasts," "goal," "intends," "may," "outlook," "potential," "plans," "projects," "reach," "seeks," "sees," "should," "strive," "targets," "will," "working," "would," or other words of similar meaning. All statements by Alcoa Corporation that reflect expectations, assumptions or projections about the future, other than statements of historical fact, are forward-looking statements, including, without limitation, statements regarding forecasts concerning global demand growth for bauxite, alumina, and aluminum, and supply/demand balances; statements, projections or forecasts of future or targeted financial results, or operating performance (including our ability to execute on strategies related to environmental, social and governance matters); statements about strategies, outlook, and business and financial prospects (including related to production and shipments); and statements about capital allocation and return of capital. These statements reflect beliefs and assumptions that are based on Alcoa Corporation's perception of historical trends, current conditions, and expected future developments, as well as other factors that management believes are appropriate in the circumstances.

Forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and changes in circumstances that are difficult to predict. Although Alcoa Corporation believes that the expectations reflected in any forward-looking statements are based on reasonable assumptions, it can give no assurance that these expectations will be attained and it is possible that actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Such risks and uncertainties include, but are not limited to: (a) the impact of global economic conditions on the aluminum industry and aluminum end-use markets; (b) volatility and declines in aluminum and alumina demand and pricing, including global, regional, and product-specific prices, or significant changes in production costs which are linked to the London Metal Exchange (LME) or other commodities; (c) the disruption of market-driven balancing of global aluminum supply and demand by non-market forces; (d) competitive and complex conditions in global markets; (e) our ability to obtain, maintain, or renew permits or approvals necessary for our mining operations; (f) rising energy costs and interruptions or uncertainty in energy supplies; (g) unfavorable changes in the cost, quality, or availability of raw materials or other key inputs, or by disruptions in the supply chain; (h) economic, political, and social conditions, including the impact of trade policies, tariffs, and adverse industry publicity; (i) legal proceedings, investigations, or changes in foreign and/or U.S. federal, state, or local laws, regulations, or policies; (j) changes in tax laws or exposure to additional tax liabilities; (k) climate change, climate change legislation or regulations, and efforts to reduce emissions and build operational resilience to extreme weather conditions; (l) disruptions in the global economy caused by ongoing regional conflicts; (m) fluctuations in foreign currency exchange rates and interest rates, inflation and other economic factors in the countries in which we operate; (n) global competition within and beyond the aluminum industry; (o) our ability to achieve our strategies or expectations relating to environmental, social, and governance considerations; (p) claims, costs, and liabilities related to health, safety and environmental laws, regulations, and other requirements in the jurisdictions in which we operate; (q) liabilities resulting from impoundment structures, which could impact the environment or cause exposure to hazardous substances or other damage; (r) dilution of the ownership position of the Company's stockholders, price volatility, and other impacts on the price of Alcoa common stock by the secondary listing of the Alcoa common stock on the Australian Securities Exchange; (s) our ability to obtain or maintain adequate insurance coverage; (t) our ability to execute on our strategy to reduce complexity and optimize our asset portfolio and to realize the anticipated benefits from announced plans, programs, initiatives relating to our portfolio, capital investments, and developing technologies; (u) our ability to integrate and achieve intended results from joint ventures, other strategic alliances, and strategic business transactions; (v) significant declines in the market value of our marketable securities; (w) our ability to fund capital expenditures; (x) deterioration in our credit profile or increases in interest rates; (y) impacts on our current and future operations due to our indebtedness and our ability to reduce indebtedness; (z) our ability to continue to return capital to our stockholders through the payment of cash dividends and/or the repurchase of our common stock; (aa) cyber attacks, security breaches, system failures, software or application vulnerabilities, or other cyber incidents; (bb) labor market conditions, union disputes and other employee relations issues; and (cc) the other risk factors discussed in Part I Item 1A of this Form 10-K and other reports filed by Alcoa Corporation with the SEC, including those described in this report.

We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Alcoa Corporation disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law. Neither Alcoa nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.

Overview

Our Business

Alcoa Corporation (Alcoa or the Company) is a vertically integrated aluminum company comprised of bauxite mining, alumina refining, aluminum production (smelting and casting), and energy generation. Aluminum is a commodity that is traded on the LME and priced daily. Additionally, alumina is subject to market pricing through the Alumina Price Index (API), which is calculated by the Company based on the weighted average of a prior month's daily spot prices published by the following three indices: CRU Metallurgical Grade Alumina Price, Platts Metals Daily Alumina PAX Price, and FastMarkets Metal Bulletin Non-Ferrous Metals Alumina Index. As a result, the prices of both aluminum and alumina are subject to significant volatility and, therefore, influence the operating results of Alcoa.

Through direct and indirect ownership, Alcoa Corporation has 25 operating locations in eight countries around the world, situated primarily in Australia, Brazil, Canada, Iceland, Norway, Spain, and the United States. Governmental policies, laws and regulations, and other economic factors, including inflation and fluctuations in foreign currency exchange rates and interest rates, affect the results of operations in these countries.

Business Update

During 2025, average alumina prices decreased by 11 percent and average aluminum prices increased 9 percent compared with 2024. After reaching an all-time high in the fourth quarter of 2024 primarily due to supply disruptions, alumina prices decreased largely in response to refinery expansions primarily in China and Indonesia. Aluminum prices were supported by strong market fundamentals and macroeconomic trends, including historically low inventory levels and rising demand. In addition, the average Midwest premium increased 211 percent year over year, largely reflecting U.S. Section 232 tariffs on aluminum imports from Canada, which increased from 25 percent on March 12, 2025 to 50 percent on June 4, 2025. Prior to March 12, 2025, the Section 232 tariff was 10 percent and Canadian metal imported into the U.S. was exempt. At recent Midwest premium pricing, tariff costs on U.S. imports of aluminum from Canada are fully covered by the Midwest premium. Energy costs declined primarily due to higher pricing at the Brazil hydro-electric facilities and carbon dioxide compensation within the Aluminum segment, while raw material costs increased primarily due to higher caustic soda prices in the Alumina segment.

The Company delivered strong operational performance in 2025. Five aluminum smelters and one alumina refinery set annual production records. Notably, the Deschambault (Canada) smelter achieved its sixteenth consecutive year of increased production, while the Mosjøen (Norway) smelter achieved its eighth consecutive year of record performance.

Alcoa continued to advance its operational, strategic, and capital allocation priorities during 2025. In March 2025, Alcoa and Trento Equity Holdings, S.L.U. (Trento EQT), formerly known as IGNIS Equity Holdings, SL, entered into a joint venture agreement to support the continued operation of the San Ciprián (Spain) complex. Following the formation of the joint venture, Alcoa resumed the restart of the San Ciprián smelter which had been operating at approximately 6 percent of total pot capacity since March 2024. As of December 31, 2025, the smelter was operating at approximately 65 percent of its annual capacity of 228 kmt, with full restart expected by mid-2026.

In April 2025, the Administrative Review Tribunal of Australia (ART) issued its decision on disputed tax liabilities included within the Notices of Assessment issued by the Australian Taxation Office (ATO) in July 2020 and related to transfer pricing of certain historic third-party alumina sales. The ART decided that no additional tax is owed, consistent with Alcoa's long-held position. This matter, with claims totaling more than $800 in tax, interest, and penalties, is now closed in Alcoa's favor.

In July 2025, Alcoa completed the sale of its full ownership interest of 25.1% in the Saudi Arabia joint venture, to Saudi Arabian Mining Company (Ma'aden) in exchange for total consideration of $1,350, comprised of 85,977,547 shares of Ma'aden (valued at SAR 52.35 per share at closing, or $1,200) and $150 in cash (related to taxes and transaction costs). The sale generated significant value to Alcoa from a non-core asset and is expected to provide Alcoa with enhanced financial flexibility when monetized in the future.

In September 2025, Alcoa announced the permanent closure of the Kwinana (Australia) refinery, which had been fully curtailed since June 2024. The decision to permanently close the refinery allows the Company to progress site remediation efforts, enabling the sale or redevelopment of the land in the future. The projected future proceeds are expected to cover the majority of the remediation costs.

During 2025, the Company strengthened its balance sheet by reducing total debt by $147 and completing the realignment of debt toward Australian operating assets that require significant capital investment for mine relocations and residue storage projects in the coming years. As a result of this debt reduction and a strong cash position, the Company met the high end of its adjusted net debt target as of December 31, 2025.

Australia Mine Approvals

In February 2026, Alcoa of Australia agreed with the Australian federal government to further modernize the approvals framework for its Western Australian mining activities under Australia's federal Environment Protection and Biodiversity Conservation Act (EPBC Act).

Alcoa had previously initiated an approvals modernization process in 2020 with the referral of its next major mine regions (Myara North and Holyoake) under both Western Australian (WA) state and Australian federal environmental legislation. Managed by the Western Australian Environmental Protection Agency (WA EPA), that assessment is ongoing and is not impacted by the agreement reached in February 2026.

In 2023, the WA EPA also commenced an environmental assessment of the rolling five-year mine plan (2023-2027) at the Huntly and Willowdale mines under state environmental law, while the WA government granted an exemption that allows Alcoa to continue its mining operations while the assessment is undertaken. That assessment is also ongoing and is not impacted by the agreement reached in February 2026.

Federal Strategic Assessment

In February 2026, Alcoa agreed with the Australian federal government to undertake a strategic assessment for all current and potential future mine areas (excluding Myara North and Holyoake) through the term of its existing mine lease ending in 2045 under the EPBC Act. The holistic assessment of potential impacts to significant flora and fauna will provide stakeholders with increased clarity about the long-term sustainable future of mining activities. The Australian federal government granted Alcoa a national interest exemption that allows Alcoa to continue its mining operations at the Huntly and Willowdale mines for 18 months while the strategic assessment is completed. The Company is committed to working collaboratively with the Australian federal government to complete the strategic assessment by August 2027.

In addition, Alcoa entered into two enforceable undertakings with the Department of Climate Change, Energy, the Environment and Water (DCCEEW), related to mining activities for the period from 2019 to 2025 at the Huntly mine. Under the terms of the enforceable undertakings, Alcoa is required to provide a total of $36 (A$55) for investments in environmental offsets to counterbalance impacts caused by mine development and the funding of various conservation programs. A charge of $27 (A$40) was included in Cost of goods sold on the Statement of Consolidated Operations for the year ended December 31, 2025 to increase existing environmental reserves for this matter which is now fully accrued. Associated cash outlays are expected in 2026.

The Company believed its harvesting and clearing activities at the Huntly mine were permitted under previously established provisions of the EPBC Act, which were amended in November 2025.

Myara North and Holyoake and Rolling Mine Plan Approvals

During 2025, the Company continued to advance mine approvals for its next major mine regions (Myara North and Holyoake) and the rolling five-year mine plan (2023-2027) referred to the WA EPA in 2023 by a third party. Alcoa completed a comprehensive review of comments received during the 12-week public comment period which opened in May 2025, and submitted to the WA EPA responses to comments received from government entities in January 2026. The Company is committed to continuing to work collaboratively with stakeholders to achieve Ministerial decisions by the end of 2026, and anticipates mining in new major mine regions will commence no earlier than 2029. Until then, the Company expects bauxite quality will remain similar to recent grades.

Saudi Arabia Joint Venture

On July 1, 2025, Alcoa completed the sale of its full ownership interest of 25.1% in the Saudi Arabia joint venture, comprised of the Ma'aden Bauxite and Alumina Company (MBAC) and the Ma'aden Aluminium Company (MAC), to Ma'aden in exchange for total consideration of $1,350, comprised of 85,977,547 shares of Ma'aden (valued at SAR 52.35 per share at closing, or $1,200) and $150 in cash (related to taxes and transaction costs). The Company recorded a gain of $786, net of $18 in transaction costs, in Other (income) expenses, net on the Statement of Consolidated Operations in the third quarter of 2025.

Subsequent to July 1, 2025, the fair value of the shares is based on the unadjusted quoted price on the Saudi Exchange (Tadawul). For the year ended December 31, 2025, the Company recorded a mark-to-market gain of $197 in Other (income) expenses, net on the Statement of Consolidated Operations related to changes in fair value of the shares.

At December 31, 2025, the shares of Ma'aden were valued at SAR 60.95 per share, or $1,397.

San Ciprián Operations

Following the formation of the joint venture with Trento EQT on March 31, 2025 (described below), Alcoa resumed the restart of the San Ciprián smelter that had been operating approximately 6 percent of total pot capacity since March 2024. The restart was paused in April 2025 following a widespread power outage across Spain and resumed in July 2025. The smelter was operating at approximately 65 percent of its total annual capacity of 228 kmt as of December 31, 2025, and the Company expects that the restart will be completed by mid-2026.

On March 31, 2025, Alcoa and Trento EQT entered into a joint venture agreement (the Agreement) whereby Alcoa owns 75% and continues as the managing operator and Trento EQT owns 25% of the San Ciprián operations. Under the terms of the Agreement, Alcoa and Trento EQT contributed $81 (€75) and $27 (€25), respectively, to form the joint venture. Subsequent to formation of the joint venture on March 31, 2025, an additional $89 (€76) was funded for operations by Alcoa with a priority position in future cash returns. Further funding requires agreement by both partners, and to maintain their respective ownership in the joint venture, equity funding would be shared 75% by Alcoa and 25% by Trento EQT. In December 2025, Alcoa provided a mandatory convertible note of $153 (€130) to the joint venture that will convert to equity on or before September 1, 2026.

The formation of the joint venture was accounted for as an equity transaction where Trento EQT's noncontrolling interest was reflected as a decrease to Additional capital on the accompanying Consolidated Balance Sheet. The Agreement also provides Trento EQT a put option whereby Trento EQT can require Alcoa Corporation to purchase from Trento EQT its 25% interest at the then fair market value upon certain change in control provisions. Alcoa classified the Noncontrolling interest within Mezzanine equity on the Consolidated Balance Sheet, as Trento EQT's redemption of the put option is not solely within the Company's control. Net loss attributable to noncontrolling interest was $38 for the year ended December 31, 2025.

Debt Actions

In March 2025, Alumina Pty Ltd, a wholly-owned subsidiary of Alcoa Corporation, completed Rule 144A (U.S. Securities Act of 1933, as amended) debt issuances of $500 aggregate principal amount of 6.125% Senior Notes due 2030 (the 2030 Notes) and $500 aggregate principal amount of 6.375% Senior Notes due 2032 (the 2032 Notes, and, collectively with the 2030 Notes, the Notes). The net proceeds of these issuances were $985, reflecting a discount to the initial purchasers of the Notes as well as issuance costs. The Company utilized certain proceeds of these transactions to fund contributions to Alcoa Nederland Holding B.V. (ANHBV), a wholly-owned subsidiary of Alcoa Corporation and the issuer of the $750 aggregate principal amount of 5.500% Notes due 2027 (the 2027 Notes) and $500 aggregate principal amount of 6.125% Notes due 2028 (the 2028 Notes). These contributions were funded through a series of intercompany transactions, including the repayment of intercompany indebtedness and the issuance of intercompany dividends. ANHBV used such funds, along with cash on hand, to fund the purchase price pursuant to the cash tender offers announced and settled in March 2025, including premiums and transaction costs. The net proceeds also supported Alcoa's general corporate purposes.

In March 2025, ANHBV announced and settled cash tender offers which resulted in the tender and acceptance of $609 of the $750 aggregate principal amount of the 2027 Notes and $281 of the $500 aggregate principal amount of the 2028 Notes for purchase. The issuance of the 2030 Notes and 2032 Notes and the cash tender of the 2027 Notes and the 2028 Notes were determined to be issuances of new debt and extinguishments of existing debt. As a result, the Company incurred $12 of debt settlement expenses in the first quarter of 2025 in Interest expense, which was comprised of the settlement premiums, transaction costs, and the write-off of unamortized discounts and deferred financing costs.

In December 2025, ANHBV redeemed the remaining $141 aggregate principal amount of the 2027 Notes at a redemption price equal to 100 percent of the principal amount, plus accrued and unpaid interest. As a result, the Company recorded a loss of $1 on the extinguishment of debt in the fourth quarter of 2025 in Interest expense, which was comprised of the write-off of unamortized discounts and deferred financing costs. The redemption was funded using cash on hand.

During 2025, the Company also fully repaid $74 drawn under an existing term loan and cancelled the agreement and reduced short-term borrowings related to inventory repurchase agreements by $41.

Australia Tax Decision

On April 30, 2025, the ART issued its decision related to the proceedings Alcoa of Australia Limited (AofA) filed against the ATO in April 2022 to contest the Notices of Assessment issued by the ATO in July 2020 related to transfer pricing of certain historic third-party alumina sales. The ART decided that no additional tax is owed, consistent with Alcoa's long-held position related to this matter.

In accordance with the ATO's dispute resolution practices, AofA paid 50 percent of the assessed income tax amount exclusive of interest and any penalties, or $74 (A$107), during the third quarter 2020. Interest on the unpaid tax was accrued through the decision date, which, along with the initial interest assessment, was deductible against taxable income by AofA. AofA applied this deduction beginning in the third quarter of 2020 through the decision date, resulting in reductions in cash tax payments.

The ATO did not appeal the ART's decision, and the disputed tax claims (and additional related interest and penalties) were withdrawn. The related prepaid tax asset and interest of $78 (A$120) were refunded to AofA in July 2025, and accrued cash taxes of $225 (A$346) related to the interest deductions were reclassified to Taxes, including income taxes in June 2025 as these amounts are payable by AofA by June 1, 2026. The net cash impact of both the refunded amount and the accrued cash taxes is approximately $152 (A$226). This matter is now closed in Alcoa's favor.

U.S. Section 232 Tariffs

On March 12, 2025, the U.S. government imposed a 25 percent tariff on certain aluminum imports from Canada under Section 232 of the Trade Expansion Act of 1962 (Section 232) which increased to a 50 percent tariff on June 4, 2025. Prior to March 12, 2025, the Section 232 tariff was 10 percent, and Canadian metal imported into the U.S. was exempt. At recent Midwest premium pricing, tariff costs on U.S. imports of aluminum from Canada are fully covered by the Midwest premium.

Other Matters

Management performed a quantitative assessment for the Alumina reporting unit in the fourth quarter of 2025. As a result of the assessment, the Company recorded a charge of $144 in Impairment of goodwill on the Statement of Consolidated Operations for the year ended December 31, 2025, reducing the amount of goodwill for the Alumina reporting unit to zero.

The goodwill impairment was primarily a result of declining alumina prices, increased capital expenditures primarily related to mine moves and mine reclamation in Australia, and an increase in the discount rate. Following a peak in the fourth quarter of 2024 primarily due to supply disruptions, alumina prices decreased in the first quarter of 2025 and declined further in the fourth quarter of 2025 driven by a global supply surplus, largely due to refinery expansions in China and Indonesia.

In November 2025, a new three-year collective bargaining agreement was ratified with the Australian Workers Union (AWU) representing approximately 400 hourly employees at the Portland, Australia smelter.

In September 2025, a new four-year collective bargaining agreement was ratified with the Starfsgreinafélag Islands (AFL) and the Rafiðnaðarsamband Íslands (RSÍ) representing approximately 400 hourly employees at the Fjarðaál, Iceland smelter.

The Company is actively negotiating three collective bargaining agreements with le Syndicat des Métallos (FTQ) representing about 1,000 employees at the Bécancour (ABI) smelter in Québec, Canada that expired on July 19, 2025. While negotiations continue, the conditions and benefits of the current agreements at ABI remain in effect.

Additionally, the collective bargaining agreement with workers unions representing approximately 800 employees at the San Ciprián refinery and smelter in Spain expired on December 31, 2025. Negotiations for a new agreement will commence in 2026, and the conditions and benefits of the current agreement at San Ciprián remain in effect.

The Company paid a quarterly cash dividend of $0.10 per share of the Company's common stock (including common stock underlying CDIs) and Series A convertible preferred stock during 2025, totaling $105.

See the below sections for additional details on the above-described actions.

Basis of Presentation

The Consolidated Financial Statements of Alcoa Corporation are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). In accordance with GAAP, certain situations require management to make estimates based on judgments and assumptions, which may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They also may affect the reported amounts of revenues and expenses during the reporting periods. Management uses historical experience and all available information to make these estimates. Management regularly evaluates the judgments and assumptions used in its estimates, and results could differ from those estimates upon future events and their effects or new information.

Results of Operations

The discussion that follows includes a comparison of our results of operations and liquidity and capital resources for the fiscal years ended December 31, 2025 and 2024. For a comparison of changes for the fiscal years ended December 31, 2024 and 2023, refer to Management's Discussion and Analysis of Financial Condition and Results of Operation in Part II Item 7 of Alcoa Corporation's Annual Report on Form 10-K for the year ended December 31, 2024 (filed February 20, 2025).

	For the year ended December 31,			
Statement of Operations	**2025**		**2024**	
Sales	$	12,831	$	11,895
Cost of goods sold (exclusive of expenses below)		10,658		10,044
Selling, general administrative, and other expenses		299		275
Research and development expenses		24		57
Provision for depreciation, depletion, and amortization		623		642
Impairment of goodwill		144		—
Restructuring and other charges, net		918		341
Interest expense		158		156
Other (income) expenses, net		(1,057)		91
Total costs and expenses		11,767		11,606
Income before income taxes		1,064		289
(Benefit from) provision for income taxes		(55)		265
Net income		1,119		24
Less: Net loss attributable to noncontrolling interest		(38)		(36)
Net income attributable to Alcoa Corporation	$	1,157	$	60

Selected Financial Metrics	**2025**		**2024**	
Diluted income per share attributable to Alcoa Corporation common shareholders	$	4.37	$	0.26
Third-party shipments of alumina (kmt)		8,829		9,005
Third-party shipments of aluminum (kmt)		2,522		2,590
Average realized price per metric ton of alumina	$	415	$	472
Average realized price per metric ton of aluminum	$	3,376	$	2,841
Average Alumina Price Index (API)[1]	$	420	$	471
Average London Metal Exchange (LME) 15-day lag[2]	$	2,614	$	2,409

[1] API (Alumina Price Index) is a pricing mechanism that is calculated by the Company based on the weighted average of a prior month's daily spot prices published by the following three indices: CRU Metallurgical Grade Alumina Price; Platts Metals Daily Alumina PAX Price; and FastMarkets Metal Bulletin Non-Ferrous Metals Alumina Index.

[2] LME (London Metal Exchange) is a globally recognized exchange for commodity trading, including aluminum. The LME pricing component represents the underlying base metal component, based on quoted prices for aluminum on the exchange.

Overview

Net income attributable to Alcoa Corporation increased $1,097 primarily as a result of:
- Higher aluminum prices
- Gain on sale of interest in the Saudi Arabia joint venture
- Lower taxes
- Favorable mark-to-market results on the Ma'aden shares
- Higher volumes and price from bauxite offtake and supply agreements
- Favorable currency impacts

Partially offset by:
- Higher restructuring charges
- Tariffs on U.S. imports of aluminum from Canada
- Lower alumina prices
- Impairment of goodwill associated with a 1994 acquisition in the Alumina segment

Sales

Sales increased $936 primarily as a result of:
- Higher average realized price of aluminum
- Higher volumes and price from bauxite offtake and supply agreements

Partially offset by:
- Lower average realized price of alumina
- Lower shipments of aluminum due to the absence of volumes from a joint venture supply agreement

Cost of goods sold

Cost of goods sold as a percentage of sales decreased 1 percent primarily as a result of:
- Higher aluminum prices
- Higher volumes and price from bauxite offtake and supply agreements

Partially offset by:
- Tariffs on U.S. imports of aluminum from Canada
- Lower alumina prices

Selling, general administrative, and other expenses

Selling, general administrative, and other expenses increased $24 primarily as a result of:
- Increased fees for professional services, increased information technology services, and higher labor costs

Provision for depreciation, depletion, and amortization

The Provision for depreciation, depletion, and amortization decreased $19 primarily as a result of:
- Lower depreciation in Brazil for mine reclamation and bauxite residue storage asset retirement obligations
- Favorable currency impacts
- Lower depreciation expense related to the Kwinana refinery closure

Partially offset by:
- Write offs of assets for projects no longer being pursued

Interest expense

Interest expense increased $2 primarily as a result of:
- Interest on $500 6.125% Senior Notes due 2030 and $500 6.375% Senior Notes due 2032 issued in March 2025
- Interest on $750 7.125% Senior Notes due 2031 issued in March 2024
- Interest on unfavorable value added tax assessments in Brazil

Partially offset by:
- Absence of interest partially offset by debt settlement expenses for the portion of the 2027 Notes and the 2028 Notes extinguished in March 2025
- Correction to capitalized interest primarily related to certain capital expenditures in Europe associated with prior periods
- Absence of interest on the Alumina Limited revolving credit facility that was assumed on August 1, 2024, until Alcoa repaid outstanding amounts under the facility in November 2024

Other (income) expenses, net

Other (income) expenses, net was ($1,057) in 2025 compared with $91 in 2024. The favorable change of $1,148 was primarily a result of:
- Gain on sale of interest in the Saudi Arabia joint venture
- Favorable mark-to-market change on the Ma'aden shares subsequent to July 1, 2025
- Favorable currency revaluation impacts primarily due to the absence of losses recognized in the prior year due to the U.S. dollar strengthening against the Brazilian real
- Absence of costs related to site separation commitments associated with the Warrick Rolling Mill sale
- Favorable mark-to-market results on derivative instruments primarily due to changes in the euro foreign exchange rate partially offset by lower power prices in the current year
- Interest income on the refund owed to Alcoa from the ATO
- Absence of equity losses from MAC recognized in the prior year partially offset by equity losses from MAC through July 1, 2025

Partially offset by:
- Absence of equity income from MBAC recognized in the prior year partially offset by equity income from MBAC through July 1, 2025
- Higher ELYSIS capital contributions, increasing loss recognition

Impairment of goodwill

In the fourth quarter of 2025, Management performed its annual review of goodwill in the Alumina reporting unit. The estimated fair value of the Alumina reporting unit was less than its carrying value, and an impairment loss of $144 was recognized. There is no goodwill remaining for the Alumina reporting unit. The decline in the fair value was primarily driven by declining alumina prices, increased capital expenditures primarily related to mine moves and mine reclamation in Australia, and an increase in the discount rate.

In the fourth quarter of 2024, Management performed its annual review of goodwill in the Alumina reporting unit. The estimated fair value of the Alumina reporting unit was substantially in excess of its carrying value, resulting in no impairment.

Restructuring and other charges, net

In 2025, Restructuring and other charges, net of $918 primarily related to:
- $856 for the permanent closure of the previously curtailed Kwinana alumina refinery
- $39 to record additional asset retirement obligations and environmental remediation at previously closed sites
- $11 for certain employee obligations related to the February 2023 updated viability agreement for the San Ciprián aluminum smelter
- $10 for take-or-pay power contract costs at previously closed sites

Partially offset by:
- $2 of reversals related to lower costs for environmental remediation at a previously closed site

In 2024, Restructuring and other charges, net of $341 primarily related to:
- $287 for the curtailment of the Kwinana alumina refinery
- $40 to record additional asset retirement obligations and environmental remediation at previously closed sites
- $34 for take-or-pay power contract and contract termination costs at previously closed locations

Partially offset by:
- $20 of reversals related to lower costs for environmental remediation and asset retirement obligations at previously closed sites

(Benefit from) provision for income taxes

The Benefit from income taxes in 2025 was ($55) on income before taxes of $1,064 or (5.2 percent). In comparison, the 2024 Provision for income taxes was $265 on income before taxes of $289 or 91.7 percent.

The favorable change of $320 was primarily attributable to lower income in jurisdictions where taxes are paid and a tax benefit related to the restructuring charge for the Kwinana refinery closure, partially offset by tax expense on the gain on sale of interest in the Saudi Arabia joint venture and the favorable mark-to-market change on the Ma'aden shares.

Additionally, the tax benefit in 2025 included the full reversal of the valuation allowance recorded against the deferred tax assets of Alcoa World Alumina Brasil Ltda. (AWAB) of $133, partially offset by a tax charge of $30 to revalue the deferred tax assets of AWAB at the tax holiday rate. The tax benefit in 2025 also included the reversal of the valuation allowance of $119 recorded against the deferred tax assets on loss carryforwards of ANHBV, partially offset by a tax charge of $95 to record a reserve for uncertain tax positions.

Noncontrolling interest

Through August 1, 2024 when Alcoa completed the acquisition of Alumina Limited, Noncontrolling interest related to Alumina Limited's 40% ownership interest in the AWAC joint venture. Upon completion of the acquisition by Alcoa, Alumina Limited and, as a result, ownership in the AWAC joint venture, became wholly-owned by Alcoa Corporation.

On March 31, 2025, Alcoa and Trento EQT entered into a joint venture agreement. Alcoa owns 75% and continues as the managing operator and Trento EQT owns 25% of the San Ciprián operations. Alcoa began recognizing earnings attributable to Trento EQT's ownership interest within Noncontrolling interest in the second quarter of 2025.

Net loss attributable to noncontrolling interest of ($38) in 2025 reflects losses incurred at the San Ciprián smelter and refinery. Net loss attributable to noncontrolling interest of ($36) in 2024 was driven by restructuring costs partially offset by favorable average realized price of alumina.

Segment Information

Alcoa Corporation is a producer of bauxite, alumina, and aluminum products. The Company has two operating and reportable segments: (i) Alumina and (ii) Aluminum. The primary measure of performance is Adjusted EBITDA (Earnings before interest, taxes, depreciation, and amortization) for each segment.

The Company calculates Segment Adjusted EBITDA as Total sales (third-party and intersegment) minus the following items: Cost of goods sold; Selling, general administrative, and other expenses; and Research and development expenses. Alcoa Corporation's Segment Adjusted EBITDA may not be comparable to similarly titled measures of other companies. The Chief Operating Decision Maker regularly reviews Segment Adjusted EBITDA to assess performance and allocate resources.

Segment Adjusted EBITDA totaled $1,940 in 2025 and $2,065 in 2024. The following information provides production, shipments, sales, Segment Adjusted EBITDA, and Adjusted operating costs data for each reportable segment, as well as certain realized price and average cost data, for each of the two years in the period ended December 31, 2025.

Alumina

		2025		2024
Bauxite production (mdmt)		37.5		38.3
Third-party bauxite shipments (mdmt)		10.0		6.4
Alumina production (kmt)		9,640		10,034
Third-party alumina shipments (kmt)		8,829		9,005
Intersegment alumina shipments (kmt)		4,471		4,194
Produced alumina shipments (kmt)		9,662		10,050
Third-party bauxite sales	$	737	$	381
Third-party alumina sales		3,710		4,281
Total segment third-party sales	$	4,447	$	4,662
Intersegment alumina sales		2,110		2,263
Total sales	$	6,557	$	6,925
Adjusted operating costs		3,061		3,110
Other segment items		2,614		2,407
Segment Adjusted EBITDA	$	882	$	1,408
Average realized third-party price per metric ton of alumina	$	415	$	472
Adjusted operating cost per metric ton of produced alumina shipped	$	317	$	309

In the above table, total alumina shipments include metric tons that were not produced by the Alumina segment. Such alumina was purchased to satisfy certain customer commitments. The Alumina segment bears the risk of loss of the purchased alumina until control of the product has been transferred to this segment's customers.

Adjusted operating costs include all production related costs for alumina produced and shipped: raw materials consumed; conversion costs, such as labor, materials, and utilities; and plant administrative expenses. Other segment items include costs associated with trading activity, the purchase of bauxite from offtake or other supply agreements, and commercial shipping services; other direct and non-production related charges; Selling, general administrative, and other expenses; and Research and development expenses.

Overview. This segment represents the Company's global bauxite mining operations and worldwide refining system, which processes bauxite into alumina.

A portion of this segment's bauxite production represents the offtake from an equity method investment in Guinea, as well as Alcoa's share of bauxite production related to an equity investment in Saudi Arabia (prior to the sale of Alcoa's interest in the Saudi Arabia joint venture in July 2025). Bauxite mined is primarily used internally within the Alumina segment; a portion of the bauxite is sold to external customers. Bauxite sales to third-parties are conducted on a contract basis.

The alumina produced by this segment is sold primarily to internal and external aluminum smelter customers; a portion of the alumina is sold to external customers who process it into industrial chemical products. Approximately two-thirds of the production of alumina is sold under supply contracts to third parties worldwide, while the remainder is used internally by the Aluminum segment. Alumina produced by this segment and used internally is transferred to the Aluminum segment at prevailing market prices. A portion of this segment's third-party sales are completed through alumina traders.

Generally, this segment's sales are transacted in U.S. dollars while costs and expenses are transacted in the local currency of the respective operations, which are the Australian dollar, the Brazilian real, and the euro.

This segment also included Alcoa's 25.1% ownership interest in a mining and refining joint venture company in Saudi Arabia prior to the sale of Alcoa's interest on July 1, 2025 (see Saudi Arabia Joint Venture above).

<u>Business Update.</u> The average API of $420 per metric ton trended unfavorably compared to 2024 reflecting an 11 percent year over year decrease. The majority of third-party alumina sales are linked to the API, and the unfavorable price trend impacted the segment's results.

During 2025, the Alumina segment also experienced charges related to asset retirement obligations, primarily at the Poços de Caldas (Brazil) refinery, and unfavorable raw material costs and higher production costs compared to 2024, partially offset by higher volumes and price from bauxite offtake and supply agreements.

Alumina production decreased 4 percent in 2025 compared to 2024 primarily due to the full curtailment of the Kwinana refinery in the second quarter of 2024.

Kwinana Refinery

In September 2025, Alcoa announced the permanent closure of the Kwinana alumina refinery, which had been fully curtailed since June 2024. The Kwinana refinery had approximately 220 employees at the time of the closure announcement and this number was reduced to approximately 190 employees as of December 31, 2025, including approximately 10 employees that were redeployed to other Alcoa operations. The number of employees will be further reduced during 2026 as the closure progresses, and certain employees will remain beyond 2026 to prepare the site for future redevelopment.

In 2025, the Company recorded charges of $856 in Restructuring and other charges, net, including $430 to establish reserves for asset retirement obligations and environmental remediation, $265 to impair fixed assets, $75 to write-off the remaining net book value of other assets, and $86 to accrue for other costs. Additionally, a charge of $39 was recorded to Cost of goods sold to write down remaining inventories to net realizable value. Associated severance costs were previously recorded in 2024.

Cash outlays (which includes existing reserves for asset retirement obligations, other costs, environmental remediation and employee related liabilities) related to the full curtailment and closure of the Kwinana refinery were $212 in 2025. Additional cash outlays of approximately $525 are expected through 2031 with approximately $120 to be spent in 2026.

Other Matters

In February 2026, Alcoa agreed with the Australian federal government to undertake a strategic assessment for all current and potential future mine areas (excluding Myara North and Holyoake) through the term of its existing mine lease ending in 2045 under the EPBC Act. The Australian federal government granted Alcoa a national interest exemption that allows Alcoa to continue its mining operations at the Huntly and Willowdale mines for 18 months while the strategic assessment is completed. In addition, Alcoa entered into two enforceable undertakings with the DCCEEW, related to mining activities for the period from 2019 to 2025 at the Huntly mine. Under the terms of the enforceable undertakings, Alcoa is required to provide a total of $36 (A$55) for investments in environmental offsets to counterbalance impacts caused by mine development and the funding of various conservation programs. A charge of $27 (A$40) was included in Cost of goods sold to increase existing environmental reserves for this matter which is now fully accrued. Associated cash outlays are expected in 2026.

In September 2025, the Company recorded a charge of $42 to Cost of goods sold related to a change in closure estimates for non-operating bauxite residue areas at the Poços de Caldas refinery to comply with impoundment stability regulations in the region. Improvements to comply with the regulations are required to be completed between October 2026 and November 2029.

On July 1, 2025, Alcoa completed the sale of its full ownership interest of 25.1% in the Saudi Arabia joint venture, which includes the Ma'aden Bauxite and Alumina Company (see Saudi Arabia Joint Venture above).

On March 31, 2025, Alcoa and Trento EQT entered into a joint venture agreement, which includes the San Ciprián refinery (see San Ciprián Operations above).

<u>Capacity.</u> At December 31, 2025, the Alumina segment had a base capacity of 11,653 kmt with 1,014 kmt of curtailed refining capacity. In the third quarter of 2025, base capacity and curtailed capacity decreased 2,190 kmt due to the closure of the Kwinana refinery (see above).

Production

Alumina production decreased 4 percent primarily as a result of:
- Full curtailment of the Kwinana refinery in June 2024

Third-party sales

Third-party sales decreased $215 primarily as a result of:
- Lower average realized price of $57/ton principally driven by a lower average API
- Unfavorable currency impacts

Partially offset by:
- Higher volumes and price from bauxite offtake and supply agreements

Intersegment alumina sales

Intersegment alumina sales decreased $153 primarily as a result of:
- Lower average API on sales to the Aluminum segment

Partially offset by:
- Higher alumina shipments primarily due to the Alumar (Brazil) and San Ciprián smelter restarts

Segment Adjusted EBITDA

Segment Adjusted EBITDA decreased $526 primarily as a result of:
- Lower average realized price
- Charges related to increasing asset retirement obligations, primarily at the Poços de Caldas refinery
- Unfavorable raw material costs primarily on higher prices for caustic soda and lime
- Higher production costs primarily related to higher labor costs, partially offset by the absence of a write down of certain inventories to their net realizable value

Partially offset by:
- Higher volumes and price from bauxite offtake and supply agreements

Forward Look.

The Alumina segment is expected to produce between 9.7 to 9.9 million metric tons of alumina in 2026, an increase from 2025 due to productivity improvements. In 2026, alumina shipments are expected to be between 11.8 and 12.0 million metric tons. The difference between production and shipments, which decreased from 2025, reflects trading volumes and externally sourced alumina to fulfill customer contracts.

Further, in 2026, the Alumina segment expects lower sales from bauxite offtake and supply agreements.

Aluminum

		2025		2024
Aluminum production (kmt)		2,319		2,215
Total aluminum shipments (kmt)		2,522		2,590
Produced aluminum shipments (kmt)		2,349		2,277
Third-party aluminum sales	$	8,515	$	7,359
Other[1]		(156)		(129)
Total segment third-party sales	$	8,359	$	7,230
Intersegment sales		20		16
Total sales	$	8,379	$	7,246
Adjusted operating costs		6,107		5,488
Other segment items		1,214		1,101
Segment Adjusted EBITDA	$	1,058	$	657
Average realized third-party price per metric ton of aluminum	$	3,376	$	2,841
Adjusted operating cost per metric ton of produced aluminum shipped	$	2,600	$	2,410

[1] Other includes third-party sales of energy, as well as realized gains and losses related to embedded derivative instruments designated as cash flow hedges of forward sales of aluminum.

In the above table, total aluminum third-party shipments include metric tons that were not produced by the Aluminum segment. Such aluminum was purchased by this segment to satisfy certain customer commitments. The Aluminum segment bears the risk of loss of the purchased aluminum until control of the product has been transferred to this segment's customers. Additionally, Total shipments include offtake from a joint venture supply agreement prior to its termination in the first quarter of 2025 (see below).

The average realized third-party price per metric ton of aluminum includes three elements: a) the underlying base metal component, based on quoted prices from the LME; b) the regional premium, which represents the incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (e.g., the Midwest premium for metal sold in the United States); and c) the product premium, which represents the incremental price for receiving physical metal in a particular shape (e.g., billet, slab, rod, etc.) or alloy.

Adjusted operating costs include all production related costs for aluminum produced and shipped: raw materials consumed; conversion costs, such as labor, materials, and utilities; and plant administrative expenses. Other segment items include costs associated with trading activity and energy assets; other direct and non-production related charges, including tariff costs; Selling, general administrative, and other expenses; and Research and development expenses.

Overview. This segment consists of the Company's (i) worldwide smelting and casthouse system, which processes alumina into primary aluminum, and the (ii) portfolio of energy assets in Brazil, Canada, and the United States.

Aluminum's combined smelting and casting operations produce primary aluminum products, virtually all of which are sold to external customers and traders. The smelting operations produce molten primary aluminum, which is then formed by the casting operations into either commodity grade ingot (e.g., t-bar, sow, standard ingot) or into value add ingot products (e.g., foundry, billet, rod, and slab). A variety of external customers purchase the primary aluminum products for use in fabrication operations, which produce products primarily for the transportation, building and construction, packaging, wire, and other industrial markets. Results from the sale of aluminum powder and scrap are also included in this segment, as well as the impacts of embedded aluminum derivatives related to power contracts.

The energy assets supply power to external customers in Brazil and the United States, as well as internal customers in the Aluminum segment (Warrick (Indiana) smelter and Baie-Comeau (Canada) smelter) and, to a lesser extent, the Alumina segment (Brazilian refineries).

Generally, this segment's aluminum sales are transacted in U.S. dollars while costs and expenses of this segment are transacted in the local currency of the respective operations, which are the Canadian dollar, U.S. dollar, the Icelandic króna, the Brazilian real, the Norwegian krone, the Australian dollar, and the euro.

This segment also included Alcoa Corporation's 25.1% ownership interest in a smelting joint venture company in Saudi Arabia prior to the sale of Alcoa's interest on July 1, 2025 (see Saudi Arabia Joint Venture above).

<u>Business Update.</u> Aluminum prices increased 9 percent year over year with LME prices on a 15-day lag averaging $2,614 per metric ton in 2025. Additionally, the average Midwest premium increased 211 percent year over year largely in response to the tariff on U.S. imports of aluminum from Canada, which were subject to a 25 percent tariff beginning March 12, 2025 until increasing to 50 percent on June 4, 2025 under U.S. Section 232. At recent Midwest premium pricing, tariff costs on U.S. imports of aluminum from Canada are fully covered by the Midwest premium.

During 2025, the Aluminum segment also experienced higher average alumina input costs (due to the consumption of alumina purchased in previous periods when prices were higher), partially offset by favorable energy impacts primarily due to higher pricing at the Brazil hydro-electric facilities and the recognition of carbon dioxide compensation.

Aluminum production increased 5 percent in 2025 compared to 2024 due to smelter restarts and continued strength in operational performance.

San Ciprián Smelter

On March 31, 2025, Alcoa and Trento EQT entered into a joint venture agreement, which includes the San Ciprián smelter (see San Ciprián Operations above). The joint venture agreement allowed for the planned restart of the San Ciprián smelter in 2025, a commitment included in the viability agreement reached with the workers' representatives of the San Ciprián smelter in December 2021 and subsequently updated in February 2023.

The restart of the San Ciprián smelter was paused in April 2025 following a widespread power outage across Spain and resumed in July 2025. The smelter was operating at approximately 65 percent of its total annual capacity of 228 kmt as of December 31, 2025 and the Company expects that the restart will be completed by mid-2026.

In connection with terms of the updated viability agreement, the Company had restricted cash of $75 remaining at December 31, 2025, available for capital improvements at the site and smelter restart costs. In the first quarter of 2025, $11 was released from restricted cash.

Energy

On October 22, 2025, Alcoa announced a long-term power contract with the New York Power Authority (NYPA) and a capital investment of approximately $60 in the facility's anode baking furnace to support future operations at the Massena smelter in New York.

During the second quarter of 2025, the Company entered into firming contracts and a power purchase agreement (PPA) to manage the variability and intermittency of renewable energy sources and reduce spot market exposure at the Mosjøen (Norway) smelter. The firming contracts convert certain pay-as-produced wind contracts into baseload power to eliminate volume risk. One of the firming contracts is a derivative and does not qualify for hedge accounting treatment. See Part II Item 8 of this Form 10-K in Note P to the Consolidated Financial Statements for additional information.

In 2024, the Norwegian government amended its carbon dioxide compensation scheme to include a condition for companies to implement emission reduction and energy efficiency measures corresponding to 40 percent of the compensation received (conditional compensation). During the second quarter of 2025, Alcoa received $34 (NOK 341) for conditional compensation and deferred the recognition of the conditional compensation in Other noncurrent liabilities and deferred credits. During the fourth quarter of 2025, the Company met the condition related to costs incurred in 2024 and 2025 and recorded a benefit of $25 (NOK 251) in Research and development expenses.

Additionally, in the fourth quarter of 2025, Alcoa recognized a reduction of $32 to Cost of goods sold related to carbon dioxide compensation in Spain that was received in 2022, as the 3-year operating requirement was met.

Additional Capacity Restarts

During 2025, the Company continued to progress the restart of the Alumar smelter, which was operating at approximately 91 percent of the site's total annual capacity of 268 kmt (Alcoa share) as of December 31, 2025.

In the second quarter of 2025, the Company began the restart of one potline (31 kmt) at the Lista (Norway) smelter that was curtailed in August 2022. The site was operating at approximately 92 percent of the site's total annual capacity of 95 kmt as of December 31, 2025.

On July 1, 2025, Alcoa completed the sale of its full ownership interest of 25.1% in the Saudi Arabia joint venture, which includes the Ma'aden Aluminium Company (see Saudi Arabia Joint Venture above). In accordance with the transaction, the metal offtake agreement with Ma'aden was terminated in the first quarter of 2025.

Capacity. At December 31, 2025, the Aluminum segment had 196 kmt of idle smelting capacity on a base capacity of 2,645 kmt, a decrease from 2024 of 178 kmt in idle capacity primarily due to the San Ciprián, Lista, and Alumar smelter restarts (see above).


Annual Comparison


Production

Production increased 5 percent primarily as a result of:
- Alumar smelter, San Ciprián smelter, and Lista smelter restarts

Third-party sales

Third-party sales increased $1,129 primarily as a result of:
- Higher average realized price of $535/ton driven by higher regional premiums, particularly the Midwest premium (United States and Canada) which rose by an average of 211 percent, and a higher average LME (on a 15-day lag)
- Higher pricing at the Brazil hydro-electric facilities

Partially offset by:
- Lower shipments primarily due to the absence of volumes from a joint venture supply agreement

Segment Adjusted EBITDA

Segment Adjusted EBITDA increased $401 primarily as a result of:
- Higher average realized price
- Recognition of carbon dioxide compensation in Spain and in Norway
- Higher pricing at the Brazil hydro-electric facilities

Partially offset by:
- Tariffs on U.S. imports of aluminum from Canada, which were subject to a 50 percent tariff beginning on June 4, 2025 under U.S. Section 232
- Unfavorable raw material costs primarily on higher average alumina input costs

Forward Look. Alcoa expects aluminum production to range between 2.4 and 2.6 million metric tons and aluminum shipments to range between 2.6 and 2.8 million metric tons in 2026.

Additionally, the Company engages in trading activity when market conditions and other factors are favorable. Availability of trading opportunities in 2026 may impact the Company's shipment projection.

The Aluminum segment expects increases related to the full year impact of tariffs on Midwest premium revenue and tariff costs on U.S. imports of aluminum from Canada, which were subject to a 25 percent tariff beginning on March 12, 2025 until increasing to 50 percent on June 4, 2025 under U.S. Section 232. Further in 2026, the Aluminum segment expects higher production costs associated with the restart of the San Ciprián smelter.

Reconciliations of Certain Segment Information

Reconciliation of Total Segment Third-Party Sales to Consolidated Sales

	2025	2024
Alumina	$ 4,447	$ 4,662
Aluminum	8,359	7,230
Total segment third-party sales	$ 12,806	$ 11,892
Other	25	3
Consolidated sales	$ 12,831	$ 11,895

Reconciliation of Total Segment Adjusted EBITDA to Consolidated Net Income Attributable to Alcoa Corporation

	2025	2024
Total Segment Adjusted EBITDA	$ 1,940	$ 2,065
Unallocated amounts:		
Transformation[1]	(80)	(62)
Intersegment eliminations	252	(231)
Corporate expenses[2]	(150)	(160)
Provision for depreciation, depletion, and amortization	(623)	(642)
Impairment of goodwill	(144)	—
Restructuring and other charges, net	(918)	(341)
Interest expense	(158)	(156)
Other income (expenses), net	1,057	(91)
Other[3]	(112)	(93)
Consolidated income before income taxes	1,064	289
Benefit from (provision for) income taxes	55	(265)
Net loss attributable to noncontrolling interest	38	36
Consolidated net income attributable to Alcoa Corporation	$ 1,157	$ 60

[1] Transformation includes, among other items, the Adjusted EBITDA of previously closed operations.

[2] Corporate expenses are composed of general administrative and other expenses of operating the corporate headquarters and other global administrative facilities, as well as research and development expenses of the corporate technical center.

[3] Other includes certain items that are not included in the Adjusted EBITDA of the reportable segments.

Environmental Matters

See Part II Item 8 of this Form 10-K in Note S to the Consolidated Financial Statements under caption Contingencies—Environmental Matters.

Liquidity and Capital Resources

Alcoa Corporation's primary future cash flows are centered on operating activities, particularly working capital, as well as capital expenditures and capital returns. Alcoa's ability to fund its cash needs depends on the Company's ongoing ability to generate and raise cash in the future.

In 2025, the Company generated higher profitability due to higher prices for aluminum and the gain on sale of interest in the Saudi Arabia joint venture, partially offset by higher restructuring charges and tariffs on U.S. imports of aluminum from Canada. The strong financial results allowed the Company to reduce debt and maintain a strong balance sheet, including a strong cash position. During the year, the Company successfully completed the following actions:

- Closed the sale of interest in the Saudi Arabia joint venture for total consideration of $1,350, comprised of 85,977,547 shares of Ma'aden (valued at SAR 52.35 per share at closing, or $1,200) and $150 in cash (related to taxes and transaction costs);

- Completed debt actions, including:
    - Issued $500 of 6.125% Senior Notes due 2030 and $500 of 6.375% Senior Notes due 2032 in Australia;
    - Settled $609 of tendered 5.500% Senior Notes due 2027 and redeemed remaining $141;
    - Settled $281 of tendered 6.125% Senior Notes due 2028; and,
    - Fully repaid $74 drawn under an existing term loan and cancelled the agreement;

- Funded $618 in capital expenditures to sustain and grow our operations; and,

- Returned capital to stockholders of $105. In each quarter of 2025, the Board of Directors declared and paid a quarterly cash dividend of $0.10 per share of the Company's stock.

Management believes that the Company's cash on hand, projected cash flows, and liquidity options, combined with its strategic actions, will be adequate to fund its short-term (at least 12 months) and long-term operating and investing needs. Further, the Company has flexibility related to its use of cash; the Company has a debt maturity of $219 on the 2028 Notes and no other significant debt maturities until 2029. Additionally, the Company has no significant cash contribution requirements related to its pension plan obligations (see Material Cash Requirements below for more information).

Although management believes that Alcoa's projected cash flows and other liquidity options will provide adequate resources to fund operating and investing needs, the Company's access to, and the availability of, financing on acceptable terms in the future will be affected by many factors, including: (i) Alcoa Corporation's credit rating; (ii) the liquidity of the overall capital markets; (iii) the current state of the economy and commodity markets, and (iv) short- and long-term debt ratings. There can be no assurances that the Company will continue to have access to capital markets on terms acceptable to Alcoa Corporation.

Changes in market conditions caused by U.S., global, or macroeconomic events, such as ongoing regional conflicts, high inflation, and changing U.S. or global monetary or trade policies could have adverse effects on Alcoa's ability to obtain additional financing and cost of borrowing. Inability to generate sufficient earnings could impact the Company's ability to meet the financial covenants in our outstanding debt and revolving credit facility agreements and limit our ability to access these sources of liquidity or refinance or renegotiate our outstanding debt or credit agreements on terms acceptable to the Company. Additionally, the impact on market conditions from such events could adversely affect the liquidity of Alcoa's customers, suppliers, and joint venture partners and equity method investments, which could negatively impact the collectability of outstanding receivables and our cash flows.

At December 31, 2025, the Company's cash and cash equivalents were $1,597, of which $1,449 was held by foreign subsidiaries. Alcoa Corporation has a number of commitments and obligations related to the Company's operations in various foreign jurisdictions, resulting in the need for cash outside the U.S. Alcoa Corporation continuously evaluates its local and global cash needs for future business operations, which may influence future repatriation decisions. See Part II Item 8 of this Form 10-K in Note Q to the Consolidated Financial Statements for additional information related to undistributed net earnings.

Cash from Operations

Cash provided from operations was $1,185 in 2025 compared with $622 in 2024. Notable changes to sources of cash included:

- $886 favorable change in net income, excluding the impacts from restructuring charges and the gain on sale of interest in the Saudi Arabia joint venture, primarily due to higher aluminum pricing, partially offset by tariffs on U.S. imports of aluminum from Canada; and,
- $329 in certain working capital accounts, primarily an increase in receivables in 2024 due to higher sales, partially offset by an increase in accounts payable in 2024 due to higher alumina trading payables.

On April 30, 2025, the ART issued its decision related to the proceedings AofA filed against the ATO in April 2022 to contest the Notices of Assessment issued by the ATO in July 2020 related to transfer pricing of certain historic third-party alumina sales. The ART decided that no additional tax is owed, consistent with Alcoa's long-held position related to this matter.

In accordance with the ATO's dispute resolution practices, AofA paid 50 percent of the assessed income tax amount exclusive of interest and any penalties, or $74 (A$107), during the third quarter 2020. Interest on the unpaid tax was accrued through the decision date, which, along with the initial interest assessment, was deductible against taxable income by AofA. AofA applied this deduction beginning in the third quarter of 2020 through the decision date, resulting in reductions in cash tax payments.

The ATO did not appeal the ART's decision, and the disputed tax claims (and additional related interest and penalties) were withdrawn. The related prepaid tax asset and interest of $78 (A$120) were refunded to AofA in July 2025, and accrued cash taxes of $225 (A$346) related to the interest deductions were reclassified to Taxes, including income taxes in June 2025 as these amounts are payable by AofA by June 1, 2026. The net cash impact of both the refunded amount and the accrued cash taxes is approximately $152 (A$226) through June 2026. This matter is now closed in Alcoa's favor. See Part II Item 8 of this Form 10-K in Note S to the Consolidated Financial Statements for additional information related to the tax dispute.

The Company utilizes a Receivables Purchase Agreement facility to sell up to $175 of certain receivables through a special purpose entity (SPE) to a financial institution on a revolving basis. Alcoa Corporation guarantees the performance obligations of the Company subsidiaries, and unsold customer receivables are pledged as collateral to the financial institution to secure the sold receivables. At December 31, 2025 and December 31, 2024, the SPE held unsold customer receivables of $486 and $247, respectively, pledged as collateral against the sold receivables.

The Company continues to service the customer receivables that were transferred to the financial institution. As Alcoa collects customer payments, the SPE transfers additional receivables to the financial institution rather than remitting cash. In 2025, the Company sold gross customer receivables of $910, and reinvested collections of $910 from previously sold receivables, resulting in no net cash remittance to or proceeds from the financial institution. In 2024, the Company sold gross customer receivables of $1,186, and reinvested collections of $1,170 from previously sold receivables, resulting in net cash proceeds from the financial institution of $16.

Cash collections from previously sold receivables yet to be reinvested of $69 and $50 were included in Accounts payable, trade on the Consolidated Balance Sheet as of December 31, 2025 and 2024, respectively. Cash received from sold receivables under the agreement are presented within operating activities in the Statement of Consolidated Cash Flows. See Part II Item 8 of this Form 10-K in Note I to the Consolidated Financial Statements for additional information related to this facility.

During the first and second quarters of 2025, Alcoa entered into financial contracts with multiple counterparties to mitigate financial risks associated with changes in aluminum prices, natural gas prices, electricity prices, and foreign currency exchange rates related to the San Ciprián operations. The aluminum, natural gas, and electricity financial contracts qualify for cash flow hedge accounting. The foreign exchange financial contracts do not qualify for hedge accounting treatment. These contracts are held by a separate wholly-owned subsidiary of Alcoa Corporation, and the associated realized gains or losses have no impact on the results of the San Ciprián operations. See Part II Item 8 of this Form 10-K in Note P to the Consolidated Financial Statements.

Financing Activities

Cash used for financing activities was $261 in 2025 compared with cash provided from financing activities of $201 in 2024.

The use of cash in 2025 included $890 to settle tender offers on the 2027 Notes and 2028 Notes, $141 to redeem the remaining aggregate principal amount of the 2027 Notes, $105 of dividends paid on stock, $74 to fully repay an existing term loan, and $41 of net payments on short-term borrowings (see below), partially offset by $985 net proceeds from the issuance of the 2030 Notes and the 2032 Notes and $27 of contributions from Trento EQT (see Noncontrolling interest above).

The source of cash in 2024 was primarily $737 net proceeds from the issuance of the 7.125% Senior Notes due 2031, partially offset by $385 for the repayment of the Alumina Limited debt (see below), and $90 of dividends paid on stock.

Credit Facilities.

Revolving Credit Facility

The Company and ANHBV, a wholly-owned subsidiary of Alcoa Corporation and the borrower, have a $1,250 revolving credit and letter of credit facility in place for working capital and/or other general corporate purposes (the Revolving Credit Facility). The Revolving Credit Facility, established in September 2016, most recently amended and restated in June 2022 and amended in August 2025, is scheduled to mature in June 2027. Subject to the terms and conditions under the Revolving Credit Facility, the Company or ANHBV may borrow funds or issue letters of credit. Further, the Revolving Credit Facility contains financial covenants and customary affirmative and negative covenants (applicable to Alcoa Corporation and certain subsidiaries described as restricted), that, subject to certain exceptions, include limitations on (among other things): indebtedness, liens, investments, sales of assets, restricted payments, entering into restrictive agreements, a covenant prohibiting reductions in the ownership of AWAC entities, and certain other specified restricted subsidiaries of Alcoa Corporation, below an agreed level. The Revolving Credit Facility also contains customary events of default, including failure to make payments under the Revolving Credit Facility, cross-default and cross-judgment default, and certain bankruptcy and insolvency events.

On January 17, 2024, Alcoa Corporation, ANHBV, and certain subsidiaries of the Company entered into Amendment No. 1 (Amendment No. 1) to the Revolving Credit Facility (Amended Revolving Credit Facility). The Amended Revolving Credit Facility provided additional flexibility to the Company and the Borrower by temporarily (i) reducing the minimum interest coverage ratio required thereunder from 4.00 to 1.00 to 3.00 to 1.00 and (ii) providing for a maximum addback for cash restructuring charges in Consolidated EBITDA (as defined in the Revolving Credit Facility) of $450, in each case for the 2024 fiscal year. As of January 1, 2025, the minimum interest coverage ratio requirement reverted to 4.00 to 1.00 and the maximum addback for cash restructuring charges in Consolidated EBITDA reverted to 15 percent of Consolidated EBITDA. The requirement that the Company maintain a debt to capitalization ratio not to exceed .60 to 1.00 was not changed by Amendment No. 1.

In connection with Amendment No. 1, the Company also agreed to provide collateral for its obligations under the Amended Revolving Credit Facility, which required it to execute all security documents to re-secure collateral under the Amended Revolving Credit Facility by, subject to certain exceptions, a first priority security interest in substantially all assets of the Company, the Borrower, the material domestic wholly-owned subsidiaries of the Company, and the material foreign wholly-owned subsidiaries of the Company located in Australia, Brazil, Canada, Luxembourg, the Netherlands, Norway, and Switzerland including equity interests of certain subsidiaries that directly hold equity interests in AWAC entities.

After January 1, 2025, the Company may obtain a release of the collateral if the Company or the Borrower (as applicable) (i) has at least two of the following three designated ratings: (x) Baa3 from Moody's Investor Service (Moody's), (y) BBB- from Standard and Poor's (S&P) Global Ratings and (z) BBB- from Fitch Ratings and (ii) does not have any designated rating lower than: (x) Ba1 from Moody's, (y) BB+ from S&P Global Ratings and (z) BB+ from Fitch Ratings.

The Amended Revolving Credit Facility contains customary affirmative covenants, negative covenants, and events of default substantially comparable to the Revolving Credit Facility (other than those that are described above and other minor changes). The representations, warranties and covenants contained in the Amended Revolving Credit Facility were made only for purposes of Amendment No. 1 and as of specific dates and were solely for the benefit of the parties to the Amended Revolving Credit Facility.

In August 2025, Alcoa Corporation, ANHBV, and certain subsidiaries of the Company entered into Amendment No. 2 to the Revolving Credit Facility to allow for certain changes in the Company's legal structure and update certain exceptions to collateral requirements.

As of December 31, 2025, the Company was in compliance with all financial covenants. The Company may access the entire amount of commitments under the Revolving Credit Facility. There were no borrowings outstanding at December 31, 2025 and 2024, and no amounts were borrowed during 2025 and 2024 under the Revolving Credit Facility.

<u>Japanese Yen Revolving Credit Facility</u>

The Company and ANHBV have a revolving credit facility available to be drawn in Japanese yen (the Japanese Yen Revolving Credit Facility).

In April 2025, the Company and ANHBV entered into an amendment to the Japanese Yen Revolving Credit Facility, reducing the aggregate commitments from $250 to $200 and extending maturity from April 2025 to April 2026. Subject to the terms and conditions under the facility, the Company or ANHBV may borrow funds.

The Japanese Yen Revolving Credit Facility, established in April 2023 and amended in January 2024, April 2024, and April 2025, includes covenants that are substantially the same as those included in the Amended Revolving Credit Facility. Under the terms of the January 2024 amendment, the Company agreed to provide collateral for its obligations under the Japanese Yen Revolving Credit Facility with the same conditions as the Amended Revolving Credit Facility.

As of December 31, 2025, the Company was in compliance with all financial covenants. The Company may access the entire amount of commitments under the facility. There were no borrowings outstanding at December 31, 2025 and 2024. During 2025, no amounts were borrowed. During 2024, $201 (JPY 29,686) was borrowed and $196 (JPY 29,686) was repaid.

<u>Alumina Limited Revolving Credit Facility</u>

In connection with the acquisition of Alumina Limited (see Part II Item 8 of this Form 10-K in Note C to the Consolidated Financial Statements), the Company assumed $385 of indebtedness as of August 1, 2024, representing the amount drawn on the Alumina Limited revolving credit facility.

At acquisition, the Alumina Limited revolving credit facility had tranches maturing in October 2025 ($100), January 2026 ($150), July 2026 ($150), and June 2027 ($100). In August 2024, Alcoa cancelled the undrawn portions of the revolving credit facility maturing in July 2026 ($15) and June 2027 ($100). In November 2024, pursuant to the terms of the Alumina Limited revolving credit facility, Alcoa voluntarily repaid all accrued and unpaid amounts outstanding under the revolving credit facility, totaling $385 and, as of the same date, cancelled the outstanding lender tranche commitments ($385). As a result of the repayment and cancellation of undrawn amounts, the Alumina Limited revolving credit facility agreement was effectively terminated. No early termination penalties or prepayment premiums were incurred by Alcoa in connection with the termination of the Alumina Limited revolving credit facility.

The Company may draw on the remaining facilities periodically to ensure working capital needs are met. See Part II Item 8 of this Form 10-K in Note M to the Consolidated Financial Statements for additional information related to these facilities.

Guarantees of Third Parties. As of December 31, 2025 and 2024, the Company had no outstanding potential future payments for guarantees issued on behalf of a third party.

Bank Guarantees and Letters of Credit. Alcoa Corporation and its subsidiaries have outstanding bank guarantees and letters of credit related to, among others, energy contracts, environmental obligations, legal and tax matters, leasing obligations, workers compensation, and customs duties. The total amount committed under these instruments, which automatically renew or expire at various dates between 2026 and 2028, was $428 (includes $84 issued under a standby letter of credit agreement —see below) at December 31, 2025.

Alcoa Corporation's former parent company Alcoa Inc. was renamed Arconic Inc. on November 1, 2016 and was subsequently renamed Howmet Aerospace Inc. (Howmet). Howmet has outstanding bank guarantees and letters of credit related to the Company of $10 at December 31, 2025. In the event Howmet would be required to perform under any of these instruments, Howmet would be indemnified by Alcoa Corporation in accordance with the Separation and Distribution Agreement dated October 31, 2016. Likewise, the Company has outstanding bank guarantees and letters of credit related to Howmet of $8 at December 31, 2025. In the event Alcoa Corporation would be required to perform under any of these instruments, the Company would be indemnified by Howmet in accordance with the Separation and Distribution Agreement dated October 31, 2016.

In December 2023, AofA committed to provide a bank guarantee in connection with the approval of the Company's five-year mine plans that were referred to the Western Australia Environmental Protection Agency (WA EPA), which demonstrates Alcoa's confidence that its operations will not impair drinking water supplies. On September 30, 2024 and October 1, 2024, AofA delivered bank guarantees totaling $67 (A$100). Alcoa may, with the Western Australian government's consent, replace the bank guarantee with a parent company guarantee or a surety bond. The requirement to provide financial assurance will expire upon the completion of the WA EPA's assessment of the Company's five-year mine plans.

In August 2017, Alcoa Corporation entered into a standby letter of credit agreement with three financial institutions, which was most recently amended in May 2024 and expires on May 1, 2026. The agreement provides for a $200 facility used by the Company for matters in the ordinary course of business. Alcoa Corporation's obligations under this facility are secured in the same manner as obligations under the Company's revolving credit facility. Additionally, this facility contains similar representations and warranties and affirmative, negative, and financial covenants as the Company's Revolving Credit Facility. As of December 31, 2025, letters of credit aggregating $84 were issued under this facility. See Part II Item 8 of this Form 10-K in Note M to the Consolidated Financial Statements for additional information related to the Company's debt.

Surety Bonds. Alcoa Corporation has outstanding surety bonds primarily related to tax matters, contract performance, workers compensation, environmental-related matters, and customs duties. The total amount committed under these bonds, which automatically renew or expire at various dates between 2026 and 2030, was $357 at December 31, 2025. Additionally, Howmet has outstanding surety bonds related to the Company of $6 at December 31, 2025. In the event Howmet would be required to perform under any of these instruments, Howmet would be indemnified by Alcoa Corporation in accordance with the Separation and Distribution Agreement dated October 31, 2016. Likewise, the Company has outstanding surety bonds related to Howmet of $9 at December 31, 2025. In the event Alcoa Corporation would be required to perform under any of these instruments, the Company would be indemnified by Howmet in accordance with the Separation and Distribution Agreement dated October 31, 2016.

Debt. As of December 31, 2025, Alcoa Corporation had five outstanding series of Notes maturing at varying times. A summary of the Notes and other long-term debt is shown below. See Part II Item 8 of this Form 10-K in Note M to the Consolidated Financial Statements for additional information related to the Company's debt.

December 31,	2025		2024
5.500% Notes, due 2027	$ —	$	750
6.125% Notes, due 2028	219		500
4.125% Notes, due 2029	500		500
6.125% Notes, due 2030	500		—
7.125% Notes, due 2031	750		750
6.375% Notes, due 2032	500		—
Other	1		76
Unamortized discounts and deferred financing costs	(31)		(31)
Total	2,439		2,545
Less: amount due within one year	1		75
Long-term debt, less amount due within one year	$ 2,438	$	2,470

In April 2025, the Company amended a $74 term loan, included within Other at December 31, 2024, extending the maturity from May 2025 to November 2025. In September 2025, the Company fully repaid $74 drawn under the term loan and cancelled the agreement.

Inventory Repurchase Agreements

The Company entered into inventory repurchase agreements whereby the Company sold aluminum to a third party and agreed to subsequently repurchase substantially similar inventory. The Company did not record sales upon each shipment of inventory and the net cash received of $9 and $50 related to these agreements was recorded in Short-term borrowings within Other current liabilities on the Consolidated Balance Sheet as of December 31, 2025 and December 31, 2024, respectively.

In 2025, the Company recorded borrowings of $60 and repurchased $101 of inventory related to these agreements. In 2024, the Company recorded borrowings of $88 and repurchased $94 of inventory related to these agreements. The cash received and subsequently paid under the inventory repurchase agreements is included in Cash (used for) provided from financing activities on the Statement of Consolidated Cash Flows.

Ratings. Alcoa Corporation's cost of borrowing and ability to access the capital markets are affected not only by market conditions but also by the short- and long-term debt ratings assigned to Alcoa Corporation's debt by the major credit rating agencies.

On February 6, 2026, Moody's Investor Service (Moody's) affirmed the rating of ANHBV's long-term debt as Ba1 and affirmed the outlook as stable.

On March 3, 2025, Standard and Poor's Global Ratings affirmed the rating of Alcoa Corporation's long-term debt as BB and revised the outlook from stable to positive.

On March 3, 2025, Moody's published Alumina Pty Ltd's long-term debt rating as Ba1 with a stable outlook.

On March 3, 2025, Fitch Ratings published Alumina Pty Ltd's long-term debt rating as BB+ with a stable outlook.

On February 28, 2025, Fitch Ratings affirmed the rating for Alcoa Corporation and ANHBV's long-term debt as BB+ and affirmed the outlook as stable.

Ratings are not a recommendation to buy or hold any of Alcoa's securities and they may be revised or revoked at any time at the sole discretion of the rating organization.

Dividend. In 2025, the Board of Directors declared and paid quarterly cash dividends of $0.10 per share of the Company's common stock (including common stock underlying CDIs) and Series A convertible preferred stock, totaling $104 and $1, respectively, for the year.

In the fourth quarter of 2025, all issued and outstanding shares of preferred stock were converted into common stock, and no preferred stock remains issued and outstanding at December 31, 2025. See Part II Item 8 of this Form 10-K in Note N to the Consolidated Financial Statements for additional information related to the conversion of preferred stock.

The details of any future cash dividend declaration, including the amount of such dividend and the timing and establishment of the record and payment dates, will be determined by the Board of Directors. The decision of whether to pay future cash dividends and the amount of any such dividends will be based on the Company's financial position, results of operations, cash flows, capital requirements, business conditions, the requirements of applicable law, and any other factors the Board of Directors may deem relevant.

Common Stock Repurchase Program. In July 2022, Alcoa Corporation's Board of Directors approved a common stock repurchase program under which the Company may purchase shares of its outstanding common stock up to an aggregate transactional value of $500, depending on the Company's continuing analysis of market, financial, and other factors (the July 2022 authorization).

No shares were repurchased in 2025 or 2024.

As of the date of this report, the Company is currently authorized to repurchase up to a total of $500, in the aggregate, of its outstanding shares of common stock under the July 2022 authorization. Repurchases under this program may be made using a variety of methods, which may include open market purchases, privately negotiated transactions, or pursuant to a Rule 10b5-1 plan. This program may be suspended or discontinued at any time and does not have a predetermined expiration date. Alcoa Corporation intends to retire repurchased shares of common stock.

Investing Activities

Cash used for investing activities was $502 in 2025 compared with $608 in 2024.

In 2025, the use of cash was primarily attributable to $618 related to capital expenditures and $59 of cash contributions to the ELYSIS® partnership, partially offset by cash received of $150 for the sale of interest in the Saudi Arabia joint venture (see below) and $11 for the sale of a non-core investment.

On July 1, 2025, Alcoa completed the sale of interest in the Saudi Arabia joint venture for total consideration of $1,350, comprised of 85,977,547 shares of Ma'aden (valued at SAR 52.35 per share at closing, or $1,200) and $150 in cash (related to taxes and transaction costs).

In 2024, the use of cash was primarily attributable to $580 related to capital expenditures and $37 of cash contributions to the ELYSIS partnership.

In 2026, Alcoa expects capital expenditures of approximately $750 related to sustaining capital projects and return-seeking capital projects. The timing and amount of capital expenditures may fluctuate as a result of the Company's normal operations.

Material Cash Requirements

As discussed above, the Company relies primarily on operating cash flows to fund its cash commitments and management believes its cash on hand, projected cash flows, and liquidity options, combined with its strategic actions, will be adequate to fund its short-term (at least 12 months) and long-term operating and investing needs.

The Company has committed cash outflows related to pension and postretirement benefit obligations, asset retirement obligations, environmental remediation, and operating lease agreements. See Part II Item 8 of this Form 10-K in Notes O, R, S, and T, respectively, to the Consolidated Financial Statements for additional information. As of December 31, 2025, a summary of Alcoa Corporation's outstanding material cash requirements are as follows:

	Total		2026		2027-2028		2029-2030		Thereafter
Operating activities:									
Energy-related purchase obligations	$	12,914	$	1,474	$	2,492	$	2,064	$	6,884
Raw material purchase obligations		4,019		1,401		1,153		564		901
Other purchase obligations		1,718		462		310		256		690
Interest related to debt		760		150		293		227		90
Financing activities:									
Long-term debt and Short-term borrowings		2,479		10		219		1,000		1,250
Totals	$	21,890	$	3,497	$	4,467	$	4,111	$	9,815

Purchase obligations—Energy-related purchase obligations consist primarily of electricity and natural gas contracts with expiration dates ranging from less than 1 year to 22 years. Raw material obligations consist mostly of bauxite (relates to Alcoa's bauxite mine interests in Guinea and Brazil), caustic soda, lime, alumina, aluminum fluoride, calcined petroleum coke, anodes, and cathode blocks with expiration dates ranging from less than 1 year to 9 years. Other purchase obligations consist principally of freight for bauxite and alumina with expiration dates ranging from less than 1 to 9 years. Many of these purchase obligations contain variable pricing components, and, as a result, actual cash payments may differ from the estimates provided in the preceding table. In accordance with the terms of several of these supply contracts, obligations may be reduced as a result of an interruption to operations, such as a plant curtailment or a force majeure event.

Interest related to total debt—Interest is based on interest rates in effect as of December 31, 2025 and is calculated on debt with maturities that extend to 2032.

Long-term debt and Short-term borrowings—Total debt amounts in the preceding table represent the principal amounts of all outstanding long-term debt and Short-term borrowings, which have maturities that extend to 2032.

Critical Accounting Policies and Estimates

The preparation of the Company's Consolidated Financial Statements in accordance with GAAP requires management to make certain estimates based on judgments and assumptions regarding uncertainties that affect the amounts reported in the Consolidated Financial Statements and disclosed in the Notes to the Consolidated Financial Statements. Areas that require such estimates include the review of properties, plants, and equipment and goodwill for impairment, and accounting for each of the following: asset retirement and environmental obligations; litigation matters; pension plans and other postretirement benefits obligations; derivatives and hedging activities; and income taxes.

Management uses historical experience and all available information to make these estimates; actual results may differ from those used to prepare the Company's Consolidated Financial Statements at any given time. Despite these inherent limitations, management believes that the amounts recorded in the financial statements related to these items are based on its best estimates and judgments using all relevant information available at the time.

A summary of the Company's significant accounting policies is included in Part II Item 8 of this Form 10-K in Note B to the Consolidated Financial Statements.

Properties, Plants, and Equipment. Properties, plants, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets (asset group) may not be recoverable, including in the period when assets have met the criteria to be classified as held for sale. The model used to determine recoverability of an asset or asset group would leverage the model that management uses for planning and strategic review of the entire business, including related inputs and assumptions. Management's impairment assessment process is described in Part II Item 8 of this Form 10-K in Note B to the Consolidated Financial Statements. See Part II Item 8 of this Form 10-K in Note K to the Consolidated Financial Statements for more information regarding properties, plants, and equipment.

Goodwill. Goodwill is reviewed for impairment annually (in the fourth quarter) or more frequently if indicators of impairment exist or if a decision is made to sell or exit a business. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others, deterioration in general economic conditions, negative developments in equity and credit markets, adverse changes in the markets in which an entity operates, increases in input costs that have a negative effect on earnings and cash flows, or a trend of negative or declining cash flows over multiple periods. The fair value that could be realized in an actual transaction may differ from that used to evaluate goodwill for impairment.

Under the qualitative impairment test, management considers a number of factors in its assessment, such as: general economic conditions, equity and credit markets, industry and market conditions, and earnings and cash flow trends.

Under the quantitative impairment test, management uses a discounted cash flow (DCF) model to estimate the current fair value of its reporting units. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including production costs, production capability, tax rates, capital expenditures, discount rate, markets and market share, sales volumes and prices, and working capital changes. The model used for the goodwill impairment test leverages the model, including related inputs and assumptions, that management uses for planning and strategic review of the entire business.

Management will test goodwill on a qualitative or quantitative basis. See Part II Item 8 of this Form 10-K in Note B to the Consolidated Financial Statements for more information regarding management's impairment assessment process.

Management performed a quantitative assessment for the Alumina reporting unit in the fourth quarter of 2025. As a result of the assessment, the Company recorded a charge of $144 in Impairment of goodwill on the Statement of Consolidated Operations for the year ended December 31, 2025, reducing the amount of goodwill for the Alumina reporting unit to zero.

The goodwill impairment was primarily a result of declining alumina prices, increased capital expenditures primarily related to mine moves and mine reclamation in Australia, and an increase in the discount rate. Following a peak in the fourth quarter of 2024 primarily due to supply disruptions, alumina prices decreased in the first quarter of 2025 and declined further in the fourth quarter of 2025 driven by a global supply surplus, largely due to refinery expansions in China and Indonesia.

Prior to the impairment in the fourth quarter of 2025, there were no triggering events that necessitated an impairment test for the Alumina reporting unit, except for the 2023 segment change which resulted in no impairment. See Part II Item 8 of this Form 10-K in Note L to the Consolidated Financial Statements for more information regarding goodwill.

Asset Retirement and Environmental Obligations. Estimates are used to record environmental remediation and asset retirement obligation (ARO) reserves based on the best available information at the time of recognition. Several assumptions are used to estimate the costs required to demolish, environmentally remediate, reclaim, or restore the site, including:

- Engineering designs for construction or closure;
- Materials and services costs;
- Volume of regulated materials to be removed (asbestos, polychlorinated biphenyls, spent potlining);
- Disposition of demolition materials;
- Extent of contamination based on available data;
- Scope of remediation to mitigate human health or environmental risks and/or to meet regulatory requirements;
- Timing to complete construction or closure; and,
- Commercial availability and pricing for off-site treatment or disposal applications.

As the site is demolished, remediated, reclaimed, or restored, the assumptions and estimates used to record the reserve may change to account for:

- Actual site conditions that require more or less remediation or reclamation;
- Legislation that becomes more or less stringent;
- Regulative authorities requiring updates to final design prior to completion;
- Alternative disposal methods for demolition waste;
- Technological changes which allow remediation to be more efficient;
- Market factors; and,
- Variances in work that is atypical from prior work experience.

Changes to the estimates may result in material changes to the reserve that may require an increase to or a reversal of a previously recorded reserve. See Part II Item 8 of this Form 10-K in Note R and Note S to the Consolidated Financial Statements for more information regarding current reserves.

Litigation Matters. For asserted claims and assessments, liabilities are recorded when an unfavorable outcome of a matter is deemed to be probable and the loss is reasonably estimable. Management determines the likelihood of an unfavorable outcome based on many factors such as, and among others, the nature of the matter, available defenses and case strategy, progress of the matter, views and opinions of legal counsel and other advisors, applicability and success of appeals processes, and the outcome of similar historical matters. Once an unfavorable outcome is deemed probable, management weighs the probability of estimated losses, and the most reasonable loss estimate is recorded. If an unfavorable outcome of a matter is deemed to be reasonably possible, then the matter is disclosed to the extent material. With respect to unasserted claims or assessments, management must first determine that the probability that an assertion will be made is likely, then, a determination as to the likelihood of an unfavorable outcome and the ability to reasonably estimate the potential loss is made. Legal matters are reviewed on a continuous basis to determine if there has been a change in management's judgment regarding the likelihood of an unfavorable outcome or the estimate of a potential loss. See Part II Item 8 of this Form 10-K in Note B to the Consolidated Financial Statements for more information regarding management's litigation matters policy.

Pension and Other Postretirement Benefits. Liabilities and expenses for pension and other postretirement benefits are determined using actuarial methodologies and incorporate significant assumptions, including the interest rate used to discount the future estimated liability, the expected long-term rate of return on plan assets, and several assumptions relating to the employee workforce (salary increases, health care cost trend rates, retirement age, and mortality).

The yield curve model used to develop the discount rate is based on high-quality corporate bonds, parallels the plans' projected cash flows and has a weighted average duration of 10 years. If a deep market of high-quality corporate bonds does not exist in a country, then the yield on government bonds plus a corporate bond yield spread is used. The impact of a change in the weighted average discount rate of ¼ of 1 percent would be approximately $60 on combined pension and other postretirement liabilities and immaterial to pretax earnings in the following year.

The expected long-term rate of return on plan assets is generally applied to a five-year market-related value of plan assets (a four-year average or the fair value at the plan measurement date is used for certain non-U.S. plans). The process used by management to develop this assumption is one that relies on forward-looking investment returns by asset class. Management incorporates expected future investment returns on current and planned asset allocations using information from various external investment managers and consultants, as well as management's own judgment. A change in the assumption for the weighted average expected long-term rate of return on plan assets of ¼ of 1 percent would impact pretax earnings by approximately $5 for 2026.

Mortality rate assumptions are based on mortality tables and future improvement scales published by third parties, such as the Society of Actuaries, and consider other available information including historical data as well as studies and publications from reputable sources.

See Part II Item 8 of this Form 10-K in Note O to the Consolidated Financial Statements for more information regarding pension and other postretirement benefits including accounting impacts of current year actions.

Derivatives and Hedging. To calculate the fair value of certain derivatives, management uses DCF and other simulation models that consider the following inputs and assumptions: quoted market prices (e.g., aluminum prices on the 10-year LME forward curve and energy prices), information concerning time premiums and volatilities for certain option type embedded derivatives and regional premiums for aluminum contracts, aluminum and energy prices beyond those quoted in the market, and the estimated credit spread between Alcoa and the counterparty. The quoted market prices used in the valuation models are dependent on market fundamentals, the relationship between supply and demand at any point in time, seasonal conditions, inventories, and interest rates. For periods beyond the term of quoted market prices, management estimates the price of aluminum by extrapolating the 10-year LME forward curve and estimates the Midwest premium based on recent transactions.

Changes in estimates can have a material impact on the derivative valuations. See Part II Item 8 of this Form 10-K in Note P to the Consolidated Financial Statements for more information regarding derivatives and hedging and related activity during the period.

Income Taxes. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not (greater than 50 percent) that a tax benefit will not be realized. In evaluating the need for a valuation allowance, management applies judgment in assessing all available positive and negative evidence and considers all potential sources of taxable income, including income available in carryback periods, future reversals of taxable temporary differences, projections of taxable income, and income from tax planning strategies. Positive evidence includes factors such as a history of profitable operations, projections of future profitability within the carryforward period, including from tax planning strategies, and Alcoa Corporation's experience with similar operations. Existing favorable contracts and the ability to sell products into established markets are additional positive evidence. Negative evidence includes items such as cumulative losses, projections of future losses, or carryforward periods that are not long enough to allow for the utilization of a deferred tax asset based on existing projections of income. In certain jurisdictions, deferred tax assets related to cumulative losses may exist without a valuation allowance where in management's judgment the weight of the positive evidence more than offsets the negative evidence of the cumulative losses. Upon changes in facts and circumstances, management may conclude that deferred tax assets for which no valuation allowance is currently recorded may not be realized, resulting in a future charge to establish a valuation allowance. Financial information utilized in this analysis leverages the same financial information, including related inputs and assumptions, that management uses for planning and strategic review of the entire business.

Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the statute of limitations has expired, or the appropriate taxing authority has completed their examination even though the statute of limitations remains open.

Changes in estimates can have a material impact on the deferred taxes and uncertain tax positions. See Part II Item 8 of this Form 10-K in Note Q to the Consolidated Financial Statements for more information regarding income taxes and deferred tax assets and related activity during the period.

Related Party Transactions

Alcoa Corporation buys products from and sells products to various related companies, consisting of entities in which Alcoa Corporation retains a 50 percent or less equity interest, at negotiated prices between the two parties. These transactions were not material to the financial position or results of operations of Alcoa Corporation for all periods presented.

Recently Adopted Accounting Guidance

See Part II Item 8 of this Form 10-K in Note B to the Consolidated Financial Statements under caption Recently Adopted Accounting Guidance.

Recently Issued Accounting Guidance

See Part II Item 8 of this Form 10-K in Note B to the Consolidated Financial Statements under caption Recently Issued Accounting Guidance.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

See Part II Item 8 of this Form 10-K in Note P to the Consolidated Financial Statements under caption Derivatives.

Item 8. Financial Statements and Supplementary Data.

Management's Reports to Alcoa Corporation Stockholders

Management's Report on Financial Statements and Practices

The accompanying Consolidated Financial Statements of Alcoa Corporation and its subsidiaries (the Company) were prepared by management, which is responsible for their integrity and objectivity, in accordance with accounting principles generally accepted in the United States of America (GAAP) and include amounts that are based on management's best judgments and estimates. The other financial information included in the Company's Annual Report on Form 10-K for the year ended December 31, 2025 is consistent with that in the Consolidated Financial Statements.

Management recognizes its responsibility for conducting the Company's affairs according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in key policy statements issued from time to time regarding, among other things, conduct of its business activities within the laws of the host countries in which the Company operates and potentially conflicting outside business interests of its employees. The Company maintains a systematic program to assess compliance with these policies.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the U.S. Securities Exchange Act of 1934 (as amended), for the Company. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment to evaluate the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 using the criteria in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2025.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the Company's financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2025, has audited the Company's internal control over financial reporting as of December 31, 2025 and has issued an attestation report, which is included herein.

/s/ William F. Oplinger
William F. Oplinger
President and Chief Executive Officer

/s/ Molly S. Beerman
Molly S. Beerman
Executive Vice President and Chief Financial Officer

February 26, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alcoa Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Alcoa Corporation and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income, of changes in mezzanine equity and equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control—Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Asset Retirement Obligations – Mine Reclamation and Closure of Bauxite Residue Areas

As described in Notes B and R to the consolidated financial statements, the Company recognizes asset retirement obligations (AROs) related to legal obligations associated with the standard operation of bauxite mines, alumina refineries, and aluminum smelters. For the bauxite mines and alumina refineries, the AROs consist primarily of costs associated with mine reclamation and closure of bauxite residue areas, respectively. The fair values of the AROs are recorded on a discounted basis at the time the obligation is incurred and accreted over time for the change in present value; related accretion is recorded as a component of cost of goods sold. Additionally, the Company capitalizes asset retirement costs by increasing the carrying amount of the related long-lived assets and depreciating the assets over their remaining useful life. As disclosed by management, estimates are used to record AROs based on the best available information at the time of recognition. Several assumptions are used to estimate the cost required for reclamation and restoration of the site including: engineering designs for construction or closure, materials and services costs, regulatory requirements, and timing to complete construction or closure. As of December 31, 2025, the Company had $1,405 million in AROs, of which $355 million related to mine reclamation and $869 million related to the closure of bauxite residue areas. During 2025, the Company incurred liabilities related to mine reclamation and closure of bauxite residue areas, consisting of $380 million related to the closure of bauxite residue areas, including water management, due to the closure of the Kwinana refinery, $78 million related to higher estimated mine reclamation costs and new mining areas opened during the year primarily in Australia, $66 million related to a change in closure estimates for operating bauxite residue areas primarily at the Australia refineries, $51 million related to a change in closure estimates for non-operating bauxite residue areas at operating sites primarily at the Poços de Caldas refinery in Brazil, and $6 million related to a change in closure estimates for non-operating bauxite residue areas, including water treatment, at a previously closed site.

The principal considerations for our determination that performing procedures relating to the AROs for mine reclamation and closure of bauxite residue areas is a critical audit matter are (i) the significant judgment by management in developing the fair value estimate of the AROs; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to the engineering designs for construction or closure, materials and services costs, regulatory requirements, and timing to complete construction or closure; (collectively "management's assumptions"); and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's accounting for AROs, including controls over management's methodology, assumptions, and valuation of the AROs for mine reclamation and closure of bauxite residue areas. These procedures also included, among others, (i) testing management's process for developing the fair value estimate of the AROs for mine reclamation and closure of bauxite residue areas; (ii) evaluating the appropriateness of the methodologies used by management, (iii) testing the completeness and accuracy of underlying data used in the methodologies, and (iv) evaluating the reasonableness of management's assumptions described above. Evaluating management's assumptions involved (i) evaluating the cost of rehabilitation and restoration of a site, including comparing the cost assumptions used, on a sample basis, to comparable data from external parties and internal source data; (ii) evaluating the consistency of management's assumptions across mine and bauxite residue areas, as applicable; (iii) the identification of circumstances which may require a modification to a previous estimate; (iv) physically observing the progress of the mine reclamation; (v) evaluating management's application of and compliance with regulatory requirements; and (vi) evaluating whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in (i) evaluating the appropriateness of the methodology used by management for closure of bauxite residue areas; (ii) evaluating the reasonableness of the application of and compliance with regulatory requirements for closure of bauxite residue areas; and (iii) evaluating the reasonableness of management's estimate of AROs for closure of bauxite residue areas by developing an independent estimate of the costs included in AROs for a sample of bauxite residue areas, using independently determined assumptions, and comparing the independent estimate of the costs to management's estimate.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
February 26, 2026

We have served as the Company's auditor since 2015.

Alcoa Corporation and Subsidiaries
Statement of Consolidated Operations
(in millions, except per-share amounts)

For the year ended December 31,		2025		2024		2023
Sales (E)	$	12,831	$	11,895	$	10,551
Cost of goods sold (exclusive of expenses below)		10,658		10,044		9,813
Selling, general administrative, and other expenses		299		275		226
Research and development expenses		24		57		39
Provision for depreciation, depletion, and amortization		623		642		632
Impairment of goodwill (B & L)		144		—		—
Restructuring and other charges, net (D)		918		341		184
Interest expense (U)		158		156		107
Other (income) expenses, net (U)		(1,057)		91		134
Total costs and expenses		11,767		11,606		11,135
Income (loss) before income taxes		1,064		289		(584)
(Benefit from) provision for income taxes (Q)		(55)		265		189
Net income (loss)		1,119		24		(773)
Less: Net loss attributable to noncontrolling interest		(38)		(36)		(122)
Net income (loss) attributable to Alcoa Corporation	$	1,157	$	60	$	(651)
Earnings per share attributable to Alcoa Corporation common **shareholders (F):**						
Basic	$	4.40	$	0.26	$	(3.65)
Diluted	$	4.37	$	0.26	$	(3.65)

The accompanying notes are an integral part of the consolidated financial statements.

Alcoa Corporation and Subsidiaries
Statement of Consolidated Comprehensive Income
(in millions)

For the year ended December 31,	Alcoa Corporation			Noncontrolling interest			Total		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Net income (loss)	$ 1,157	$ 60	$ (651)	$ (38)	$ (36)	$ (122)	$ 1,119	$ 24	$ (773)
Other comprehensive (loss) income, net of tax (G):									
Change in unrecognized net actuarial gain/loss and prior service cost/benefit related to pension and other postretirement benefits	(63)	—	(62)	—	4	(10)	(63)	4	(72)
Foreign currency translation adjustments	445	(513)	92	11	(105)	57	456	(618)	149
Net change in unrecognized gains/losses on cash flow hedges	(430)	147	(136)	—	—	(1)	(430)	147	(137)
Total Other comprehensive (loss) income, net of tax	(48)	(366)	(106)	11	(101)	46	(37)	(467)	(60)
Comprehensive income (loss)	$ 1,109	$ (306)	$ (757)	$ (27)	$ (137)	$ (76)	$ 1,082	$ (443)	$ (833)

The accompanying notes are an integral part of the consolidated financial statements.

Alcoa Corporation and Subsidiaries
Consolidated Balance Sheet
(in millions)

December 31,		2025		2024
Assets				
Current assets:				
Cash and cash equivalents (P)	$	1,597	$	1,138
Receivables from customers (I)		1,064		1,096
Other receivables		204		143
Inventories (J)		2,177		1,998
Fair value of derivative instruments (P)		49		25
Prepaid expenses and other current assets		378		514
Total current assets		5,469		4,914
Properties, plants, and equipment, net (K)		6,700		6,389
Investments (H)		477		980
Noncurrent marketable securities (C & P)		1,397		—
Deferred income taxes (Q)		687		284
Fair value of derivative instruments (P)		34		—
Other noncurrent assets (U)		1,365		1,497
Total Assets	$	16,129	$	14,064
Liabilities				
Current liabilities:				
Accounts payable, trade	$	1,938	$	1,805
Accrued compensation and retirement costs		383		362
Taxes, including income taxes		294		102
Fair value of derivative instruments (P)		467		263
Other current liabilities		718		788
Long-term debt due within one year (M & P)		1		75
Total current liabilities		3,801		3,395
Long-term debt, less amount due within one year (M & P)		2,438		2,470
Accrued pension benefits (O)		257		256
Accrued other postretirement benefits (O)		427		412
Asset retirement obligations (R)		1,120		691
Environmental remediation (S)		206		182
Fair value of derivative instruments (P)		1,134		836
Noncurrent income taxes (Q)		65		9
Other noncurrent liabilities and deferred credits (U)		487		656
Total liabilities		9,935		8,907
Contingencies and commitments (S)				
Mezzanine equity				
Noncontrolling interest (C)		76		—
Equity				
Preferred stock (N)		—		—
Common stock (N)		3		3
Additional capital		11,575		11,587
Accumulated deficit		(271)		(1,323)
Accumulated other comprehensive loss (G)		(5,189)		(5,110)
Total equity		6,118		5,157
Total liabilities, mezzanine equity, and equity	$	16,129	$	14,064

The accompanying notes are an integral part of the consolidated financial statements.

Alcoa Corporation and Subsidiaries
Statement of Consolidated Cash Flows
(in millions)

For the year ended December 31,	2025	2024	2023
Cash from Operations			
Net income (loss)	$ 1,119	$ 24	$ (773)
Adjustments to reconcile net income (loss) to cash from operations:			
Depreciation, depletion, and amortization	623	642	632
Deferred income taxes (Q)	(275)	23	(22)
Equity loss (income), net of dividends (H)	10	(2)	201
Impairment of goodwill (B & L)	144	—	—
Restructuring and other charges, net (D)	918	341	184
Net (gain) loss from investing activities – asset and investment sales (U)	(784)	37	18
Mark-to-market gain on noncurrent marketable securities (U)	(197)	—	—
Net periodic pension benefit cost (O)	18	10	6
Stock-based compensation (N)	41	36	35
(Gain) loss on mark-to-market derivative financial contracts	(35)	(8)	26
Other	79	34	78
Changes in assets and liabilities, excluding effects of divestitures and foreign currency translation adjustments:			
Decrease (increase) in receivables	71	(493)	104
(Increase) decrease in inventories	(57)	51	243
Decrease (increase) in prepaid expenses and other current assets	113	(68)	39
Increase (decrease) in accounts payable, trade	63	190	(74)
Decrease in accrued expenses	(203)	(108)	(133)
(Decrease) increase in taxes, including income taxes	(42)	95	(146)
Pension contributions (O)	(20)	(16)	(24)
Increase in noncurrent assets	(107)	(4)	(210)
Decrease in noncurrent liabilities	(294)	(162)	(93)
Cash provided from operations	1,185	622	91
Financing Activities			
Additions to debt (M)	1,049	1,032	127
Payments on debt (M)	(1,213)	(679)	(72)
Proceeds from the exercise of employee stock options (N)	—	—	1
Dividends paid on Alcoa preferred stock (N)	(1)	(1)	—
Dividends paid on Alcoa common stock (N)	(104)	(89)	(72)
Payments related to tax withholding on stock-based compensation awards	(8)	(15)	(34)
Financial contributions for the divestiture of businesses (C)	(8)	(35)	(52)
Contributions from noncontrolling interest (A)	27	65	188
Distributions to noncontrolling interest (A)	—	(49)	(30)
Acquisition of noncontrolling interest (C)	—	(23)	—
Other	(3)	(5)	1
Cash (used for) provided from financing activities	(261)	201	57
Investing Activities			
Capital expenditures	(618)	(580)	(531)
Proceeds from the sale of assets (C)	5	3	4
Additions to investments (H)	(59)	(37)	(70)
Sale of investments (H)	161	—	—
Other	9	6	12
Cash used for investing activities	(502)	(608)	(585)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	36	(28)	10
Net change in cash and cash equivalents and restricted cash	458	187	(427)
Cash and cash equivalents and restricted cash at beginning of year	1,234	1,047	1,474
Cash and cash equivalents and restricted cash at end of year	$ 1,692	$ 1,234	$ 1,047

The accompanying notes are an integral part of the consolidated financial statements.

Alcoa Corporation and Subsidiaries
Statement of Changes in Consolidated Mezzanine Equity and Equity
(in millions)

| | Mezzanine equity | Alcoa Corporation shareholders | | | | | | |
	Non-controlling interest	Preferred stock	Common stock	Additional capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Non-controlling interest	Total equity
Balance at December 31, 2022	$ —	$ —	$ 2	$ 9,183	$ (570)	$ (3,539)	$ 1,513	$ 6,589
Net loss	—	—	—	—	(651)	—	(122)	(773)
Other comprehensive (loss) income (G)	—	—	—	—	—	(106)	46	(60)
Stock-based compensation (N)	—	—	—	35	—	—	—	35
Net effect of tax withholding for compensation plans and exercise of stock options (N)	—	—	—	(33)	—	—	—	(33)
Dividends paid on Alcoa common stock ($0.10 per share) (N)	—	—	—	—	(72)	—	—	(72)
Contributions	—	—	—	—	—	—	188	188
Distributions	—	—	—	—	—	—	(30)	(30)
Other	—	—	—	2	—	—	(1)	1
Balance at December 31, 2023	—	—	2	9,187	(1,293)	(3,645)	1,594	5,845
Net income (loss)	—	—	—	—	60	—	(36)	24
Other comprehensive loss (G)	—	—	—	—	—	(366)	(101)	(467)
Stock-based compensation (N)	—	—	—	36	—	—	—	36
Net effect of tax withholding for compensation plans and exercise of stock options (N)	—	—	—	(15)	—	—	—	(15)
Dividends paid on Alcoa preferred stock ($0.10 per share) (N)	—	—	—	—	(1)	—	—	(1)
Dividends paid on Alcoa common stock ($0.10 per share) (N)	—	—	—	—	(89)	—	—	(89)
Contributions	—	—	—	—	—	—	65	65
Distributions	—	—	—	—	—	—	(49)	(49)
Acquisition of noncontrolling interest (C)	—	—	1	2,377	—	(1,099)	(1,472)	(193)
Other	—	—	—	2	—	—	(1)	1
Balance at December 31, 2024	—	—	3	11,587	(1,323)	(5,110)	—	5,157
Net (loss) income	(38)	—	—	—	1,157	—	—	1,157
Other comprehensive income (loss) (G)	11	—	—	—	—	(48)	—	(48)
Stock-based compensation (N)	—	—	—	41	—	—	—	41
Net effect of tax withholding for compensation plans and exercise of stock options (N)	—	—	—	(8)	—	—	—	(8)
Dividends paid on Alcoa preferred stock ($0.10 per share) (N)	—	—	—	—	(1)	—	—	(1)
Dividends paid on Alcoa common stock ($0.10 per share) (N)	—	—	—	—	(104)	—	—	(104)
Joint venture formation (C)	103	—	—	(45)	—	(31)	—	(76)
Balance at December 31, 2025	$ 76	$ —	$ 3	$ 11,575	$ (271)	$ (5,189)	$ —	$ 6,118

The accompanying notes are an integral part of the consolidated financial statements.

Alcoa Corporation and Subsidiaries
Notes to the Consolidated Financial Statements
(dollars in millions, except per-share amounts; metric tons in thousands (kmt))

A. Basis of Presentation

Alcoa Corporation (Alcoa or the Company), which became an independent, publicly traded company on November 1, 2016, is a vertically integrated aluminum company comprised of bauxite mining, alumina refining, aluminum production (smelting and casting), and energy generation. Through direct and indirect ownership, the Company has 25 operating locations in eight countries around the world, situated primarily in Australia, Brazil, Canada, Iceland, Norway, Spain, and the United States.

Basis of Presentation. The Consolidated Financial Statements of Alcoa Corporation are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). In accordance with GAAP, certain situations require management to make estimates based on judgments and assumptions, which may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They also may affect the reported amounts of revenues and expenses during the reporting periods. Management uses historical experience and all available information to make these estimates. Management regularly evaluates the judgments and assumptions used in its estimates, and results could differ from those estimates upon future events and their effects or new information.

Principles of Consolidation. The Consolidated Financial Statements of the Company include the accounts of Alcoa Corporation and companies in which Alcoa Corporation has a controlling interest, including those that comprise the San Ciprián (Spain) joint venture (see Note C). Intercompany transactions have been eliminated. The equity method of accounting is used for investments in affiliates and other joint ventures over which the Company has significant influence but does not have effective control. Investments in affiliates in which Alcoa Corporation cannot exercise significant influence are accounted for at cost less any impairment, a measurement alternative in accordance with GAAP.

Prior to Alcoa's acquisition of Alumina Limited on August 1, 2024 (see Note C), Alcoa consolidated its 60% ownership in the entities comprising the Alcoa World Alumina & Chemicals (AWAC) joint venture and Alumina Limited's interest in the equity of such entities was reflected as Noncontrolling interest within Equity on the accompanying Consolidated Balance Sheet.

Management evaluates whether an Alcoa Corporation entity or interest is a variable interest entity and whether the Company is the primary beneficiary. Consolidation is required if both of these criteria are met. Alcoa Corporation does not have any variable interest entities requiring consolidation.

Related Party Transactions. Alcoa Corporation buys products from and sells products to various related companies, consisting of entities in which the Company retains a 50 percent or less equity interest, at negotiated prices between the two parties. These transactions were not material to the financial position or results of operations of Alcoa Corporation for all periods presented.

B. Summary of Significant Accounting Policies

Cash Equivalents. Cash equivalents are highly liquid investments purchased with an original maturity of three months or less.

Restricted Cash. Restricted cash is included with Cash and cash equivalents when reconciling the Cash and cash equivalents and restricted cash at beginning of year and Cash and cash equivalents and restricted cash at end of year on the accompanying Statement of Consolidated Cash Flows. Current restricted cash amounts are reported in Prepaid expenses and other current assets on the accompanying Consolidated Balance Sheet. Noncurrent restricted cash amounts are reported in Other noncurrent assets on the accompanying Consolidated Balance Sheet (see Note U for a reconciliation of Cash and cash equivalents and restricted cash).

Inventory Valuation. Inventories are carried at the lower of cost or net realizable value, with the cost of inventories principally determined under the average cost method.

Properties, Plants, and Equipment. Properties, plants, and equipment are recorded at cost. Interest related to the construction of qualifying assets is capitalized as part of the construction costs. Depreciation is recorded principally on the straight-line method over the estimated useful lives of the assets. Depreciation is recorded on temporarily idled facilities until such time management approves a permanent closure. The following table details the weighted average useful lives of structures and machinery and equipment by type of operation (numbers in years):

	Structures	Machinery and equipment
Alumina	25	24
Aluminum smelting and casting	37	21
Energy generation	33	25

Repairs and maintenance are charged to expense as incurred while costs for significant improvements that add productive capacity or that extend the useful life are capitalized. Gains or losses from the sale of assets are generally recorded in Other (income) expenses, net.

Properties, plants, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets (asset group) may not be recoverable. Recoverability of assets is determined by comparing the estimated undiscounted net cash flows of the operations related to the assets (asset group) to their carrying amount. An impairment loss would be recognized when the carrying amount of the assets (asset group) exceeds the fair value. The amount of the impairment loss to be recorded is calculated as the excess of the carrying value of the assets (asset group) over their fair value, with fair value determined using the best information available, which generally is a discounted cash flow (DCF) model. The determination of what constitutes an asset group, the associated estimated undiscounted net cash flows, and the estimated useful lives of assets also require significant judgments.

Leases. The Company determines whether an arrangement is a lease at the inception of the arrangement based on the terms and conditions in the contract. A contract contains a lease if there is an identified asset which the Company has the right to control. Lease right-of-use (ROU) assets are included in Properties, plants, and equipment, net with the corresponding operating lease liabilities included within Other current liabilities and Other noncurrent liabilities and deferred credits on the accompanying Consolidated Balance Sheet.

Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses its incremental borrowing rate at the commencement date in determining the present value of lease payments unless a rate is implicit in the lease. Lease terms include options to extend the lease when it is reasonably certain that those options will be exercised. Leases with an initial term of 12 months or less, including anticipated renewals, are not recorded on the Consolidated Balance Sheet.

The Company made a policy election not to record any non-lease components of a lease agreement in the lease liability. Variable lease payments are not presented as part of the ROU asset or liability recorded at the inception of a contract. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

Equity Investments. Alcoa invests in a number of privately-held companies, primarily through joint ventures and consortia, which are accounted for using the equity method. The equity method is applied in situations where the Company has the ability to exercise significant influence, but not control, over the investee. Management reviews equity investments for impairment whenever certain indicators are present suggesting that the carrying value of an investment is not recoverable.

Marketable Securities. Marketable securities consist of shares of Saudi Arabian Mining Company (Ma'aden) acquired by Alcoa during the third quarter of 2025 (see Note C). Marketable securities are measured at fair value using quoted prices in active markets (Level 1). Accordingly, gains and losses in fair value are recognized in Other (income) expenses, net in the Statement of Consolidated Operations. The shares of Ma'aden are presented as Noncurrent marketable securities on the Consolidated Balance Sheet, as they are subject to transfer and sale restrictions, including a restriction requiring Alcoa to hold its Ma'aden shares for a minimum of three years, with one-third of the shares becoming transferable after each of the third, fourth, and fifth anniversaries of the closing of the transaction (the Holding Period). During the Holding Period, Alcoa is permitted, under certain conditions, to hedge and borrow against its Ma'aden shares. Under certain circumstances, such minimum Holding Period may be reduced.

Deferred Mining Costs. Alcoa incurs deferred mining costs during the development stage of a mine life cycle. Such costs include the construction of access and haul roads, detailed drilling and geological analysis to further define the grade and quality of the known bauxite, and overburden removal costs. These costs relate to sections of the related mines where the Company is currently extracting bauxite or preparing for production in the near term. These sections are outlined and planned incrementally and generally are mined over periods ranging from one to five years, depending on specific mine plans. The amount of geological drilling and testing necessary to determine the economic viability of the bauxite deposit being mined is such that the reserves are considered to be proven. Deferred mining costs are amortized on a units-of-production basis and included in Other noncurrent assets on the accompanying Consolidated Balance Sheet.

Goodwill and Other Intangible Assets. Goodwill is not amortized but is reviewed for impairment annually (in the fourth quarter) or more frequently if indicators of impairment exist or if a decision is made to sell or exit a business.

Goodwill is allocated among and evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment.

The Company has three reporting units, of which two are included in the Aluminum segment (smelting/casting and energy generation). The remaining reporting unit is the Alumina segment. Prior to the impairment charge recorded in the fourth quarter of 2025, only the Alumina reporting unit contained goodwill (see Note L).

Goodwill is tested for impairment by assessing qualitative factors to determine whether it is more likely than not (greater than 50 percent) that the fair value of the reporting unit is less than its carrying amount or performing a quantitative assessment using a DCF model. If the qualitative assessment indicates a possible impairment, then a quantitative assessment is performed to determine the fair value of the reporting unit using a DCF model. Otherwise, no further analysis is required.

Under the quantitative assessment, the estimated fair value of the reporting unit is compared to its carrying value, including goodwill. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including production costs, production capability, tax rates, capital expenditures, discount rate, markets and market share, sales volumes and prices, and working capital changes. The model used for the goodwill impairment test leverages the model, including related inputs and assumptions, that management uses for planning and strategic review of the entire business. In the event the estimated fair value of a reporting unit is less than the carrying value, an impairment loss equal to the excess of the reporting unit's carrying value over its fair value not to exceed the total amount of goodwill applicable to that reporting unit would be recognized.

Alcoa's policy for its annual review of goodwill is to perform the quantitative assessment for its reporting unit containing goodwill at least once during every three-year period.

Intangible assets with finite useful lives are amortized generally on a straight-line basis over the periods benefited. The following table details the weighted average useful lives of software and other intangible assets by type of operation (numbers in years):

	Software	Other intangible assets
Alumina	3	25
Aluminum smelting and casting	3	40
Energy generation	3	29

Asset Retirement Obligations. Alcoa recognizes asset retirement obligations (AROs) related to legal obligations associated with the standard operation of bauxite mines, alumina refineries, and aluminum smelters. These AROs consist primarily of costs associated with mine reclamation, closure of bauxite residue areas, spent pot lining and regulated waste materials disposal, and landfill closure. Additionally, costs are recorded as AROs upon management's decision to permanently close and demolish certain structures and for significant lease restoration obligations. The fair values of these AROs are recorded on a discounted basis at the time the obligation is incurred and accreted over time for the change in present value; related accretion is recorded as a component of Cost of goods sold. Additionally, the Company capitalizes asset retirement costs by increasing the carrying amount of the related long-lived assets and depreciating these assets over their remaining useful life.

The fair values for AROs are determined using significant assumptions, including engineering designs for construction or closure, materials and services costs, regulatory requirements, volume of regulated material to be removed, disposition of demolition materials, and timing to complete construction or closure.

Subsequent adjustments to estimates of previously established AROs for current operations are capitalized by increasing the carrying amount of the related long-lived assets and depreciating these assets over their remaining useful life. Adjustments to estimates of AROs for closed locations are charged to Restructuring and other charges, net on the accompanying Statement of Consolidated Operations (see Note R).

Certain conditional asset retirement obligations related to alumina refineries, aluminum smelters, and energy generation facilities have not been recorded in the Consolidated Financial Statements due to uncertainties surrounding the ultimate settlement date. The fair value of these asset retirement obligations will be recorded when a reasonable estimate of the ultimate settlement date can be made.

Environmental Matters. Environmental related expenditures for current operations are expensed as a component of Cost of goods sold or capitalized, as appropriate. Expenditures relating to existing conditions caused by past operations, generally for closed locations which will not contribute to future revenues, are charged to Restructuring and other charges, net. Liabilities are recorded when remediation costs are probable and can be reasonably estimated. In instances where the Company has ongoing monitoring and maintenance responsibilities, Alcoa maintains a reserve for expected costs that are probable and can be reasonably estimated, which has historically averaged five years of spend. The liability is continuously reviewed and adjusted to reflect current remediation progress, rate and pricing changes, actual volumes of material requiring management, changes to the original assumptions regarding how the site was to be remediated, and other factors that may be relevant, including changes in technology or regulations. The estimates may also include costs related to other potentially responsible parties to the extent that Alcoa has reason to believe such parties will not fully pay their proportionate share.

Litigation Matters. For asserted claims and assessments, liabilities are recorded when an unfavorable outcome of a matter is deemed to be probable and the loss is reasonably estimable. With respect to unasserted claims or assessments, liabilities are recorded when the probability that an assertion will be made is likely, an unfavorable outcome of the matter is deemed to be probable, and the loss is reasonably estimable. Legal matters are reviewed on a continuous basis to determine if there has been a change in management's judgment regarding the likelihood of an unfavorable outcome or the estimate of a potential loss. Legal costs, which are primarily for general litigation, environmental compliance, tax disputes, and general corporate matters, are expensed as incurred.

Revenue Recognition. The Company recognizes revenue when it satisfies a performance obligation(s) in accordance with the provisions of a customer order or contract. This is achieved when control of the product has been transferred to the customer, which is generally determined when title, ownership, and risk of loss pass to the customer, all of which occurs upon shipment or delivery of the product. Shipping terms vary across all businesses and depend on the product, the country of origin, and the type of transportation. Accordingly, the sale of Alcoa's products to its customers represent single performance obligations for which revenue is recognized at a point in time, except for the Company's Energy product division in which the customer simultaneously receives and consumes electricity (see Note E). Revenue is based on the consideration the Company expects to receive in exchange for its products. Returns and other adjustments have not been material. Based on the foregoing, no significant judgment is required to determine when control of a product has been transferred to a customer.

The Company considers shipping and handling activities as costs to fulfill the promise to transfer the related products. As a result, customer payments of shipping and handling costs are recorded as a component of revenue. Taxes collected (e.g., sales, use, value added, excise) from its customers related to the sale of its products are remitted to governmental authorities and excluded from Sales.

Cost of Goods Sold. The Company includes the following in Cost of goods sold: operating costs of its two segments, excluding depreciation, depletion, and amortization, but including all production related costs: raw materials consumed; purchases of metal for consumption; conversion costs, such as labor, materials, and utilities; equity earnings of certain investments integral to the Company's supply chain; and plant administrative expenses. Also included in Cost of goods sold are: costs related to the Transformation function, which focuses on the management of expenses and obligations of previously closed operations; purchases of bauxite from offtake or other supply agreements, alumina to satisfy customer commitments, and metal for trade; and other costs not included in the operating costs of the segments (see Note E).

Selling, General Administrative, and Other Expenses. The Company includes the costs of corporate-wide functional support in Selling, general administrative, and other expenses. Such costs include: executive; sales; marketing; strategy; operations administration; finance; information technology; legal; human resources; and government affairs and communications.

Stock-Based Compensation. Compensation expense for employee equity grants is recognized using the non-substantive vesting period approach, in which the expense is recognized ratably over the requisite service period based on the grant date fair value. Forfeitures are accounted for as they occur. The fair value of performance stock units containing a market condition is valued using a Monte Carlo valuation model. Determining the fair value at the grant date requires judgment, including estimates for the average risk-free interest rate, and volatility. These assumptions may differ significantly between grant dates because of changes in the actual results of these inputs that occur over time. As of January 1, 2021, the Company no longer grants stock options.

See Note N for more information regarding stock-based compensation.

Pension and Other Postretirement Benefits. Alcoa sponsors several defined benefit pension plans and health care postretirement benefit plans. The Company recognizes on a plan-by-plan basis the net funded status of these pension and postretirement benefit plans as either an asset or a liability on its Consolidated Balance Sheet. The net funded status represents the difference between the fair value of each plan's assets and the benefit obligation of the respective plan. The benefit obligation represents the present value of the estimated future benefits the Company currently expects to pay to plan participants based on past service. Unrecognized gains and losses related to the plans are deferred in Accumulated other comprehensive loss on the Consolidated Balance Sheet until amortized into earnings.

The plan assets and benefit obligations are measured at the end of each year or more frequently, upon the occurrence of certain events such as a significant plan amendment, settlement, or curtailment. For interim plan remeasurements, it is the Company's policy to record the related accounting impacts within the same quarter as the triggering event.

Liabilities and expenses for pension and other postretirement benefits are determined using actuarial methodologies and incorporate significant assumptions, including the interest rate used to discount the future estimated liability, the expected long-term rate of return on plan assets, and several assumptions relating to the employee workforce (salary increases, health care cost trend rates, retirement age, and mortality).

The yield curve model used to develop the discount rate is based on high-quality corporate bonds, parallels the plans' projected cash flows and has a weighted average duration of 10 years. If a deep market of high-quality corporate bonds does not exist in a country, then the yield on government bonds plus a corporate bond yield spread is used.

The expected long-term rate of return on plan assets is generally applied to a five-year market-related value of plan assets (a four-year average or the fair value at the plan measurement date is used for certain non-U.S. plans). The process used by management to develop this assumption is one that relies on forward-looking investment returns by asset class. Management incorporates expected future investment returns on current and planned asset allocations using information from various external investment managers and consultants, as well as management's own judgment.

Mortality rate assumptions are based on mortality tables and future improvement scales published by third parties, such as the Society of Actuaries, and consider other available information including historical data as well as studies and publications from reputable sources.

A change in one or a combination of these assumptions, or the effects of actual results differing from assumptions, could have a material impact on Alcoa's projected benefit obligation. These changes or differences are recorded in Accumulated other comprehensive loss and are amortized into earnings as a component of the net periodic benefit cost (income) over the average future working lifetime or average remaining life expectancy, as appropriate, of the plan's participants.

One-time accounting impacts, such as curtailment and settlement losses (gains), are recognized immediately and are reclassified from Accumulated other comprehensive loss to Restructuring and other charges, net on the accompanying Statement of Consolidated Operations.

See Note O for more information regarding pension and other postretirement benefits including accounting impacts of current year actions.

Derivatives and Hedging. Derivatives are held for purposes other than trading and are part of a formally documented risk management program.

Alcoa accounts for hedges of firm customer commitments for aluminum and alumina as fair value hedges. The fair values of the derivatives and changes in the fair values of the underlying hedged items are reported as assets and liabilities in the Consolidated Balance Sheet. Changes in the fair values of these derivatives and underlying hedged items generally offset and are recorded each period in Sales, consistent with the underlying hedged item.

The Company accounts for certain hedges of foreign currency exposures and certain forecasted transactions as cash flow hedges. The fair values of the derivatives are recorded as assets and liabilities in the Consolidated Balance Sheet. The changes in the fair values of these derivatives are recorded in Accumulated other comprehensive loss and are reclassified to Sales, Cost of goods sold, or Other (income) expenses, net in the period in which earnings are impacted by the hedged items or in the period that the transaction no longer qualifies as a cash flow hedge. These contracts cover the same periods as known or expected exposures, generally not exceeding five years.

If no hedging relationship is designated, the derivative is marked to market through Other (income) expenses, net.

Cash flows from derivatives are recognized in the Statement of Consolidated Cash Flows in a manner consistent with the underlying transactions.

Income Taxes. The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, the provision for income taxes represents income taxes paid or payable (or received or receivable) for the current year plus the change in deferred taxes during the year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid, resulting from differences between the financial and tax bases of Alcoa's assets and liabilities, and are adjusted for changes in tax rates and tax laws when enacted.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not (greater than 50 percent) that a tax benefit will not be realized. In evaluating the need for a valuation allowance, management applies judgment in assessing all available positive and negative evidence and considers all potential sources of taxable income. Deferred tax assets for which no valuation allowance is recorded may not be realized upon changes in facts and circumstances, resulting in a future charge to establish a valuation allowance. Existing valuation allowances are re-examined under the same standards of positive and negative evidence. If it is determined that it is more likely than not that a deferred tax asset will be realized, the appropriate amount of the valuation allowance, if any, is released. Deferred tax assets and liabilities are also re-measured to reflect changes in underlying tax rates due to law changes and the granting and lapse of tax holidays.

Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the statute of limitations has expired or the appropriate taxing authority has completed their examination even though the statute of limitations remains open. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized.

Foreign Currency. The local currency is the functional currency for Alcoa's significant operations outside the United States, except for certain operations in Canada and Iceland, and certain trading and holding companies outside the United States, where the U.S. dollar is the functional currency. The determination of the functional currency for Alcoa's operations is made based on the appropriate economic and management indicators. Where local currency is the functional currency, assets and liabilities are translated into U.S. dollars using period end exchange rates and income and expenses are translated using the average exchange rates for the reporting period. Unrealized foreign currency translation gains and losses are deferred in Accumulated other comprehensive loss on the Consolidated Balance Sheet.

Recently Adopted Accounting Guidance. In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2023-09 which includes changes to income tax disclosures, including greater disaggregation of information in the rate reconciliation and disclosure of taxes paid by jurisdiction. The Company adopted this guidance retrospectively for the year ended December 31, 2025, which resulted in enhanced disclosures regarding income taxes for each of the periods presented (see Note Q) and did not have a material impact on the Company's financial position or results of operations.

Recently Issued Accounting Guidance. In December 2025, the FASB issued ASU No. 2025-10 which establishes authoritative guidance on the accounting for government grants received by business entities. The guidance is effective for annual periods beginning after December 15, 2028, and interim periods within those annual periods. Early adoption is permitted. Management does not expect the adoption of this guidance to have a material impact on the Company's financial position or results of operations.

In November 2024, the FASB issued ASU No. 2024-03 which requires detailed disclosures about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) included within commonly presented expense captions (including cost of goods sold; selling, general administrative, and other expense; and research and development expenses). The guidance is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The adoption of this guidance will not have a material impact on the Company's financial position or results of operations and will provide enhanced disclosures regarding expenses beginning in the Company's Annual Report on Form 10-K for the year ended December 31, 2027.

C. Acquisitions and Divestitures

Saudi Arabia Joint Venture

On July 1, 2025, Alcoa completed the sale of its full ownership interest of 25.1% in the Saudi Arabia joint venture, comprised of the Ma'aden Bauxite and Alumina Company (MBAC) and the Ma'aden Aluminium Company (MAC), to Ma'aden in exchange for total consideration of $1,350, comprised of 85,977,547 shares of Ma'aden (valued at SAR 52.35 per share at closing, or $1,200) and $150 in cash (related to taxes and transaction costs). The Company recorded a gain of $786, net of $18 in transaction costs, in Other (income) expenses, net on the Statement of Consolidated Operations for the year ended December 31, 2025 (see Note U). The receipt of shares is a non-cash investing activity and cash received is presented within investing activities in the Statement of Consolidated Cash Flows.

The shares of Ma'aden are presented as Noncurrent marketable securities on the Consolidated Balance Sheet, as they are subject to transfer and sale restrictions, including a restriction requiring Alcoa to hold its Ma'aden shares for a minimum of three years, with one-third of the shares becoming transferable after each of the third, fourth, and fifth anniversaries of the closing of the transaction (the Holding Period). During the Holding Period, Alcoa is permitted, under certain conditions, to hedge and borrow against its Ma'aden shares. Under certain circumstances, such minimum Holding Period may be reduced.

Subsequent to July 1, 2025, the fair value of the shares is based on the unadjusted quoted price on the Saudi Exchange (Tadawul). For the year ended December 31, 2025, the Company recorded a mark-to-market gain of $197 in Other (income) expenses, net (see Note U) on the Statement of Consolidated Operations related to changes in fair value of the shares. At December 31, 2025, the shares of Ma'aden were valued at SAR 60.95 per share, or $1,397.

San Ciprián Joint Venture

On March 31, 2025, Alcoa and Trento Equity Holdings, S.L.U. (Trento EQT), formerly known as IGNIS Equity Holdings, SL, entered into a joint venture agreement (the Agreement) whereby Alcoa owns 75% and continues as the managing operator and Trento EQT owns 25% of the San Ciprián operations.

Under the terms of the Agreement, Alcoa and Trento EQT contributed $81 (€75) and $27 (€25), respectively, to form the joint venture. Subsequent to formation of the joint venture on March 31, 2025, an additional $89 (€76) was funded for operations by Alcoa with a priority position in future cash returns. Further funding requires agreement by both partners, and to maintain their respective ownership in the joint venture, equity funding would be shared 75% by Alcoa and 25% by Trento EQT. In December 2025, Alcoa provided a mandatory convertible note of $153 (€130) to the joint venture that will convert to equity on or before September 1, 2026.

The formation of the joint venture was accounted for as an equity transaction where Trento EQT's noncontrolling interest was reflected as a decrease to Additional capital on the accompanying Consolidated Balance Sheet. Noncontrolling interest was measured at 25 percent of the net assets included in the joint venture at formation ($103), which includes the initial contributions described above ($108). Additionally, certain amounts related to foreign currency translation adjustments previously included within Accumulated other comprehensive loss ($31) were reclassified to Additional capital.

The Agreement also provides Trento EQT a put option whereby Trento EQT can require Alcoa Corporation to purchase from Trento EQT its 25% interest at the then fair market value upon certain change in control provisions. Alcoa classified the Noncontrolling interest within Mezzanine equity on the Consolidated Balance Sheet, as Trento EQT's redemption of the put option is not solely within the Company's control. Subsequent to formation of the joint venture on March 31, 2025, changes in the carrying value of Noncontrolling interest on the Consolidated Balance Sheet were solely comprised of the comprehensive loss attributable to Trento EQT's 25% interest, as a change in control of the San Ciprián operations was not deemed probable.

Alumina Limited Acquisition

On August 1, 2024, Alcoa completed the acquisition of all of the ordinary shares of Alumina Limited (Alumina Shares) through a wholly-owned subsidiary, AAC Investments Australia 2 Pty Ltd. At acquisition, Alumina Limited held a 40% ownership interest in the AWAC joint venture, consisting of several affiliated operating entities, which own, have an interest in, or operate the bauxite mines and alumina refineries within Alcoa Corporation's Alumina segment (except for the Poços de Caldas mine and refinery and portions of the São Luís refinery, all in Brazil) and a portion (55%) of the Portland (Australia) smelter within Alcoa Corporation's Aluminum segment. Upon completion of the Alumina Limited acquisition, Alumina Limited and, as a result, the operations held by the AWAC joint venture, became wholly-owned subsidiaries of Alcoa Corporation.

Under the Scheme Implementation Deed (the Agreement) entered into in March 2024, as amended in May 2024, holders of Alumina Shares received 0.02854 Alcoa CHESS Depositary Interests (CDIs) for each Alumina Share (the Agreed Ratio), except that i) holders of Alumina Shares represented by American Depositary Shares, each of which represented 4 Alumina Shares, received 0.02854 shares of Alcoa common stock and ii) a certain shareholder received, for certain of their Alumina Shares, 0.02854 shares of Alcoa non-voting convertible preferred stock. The Alcoa CDIs are quoted on the Australian Stock Exchange.

At closing, Alumina Shares outstanding of 2,760,056,014 and 141,625,403 were exchanged for 78,772,422 and 4,041,989 shares of Alcoa common stock and Alcoa preferred stock, respectively (see Note N). Based on Alcoa's closing share price as of July 31, 2024, the Agreed Ratio implied a value of A$1.45 per Alumina Share and aggregate purchase consideration of approximately $2,700 for Alumina Limited.

The transaction consisted in substance of the acquisition of Alumina Limited's noncontrolling interest in AWAC ($1,472), the assumption of Alumina Limited's indebtedness ($385, see Note M), the recognition of deferred tax assets ($121, see Note Q), and the acquisition of cash ($9) and other current liabilities ($1). The transaction was accounted for as an equity transaction where net assets acquired ($1,216) and transaction costs ($32) were reflected as an increase to Additional capital. Amounts related to Accumulated other comprehensive loss previously attributable to and included within Noncontrolling interest ($1,099) were reclassified to Accumulated other comprehensive loss. In the fourth quarter of 2024, the Company recognized an additional deferred tax asset (and a corresponding increase to Additional capital) of $95 (see Note Q).

Earnings attributable to Alumina Limited's ownership interest were recognized within Noncontrolling interest within Equity through July 31, 2024.

Warrick Rolling Mill

In March 2021, Alcoa completed the sale of its rolling mill located at Warrick Operations (Warrick Rolling Mill), an integrated aluminum manufacturing site near Evansville, Indiana (Warrick Operations), to Kaiser Aluminum Corporation (Kaiser) and recorded estimated liabilities for site separation commitments.

In 2025, 2024, and 2023 the Company recorded charges of $2, $32, and $17, respectively, in Other (income) expenses, net on the accompanying Statement of Consolidated Operations related to these commitments. During 2025, 2024, and 2023, the Company spent $8, $35, and $52, respectively, against the reserve. As of December 31, 2025, the obligation related to these commitments was substantially complete.

The cash spent against the reserve was included in Cash (used for) provided from financing activities on the Statement of Consolidated Cash Flows.

D. Restructuring and Other Charges, Net

Restructuring and other charges, net were comprised of the following:

	2025		2024		2023
Asset retirement obligations (R)	$	431	$	44	$	41
Asset impairments		340		5		50
Other costs		110		264		36
Environmental remediation (S)		38		5		27
Severance and employee termination costs		2		44		11
Settlements and/or curtailments related to retirement benefits (O)		(1)		(1)		21
Reversals of previously recorded charges		(2)		(20)		(2)
Restructuring and other charges, net	$	918	$	341	$	184

Severance and employee termination costs were recorded based on approved detailed action plans that specified positions to be eliminated, benefits to be paid under existing severance plans, union contracts or statutory requirements, and the expected timetable for completion of the plans.

2025 Actions. In 2025, Alcoa Corporation recorded Restructuring and other charges, net, of $918 which were primarily comprised of the following components:

- Charges:
  - $856 for the closure of the Kwinana (Australia) refinery (see below);
  - $39 to record additional asset requirement obligations (see Note R) and environmental remediation (see Note S) at previously closed sites;
  - $11 for certain employee obligations related to the February 2023 updated viability agreement reached with the workers' representatives of the San Ciprián aluminum smelter; and,
  - $10 for take-or-pay contract costs at previously closed sites;
- Reversals:
  - $2 due to lower costs for environmental remediation at a previously closed site (see Note S).

In September 2025, Alcoa announced the permanent closure of the Kwinana refinery, which had been fully curtailed since June 2024. The Company recorded charges of $856 in Restructuring and other charges, net on the Statement of Consolidated Operations, including $430 to establish reserves for asset retirement obligations (see Note R) and environmental remediation (see Note S), $265 to impair fixed assets, $75 to write-off the remaining net book value of other assets (see Note U), and $86 to accrue for other costs. Additionally, a charge of $39 was recorded in Cost of goods sold on the Statement of Consolidated Operations to write down remaining inventories to net realizable value.

Cash outlays for other costs and severance and employee termination costs related to the full curtailment (see 2024 actions below) and closure of the Kwinana refinery were $179 and $136 in 2025 and 2024, respectively. Additional cash outlays for other costs and severance and employee termination costs of approximately $50 are expected through 2031 with approximately $25 to be spent in 2026.

The Kwinana refinery had approximately 220 employees at the time of the closure announcement and this number was reduced to approximately 190 employees as of December 31, 2025, including approximately 10 employees that were redeployed to other Alcoa operations. The number of employees will be further reduced during 2026 as the closure progresses, and certain employees will remain beyond 2026 to prepare the site for future redevelopment. Associated severance costs were previously recorded in the first quarter of 2024.

2024 Actions. In 2024, Alcoa Corporation recorded Restructuring and other charges, net, of $341 which were primarily comprised of the following components:

- Charges:
  - $287 for the curtailment of the Kwinana refinery (see below);
  - $40 to record additional asset retirement obligations (see Note R) and environmental remediation (see Note S) at previously closed sites;
  - $22 for take-or-pay contract costs at a previously closed site; and,
  - $12 for contract termination costs at the closed Intalco (Washington) smelter;
- Reversals:
  - $20 due to lower costs for environmental remediation (see Note S) and asset retirement obligations (see Note R) at the Intalco smelter and a previously closed site.

In June 2024, Alcoa completed the full curtailment of the Kwinana refinery, as planned, which was announced in January 2024. As of March 2024, the refinery had approximately 780 employees and this number was reduced to approximately 250 through the fourth quarter of 2024. In addition to the employees separating as a result of the curtailment, approximately 290 employees have terminated through the productivity program announced in the third quarter of 2023 or redeployed to other Alcoa operations. The Company recorded net charges of $287 in Restructuring and other charges, net on the Statement of Consolidated Operations comprised of other costs of $232 for water management costs ($220) and take-or-pay contracts ($12), severance and employee termination costs of $41, asset retirement obligations of $9 (see Note R), and asset impairments of $5.

2023 Actions. In 2023, Alcoa Corporation recorded Restructuring and other charges, net, of $184 which were primarily comprised of the following components:

- Non-cash settlement charges related to pension benefits (see Note O):
  - o $21 related to the purchase of group annuity contracts to transfer approximately $235 of pension obligations and assets associated with defined benefit pension plans for approximately 530 Canadian retirees and beneficiaries;
- Charges:
  - o $101 for the permanent closure of the previously curtailed Intalco smelter (see below);
  - o $53 for the updated viability agreement for the San Ciprián smelter;
  - o $19 benefit for the sale of unused carbon credits at a previously closed site;
  - o $17 to record additional environmental remediation and asset retirement obligations at previously closed sites (see Note R and Note S);
  - o $11 for employee termination and severance costs, primarily related to the Kwinana refinery productivity program (see below);
  - o $1 to record additional asset retirement obligations at Warrick Operations (Indiana) (see Note R); and,
  - o $1 for additional take-or-pay contract costs at a previously closed site and the Intalco smelter;
- Reversals:
  - o $2 due to lower costs for demolition obligations at previously closed sites (see Note R).

In December 2023, Alcoa began the closure of a line at its Warrick Operations site that had not operated since 2016 to allow for future capital investments to improve casting capabilities. The Company recorded a charge of $1 in Restructuring and other charges, net on the Statement of Consolidated Operations to establish reserves related to demolition obligations. Additionally, Alcoa recorded $1 in Cost of goods sold on the Statement of Consolidated Operations to write-off the remaining net book value of related inventory.

In September 2023, the Company initiated productivity programs across its operations in Australia to mitigate the financial impacts of lower grade bauxite and to optimize operating levels. In connection with this program, the Company recorded Restructuring and other charges, net of $6 for employee termination and severance costs for approximately 90 employees at the Kwinana refinery. This program was completed in September 2024.

In March 2023, Alcoa Corporation announced the closure of the Intalco aluminum smelter, which had been fully curtailed since 2020. The Company recorded charges of $117 related to the closure, including a charge of $16 in Cost of goods sold on the Statement of Consolidated Operations to write-down remaining inventories to net realizable value and a charge of $101 in Restructuring and other charges, net on the Statement of Consolidated Operations. The restructuring charges were comprised of asset impairments of $50, environmental remediation and demolition obligations of $50, and severance and employee termination costs of $1 for the separation of approximately 12 employees.

In February 2023, the Company reached an updated viability agreement with the workers' representatives of the San Ciprián smelter to commence the restart process in phases beginning in January 2024. The smelter was curtailed in January 2022 as a result of an agreement reached with the workers' representatives in December 2021. Under the terms of the updated viability agreement, the Company is responsible for certain employee obligations during 2023 through 2025 and capital improvements. In 2025, 2024, and 2023, the Company recorded charges of $11, $0, and $53, respectively, in Restructuring and other charges, net on the Statement of Consolidated Operations related to reserves for these employee obligations. During 2025, 2024, and 2023, cash outlays related to these obligations were $21, $34, and $7, respectively, with $2 expected in 2026. At December 31, 2025, the Company had restricted cash of $75 to be made available for remaining capital improvement commitments and smelter restart costs, under the terms of the December 2021 and February 2023 viability agreements. Restricted cash is included in Prepaid expenses and other current assets and Other noncurrent assets on the Consolidated Balance Sheet (see Note U). Cash payments in 2023 also included $31 related to certain employee obligations under the December 2021 agreement; cash payments related to these obligations were complete as of December 31, 2023.

Alcoa Corporation does not include Restructuring and other charges, net in the results of its reportable segments. The impact of allocating such charges to segment results would have been as follows:

	2025	2024	2023
Alumina	$ 847	$ 287	$ 8
Aluminum	11	—	169
Segment total	858	287	177
Corporate	60	54	7
Total Restructuring and other charges, net	$ 918	$ 341	$ 184

Activity and reserve balances for restructuring charges were as follows:

	Severance and employee termination costs		Other costs		Total	
Balances at December 31, 2022	$	1	$	116	$	117
Restructuring charges, net		11		55		66
Cash payments[1]		(6)		(118)		(124)
Reversals and other		—		4		4
Balances at December 31, 2023		6		57		63
Restructuring charges, net		44		264		308
Cash payments		(38)		(145)		(183)
Reversals and other		1		(8)		(7)
Balances at December 31, 2024		13		168		181
Restructuring charges, net		2		107		109
Cash payments		(4)		(208)		(212)
Reversals and other		—		7		7
Balances at December 31, 2025	$	11	$	74	$	85

[1] Cash payments in 2023 also include $76 to the former employees of the divested Avilés and La Coruña (Spain) facilities to settle various legal disputes related to the 2019 divesture, in accordance with the Global Settlement Agreement.

The activity and reserve balances include only Restructuring and other charges, net that impacted the reserves for Severance and employee termination costs and Other costs. Restructuring and other charges, net that affected other accounts such as Accrued pension benefits and Accrued other postretirement benefits (see Note O), Asset retirement obligations (see Note R), Environmental remediation (see Note S), and Other noncurrent assets (see Note U) are excluded from the above activity and balances. Reversals and other includes reversals of previously recorded liabilities and foreign currency translation impacts.

The current portion of the reserve balance is reflected in Other current liabilities on the Consolidated Balance Sheet and the noncurrent portion of the reserve balance is reflected in Other noncurrent liabilities and deferred credits on the Consolidated Balance Sheet. The noncurrent portion of the reserve was $34 and $8 at December 31, 2025 and 2024, respectively.

E. Segment and Related Information

Segment Information

Alcoa Corporation is a producer of bauxite, alumina, and aluminum products. The Company has two operating and reportable segments: (i) Alumina and (ii) Aluminum. The primary measure of performance reported to Alcoa Corporation's President and Chief Executive Officer, identified as the Company's chief operating decision maker (CODM), is Adjusted EBITDA (Earnings before interest, taxes, depreciation, and amortization) for each segment.

The Company calculates Segment Adjusted EBITDA as Total sales (third-party and intersegment) minus the following items: Cost of goods sold; Selling, general administrative, and other expenses; and Research and development expenses. Alcoa Corporation's Segment Adjusted EBITDA may not be comparable to similarly titled measures of other companies. The CODM regularly reviews Segment Adjusted EBITDA to assess performance and allocate resources (including employees, property, and financial or capital resources) in the planning and strategic review process. The CODM evaluates actual results versus the annual plan, most recent forecast, and prior period results when making decisions about allocating resources.

Segment assets include, among others, customer receivables (third-party and intersegment), inventories, properties, plants, and equipment, and equity investments. The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (see Note B). Transactions between segments are established based on negotiation between the parties. Differences between segment totals and Alcoa Corporation's consolidated totals for line items not reconciled are in Corporate.

The following are detailed descriptions of Alcoa Corporation's reportable segments:

Alumina. This segment represents the Company's global bauxite mining operations and worldwide refining system, which processes bauxite into alumina.

A portion of this segment's bauxite production represents the offtake from an equity method investment in Guinea, as well as Alcoa's share of bauxite production related to an equity investment in Saudi Arabia (prior to the sale of Alcoa's interest in the Saudi Arabia joint venture in July 2025). Bauxite mined is primarily used internally within the Alumina segment; a portion of the bauxite is sold to external customers. Bauxite sales to third-parties are conducted on a contract basis.

The alumina produced by this segment is sold primarily to internal and external aluminum smelter customers; a portion of the alumina is sold to external customers who process it into industrial chemical products. Approximately two-thirds of Alumina's production is sold under supply contracts to third parties worldwide, while the remainder is used internally by the Aluminum segment. Alumina produced by this segment and used internally is transferred to the Aluminum segment at prevailing market prices. A portion of this segment's third-party sales are completed through alumina traders.

Generally, this segment's sales are transacted in U.S. dollars while costs and expenses are transacted in the local currency of the respective operations, which are the Australian dollar, the Brazilian real, and the euro.

This segment also included Alcoa's 25.1% ownership interest in a mining and refining joint venture company in Saudi Arabia prior to the sale of Alcoa's interest on July 1, 2025 (see Note C and Note H).

Aluminum. This segment consists of the Company's (i) worldwide smelting and casthouse system, which processes alumina into primary aluminum, and (ii) portfolio of energy assets in Brazil, Canada, and the United States.

Aluminum's combined smelting and casting operations produce primary aluminum products, nearly all of which are sold to external customers and traders. The smelting operations produce molten primary aluminum, which is then formed by the casting operations into either commodity grade ingot (e.g., t-bar, sow, standard ingot) or into value-add ingot products (e.g., foundry, billet, rod, and slab). A variety of external customers purchase the primary aluminum products for use in fabrication operations, which produce products primarily for the transportation, building and construction, packaging, wire, and other industrial markets. Results from the sale of aluminum powder and scrap are also included in this segment, as well as the impacts of embedded aluminum derivatives (see Note P) related to power contracts.

The energy assets supply power to external customers in Brazil and the United States, as well as internal customers in the Aluminum segment (Warrick (Indiana) smelter and Baie-Comeau (Canada) smelter) and, to a lesser extent, the Alumina segment (Brazilian refineries).

Generally, this segment's aluminum sales are transacted in U.S. dollars while costs and expenses of this segment are transacted in the local currency of the respective operations, which are the Canadian dollar, the U.S. dollar, the Icelandic króna, the Brazilian real, the Norwegian krone, the Australian dollar, and the euro.

This segment also included Alcoa Corporation's 25.1% ownership interest in a smelting joint venture company in Saudi Arabia prior to the sale of Alcoa's interest on July 1, 2025 (see Note C and Note H).

The operating results, capital expenditures, and assets of Alcoa Corporation's reportable segments were as follows:

		Alumina		Aluminum		Total
2025						
Sales:						
Third-party sales	$	4,447	$	8,359	$	12,806
Intersegment sales		2,110		20		2,130
Total sales	$	6,557	$	8,379	$	14,936
Adjusted operating costs[1]		3,061		6,107		9,168
Other segment items[2]		2,614		1,214		3,828
Segment Adjusted EBITDA	$	882	$	1,058	$	1,940
Supplemental information:						
Depreciation, depletion, and amortization	$	330	$	270	$	600
Equity income (loss)		6		(3)		3
Capital expenditures		320		255		575
2024						
Sales:						
Third-party sales	$	4,662	$	7,230	$	11,892
Intersegment sales		2,263		16		2,279
Total sales	$	6,925	$	7,246	$	14,171
Adjusted operating costs[1]		3,110		5,488		8,598
Other segment items[2]		2,407		1,101		3,508
Segment Adjusted EBITDA	$	1,408	$	657	$	2,065
Supplemental information:						
Depreciation, depletion, and amortization	$	348	$	272	$	620
Equity income (loss)		22		(5)		17
Capital expenditures		367		197		564
2023						
Sales:						
Third-party sales	$	3,613	$	6,925	$	10,538
Intersegment sales		1,648		15		1,663
Total sales	$	5,261	$	6,940	$	12,201
Adjusted operating costs[1]		3,487		5,281		8,768
Other segment items[2]		1,501		1,198		2,699
Segment Adjusted EBITDA	$	273	$	461	$	734
Supplemental information:						
Depreciation, depletion, and amortization	$	333	$	277	$	610
Equity loss		(48)		(106)		(154)
Capital expenditures		323		198		521
2025						
Assets:						
Equity investments	$	243	$	230	$	473
Total assets		5,671		6,151		11,822
2024						
Assets:						
Equity investments	$	420	$	546	$	966
Total assets		6,138		6,129		12,267

[1] Adjusted operating costs include all production related costs for alumina or aluminum produced and shipped: raw materials consumed; conversion costs, such as labor, materials, and utilities; and plant administrative expenses.
[2] Other segment items include costs associated with trading activity, the Alumina segment's purchase of bauxite from offtake or other supply agreements, the Alumina segment's commercial shipping services, and the Aluminum segment's energy assets; other direct and non-production related charges including tariff costs; Selling, general administrative, and other expenses; and Research and development expenses.

The following tables reconcile certain segment information to consolidated totals:

		2025		2024		2023
Sales:						
Total segment sales	$	14,936	$	14,171	$	12,201
Elimination of intersegment sales		(2,130)		(2,279)		(1,663)
Other		25		3		13
Consolidated sales	$	12,831	$	11,895	$	10,551

		2025		2024		2023
Net income (loss) attributable to Alcoa Corporation:						
Total Segment Adjusted EBITDA	$	1,940	$	2,065	$	734
Unallocated amounts:						
Transformation[1]		(80)		(62)		(80)
Intersegment eliminations		252		(231)		7
Corporate expenses[2]		(150)		(160)		(133)
Provision for depreciation, depletion, and amortization		(623)		(642)		(632)
Impairment of goodwill (B & L)		(144)		—		—
Restructuring and other charges, net (D)		(918)		(341)		(184)
Interest expense (U)		(158)		(156)		(107)
Other income (expenses), net (U)		1,057		(91)		(134)
Other[3]		(112)		(93)		(55)
Consolidated income (loss) before income taxes		1,064		289		(584)
Benefit from (provision for) income taxes (Q)		55		(265)		(189)
Net loss attributable to noncontrolling interest		38		36		122
Consolidated net income (loss) attributable to Alcoa Corporation	$	1,157	$	60	$	(651)

[1] Transformation includes, among other items, the Adjusted EBITDA of previously closed operations.
[2] Corporate expenses are composed of general administrative and other expenses of operating the corporate headquarters and other global administrative facilities, as well as research and development expenses of the corporate technical center.
[3] Other includes certain items that are not included in the Adjusted EBITDA of the reportable segments.

December 31,		2025		2024
Assets:				
Total segment assets	$	11,822	$	12,267
Elimination of intersegment receivables		(162)		(364)
Unallocated amounts:				
Cash and cash equivalents		1,597		1,138
Noncurrent marketable securities		1,397		—
Deferred income taxes		687		284
Corporate fixed assets, net		414		366
Pension assets		131		128
Corporate goodwill		—		139
Other		243		106
Consolidated assets	$	16,129	$	14,064

Product Information

Alcoa Corporation has four product divisions as follows:

Bauxite—Bauxite is a reddish clay rock that is mined from the surface of the earth's terrain. This ore is the basic raw material used to produce alumina and is the primary source of aluminum.

Alumina—Alumina is an oxide that is extracted from bauxite and is the basic raw material used to produce primary aluminum. This product can also be consumed for non-metallurgical purposes, such as industrial chemical products.

Primary aluminum—Primary aluminum is metal in the form of a commodity grade ingot or a value-add ingot (e.g., foundry, billet, rod, and slab). These products are sold primarily to customers that produce products for the transportation, building and construction, packaging, wire, and other industrial markets, and traders.

Energy—Energy is the generation of electricity, which is sold in the wholesale market to traders, large industrial consumers, distribution companies, and other generation companies.

The following table represents the general commercial profile of the Company's Bauxite, Alumina, and Primary aluminum product divisions (see text below table for Energy):

Product division	Pricing components	Shipping terms[3]	Payment terms[4]
Bauxite	Negotiated	FOB/CIF	LC Sight
Alumina:			
Smelter grade	API[1]/spot/fixed	FOB/CIF	LC Sight/CAD/Net 30 days
Non-metallurgical	Negotiated	FOB/CIF	Net 30 days
Primary aluminum:			
Commodity grade ingot	LME + Regional premium[2]	DAP/CIF/DDP	Net 30 to 45 days
Value add ingot	LME + Regional premium + Product premium[2]	DAP/CIF/DDP	Net 30 to 45 days

[1] API (Alumina Price Index) is a pricing mechanism that is calculated by the Company based on the weighted average of a prior month's daily spot prices published by the following three indices: CRU Metallurgical Grade Alumina Price, Platts Metals Daily Alumina PAX Price, and FastMarkets Metal Bulletin Non-Ferrous Metals Alumina Index.

[2] LME (London Metal Exchange) is a globally recognized exchange for commodity trading, including aluminum. The LME pricing component represents the underlying base metal component, based on quoted prices for aluminum on the exchange. The regional premium represents the incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (e.g., the Midwest premium for metal sold in the United States). The product premium represents the incremental price for receiving physical metal in a particular shape or alloy.

[3] CIF (cost, insurance, and freight) means that the Company pays for these items until the product reaches the buyer's designated destination point related to transportation by vessel. DAP (delivered at place) means the same as CIF related to all methods of transportation. FOB (free on board) means that the Company pays for costs, insurance, and freight until the product reaches the seller's designated shipping point. DDP (delivered duty paid) means that the Company pays for all costs and risks, including export and import clearance, transport costs, and customs formalities, until the product reaches the buyer's designated destination point.

[4] The net number of days means that the customer is required to remit payment to the Company for the invoice amount within the designated number of days. LC Sight is a letter of credit that is payable immediately (usually within five to ten business days) after a seller meets the requirements of the letter of credit (i.e. shipping documents that evidence the seller performed its obligations as agreed to with a buyer). CAD (cash against documents) is a payment arrangement in which a seller instructs a bank to provide shipping and title documents to the buyer at the time the buyer pays in full the accompanying bill of exchange.

For the Company's Energy product division, sales of electricity are based on current market prices. Electricity is provided to customers on demand through a national or regional power grid; the customer simultaneously receives and consumes the electricity. Payment terms are generally within 10 days related to the previous 30 days of electricity consumption.

The following table details Alcoa Corporation's Sales by product division:

		2025		2024		2023
Sales:						
Aluminum	$	8,515	$	7,359	$	7,045
Alumina		3,662		4,246		3,103
Bauxite		727		376		466
Energy		190		147		118
Other[1]		(263)		(233)		(181)
	$	12,831	$	11,895	$	10,551

[1] Other includes realized gains and losses related to embedded derivative instruments designated as cash flow hedges of forward sales of aluminum (see Note P).

Geographic Area Information

Geographic information for Third-party sales was as follows (based upon the country where the point of sale originated):

		2025		2024		2023
Sales:						
United States[1]	$	6,115	$	5,365	$	4,993
Australia		3,011		3,128		2,240
Netherlands[2]		2,342		2,193		2,261
Brazil		1,020		878		735
Spain		318		293		289
Other		25		38		33
	$	12,831	$	11,895	$	10,551

[1] Sales of a portion of the alumina from refineries in Australia and Brazil, most of the aluminum from smelters in Canada, and aluminum off-take related to an interest in the Saudi Arabia joint venture (prior to Alcoa's sale of its 25.1% interest in the Saudi Arabia joint venture on July 1, 2025) (see Note C and Note H), occurred in the United States.
[2] Sales of aluminum from smelters in Iceland and Norway occurred in the Netherlands.

Geographic information for long-lived assets was as follows (based upon the physical location of the assets):

December 31,		2025		2024
Long-lived assets:				
Australia	$	2,027	$	1,947
Brazil		1,467		1,354
Canada		931		903
Iceland		846		901
United States		773		749
Norway		342		288
Spain		311		244
Other		3		3
	$	6,700	$	6,389

F. Earnings Per Share

Following the issuance of preferred stock on August 1, 2024 (see Note N), basic earnings per share (EPS) was calculated using the two-class method. Under the two-class method, earnings are allocated to Alcoa common stock and preferred stock based on the pro-rata share of each class outstanding. Diluted EPS assumes the issuance of common stock for all potentially dilutive share equivalents outstanding. Diluted EPS is calculated under both the two-class and if-converted methods, and the more dilutive amount is reported.

In 2025 and 2024, dividends paid on preferred stock were $1 and $1, respectively, and undistributed earnings of $15 and $3, respectively, were allocated to preferred stock under the two-class method.

In the fourth quarter 2025, all issued and outstanding shares of preferred stock were converted into common stock, and no preferred stock remained issued and outstanding at December 31, 2025 (see Note N).

The share information used to compute basic and diluted EPS attributable to Alcoa Corporation common shareholders was as follows (shares in millions):

	2025	2024	2023
Average shares outstanding—basic	259	212	178
Effect of dilutive securities:			
Stock options	—	—	—
Stock units	2	2	—
Average shares outstanding—diluted	261	214	178

In 2023, basic average shares outstanding and diluted average shares outstanding were the same because the effect of potential shares of common stock was anti-dilutive. Had Alcoa generated net income in 2023, three million common share equivalents related to three million outstanding stock units and stock options combined would have been included in diluted average shares outstanding for the period.

G. Accumulated Other Comprehensive Loss

The following table details the activity of the three components that comprise Accumulated other comprehensive loss for Alcoa Corporation's shareholders and Noncontrolling interest:

	Alcoa Corporation			Noncontrolling interest		
	2025	2024	2023	2025	2024	2023
Pension and other postretirement benefits (O)						
Balance at beginning of period	$ (11)	$ —	$ 62	$ —	$ (15)	$ (5)
Other comprehensive (loss) income:						
Unrecognized net actuarial gain/loss and prior service cost/benefit	(92)	(17)	(112)	—	5	(13)
Tax benefit (expense)[2]	3	(4)	17	—	(2)	2
Total Other comprehensive (loss) income before reclassifications, net of tax	(89)	(21)	(95)	—	3	(11)
Amortization of net actuarial gain/loss and prior service cost/benefit[1]	26	21	39	—	1	1
Tax expense[2]	—	—	(6)	—	—	—
Total amount reclassified from Accumulated other comprehensive loss, net of tax[7]	26	21	33	—	1	1
Total Other comprehensive (loss) income	(63)	—	(62)	—	4	(10)
Acquisition of noncontrolling interest (C)	—	(11)	—	—	11	—
Balance at end of period	$ (74)	$ (11)	$ —	$ —	$ —	$ (15)
Foreign currency translation						
Balance at beginning of period	$ (4,194)	$ (2,593)	$ (2,685)	$ —	$ (983)	$ (1,040)
Other comprehensive income (loss)	445	(513)	92	11	(105)	57
Acquisition of noncontrolling interest (C)	—	(1,088)	—	—	1,088	—
Joint venture formation (C)	(31)	—	—	—	—	—
Balance at end of period	$ (3,780)	$ (4,194)	$ (2,593)	$ 11	$ —	$ (983)
Cash flow hedges (P)						
Balance at beginning of period	$ (905)	$ (1,052)	$ (916)	$ —	$ —	$ 1
Other comprehensive (loss) income:						
Net change from periodic revaluations	(870)	(93)	(295)	—	—	—
Tax benefit[2]	137	7	70	—	—	—
Total Other comprehensive loss before reclassifications, net of tax	(733)	(86)	(225)	—	—	—
Net amount reclassified to earnings:						
Aluminum contracts[3]	357	290	181	—	—	—
Financial contracts[4]	16	—	(20)	—	—	—
Interest rate contracts[5]	—	(1)	(5)	—	—	(1)
Foreign exchange contracts[6]	1	(1)	(26)	—	—	—
Sub-total	374	288	130	—	—	(1)
Tax expense[2]	(71)	(55)	(41)	—	—	—
Total amount reclassified from Accumulated other comprehensive loss, net of tax[7]	303	233	89	—	—	(1)
Total Other comprehensive (loss) income	(430)	147	(136)	—	—	(1)
Balance at end of period	$ (1,335)	$ (905)	$ (1,052)	$ —	$ —	$ —
Total Accumulated other comprehensive (loss) income	$ (5,189)	$ (5,110)	$ (3,645)	$ 11	$ —	$ (998)

[1] These amounts were included in the computation of net periodic benefit cost for pension and other postretirement benefits. The amounts related to settlements and/or curtailments of certain pension benefits for Alcoa Corporation include ($1), ($1), and $21 for the years ended December 31, 2025, 2024, and 2023, respectively (see Note O). The amounts related to settlements and/or curtailments of certain pension benefits for Noncontrolling interest were immaterial for the years ended December 31, 2025, 2024, and 2023.

[2] These amounts were reported in (Benefit from) provision for income taxes on the accompanying Statement of Consolidated Operations.

[3] These amounts were reported in Sales on the accompanying Statement of Consolidated Operations.

[4] These amounts were reported in Cost of goods sold on the accompanying Statement of Consolidated Operations.

[5] These amounts were included in Other (income) expenses, net on the accompanying Statement of Consolidated Operations.

[6] In 2025, $1 was reported in Sales on the accompanying Statement of Consolidated Operations. In 2024, $1 was reported in Cost of goods sold and ($2) was reported in Sales on the accompanying Statement of Consolidated Operations. In 2023, $5 was reported in Cost of goods sold and ($31) was reported in Sales on the accompanying Statement of Consolidated Operations.

[7] A positive amount indicates a corresponding charge to earnings and a negative amount indicates a corresponding benefit to earnings.

H. Investments

December 31,		2025		2024
Equity investments	$	477	$	970
Other investments[1]		—		10
	$	477	$	980

[1] In May 2025, Alcoa sold a non-core investment for total cash consideration of $13, resulting in a gain of $3 within Other (income) expenses, net. Cash received of $11 is presented within investing activities in the Statement of Consolidated Cash Flows. The remaining $2 is expected to be received in May 2026 and was included in Other receivables on the Consolidated Balance Sheet at December 31, 2025.

Equity Investments. The following table summarizes information of Alcoa Corporation's equity investments as of December 31, 2025 and 2024. In 2025, 2024, and 2023, Alcoa Corporation received $34, $37, and $51, respectively, in dividends from these equity investments. Each of the investees either owns the facility listed or has an ownership interest in an entity that owns the facility listed:

Investee	Country	Nature of investment	Income Statement Location of Equity Earnings	Ownership interest
Ma'aden Aluminium Company[1]	Saudi Arabia	Aluminum smelter and casthouse	Other (income) expenses, net	25.1%
Ma'aden Bauxite and Alumina Company[1]	Saudi Arabia	Bauxite mine and alumina refinery	Other (income) expenses, net	25.1%
Halco Mining, Inc.	Guinea	Bauxite mine	Cost of goods sold	45%
Energética Barra Grande S.A.	Brazil	Hydroelectric generation facility	Cost of goods sold	42.18%
Pechiney Reynolds Quebec, Inc.	Canada	Aluminum smelter	Cost of goods sold	50%
Serra do Facão Energia S/A	Brazil	Hydroelectric generation facility	Cost of goods sold	34.97%
Manicouagan Power Limited Partnership	Canada	Hydroelectric generation facility	Cost of goods sold	40%
Elysis® Limited Partnership	Canada	Aluminum smelting technology	Other (income) expenses, net	48.235%

[1] On July 1, 2025, Alcoa completed the sale of its full ownership interest of 25.1% in the Saudi Arabia joint venture, comprised of MBAC and MAC, to Ma'aden (see Note C).

Saudi Arabia Joint Venture—Alcoa Corporation and Ma'aden had a 30-year (from December 2009) joint venture shareholders agreement that set forth the terms for development, construction, ownership, and operation of an integrated aluminum complex in Saudi Arabia. The complex includes a bauxite mine from the Al Ba'itha bauxite deposit in the northern part of Saudi Arabia, an alumina refinery, and a primary aluminum smelter.

On July 1, 2025, Alcoa completed the sale of its full ownership interest of 25.1% in the Saudi Arabia joint venture, comprised of MBAC and MAC, to Ma'aden in exchange for issuance by Ma'aden of 85,977,547 shares (valued at SAR 52.35 per share at closing, or $1,200) and $150 in cash (related to taxes and transaction costs) (see Note C). Upon completion of the sale, MBAC and MAC became wholly-owned by Ma'aden.

The results for the Saudi Arabia joint venture for the year ended December 31, 2023 include a charge related to the settlement of a dispute with an industrial utility for periods in 2021 and 2022. Alcoa's share of this charge was $41 which is included in Other (income) expenses, net on the Statement of Consolidated Operations for the year ended December 31, 2023.

As of December 31, 2024, the carrying value of Alcoa's investment in this joint venture was $544.

ELYSIS Limited Partnership—In June 2018, Alcoa Corporation, Rio Tinto Alcan Inc. (Rio Tinto), and Investissement Québec, a company wholly-owned by the Government of Québec, Canada, launched the ELYSIS Limited Partnership (ELYSIS). The purpose of ELYSIS is to advance larger scale development and commercialization of its patent-protected technology that eliminates direct greenhouse gas emissions from the traditional aluminum smelting process and, instead, emits oxygen. Alcoa and Rio Tinto, as general partners, each own a 48.235% stake in ELYSIS, and Investissement Québec, as a limited partner, owns a 3.53% stake.

Through December 31, 2025, the Company has contributed $207 (C$279) toward its investment commitment in ELYSIS. The Company's basis in the investment has been reduced to zero for its share of losses incurred to date. In addition to cash contributions, Alcoa is contributing approximately $3 annually to cover overhead expenses incurred by Alcoa and charged to the joint venture. As a result, the Company has $62 in unrecognized losses as of December 31, 2025 that will be recognized upon additional contributions into the partnership.

The following table summarizes the profit and loss data for the respective periods ended December 31, as it relates to Alcoa Corporation's equity investments. Information shown for the Saudi Arabia Joint Venture for all periods presented includes the combined balances for MAC and MBAC. The investments are grouped based on the nature of the investment. The Mining investments are part of the Alumina segment, while the Energy and Other investments are primarily part of the Aluminum segment.

	Saudi Arabia Joint Venture[1]		Mining		Energy		Other
2025							
Sales	$	1,780	$	660	$	240	$	468
Cost of goods sold		1,462		449		115		425
Net income (loss)		5		58		109		(83)
Equity in net income (loss) of affiliated companies, before reconciling adjustments		1		26		42		(39)
Other		—		(2)		2		(6)
Alcoa Corporation's equity in net income (loss) of affiliated companies		1		24		44		(45)
2024							
Sales	$	3,328	$	573	$	240	$	463
Cost of goods sold		2,681		432		107		419
Net income (loss)		134		26		112		(68)
Equity in net income (loss) of affiliated companies, before reconciling adjustments		34		12		44		(32)
Other		(21)		—		(6)		9
Alcoa Corporation's equity in net income (loss) of affiliated companies		13		12		38		(23)
2023							
Sales	$	2,726	$	670	$	236	$	464
Cost of goods sold		2,550		446		118		425
Net (loss) income		(457)		50		100		(97)
Equity in net (loss) income of affiliated companies, before reconciling adjustments		(115)		23		39		(46)
Other		(43)		—		1		(9)
Alcoa Corporation's equity in net (loss) income of affiliated companies		(158)		23		40		(55)

[1] These amounts do not include the financial information of the Saudi Arabia joint venture after July 1, 2025, due to the sale of Alcoa's ownership interest (see Note C).

The following table summarizes the balance sheet data for the respective periods ended December 31, as it relates to Alcoa Corporation's equity investments.

	Saudi Arabia Joint Venture[1]		Mining		Energy		Other
2025							
Current assets	$	—	$	3	$	138	$	203
Noncurrent assets		—		508		244		785
Current liabilities		—		2		15		80
Noncurrent liabilities		—		35		44		121
2024							
Current assets	$	1,456	$	4	$	99	$	177
Noncurrent assets		7,035		454		240		777
Current liabilities		1,227		4		16		85
Noncurrent liabilities		4,534		35		35		120

[1] On July 1, 2025, Alcoa completed the sale of its full ownership interest of 25.1% in the Saudi Arabia joint venture, comprised of MBAC and MAC, to Ma'aden (see Note C).

I. Receivables

In November 2025, a wholly-owned special purpose entity (SPE) of the Company amended an agreement with a financial institution to increase the amount of certain customer receivables that can be transferred without recourse on a revolving basis from $150 to $175 and to extend the maturity to November 13, 2026. The agreement was initially entered into in 2023. Company subsidiaries sell customer receivables to the SPE, which then transfers the receivables to the financial institution. The Company does not maintain effective control over the transferred receivables and therefore accounts for the transfers as sales of receivables.

Alcoa Corporation guarantees the performance obligations of the Company subsidiaries, and unsold customer receivables are pledged as collateral to the financial institution to secure the sold receivables. The SPE held unsold customer receivables of $486 and $247 pledged as collateral against the sold receivables as of December 31, 2025 and 2024, respectively.

The Company continues to service the customer receivables that were transferred to the financial institution. As Alcoa collects customer payments, the SPE transfers additional receivables to the financial institution rather than remitting cash.

In 2025, the Company sold gross customer receivables of $910, and reinvested collections of $910 from previously sold receivables, resulting in no net cash remittance to or proceeds from the financial institution.

In 2024, the Company sold gross customer receivables of $1,186, and reinvested collections of $1,170 from previously sold receivables, resulting in net cash proceeds from the financial institution of $16.

In 2023, the Company sold gross customer receivables of $591, and reinvested collections of $477 from previously sold receivables, resulting in net cash proceeds from the financial institution of $114.

Cash collections from previously sold receivables yet to be reinvested of $69 and $50 were included in Accounts payable, trade on the Consolidated Balance Sheet as of December 31, 2025 and 2024, respectively. Cash received from sold receivables under the agreement are presented within operating activities in the Statement of Consolidated Cash Flows.

J. Inventories

December 31,		2025		2024
Finished goods	$	394	$	406
Work-in-process		282		251
Bauxite and alumina		580		551
Purchased raw materials		633		546
Operating supplies		288		244
	$	2,177	$	1,998

K. Properties, Plants, and Equipment, Net

December 31,		2025		2024
Land and land rights, including mines	$	247	$	233
Structures (by type of operation):				
Bauxite mining and alumina refining		4,046		3,736
Aluminum smelting and casting		3,264		3,214
Energy generation		341		334
Other		357		344
		8,008		7,628
Machinery and equipment (by type of operation):				
Bauxite mining and alumina refining		4,386		4,218
Aluminum smelting and casting		5,840		5,551
Energy generation		872		855
Other		276		453
		11,374		11,077
		19,629		18,938
Less: accumulated depreciation, depletion, and amortization		13,837		13,161
		5,792		5,777
Construction work-in-progress		908		612
	$	6,700	$	6,389

L. Goodwill and Other Intangible Assets

Management performed a quantitative assessment for the Alumina reporting unit in the fourth quarter of 2025. As a result of the assessment, the Company recorded a charge of $144 in Impairment of goodwill on the Statement of Consolidated Operations for the year ended December 31, 2025, reducing the amount of goodwill for the Alumina reporting unit to zero.

The goodwill impairment was primarily a result of declining alumina prices, increased capital expenditures primarily related to mine moves and mine reclamation in Australia, and an increase in the discount rate. Following a peak in the fourth quarter of 2024 primarily due to supply disruptions, alumina prices decreased in the first quarter of 2025 and declined further in the fourth quarter of 2025 driven by a global supply surplus, largely due to refinery expansions in China and Indonesia.

Changes in the carrying amount of goodwill in 2025 prior to impairment were attributable to foreign currency translation.

Goodwill, which is included in Other noncurrent assets on the accompanying Consolidated Balance Sheet, was as follows:

December 31,	2025		2024	
Alumina	$	—	$	3
Aluminum		—		—
Corporate[1]		—		139
	$	—	$	142

[1] Goodwill is reflected in Corporate for segment reporting because it is not included in management's assessment of performance by the reportable segment, and it is allocated to the Alumina reporting unit for purposes of impairment testing (see Goodwill and Other Intangible Assets in Note B).

The carrying value of Corporate's goodwill is net of accumulated impairment losses of $882 and $742 as of December 31, 2025 and December 31, 2024, respectively.

Other intangible assets, which are included in Other noncurrent assets on the accompanying Consolidated Balance Sheet, were as follows:

	2025			2024		
December 31,	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Computer software	$ 210	$ (198)	$ 12	$ 203	$ (190)	$ 13
Patents and licenses	25	(11)	14	25	(11)	14
Other intangibles	21	(13)	8	20	(11)	9
Total other intangible assets	$ 256	$ (222)	$ 34	$ 248	$ (212)	$ 36

Computer software consists primarily of software costs associated with the enterprise business solution within Alcoa to drive common systems among all businesses.

Amortization expense related to the intangible assets in the table above for the years ended December 31, 2025, 2024, and 2023 was $6, $5, and $5, respectively, and is expected to be approximately $5 annually from 2026 to 2030.

M. Debt

Short-term Borrowings.

December 31,	2025	2024
Short-term borrowings	$ 9	$ 50

Short-term borrowings are reported in Other current liabilities on the accompanying Consolidated Balance Sheet.

Inventory Repurchase Agreements

The Company entered into inventory repurchase agreements whereby the Company sold aluminum to a third party and agreed to subsequently repurchase substantially similar inventory. The Company did not record sales upon each shipment of inventory and the net cash received of $9 and $50 related to these agreements was recorded in Short-term borrowings within Other current liabilities on the Consolidated Balance Sheet as of December 31, 2025 and December 31, 2024, respectively. The associated inventory sold was reflected in Prepaid expenses and other current assets on the Consolidated Balance Sheet as of December 31, 2025 and December 31, 2024, respectively.

For the year ended December 31, 2025, the Company recorded borrowings of $60 and repurchased $101 of inventory related to these agreements. For the year ended December 31, 2024, the Company recorded borrowings of $88 and repurchased $94 of inventory related to these agreements. For the year ended December 31, 2023, the Company recorded borrowings of $117 and repurchased $61 of inventory related to these agreements.

The cash received and subsequently paid under the inventory repurchase agreements is included in Cash (used for) provided from financing activities on the Statement of Consolidated Cash Flows.

Long-term Debt.

December 31,	2025	2024
5.500% Notes, due 2027	$ —	$ 750
6.125% Notes, due 2028	219	500
4.125% Notes, due 2029	500	500
6.125% Notes, due 2030	500	—
7.125% Notes, due 2031	750	750
6.375% Notes, due 2032	500	—
Other	1	76
Unamortized discounts and deferred financing costs	(31)	(31)
Total	2,439	2,545
Less: amount due within one year	1	75
Long-term debt, less amount due within one year	$ 2,438	$ 2,470

The principal amount of long-term debt maturing in each of the next five years is: $1 in 2026, $0 in 2027, $219 in 2028, $500 in 2029, and $500 in 2030.

In April 2025, the Company amended a $74 term loan, included within Other at December 31, 2024, extending the maturity from May 2025 to November 2025. In September 2025, the Company fully repaid $74 drawn under the term loan and cancelled the agreement.

144A Debt.

2030 and 2032 Notes. In March 2025, Alumina Pty Ltd, a wholly-owned subsidiary of Alcoa Corporation, completed Rule 144A (U.S. Securities Act of 1933, as amended) debt issuances of $500 aggregate principal amount of 6.125% Senior Notes due 2030 (the 2030 Notes) and $500 aggregate principal amount of 6.375% Senior Notes due 2032 (the 2032 Notes) with the following terms:

- Net proceeds were approximately $985, reflecting a discount to the initial purchasers on each series of notes as well as issuance costs. The discounts, as well as costs to complete the financing, were deferred and are being amortized to interest expense over the respective terms;
- Interest is paid semi-annually in March and September, which commenced September 15, 2025;
- Indenture contains customary affirmative and negative covenants, see below;
- Option to redeem on at least 10 days, but not more than 60 days, notice to the holders under multiple scenarios, including, in whole or in part, at any time, or from time to time on and after March 15, 2027 and March 15, 2028 for the 2030 Notes and 2032 Notes, respectively, at a redemption price up to 103.063 percent and 103.188 percent of the principal amount plus any accrued and unpaid interest in each case for the 2030 Notes and 2032 Notes, respectively; and,
- Subject to repurchase upon the occurrence of a change in control repurchase event (as defined in the indenture) at a repurchase price in cash equal to 101 percent of the aggregate principal amount of the notes repurchased, plus any accrued and unpaid interest.

The Company utilized certain proceeds of these transactions to fund contributions to Alcoa Nederland Holding B.V. (ANHBV), a wholly-owned subsidiary of Alcoa Corporation and the issuer of the $750 aggregate principal amount of 5.500% Notes due 2027 (the 2027 Notes) and $500 aggregate principal amount of 6.125% Notes due 2028 (the 2028 Notes). These contributions were funded through a series of intercompany transactions, including the repayment of intercompany indebtedness and the issuance of intercompany dividends. ANHBV used such funds, along with cash on hand, to fund the purchase price pursuant to the cash tender offers announced and settled in March 2025, including premiums and transaction costs (see Tender Offers). The net proceeds also supported Alcoa's general corporate purposes.

2031 Notes. In March 2024, ANHBV completed a Rule 144A debt issuance for $750 aggregate principal amount of 7.125% Senior Notes due 2031 (the 2031 Notes), which carry a green bond designation, with the following terms:

- Net proceeds were approximately $737, reflecting a discount to the initial purchasers as well as issuance costs. The discount, as well as costs to complete the financing, were deferred and are being amortized to interest expense over the term;
- Interest is paid semi-annually in March and September, which commenced September 15, 2024;
- Indenture contains customary affirmative and negative covenants, see below;
- Option to redeem on at least 10 days, but not more than 60 days, notice to the holders under multiple scenarios, including, in whole or in part, at any time, or from time to time on and after March 15, 2027, at a redemption price up to 103.563 percent of the principal amount, plus any accrued and unpaid interest; and,
- Subject to repurchase upon the occurrence of a change in control repurchase event (as defined in the indenture) at a repurchase price in cash equal to 101 percent of the aggregate principal amount of the notes repurchased, plus any accrued and unpaid interest.

The Company utilized the net proceeds to finance and/or refinance, in whole or in part, new and/or existing qualifying projects on a two-year look back and three-year look forward that meet certain eligibility criteria within its Green Finance Framework.

2029 Notes. In March 2021, ANHBV, a wholly-owned subsidiary of Alcoa Corporation, completed a Rule 144A debt issuance for $500 aggregate principal amount of 4.125% Senior Notes due 2029 (the 2029 Notes) with the following terms:

- Net proceeds were approximately $493, reflecting a discount to the initial purchasers as well as issuance costs. The discount, as well as costs to complete the financing, were deferred and are being amortized to interest expense over the term;
- Interest is paid semi-annually in March and September, which commenced September 30, 2021;
- Indenture contains customary affirmative and negative covenants, see below;
- Option to redeem on at least 10 days, but not more than 60 days, notice to the holders under multiple scenarios, including, in whole or in part, at any time, or from time to time after March 31, 2024, at a redemption price up to 102.063 percent of the principal amount, plus any accrued and unpaid interest; and,
- Subject to repurchase upon the occurrence of a change in control repurchase event (as defined in the indenture) at a repurchase price in cash equal to 101 percent of the aggregate principal amount of the notes repurchased, plus any accrued and unpaid interest.

The Company used the net proceeds of the 2029 Notes, together with cash on hand, to contribute $500 to its U.S. defined benefit pension plans, to redeem in full $750 aggregate principal amount of the Company's outstanding 6.75% Senior Notes due 2024, and to pay transaction-related fees and expenses.

2028 Notes. In May 2018, ANHBV completed a Rule 144A debt issuance for $500 aggregate principal amount of 6.125% Senior Notes due 2028 with the following terms:

- Net proceeds were approximately $492, reflecting a discount to the initial purchasers as well as issuance costs. The discount, as well as costs to complete the financing, were deferred and are being amortized to interest expense over the term;
- Interest is paid semi-annually in November and May, which commenced November 15, 2018;
- Indenture contains customary affirmative and negative covenants, see below;
- Option to redeem on at least 30 days, but not more than 60 days, notice to the holders under multiple scenarios, including, in whole or in part, at any time, or from time to time after May 2023, at a redemption price up to 103.063 percent of the principal amount, plus any accrued and unpaid interest; and,
- Subject to repurchase upon the occurrence of a change in control repurchase event (as defined in the indenture) at a repurchase price in cash equal to 101 percent of the aggregate principal amount of the notes repurchased, plus any accrued and unpaid interest.

The Company used the net proceeds of the 2028 Notes, together with cash on hand, to make discretionary contributions to certain U.S. defined benefit pension plans.

The indentures governing the 2028 Notes, the 2029 Notes, the 2030 Notes, the 2031 Notes, and the 2032 Notes contain customary affirmative and negative covenants, such as limitations on liens, limitations on sale and leaseback transactions, and specific to the 2028 Notes, the 2029 Notes, and the 2031 Notes, a prohibition on a reduction in the ownership of AWAC entities below an agreed level. The negative covenants in the indentures are less extensive than those in the Revolving Credit Facility (see below). For example, the indentures do not include a limitation on restricted payments, such as repurchases of common stock and dividends to stockholders.

The 2028 Notes, the 2029 Notes, and the 2031 Notes are senior unsecured obligations of ANHBV and do not entitle the holders to any registration rights pursuant to a registration rights agreement. ANHBV does not intend to file a registration statement with respect to resales of or an exchange offer for the notes. The notes are guaranteed on a senior unsecured basis by Alcoa Corporation and its subsidiaries that are guarantors under the Revolving Credit Facility (the "subsidiary guarantors" and, together with Alcoa Corporation, the "guarantors"). Each of the subsidiary guarantors will be released from their guarantees upon the occurrence of certain events, including the release of such guarantor from its obligations as a guarantor under the Revolving Credit Facility.

The 2028 Notes, the 2029 Notes, and the 2031 Notes rank equally in right of payment with each other and with all of ANHBV's existing and future senior unsecured indebtedness; rank senior in right of payment to any future subordinated obligations of ANHBV; and are effectively subordinated to ANHBV's existing and future secured indebtedness, including under the Revolving Credit Facility, to the extent of the value of property and assets securing such indebtedness. The guarantees of the notes rank equally in right of payment with each other and with all the guarantors' existing and future senior unsecured indebtedness; rank senior in right of payment to any future subordinated obligations of the guarantors; and are effectively subordinated to the guarantors' existing and future secured indebtedness, including under the Revolving Credit Facility, to the extent of the value of property and assets securing such indebtedness.

The 2030 Notes and the 2032 Notes are senior unsecured obligations of Alumina Pty Ltd and do not entitle the holders to any registration rights pursuant to a registration rights agreement. Alumina Pty Ltd does not intend to file a registration statement with respect to resales of or an exchange offer for the notes. The notes are guaranteed on a senior unsecured basis by the Company and its subsidiaries that are party to the indenture.

The 2030 Notes and the 2032 Notes rank equally in right of payment with each other and with all existing and future senior unsecured indebtedness of Alumina Pty Ltd, the Company, and its subsidiaries that are party to the indenture; rank senior in right of payment to any future subordinated obligations of Alumina Pty Ltd, the Company, and such subsidiaries; and are effectively subordinated to the existing and future secured indebtedness of Alumina Pty Ltd, the Company, and such subsidiaries, including under the Revolving Credit Agreement, to the extent of the value of property and assets securing such indebtedness. The guarantees of the notes rank equally in right of payment with each other and with all the guarantors' existing and future senior unsecured indebtedness; rank senior in right of payment to any future subordinated obligations of the guarantors; and are effectively subordinated to the guarantors' existing and future secured indebtedness, including under the Revolving Credit Facility, to the extent of the value of property and assets securing such indebtedness.

Redemption. On December 15, 2025, ANHBV redeemed the remaining $141 aggregate principal amount of the 2027 Notes at a redemption price equal to 100 percent of the principal amount, plus accrued and unpaid interest. As a result, the Company recorded a loss of $1 on the extinguishment of debt in the fourth quarter of 2025 in Interest expense, which was comprised of the write-off of unamortized discounts and deferred financing costs. The redemption was funded using cash on hand. The cash flows related to the transaction were included in Cash (used for) provided from financing activities on the Statement of Consolidated Cash Flows.

Tender Offers. In March 2025, ANHBV announced and settled cash tender offers which resulted in the tender and acceptance of $609 of the $750 aggregate principal amount of the 2027 Notes and $281 of the $500 aggregate principal amount of the 2028 Notes for purchase. The issuance of the 2030 Notes and 2032 Notes and the cash tender of the 2027 Notes and 2028 Notes were determined to be issuances of new debt and extinguishments of existing debt. As a result, the Company incurred $12 of debt settlement expenses in the first quarter of 2025 in Interest expense, which was comprised of the settlement premiums, transaction costs, and the write-off of unamortized discounts and deferred financing costs. The cash flows related to the transaction were included in Cash (used for) provided from financing activities on the Statement of Consolidated Cash Flows.

Credit Facilities.

Revolving Credit Facility

The Company and ANHBV, a wholly-owned subsidiary of Alcoa Corporation and the borrower, have a $1,250 revolving credit and letter of credit facility in place for working capital and/or other general corporate purposes (the Revolving Credit Facility). The Revolving Credit Facility, established in September 2016, most recently amended and restated in June 2022 and amended in August 2025, is scheduled to mature in June 2027. Subject to the terms and conditions under the Revolving Credit Facility, the Company or ANHBV may borrow funds or issue letters of credit. Further, the Revolving Credit Facility contains financial covenants and customary affirmative and negative covenants (applicable to Alcoa Corporation and certain subsidiaries described as restricted), that, subject to certain exceptions, include limitations on (among other things): indebtedness, liens, investments, sales of assets, restricted payments, entering into restrictive agreements, a covenant prohibiting reductions in the ownership of AWAC entities, and certain other specified restricted subsidiaries of Alcoa Corporation, below an agreed level. The Revolving Credit Facility also contains customary events of default, including failure to make payments under the Revolving Credit Facility, cross-default and cross-judgment default, and certain bankruptcy and insolvency events.

On January 17, 2024, Alcoa Corporation, ANHBV, and certain subsidiaries of the Company entered into Amendment No. 1 (Amendment No. 1) to the Revolving Credit Facility (Amended Revolving Credit Facility). The Amended Revolving Credit Facility provided additional flexibility to the Company and the Borrower by temporarily (i) reducing the minimum interest coverage ratio required thereunder from 4.00 to 1.00 to 3.00 to 1.00 and (ii) providing for a maximum addback for cash restructuring charges in Consolidated EBITDA (as defined in the Revolving Credit Facility) of $450, in each case for the 2024 fiscal year. As of January 1, 2025, the minimum interest coverage ratio requirement reverted to 4.00 to 1.00 and the maximum addback for cash restructuring charges in Consolidated EBITDA reverted to 15 percent of Consolidated EBITDA. The requirement that the Company maintain a debt to capitalization ratio not to exceed .60 to 1.00 was not changed by Amendment No. 1.

In connection with Amendment No. 1, the Company also agreed to provide collateral for its obligations under the Amended Revolving Credit Facility, which required it to execute all security documents to re-secure collateral under the Amended Revolving Credit Facility by, subject to certain exceptions, a first priority security interest in substantially all assets of the Company, the Borrower, the material domestic wholly-owned subsidiaries of the Company, and the material foreign wholly-owned subsidiaries of the Company located in Australia, Brazil, Canada, Luxembourg, the Netherlands, Norway, and Switzerland including equity interests of certain subsidiaries that directly hold equity interests in AWAC entities.

After January 1, 2025, the Company may obtain a release of the collateral if the Company or the Borrower (as applicable) (i) has at least two of the following three designated ratings: (x) Baa3 from Moody's Investor Service (Moody's), (y) BBB- from Standard and Poor's (S&P) Global Ratings and (z) BBB- from Fitch Ratings and (ii) does not have any designated rating lower than: (x) Ba1 from Moody's, (y) BB+ from S&P Global Ratings and (z) BB+ from Fitch Ratings.

The Amended Revolving Credit Facility contains customary affirmative covenants, negative covenants, and events of default substantially comparable to the Revolving Credit Facility (other than those that are described above and other minor changes). The representations, warranties and covenants contained in the Amended Revolving Credit Facility were made only for purposes of Amendment No. 1 and as of specific dates and were solely for the benefit of the parties to the Amended Revolving Credit Facility.

In August 2025, Alcoa Corporation, ANHBV, and certain subsidiaries of the Company entered into Amendment No. 2 to the Revolving Credit Facility to allow for certain changes in the Company's legal structure and update certain exceptions to collateral requirements.

As of December 31, 2025, the Company was in compliance with all financial covenants. The Company may access the entire amount of commitments under the Revolving Credit Facility. There were no borrowings outstanding at December 31, 2025 and 2024, and no amounts were borrowed during 2025, 2024, and 2023 under the Revolving Credit Facility.

<u>Japanese Yen Revolving Credit Facility</u>

The Company and ANHBV have a revolving credit facility available to be drawn in Japanese yen (the Japanese Yen Revolving Credit Facility).

In April 2025, the Company and ANHBV entered into an amendment to the Japanese Yen Revolving Credit Facility, reducing the aggregate commitments from $250 to $200 and extending maturity from April 2025 to April 2026. Subject to the terms and conditions under the facility, the Company or ANHBV may borrow funds.

The Japanese Yen Revolving Credit Facility, established in April 2023 and amended in January 2024, April 2024, and April 2025, includes covenants that are substantially the same as those included in the Amended Revolving Credit Facility. Under the terms of the January 2024 amendment, the Company agreed to provide collateral for its obligations under the Japanese Yen Revolving Credit Facility with the same conditions as the Amended Revolving Credit Facility.

As of December 31, 2025, the Company was in compliance with all financial covenants. The Company may access the entire amount of commitments under the facility. There were no borrowings outstanding at December 31, 2025 and 2024. During 2025, no amounts were borrowed. During 2024, $201 (JPY 29,686) was borrowed and $196 (JPY 29,686) was repaid. During 2023, $10 (JPY 1,495) was borrowed and repaid.

<u>Alumina Limited Revolving Credit Facility</u>

In connection with the acquisition of Alumina Limited (see Note C), the Company assumed $385 of indebtedness as of August 1, 2024, representing the amount drawn on the Alumina Limited revolving credit facility.

At acquisition, the Alumina Limited revolving credit facility had tranches maturing in October 2025 ($100), January 2026 ($150), July 2026 ($150), and June 2027 ($100). In August 2024, Alcoa cancelled the undrawn portions of the revolving credit facility maturing in July 2026 ($15) and June 2027 ($100). In November 2024, pursuant to the terms of the Alumina Limited revolving credit facility, Alcoa voluntarily repaid all accrued and unpaid amounts outstanding under the revolving credit facility, totaling $385 and, as of the same date, cancelled the outstanding lender tranche commitments ($385). As a result of the repayment and cancellation of undrawn amounts, the Alumina Limited revolving credit facility agreement was effectively terminated. No early termination penalties or prepayment premiums were incurred by Alcoa in connection with the termination of the Alumina Limited revolving credit facility.

N. Preferred and Common Stock

Preferred Stock. Alcoa Corporation is authorized to issue 100,000,000 shares of preferred stock at a par value of $0.01 per share. In connection with the acquisition of Alumina Limited (see Note C), on July 31, 2024, the Company's Board of Directors created and authorized 10,000,000 shares of non-voting preferred stock designated as "Series A convertible preferred stock" with a par value of $0.01 per share. At the transaction closing on August 1, 2024, Alumina Shares outstanding were exchanged for 4,041,989 shares of Alcoa Series A convertible preferred stock.

In the fourth quarter 2025, all 4,041,989 issued and outstanding shares of Alcoa Series A convertible preferred stock were converted into 4,041,989 shares of common stock, and the associated preferred shares were retired and cancelled. On February 25, 2026, the Company filed a certificate of cancellation with the Secretary of State of the State of Delaware, thereby eliminating the Series A convertible preferred stock as a designated series and restoring the 10,000,000 previously designated shares to the status of authorized but unissued.

As of December 31, 2025, the Company had no issued preferred stock. As of December 31, 2024, the Company had 4,041,989 issued and outstanding shares of Series A convertible preferred stock.

Common Stock. Alcoa Corporation is authorized to issue 750,000,000 shares of common stock at a par value of $0.01 per share. In connection with the acquisition of Alumina Limited (see Note C), Alumina Shares outstanding were exchanged for 78,772,422 shares of Alcoa common stock. As of December 31, 2025 and 2024, Alcoa Corporation had 263,102,406 and 258,360,908, respectively, issued and outstanding shares of common stock.

Under its employee stock-based compensation plan, the Company issued shares of 699,509 in 2025, 1,116,022 in 2024, and 1,503,373 in 2023. The Company issues new shares to satisfy the exercise of stock options and the conversion of stock units. As of December 31, 2025, 18,709,900 shares of common stock were available for issuance.

Common Stock Repurchase Program

In July 2022, Alcoa Corporation's Board of Directors approved a common stock repurchase program under which the Company may purchase shares of its outstanding common stock up to an aggregate transactional value of $500, depending on the Company's continuing analysis of market, financial, and other factors (the July 2022 authorization).

No shares were repurchased in 2025, 2024, or 2023.

As of the date of this report, the Company is currently authorized to repurchase up to a total of $500, in the aggregate, of its outstanding shares of common stock under the July 2022 authorization. Repurchases under this program may be made using a variety of methods, which may include open market purchases, privately negotiated transactions, or pursuant to a Rule 10b5-1 plan. This program may be suspended or discontinued at any time and does not have a predetermined expiration date. Alcoa Corporation intends to retire repurchased shares of common stock.

Dividend

Dividends on common and preferred stock are subject to authorization by Alcoa Corporation's Board of Directors.

Quarterly dividends paid on common stock were $0.10 per share in 2025, 2024, and 2023, totaling $104, $89, and $72, respectively. After the acquisition of Alumina Limited (see Note C), quarterly dividends of $0.10 per share were paid on Series A convertible preferred stock, totaling $1 in both 2025 and 2024.

The details of any future cash dividend declaration, including the amount of such dividend and the timing and establishment of the record and payment dates, will be determined by the Board of Directors. The decision of whether to pay future cash dividends and the amount of any such dividends will be based on the Company's financial position, results of operations, cash flows, capital requirements, business conditions, the requirements of applicable law, and any other factors the Board of Directors may deem relevant.

Stock-based Compensation

Restricted stock units are generally granted in January and/or February of each calendar year to eligible employees. The Company's Board of Directors also receive certain stock units; however, these amounts are not material. Time-based restricted stock units (RSUs) either cliff vest on the third anniversary of the award grant date or vest incrementally over a three-year period (one third each year) on each anniversary of the award grant date. The Company also grants performance restricted stock units (PRSUs), which are subject to performance conditions and earned after the end of the three-year measurement period. As of January 1, 2021, the Company no longer grants stock options.

The final number of PRSUs earned is dependent on Alcoa Corporation's achievement of certain targets over a three-year measurement period for grants. For PRSUs granted in 2023, the award will be earned after the end of the measurement period of January 1, 2023 through December 31, 2025 based on performance against three measures: (1) the Company's total shareholder return measured against the ranked total shareholder return of the S&P Metals and Mining Select Industry Index components; (2) a pre-established average return-on-equity target; and (3) a reduction in carbon intensity in both refining (through reduced carbon dioxide emissions) and smelting (through increased production from renewable energy) operations. For PRSUs granted in 2024, the award will be earned after the end of the measurement period of January 1, 2024 through December 31, 2026 based on performance against three measures: (1) the Company's total shareholder return measured against the ranked total shareholder return of the S&P Metals and Mining Select Industry Index components; (2) a pre-established average return-on-equity target; and (3) a reduction in carbon intensity in both refining (through reduced carbon dioxide emissions) and smelting (through increased production from renewable energy) operations. For PRSUs granted in 2025, the award will be earned after the end of the measurement period of January 1, 2025 through December 31, 2027 based on performance against three measures: (1) the Company's total shareholder return measured against the ranked total shareholder return of the S&P Metals and Mining Select Industry Index components; (2) a pre-established average return-on-equity target; and (3) a pre-established strategic initiatives target focused on portfolio optimization and capital allocation activities.

In 2025, 2024, and 2023, Alcoa Corporation recognized stock-based compensation expense of $41, $36, and $35, respectively, related to stock units in each period. There was no stock-based compensation expense capitalized in 2025, 2024, and 2023.

Stock-based compensation expense is based on the grant date fair value of the applicable equity grant. For both RSUs and PRSUs, the fair value was equivalent to the closing market price per share of Alcoa Corporation's common stock on the date of grant in the respective periods. For stock units with a market condition, the fair value was estimated on the date of grant using a Monte Carlo simulation model, which generated a result of $52.74, $40.27, and $71.12 per unit in 2025, 2024, and 2023, respectively. The Monte Carlo simulation model uses certain assumptions to estimate the fair value of a market-based stock unit, including volatility and a risk-free interest rate, to estimate the probability of satisfying market conditions. Volatility (55.03 percent, 59.40 percent, and 64.88 percent in 2025, 2024, and 2023, respectively) was estimated using the historical volatility of the Company calculated from daily stock price returns. The risk-free interest rate (4.18 percent, 4.35 percent, and 4.26 percent in 2025, 2024, and 2023, respectively) was based on the U.S. Treasury yield curve at the time of the grant based on the remaining performance period.

The activity for stock units and stock options during 2025 was as follows:

	Stock units		Stock options	
	Number of units	Weighted average FMV per unit	Number of options	Weighted average exercise price
Outstanding, January 1, 2025	2,912,221	$ 38.71	133,446	$ 27.66
Granted	1,380,551	36.70	—	—
Exercised	—	—	(38,801)	20.17
Converted	(875,006)	45.96	—	—
Expired or forfeited	(89,318)	35.97	(4,738)	32.61
Performance share adjustment	(91,556)	56.04	—	—
Outstanding, December 31, 2025	3,236,892	$ 38.71	89,907	$ 30.64

The number of Converted units includes 214,298 shares withheld to meet the Company's statutory tax withholding requirements related to the income earned by the employees as a result of vesting in the units.

As of December 31, 2025, the 89,907 outstanding stock options were fully vested and exercisable, had a weighted average remaining contractual life of 2.86 years, a total intrinsic value of $2 and a weighted average exercise price of $30.64. Cash received from stock option exercises was immaterial in 2025, 2024, and 2023. The total intrinsic value of stock options exercised was immaterial during 2025, 2024, and 2023. The total fair value of stock units converted during 2025, 2024, and 2023 was $40, $37 and $35, respectively.

At December 31, 2025, there was $37 of combined unrecognized compensation expense (pretax) related to non-vested grants of stock units. This expense is expected to be recognized over a weighted average period of 1.40 years.

O. Pension and Other Postretirement Benefits

Defined Benefit Plans

Alcoa sponsors several defined benefit pension plans covering certain employees in the U.S. and foreign locations. Pension benefits generally depend on length of service, job grade, and remuneration. Substantially all benefits are paid through pension trusts that are sufficiently funded to ensure that all plans can pay benefits to retirees as they become due. Most salaried and non-bargaining hourly U.S. employees hired after March 1, 2006 and most bargaining hourly U.S. employees hired after January 1, 2020 participate in a defined contribution plan instead of a defined benefit plan.

The Company also maintains health care postretirement benefit plans covering certain eligible U.S. retired employees and certain retirees from foreign locations. Generally, the medical plans are unfunded and pay a percentage of medical expenses, reduced by deductibles and other coverage. The Company retains the right, subject to existing agreements, to change or eliminate these benefits. All salaried and certain non-bargaining hourly U.S. employees hired after January 1, 2002 and certain bargaining hourly U.S. employees hired after July 1, 2010 are not eligible for postretirement health care benefits.

As of January 1, 2025, the pension benefit plans and the other postretirement benefit plans covered an aggregate of approximately 15,000 and approximately 18,000 participants, respectively.

2025 Actions. In 2025, the following actions impacted certain pension and other postretirement benefit plans:

Action #1 – In the third quarter of 2025, settlement accounting and a related plan remeasurement was triggered within Alcoa's Australian pension plan as a result of lump sum payments to participants. Alcoa recorded a $2 decrease to Other noncurrent assets and recognized a settlement gain of $1 ($0 after-tax) in Restructuring and other charges, net on the accompanying Statement of Consolidated Operations.

Action #2 – In the fourth quarter of 2025, the Company recorded a $29 increase to Accrued other postretirement benefits as a result of the reinstatement of Company-sponsored retiree health coverage for certain U.S. retirees effective January 1, 2026. The reinstatement is pursuant to an injunction entered by the U.S. District Court for the Southern District of Indiana, which remains under appeal. The Company will continue to assess the impact to Accrued other postretirement benefits as the related legal proceedings progress.

The following table presents certain information and the financial impacts of these actions on the accompanying Consolidated Financial Statements:

Action #	Number of affected plan participants	Weighted average discount rate as of prior plan remeasurement date	Plan remeasurement date	Weighted average discount rate as of plan remeasurement date	Decrease to other noncurrent assets[1]	Increase to accrued other postretirement benefits liability	Settlement gain[2]
1	~25	4.87%	September 30, 2025	4.49%	$ (2)	$ —	$ (1)
2	~1,080	N/A	December 31, 2025	N/A	—	29	—
					$ (2)	$ 29	$ (1)

[1] Action 1 caused an interim plan remeasurement, including an update to the discount rate used to determine the benefit obligation of the affected plan. This amount includes the impact due to the interim plan remeasurement.
[2] This amount represents the net actuarial gain and was reclassified from Accumulated other comprehensive loss to Restructuring and other charges, net (see Note D) on the accompanying Statement of Consolidated Operations.

2024 Actions. In 2024, the following actions impacted a certain pension plan:

Action #1 – In the first quarter of 2024, Alcoa announced the full curtailment of the Kwinana refinery. As a result, curtailment accounting was triggered within Alcoa's Australian pension plan. The Company recorded a $1 decrease to Other noncurrent assets and recognized a curtailment loss of $1 ($0 after-tax) in Restructuring and other charges, net on the accompanying Statement of Consolidated Operations.

Action #2 – In the second quarter of 2024, settlement accounting and a related plan remeasurement was triggered within Alcoa's Australian pension plan as a result of lump sum payments to participants. Alcoa recorded a $19 increase to Other noncurrent assets and recognized a non-cash settlement gain of $1 ($0 after-tax) in Restructuring and other charges, net on the Statement of Consolidated Operations.

Action #3 – In the fourth quarter of 2024, settlement accounting was triggered within Alcoa's Australian pension plan as a result of lump sum payments to participants. Alcoa recognized a non-cash settlement gain of $1 ($1 after-tax) in Restructuring and other charges, net on the Statement of Consolidated Operations.

The following table presents certain information and the financial impacts of these actions on the accompanying Consolidated Financial Statements:

Action #	Number of affected plan participants	Weighted average discount rate as of prior plan remeasurement date	Plan remeasurement date	Weighted average discount rate as of plan remeasurement date	(Decrease) increase to other noncurrent assets[1]	Curtailment loss[2]	Settlement gain[3]
1	~110	N/A	N/A	N/A	$ (1)	$ 1	$ —
2	~10	4.81%	June 30, 2024	5.23%	19	—	(1)
3	~140	N/A	December 31, 2024	N/A	—	—	(1)
					$ 18	$ 1	$ (2)

[1] Actions 1-2 caused interim plan remeasurements, including an update to the discount rates used to determine the benefit obligations of the affected plans. These amounts include impacts due to interim plan remeasurements.
[2] This amount represents the net actuarial loss arising from the curtailment and was recognized immediately in Restructuring and other charges, net (see Note D) on the accompanying Statement of Consolidated Operations.
[3] These amounts represent the net actuarial gain and were reclassified from Accumulated other comprehensive loss to Restructuring and other charges, net (see Note D) on the accompanying Statement of Consolidated Operations.

2023 Actions. In 2023, the following actions impacted certain pension and other postretirement benefit plans:

Action #1 – In the second quarter of 2023, plan amendment accounting and related plan remeasurements were triggered within the Surinamese pension and other postretirement plans as a result of participants electing to prospectively convert their Surinamese dollar pension and Company-provided retiree medical to a U.S. dollar pension with no Company-provided retiree medical. As a result, Alcoa recorded a $15 increase to Accrued pension benefits and a $9 decrease to Accrued other postretirement benefits.

Action #2 – In the second quarter of 2023, settlement accounting and related plan remeasurements were triggered within certain Canadian pension plans as a result of the Company's purchase of group annuity contracts to transfer the obligation to pay the remaining retirement benefits of approximately 530 retirees and beneficiaries from its Canadian defined benefit pension plans. The transfer of approximately $235 in both plan obligations and plan assets was completed in April 2023. As a result, Alcoa recorded a $22 increase to Accrued pension benefits and a $5 decrease to Other noncurrent assets and recognized a non-cash settlement loss of $21 ($16 after-tax) in Restructuring and other charges, net on the accompanying Statement of Consolidated Operations.

Action #3 – In the third quarter of 2023, settlement accounting and a related plan remeasurement was triggered within Alcoa's Australian pension plan as a result of lump sum payments to participants. As a result, Alcoa recorded a $2 decrease to Other noncurrent assets.

The following table presents certain information and the financial impacts of these actions on the accompanying Consolidated Financial Statements:

Action #	Number of affected plan participants	Weighted average discount rate as of prior plan remeasurement date	Plan remeasurement date	Weighted average discount rate as of plan remeasurement date	Increase to accrued pension benefits liability	Decrease to other noncurrent assets	Decrease to accrued other postretirement benefits liability	Settlement loss[1]
1	~370	5.58%	March 31, 2023	5.20%	$ 15	$ —	$ (9)	$ —
2	~530	5.20%	April 30, 2023	4.80%	22	(5)	—	21
3	~50	5.08%	September 30, 2023	5.03%	—	(2)	—	—
					$ 37	$ (7)	$ (9)	$ 21

[1] This amount represents the net actuarial loss and was reclassified from Accumulated other comprehensive loss to Restructuring and other charges, net (see Note D) on the accompanying Statement of Consolidated Operations.

Obligations and Funded Status

December 31,	Pension benefits				Other postretirement benefits			
		2025		2024		2025		2024
Change in benefit obligation								
Benefit obligation at beginning of year	$	2,145	$	2,393	$	462	$	494
Service cost		6		9		1		3
Interest cost		104		113		23		24
Amendments		—		—		29		—
Actuarial losses (gains)		18		(78)		10		(8)
Settlements		(32)		(81)		—		—
Benefits paid, net of participants' contributions		(130)		(122)		(48)		(51)
Foreign currency translation impact		52		(89)		—		—
Benefit obligation at end of year	$	2,163	$	2,145	$	477	$	462
Change in plan assets								
Fair value of plan assets at beginning of year	$	2,000	$	2,219	$	—	$	—
Actual return on plan assets		103		49		—		—
Employer contributions		21		17		—		—
Participant contributions		2		3		—		—
Benefits paid		(122)		(115)		—		—
Administrative expenses		(5)		(7)		—		—
Settlements		(32)		(81)		—		—
Foreign currency translation impact		52		(85)		—		—
Fair value of plan assets at end of year	$	2,019	$	2,000	$	—	$	—
Funded status	$	(144)	$	(145)	$	(477)	$	(462)
Less: Amounts attributed to joint venture partners		(8)		(7)		—		—
Net funded status	$	(136)	$	(138)	$	(477)	$	(462)
Amounts recognized in the Consolidated Balance Sheet consist of:								
Noncurrent assets	$	131	$	128	$	—	$	—
Current liabilities		(10)		(10)		(50)		(50)
Noncurrent liabilities		(257)		(256)		(427)		(412)
Net amount recognized	$	(136)	$	(138)	$	(477)	$	(462)
Amounts recognized in Accumulated Other Comprehensive Loss consist of:								
Net actuarial loss	$	1,098	$	1,076	$	80	$	75
Prior service cost (benefit)		3		4		(41)		(83)
Total, before tax effect		1,101		1,080		39		(8)
Less: Amounts attributed to joint venture partners		31		29		—		—
Net amount recognized, before tax effect	$	1,070	$	1,051	$	39	$	(8)
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive (Loss) Income consist of:								
Net actuarial loss (gain)	$	57	$	9	$	9	$	(8)
Amortization of accumulated net actuarial loss		(35)		(31)		(4)		(5)
Prior service (benefit) cost		(1)		—		29		—
Amortization of prior service benefit		—		—		13		14
Total, before tax effect		21		(22)		47		1
Less: Amounts attributed to joint venture partners		2		(4)		—		—
Net amount recognized, before tax effect	$	19	$	(18)	$	47	$	1

At December 31, 2025, the benefit obligation, fair value of plan assets, and funded status for U.S. pension plans were $1,060, $982, and ($78), respectively. At December 31, 2024, the benefit obligation, fair value of plan assets, and funded status for U.S. pension plans were $1,056, $988, and ($68), respectively.

Pension Plan Benefit Obligations

	Pension benefits	
	2025	2024
The aggregate projected benefit obligation and accumulated benefit obligation for all defined benefit pension plans was as follows:		
Projected benefit obligation	$ 2,163	$ 2,145
Accumulated benefit obligation	2,104	2,078
The aggregate projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets was as follows:		
Projected benefit obligation	1,629	1,627
Fair value of plan assets	1,350	1,351
The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets was as follows:		
Accumulated benefit obligation	1,435	1,432
Fair value of plan assets	1,193	1,197

Components of Net Periodic Benefit Cost

	Pension benefits[1]			Other postretirement benefits		
	2025	2024	2023	2025	2024	2023
Service cost	$ 6	$ 9	$ 10	$ 1	$ 3	$ 3
Interest cost[2]	99	108	114	23	24	26
Expected return on plan assets[2]	(123)	(139)	(146)	—	—	—
Amortization of accumulated net actuarial loss[2]	36	32	28	4	5	5
Amortization of prior service benefit[2]	—	—	—	(13)	(14)	(14)
Settlements[3]	(1)	(2)	21	—	—	—
Curtailments[4]	—	1	—	—	—	—
Net periodic benefit cost[5]	$ 17	$ 9	$ 27	$ 15	$ 18	$ 20

[1] In 2025, 2024, and 2023, net periodic benefit cost for U.S. pension plans was $15, $7, and $6, respectively.

[2] These amounts were reported in Other (income) expenses, net on the accompanying Statement of Consolidated Operations.

[3] These amounts were reported in Restructuring and other charges, net on the accompanying Statement of Consolidated Operations (see Note D). In 2025, 2024 and 2023, settlements were due to plan actions (see Actions above).

[4] This amount was reported in Restructuring and other charges, net on the accompanying Statement of Consolidated Operations (see Note D). In 2024, curtailments were due to plan actions (see Actions above).

[5] Amounts attributed to joint venture partners are not included.

Assumptions. Liabilities and expenses for pension and other postretirement benefits are determined using actuarial methodologies and incorporate significant assumptions, including the interest rate used to discount the future estimated liability, the expected long-term rate of return on plan assets, and several assumptions relating to the employee workforce (salary increases, health care cost trend rates, retirement age, and mortality).

Weighted average assumptions used to determine benefit obligations for pension and other postretirement benefit plans were as follows:

December 31,	2025	2024
Discount rate—pension plans	5.24%	5.30%
Discount rate—other postretirement benefit plans	5.05	5.53
Rate of compensation increase—pension plans	3.20	3.20

The yield curve model used to develop the discount rate is based on high-quality corporate bonds, parallels the plans' projected cash flows and has a weighted average duration of 10 years. If a deep market of high-quality corporate bonds does not exist in a country, then the yield on government bonds plus a corporate bond yield spread is used.

Weighted average assumptions used to determine net periodic benefit cost for pension and other postretirement benefit plans were as follows:

	2025	2024	2023
Discount rate—pension plans	5.23%	5.02%	5.34%
Discount rate—other postretirement benefit plans	5.30	5.17	5.45
Expected long-term rate of return on plan assets—pension plans	5.81	6.13	6.21
Rate of compensation increase—pension plans	3.20	3.77	3.21

For 2025, 2024, and 2023, the expected long-term rate of return used by management was based on the prevailing and planned strategic asset allocations, as well as estimates of future returns by asset class. For 2026, management anticipates that 5.86 percent will be the weighted average expected long-term rate of return.

Assumed health care cost trend rates for U.S. other postretirement benefit plans were as follows (non-U.S. plans are not material):

	2025	2024	2023
Health care cost trend rate assumed for next year	7.25%	7.00%	6.50%
Rate to which the cost trend rate gradually declines	5.00%	5.00%	5.00%
Year that the rate reaches the rate at which it is assumed to remain	2035	2034	2032

The assumed health care cost trend rate is used to measure the expected cost of gross eligible charges covered by the Company's other postretirement benefit plans. For 2026, a 7.25 percent trend rate will be used, reflecting management's best estimate of the change in future health care costs covered by the plans.

Plan Assets. Alcoa's pension plan weighted average target and actual asset allocations, by asset class, were as follows:

Asset class	Target asset allocation		Plan assets at December 31,	
	2025	2024	2025	2024
Equities	20%	20%	21%	21%
Fixed income	65	65	69	69
Other investments	15	15	10	10
Total	100%	100%	100%	100%

The principal objectives underlying the investment of the pension plan assets are to ensure that the Company can properly fund benefit obligations as they become due under a broad range of potential economic and financial scenarios, maximize the long-term investment return with an acceptable level of risk based on such obligations, and broadly diversify investments across and within various asset classes to protect asset values against adverse movements. Investment risk is controlled by rebalancing to target allocations on a periodic basis and ongoing monitoring of investment manager performance.

The portfolio includes an allocation to investments in long-duration corporate credit and government debt, public and private market equities, intermediate duration corporate credit and government debt, global-listed infrastructure, global natural resource equities, high-yield bonds and bank loans, real estate, and securitized credit.

Investment practices comply with the requirements of applicable laws and regulations in the respective jurisdictions, including the Employee Retirement Income Security Act of 1974 (ERISA) in the U.S.

The following section describes the valuation methodologies used by the trustees to measure the fair value of pension plan assets. For plan assets measured at net asset value, this refers to the net asset value of the investment on a per share basis (or its equivalent) as a practical expedient. Otherwise, an indication of the level in the fair value hierarchy in which each type of asset is generally classified is provided (see Note P for the definition of fair value and a description of the fair value hierarchy).

Equities—These securities consist of: (i) direct investments in the stock of publicly traded U.S. and non-U.S. companies and are valued based on the closing price reported in an active market on which the individual securities are traded (generally classified in Level 1); (ii) the plans' share of commingled funds that are invested in the stock of publicly traded companies and are valued at net asset value; and (iii) direct investments in long/short equity hedge funds and private equity (limited partnerships and venture capital partnerships) and are valued at net asset value.

Fixed income—These securities consist of: (i) U.S. government debt and are generally valued using quoted prices (included in Level 1); (ii) cash and cash equivalents invested in publicly-traded funds and are valued based on the closing price reported in an active market on which the individual securities are traded (generally classified in Level 1); (iii) publicly traded U.S. and non-U.S. fixed interest obligations (principally corporate bonds and debentures) and are valued through consultation and evaluation with brokers in the institutional market using quoted prices and other observable market data (included in Level 2); and (iv) cash and cash equivalents invested in institutional funds and are valued at net asset value.

Other investments—These investments include, among others: (i) real estate investment trusts valued based on the closing price reported in an active market on which the investments are traded (included in Level 1); (ii) the plans' share of commingled funds that are invested in real estate partnerships and are valued at net asset value; (iii) direct investments in private real estate (includes limited partnerships) and are valued at net asset value; (iv) absolute return strategy funds and are valued at net asset value; and (v) indirect investments of discretionary and systematic macro hedge funds and are valued at net asset value.

The fair value methods described above may not be indicative of net realizable value or reflective of future fair values. Additionally, while Alcoa believes the valuation methods used by the plans' trustees are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the fair value of pension plan assets classified under either the appropriate level of the fair value hierarchy or net asset value:

December 31, 2025	Level 1	Level 2	Level 3	Net Asset Value	Total
Equities:					
Equity securities	$ 94	$ —	$ —	$ 285	$ 379
Private equity	—	—	—	48	48
	$ 94	$ —	$ —	$ 333	$ 427
Fixed income:					
Intermediate and long-duration government/credit	$ 369	$ 557	$ —	$ 397	$ 1,323
Cash and cash equivalent funds	43	—	—	20	63
	$ 412	$ 557	$ —	$ 417	$ 1,386
Other investments:					
Real estate	$ 28	$ —	$ —	$ 153	$ 181
Discretionary and systematic macro hedge funds	—	—	—	6	6
Other	—	—	—	18	18
	$ 28	$ —	$ —	$ 177	$ 205
Total[1]	$ 534	$ 557	$ —	$ 927	$ 2,018

December 31, 2024	Level 1	Level 2	Level 3	Net Asset Value	Total
Equities:					
Equity securities	$ 77	$ —	$ —	$ 227	$ 304
Private equity	—	—	—	109	109
	$ 77	$ —	$ —	$ 336	$ 413
Fixed income:					
Intermediate and long-duration government/credit	$ 374	$ 470	$ —	$ 471	$ 1,315
Cash and cash equivalent funds	42	—	—	14	56
	$ 416	$ 470	$ —	$ 485	$ 1,371
Other investments:					
Real estate	$ 17	$ —	$ —	$ 163	$ 180
Discretionary and systematic macro hedge funds	—	—	—	11	11
Other	—	—	—	18	18
	$ 17	$ —	$ —	$ 192	$ 209
Total[2]	$ 510	$ 470	$ —	$ 1,013	$ 1,993

[1] As of December 31, 2025, the total fair value of pension plan assets excludes a net receivable of $1, which primarily represents securities not yet settled plus interest and dividends earned on various investments.

[2] As of December 31, 2024, the total fair value of pension plan assets excludes a net receivable of $7, which primarily represents securities not yet settled plus interest and dividends earned on various investments.

Funding and Cash Flows. It is Alcoa's policy to fund amounts for defined benefit pension plans sufficient to meet the minimum requirements set forth in each applicable country's benefits laws and tax laws, including ERISA for U.S. plans. From time to time, the Company contributes additional amounts as deemed appropriate.

In 2025, 2024, and 2023, cash contributions to Alcoa's defined benefit pension plans were $20, $16, and $24.

Alcoa's minimum required contribution to defined benefit pension plans in 2026 is estimated to be $50, of which approximately $40 is for U.S. plans. Under ERISA regulations, a plan sponsor that establishes a pre-funding balance by making discretionary contributions to a U.S. defined benefit pension plan may elect to apply all or a portion of this balance toward its minimum required contribution obligations to the related plan in future years. In 2026, management intends to make such election related to the Company's U.S. plans.

Benefit payments expected to be paid to pension and other postretirement benefit plan participants are as follows:

Year ending December 31,	Pension benefits		Other postretirement benefits	
2026	$	175	$	50
2027		170		50
2028		165		50
2029		165		45
2030		165		45
2031 through 2035		785		205
	$	1,625	$	445

Defined Contribution Plans

The Company sponsors savings and investment plans in several countries. In the U.S., employees may contribute a portion of their compensation to the plans, and Alcoa matches a specified percentage of these contributions in equivalent form of the investments elected by the employee. Also, the Company makes contributions to a retirement savings account based on a percentage of eligible compensation for certain U.S. employees that are not able to participate in Alcoa's defined benefit pension plans. The Company's expenses related to all defined contribution plans were $94 in 2025, $86 in 2024, and $80 in 2023.

Member-funded Pension Plans

The Company contributes to member-funded pension plans for the employees of Aluminerie de Bécancour Inc. and Aluminerie de Deschambault in Canada. Alcoa makes contributions to the plans based on a percentage of the employees' eligible compensation. The Company's expenses related to the member-funded pension plans were $17 in 2025, $16 in 2024, and $16 in 2023.

Target Benefit Plan

The Company contributes to a target benefit plan for the employees of Baie-Comeau in Canada. Alcoa makes contributions to the plan based on a percentage of the employees' eligible compensation. The Company's expenses related to the target benefit plan were $7 in 2025, $8 in 2024, and $8 in 2023.

P. Derivatives and Other Financial Instruments

Fair Value. The Company follows a fair value hierarchy to measure its assets and liabilities. As of December 31, 2025 and 2024, respectively, the assets and liabilities measured at fair value were primarily derivative instruments and noncurrent marketable securities. In addition, the Company measures its pension plan assets at fair value (see Note O). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy distinguishes between (i) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (ii) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
- Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means; and,
- Level 3—Inputs that are both significant to the fair value measurement and unobservable.

Derivatives. Alcoa Corporation is exposed to certain risks relating to its ongoing business operations, including the risks of changing commodity prices, foreign currency exchange rates, and interest rates. Alcoa Corporation's commodity and derivative activities include aluminum, alumina, energy, foreign exchange, and interest rate contracts, which are held for purposes other than trading. They are used to mitigate uncertainty and volatility, and to cover underlying exposures. While Alcoa does not generally enter into derivative contracts to mitigate the risk associated with changes in aluminum or alumina prices, the Company may do so in isolated cases to address discrete commercial or operational conditions. Alcoa is not involved in trading activities for energy, weather derivatives, or other nonexchange commodities.

Alcoa Corporation's commodity and derivative activities are subject to the management, direction, and control of the Strategic Risk Management Committee (SRMC), which consists of at least three members, including the chief executive officer, the chief financial officer, and the chief commercial officer. The remaining member(s) are other officers and/or employees of the Company as the chief executive officer may designate from time to time. The SRMC meets on a periodic basis to review derivative positions and strategy and reports to the Audit Committee of Alcoa Corporation's Board of Directors on the scope of its activities.

During the first and second quarters of 2025, Alcoa entered into financial contracts with multiple counterparties to mitigate financial risks associated with changes in aluminum prices, natural gas prices, electricity prices, and foreign currency exchange rates related to the San Ciprián operations. The aluminum, natural gas, and electricity financial contracts qualify for cash flow hedge accounting. The foreign exchange financial contracts do not qualify for hedge accounting treatment. These contracts are held by a separate wholly-owned subsidiary of Alcoa Corporation, and the associated realized gains or losses have no impact on the results of the San Ciprián operations. Due to the widespread power outage across Spain that occurred on April 28, 2025, it became probable that certain forecasted electricity purchases would not occur in 2025. As a result, Alcoa dedesignated a portion of the electricity financial contracts and recognized a gain of $3 in Cost of goods sold.

Alcoa Corporation's aluminum, alumina, foreign exchange, natural gas, and electricity contracts are predominantly classified as Level 1 or Level 2 under the fair value hierarchy. The Level 1 and 2 contracts are predominantly designated as either fair value or cash flow hedging instruments. Alcoa Corporation also has several derivative instruments classified as Level 3 under the fair value hierarchy, which are either designated as cash flow hedges or undesignated. Alcoa included the changes in its equity method investee's Level 2 derivatives in Accumulated other comprehensive loss through June 30, 2024, when the underlying contracts expired.

The following tables present the detail for Level 1, 2, and 3 derivatives (see additional Level 3 information in further tables below):

	2025		2024	
Balance at December 31,	**Assets**	**Liabilities**	**Assets**	**Liabilities**
Level 1 and 2 derivative instruments	$ 15	$ 246	$ 1	$ 20
Level 1 derivative instruments (undesignated)	48	1	—	—
Level 3 derivative instruments	20	1,354	24	1,079
Total	$ 83	$ 1,601	$ 25	$ 1,099
Less: Current	49	467	25	263
Noncurrent	$ 34	$ 1,134	$ —	$ 836

	2025		2024	
Year ended December 31,	**Unrealized loss recognized in Other comprehensive income (loss)**	**Realized loss reclassified from Accumulated other comprehensive loss to earnings**	**Unrealized loss recognized in Other comprehensive income (loss)**	**Realized gain (loss) reclassified from Accumulated other comprehensive loss to earnings**
Level 1 and 2 derivative instruments	$ (238)	$ (19)	$ (23)	$ 1
Level 3 derivative instruments	(632)	(355)	(70)	(290)
Noncontrolling and equity interest (Level 2)	—	—	—	1
Total	$ (870)	$ (374)	$ (93)	$ (288)

The 2025 realized loss of $19 on Level 1 and 2 cash flow hedges was comprised of a $3 loss recognized in Sales and a $16 loss recognized in Cost of goods sold. The 2024 realized gain of $1 on Level 1 and 2 cash flow hedges was comprised of a $2 gain recognized in Sales and a $1 loss recognized in Cost of goods sold.

The following table presents the outstanding quantities of derivative instruments classified as Level 1 or Level 2:

	Classification	December 31, 2025	December 31, 2024
Aluminum (in kmt)	Commodity buy forwards	211	145
Aluminum (in kmt)	Commodity sell forwards	492	108
Alumina (in kmt)	Commodity sell forwards	103	—
Foreign currency (in millions of euro)	Foreign exchange buy forwards	295	152
Foreign currency (in millions of euro)	Foreign exchange sell forwards	7	13
Foreign currency (in millions of euro) (undesignated)	Foreign exchange buy forwards	702	—
Foreign currency (in millions of euro) (undesignated)	Foreign exchange sell forwards	2	—
Foreign currency (in millions of Norwegian krone)	Foreign exchange buy forwards	—	54
Foreign currency (in millions of Brazilian real)	Foreign exchange buy forwards	46	280
Foreign currency (in millions of Australian dollar)	Foreign exchange buy forwards	786	43
Foreign currency (in millions of Canadian dollar)	Foreign exchange buy forwards	—	5
Foreign currency (in millions of Saudi riyal) (undesignated)	Foreign exchange swap	300	—
Natural gas (in millions of megawatt hours)	Commodity buy forwards	5	—
Electricity (in millions of megawatt hours)	Commodity buy forwards	6	—

Alcoa Corporation routinely uses Level 1 aluminum derivative instruments to manage exposures to changes in the fair value of firm commitments for the purchases or sales of aluminum. Additionally, Alcoa uses alumina derivative instruments to manage exposures to changes in the fair value of certain firm commitments for the purchases or sales of alumina (expires December 2026) and aluminum derivative instruments to manage LME exposures related to the San Ciprián smelter (see above) (expires December 2027). Alcoa used Level 1 aluminum derivative instruments to manage LME exposures related to profitability improvement actions (expired December 2025).

Alcoa Corporation uses Level 1 foreign exchange forward and swap contracts to mitigate the risk of foreign exchange exposure related to euro power purchases in Norway (expires December 2028), euro expenses (primarily energy and labor) (expires December 2027), U.S. dollar alumina and aluminum sales in Brazil (expires October 2026), U.S. dollar alumina sales in Australia (expires December 2032), and Saudi riyal expenses (expires March 2026). Additionally, Alcoa used Level 1 foreign exchange forward contracts to mitigate the risk of foreign exchange exposure related to U.S. dollar aluminum sales in Norway (expired June 2025) and Canadian dollar expenses in Canada (expired March 2025).

Alcoa Corporation uses Level 1 and 2 natural gas and electricity forward contracts to mitigate the risk of price fluctuations on associated purchases in Spain (expires December 2027).

Derivative instruments classified as Level 3 in the fair value hierarchy represent those in which management has used at least one significant unobservable input in the valuation model. Alcoa Corporation uses discounted cash flow and other simulation models to fair value all Level 3 derivative instruments. Inputs in the valuation models for Level 3 derivative instruments are composed of the following: (i) quoted market prices (e.g., aluminum prices on the 10-year LME forward curve and energy prices), (ii) significant other observable inputs (e.g., information concerning time premiums and volatilities for certain option type embedded derivatives and regional premiums for aluminum contracts), and (iii) unobservable inputs (e.g., aluminum and energy prices beyond those quoted in the market, and estimated credit spread between Alcoa and the counterparty). For periods beyond the term of quoted market prices for aluminum, Alcoa Corporation estimates the price of aluminum by extrapolating the 10-year LME forward curve. For periods beyond the term of quoted market prices for the Midwest premium, management estimates the Midwest premium based on recent transactions. Where appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads, and credit considerations. Such adjustments are generally based on available market evidence (Level 2). In the absence of such evidence, management's best estimate is used (Level 3). If a significant input that is unobservable in one period becomes observable in a subsequent period, the related asset or liability would be transferred to the appropriate classification (Level 1 or 2) in the period of such change (there were no such transfers in the periods presented). There were no sales or settlements of Level 3 derivative instruments in the periods presented.

Level 3 derivative instruments outstanding as of December 31, 2025 are described in the table below:

Description	Designation	Contract Termination	Unobservable Inputs Impacting Valuation	Sensitivity to Inputs
Power contracts				
Embedded derivative that indexes the price of power to the LME price of aluminum plus the Midwest premium	Cash flow hedge of forward sales of aluminum	March 2026 December 2029 February 2036	LME price, Midwest premium and MWh per year	Increase in LME price and/or the Midwest premium results in a higher cost of power and an increase to the derivative liability
Embedded derivative that indexes the price of power to the LME price of aluminum	Cash flow hedge of forward sales of aluminum	September 2027 March 2036	LME price and MWh per year	Increase in LME price results in a higher cost of power and an increase to the derivative liability
Embedded derivative that indexes the price of power to the credit spread between the Company and the counterparty	Undesignated	October 2028	Estimated credit spread	Wider credit spread results in a higher cost of power and increase to the derivative liability
Financial contracts				
Hedge power prices	Undesignated	June 2026 June 2035	LME price and power price	Lower prices in the power market or higher LME prices result in an increase to the derivative liability
Hedge power prices	Undesignated	December 2028	Power price and MWh per year	Lower prices in the power market or decreases in renewable energy production result in an increase to the derivative liability

In August 2023 and September 2024, the Company entered into nine-year financial contracts (undesignated) that hedge the anticipated power requirements at one of its smelters effective July 1, 2026 when the current contracts (undesignated) end.

In June 2025, Alcoa entered into a firming contract (undesignated) to manage the variability and intermittency of renewable energy sources and reduce exposure to the spot energy market at one of its smelters for the period from July 2025 through December 2028. The firming contract converts a certain pay-as-produced wind contract into baseload power.

In October 2025, Alcoa entered into a ten-year power contract (cash flow hedge of forward sales of aluminum) at one of its smelters effective April 1, 2026 when the current contract (cash flow hedge of forward sales of aluminum) ends.

At December 31, 2025, the outstanding Level 3 instruments are associated with seven smelters and one permanently closed smelter site. At December 31, 2025 and 2024, the embedded derivatives in power contracts designated as cash flow hedges of forward sales of aluminum hedge 1,005 kmt and 1,230 kmt of aluminum, respectively.

The following table presents quantitative information related to the significant unobservable inputs described above for Level 3 derivative instruments (megawatt hours in MWh; megawatts in MW):

	December 31, 2025	Unobservable Input	Unobservable Input Range	
Asset Derivatives				
Financial contract (undesignated)	$ 12	Interrelationship of forward energy price, LME forward price and the Consumer Price Index	Electricity (per MWh)	2026: $18.47 2026: $67.52
			LME (per mt)	2026: $2,979 2026: $3,008
Financial contract (undesignated)	8	Interrelationship of forward energy price and the contract price, and the estimated MW of renewable energy produced (per month)	Electricity (per MWh)	2026: $40.30 2028: $44.80
			Electricity	2026: 83 MW 2028: 84 MW
Power contract	—	MWh of energy needed to produce the forecasted mt of aluminum	LME (per mt)	2026: $2,979 2026: $2,994
			Midwest premium (per pound)	2026: $0.9300 2026: $0.9300
			Electricity	Rate of 2 million MWh per year
Total Asset Derivatives	$ 20			
Liability Derivatives				
Power contract	$ 132	MWh of energy needed to produce the forecasted mt of aluminum	LME (per mt)	2026: $2,979 2027: $3,028
			Electricity	Rate of 4 million MWh per year
Power contracts	1,222	MWh of energy needed to produce the forecasted mt of aluminum	LME (per mt)	2026: $2,979 2029: $3,048 2036: $3,225
			Midwest premium (per pound)	2026: $0.9300 2029: $0.9300 2036: $0.9300
			Electricity	Rate of 18 million MWh per year
Power contract (undesignated)	—	Estimated spread between the 30-year debt yield of Alcoa and the counterparty	Credit spread	0.15%: 30-year debt yield spread 5.83%: Alcoa (estimated) 5.68%: counterparty
Total Liability Derivatives	$ 1,354			

The fair values of Level 3 derivative instruments recorded in the accompanying Consolidated Balance Sheet were as follows:

Asset Derivatives	December 31, 2025		December 31, 2024	
Derivatives not designated as hedging instruments:				
Current—financial contract	$	15	$	24
Noncurrent—financial contract		5		—
Total derivatives not designated as hedging instruments	$	20	$	24
Total Asset Derivatives	$	20	$	24
Liability Derivatives				
Derivatives designated as hedging instruments:				
Current—power contracts	$	353	$	251
Noncurrent—power contracts		1,001		826
Total derivatives designated as hedging instruments	$	1,354	$	1,077
Derivatives not designated as hedging instruments:				
Current—embedded credit derivative	$	—	$	1
Noncurrent—embedded credit derivative		—		1
Total derivatives not designated as hedging instruments	$	—	$	2
Total Liability Derivatives	$	1,354	$	1,079

The following table shows the net fair values of the Level 3 derivative instruments at December 31, 2025 and the effect on these amounts of a hypothetical change (increase or decrease of 10 percent) in the market prices or rates that existed as of December 31, 2025:

	Fair value (liability) asset		Index change of + / -10%
Power contracts	$	(1,354)	$	249
Embedded credit derivative		—		—
Financial contracts		20		6

The following tables present a reconciliation of activity for Level 3 derivative instruments:

	Assets	
2025	**Financial contracts**	
January 1, 2025	$	24
Total gains or losses included in:		
Other income, net (unrealized/realized)		22
Settlements and other		(26)
December 31, 2025	$	20
Change in unrealized gains or losses included in earnings for derivative instruments held at December 31, 2025:		
Other income, net	$	22

	Liabilities			
2025	**Power contracts**		**Embedded credit derivative**	
January 1, 2025	$	1,077	$	2
Total gains or losses included in:				
Sales (realized)		(355)		—
Other income, net (unrealized/realized)		—		(1)
Other comprehensive loss (unrealized)		632		—
Settlements and other		—		(1)
December 31, 2025	$	1,354	$	—
Change in unrealized gains or losses included in earnings for derivative instruments held at December 31, 2025:				
Other income, net	$	—	$	(1)

	Assets	
2024	**Financial contracts**	
January 1, 2024	$	16
Total gains or losses included in:		
Other income, net (unrealized/realized)		61
Settlements and other		(53)
December 31, 2024	$	24
Change in unrealized gains or losses included in earnings for derivative instruments held at December 31, 2024:		
Other income, net	$	61

	Liabilities			
2024	**Power contracts**		**Embedded credit derivative**	
January 1, 2024	$	1,297	$	—
Total gains or losses included in:				
Sales (realized)		(290)		—
Other expenses, net (unrealized/realized)		—		3
Other comprehensive income (unrealized)		70		—
Settlements and other		—		(1)
December 31, 2024	$	1,077	$	2
Change in unrealized gains or losses included in earnings for derivative instruments held at December 31, 2024:				
Other expenses, net	$	—	$	3

Derivatives Designated As Hedging Instruments—Cash Flow Hedges

Assuming market rates remain constant with the rates at December 31, 2025, a realized loss of $353 related to power contracts is expected to be recognized in Sales over the next 12 months.

Material Limitations

The disclosures with respect to commodity prices and foreign currency exchange risk do not consider the underlying commitments or anticipated transactions. If the underlying items were included in the analysis, the gains or losses on the futures contracts may be offset. Actual results will be determined by several factors that are not under Alcoa Corporation's control and could vary significantly from those factors disclosed.

Alcoa Corporation is exposed to credit loss in the event of nonperformance by counterparties on the above instruments, as well as credit or performance risk with respect to its hedged customers' commitments. Alcoa Corporation does not anticipate nonperformance by any of these parties. Contracts are with creditworthy counterparties and are further supported by cash, treasury bills, or irrevocable letters of credit issued by carefully chosen banks. In addition, various master netting arrangements are in place with counterparties to facilitate settlement of gains and losses on these contracts.

Other Financial Instruments. The carrying values and fair values of Alcoa Corporation's other financial instruments were as follows:

	2025		2024	
December 31,	Carrying value	Fair value	Carrying value	Fair value
Cash and cash equivalents	$ 1,597	$ 1,597	$ 1,138	$ 1,138
Restricted cash	95	95	96	96
Noncurrent marketable securities	1,397	1,397	—	—
Short-term borrowings	9	9	50	50
Long-term debt due within one year	1	1	75	75
Long-term debt, less amount due within one year	2,438	2,545	2,470	2,499

The following methods were used to estimate the fair values of other financial instruments:

Cash and cash equivalents and Restricted cash. The carrying amounts approximate fair value because of the short maturity of the instruments. The fair value amounts for Cash and cash equivalents and Restricted cash were classified in Level 1 of the fair value hierarchy.

Noncurrent marketable securities. Noncurrent marketable securities represent shares of Ma'aden acquired by Alcoa in July 2025 (see Note C). The fair value of the shares is based on the unadjusted quoted price on the Saudi Exchange (Tadawul). The fair value amounts for Noncurrent marketable securities were classified in Level 1 of the fair value hierarchy.

Short-term borrowings and Long-term debt, including amount due within one year. The fair value of Long-term debt, less amount due within one year was based on quoted market prices for public debt and on interest rates that are currently available to Alcoa Corporation for issuance of debt with similar terms and maturities for non-public debt. The fair value amounts for all Short-term borrowings and Long-term debt were classified in Level 2 of the fair value hierarchy.

Q. Income Taxes

(Benefit from) provision for income taxes.

The components of Income (loss) before income taxes were as follows:

	2025		2024		2023	
Domestic	$	38	$	(351)	$	(277)
Foreign		1,026		640		(307)
Total	$	1,064	$	289	$	(584)

(Benefit from) provision for income taxes consisted of the following:

	2025		2024		2023	
Current:						
Federal	$	1	$	—	$	—
Foreign		219		242		211
State and local		—		—		—
	$	220	$	242	$	211
Deferred:						
Federal	$	—	$	—	$	—
Foreign		(274)		23		(22)
State and local		(1)		—		—
	$	(275)	$	23	$	(22)
Total	$	(55)	$	265	$	189

Federal includes U.S. income taxes related to foreign income.

A reconciliation of the U.S. federal statutory rate to Alcoa's effective tax rate was as follows:

For the year ended December 31,	2025		2024		2023	
U.S. federal statutory tax rate	$ 224	21.0%	$ 61	21.0%	$ (123)	21.0%
State and local income taxes, net of federal income tax effect	(1)	(0.1%)	—	0.0%	—	0.0%
Foreign tax effects						
Australia						
Tax on foreign operations - statutory rate differential	(46)	(4.3%)	52	18.0%	22	(3.8%)
Other	—	0.0%	2	0.7%	1	(0.2%)
Brazil						
Tax on foreign operations - statutory rate differential	(33)	(3.1%)	49	17.0%	(56)	9.6%
Valuation allowance	(123)	(11.6%)	41	14.2%	254	(43.5%)
Tax holiday	12	1.1%	(32)	(11.1%)	—	0.0%
Withholding taxes	8	0.7%	8	2.8%	15	(2.6%)
Other	3	0.3%	1	0.3%	(1)	0.2%
Canada						
Tax on foreign operations - statutory rate differential	7	0.7%	10	3.5%	8	(1.4%)
Other foreign tax effects	4	0.4%	6	2.1%	4	(0.7%)
Valuation allowance	(9)	(0.9%)	(28)	(9.7%)	(13)	2.2%
Preferential tax rate	—	0.0%	8	2.8%	—	0.0%
Return to provision	(2)	(0.2%)	(5)	(1.7%)	(3)	0.6%
Other	(3)	(0.2%)	(1)	(0.3%)	(2)	0.3%
Hong Kong						
Equity (loss) income	—	0.0%	(4)	(1.4%)	10	(1.7%)
Nontaxable impact of an investment disposition	(56)	(5.3%)	—	0.0%	—	0.0%
Iceland						
Valuation allowance	—	0.0%	—	0.0%	(58)	9.9%
Other	1	0.1%	2	0.7%	1	(0.2%)
Netherlands						
Tax on foreign operations - statutory rate differential	43	4.0%	2	0.6%	1	(0.2%)
Valuation allowance	(118)	(11.1%)	(2)	(0.7%)	1	(0.2%)
Tax credits	(11)	(1.0%)	(6)	(2.1%)		
Nontaxable impact of an investment disposition	(163)	(15.1%)	—	0.0%	—	0.0%
Other	1	0.1%	—	0.0%	—	0.0%
Saudi Arabia						
Other foreign tax effects	78	7.3%	—	0.0%	—	0.0%
Spain						
Tax on foreign operations - statutory rate differential	(10)	(1.0%)	(2)	(0.7%)	(16)	2.7%
Valuation allowance	36	3.4%	25	8.7%	67	(11.5%)
Equity income	1	0.1%	1	0.4%	32	(5.4%)
Nondeductible	—	0.0%	7	2.4%	—	0.0%
Other	3	0.3%	—	0.0%	1	(0.2%)
Suriname						
Tax on foreign operations - statutory rate differential	(3)	(0.3%)	(5)	(1.7%)	1	(0.2%)
Valuation allowance	7	0.7%	11	3.7%	(2)	0.3%
Other	—	0.0%	—	0.0%	—	0.0%
Switzerland						
Tax on foreign operations - statutory rate differential	(11)	(1.0%)	(12)	(4.2%)	(11)	1.9%
Other foreign jurisdictions	10	1.0%	(1)	(0.3%)	(4)	0.8%
Enactment of new tax laws						
Change in tax rate	—	0.0%	—	0.0%	—	0.0%
Effect of cross border tax laws						
Global intangible low taxed income (GILTI)	78	7.3%	80	27.7%	—	0.0%
Tax impact of disregarded entities and partnerships	(16)	(1.5%)	(12)	(4.2%)	20	(3.4%)
Taxes on foreign operations - subpart F income	11	1.0%	11	3.8%	—	0.0%
Tax credits						
Section 45X	(13)	(1.2%)	(15)	(5.2%)	(8)	1.4%
Valuation allowances	(90)	(8.5%)	6	2.1%	47	(8.0%)
Nontaxable or nondeductible items						
Other	23	2.1%	(2)	(0.7%)	—	0.0%
Changes in unrecognized tax benefits	95	8.9%	(1)	(0.3%)	—	0.0%
Other adjustments						
Noncontrolling interest	6	0.6%	10	3.5%	5	(0.9%)
Other	2	0.1%	—	0.0%	(4)	0.8%
Effective tax rate	$ (55)	(5.2%)	$ 265	91.7%	$ 189	(32.4%)

Under the Global Intangible Low Tax Income (GILTI) provisions of the U.S. Tax Cuts and Jobs Act of 2017 (TCJA), taxpayers may elect annually to exclude income subject to a high rate of foreign tax (the "high tax exception"). Differences between local tax rules and U.S. tax principles used to calculate GILTI may cause certain affiliates in high tax jurisdictions to fail to qualify for the exception in a given year. The Company intends to make the high tax exception election for the 2025 tax year in jurisdictions where the applicable requirements are satisfied. Affiliate income subject to GILTI inclusion resulted in a $369 tax impact and was fully offset by net operating losses subject to a full valuation allowance.

Certain income earned by Alcoa World Alumina Brasil Ltda. (AWAB) is eligible for a tax holiday, which decreases the tax rate on this income from the 34 percent statutory rate to 15.25 percent, and results in cash tax savings. The holiday related to production at the Alumar refinery was originally expected to end on December 31, 2027. During 2023, it was extended to December 31, 2032. The holiday related to the operation of the Juruti (Brazil) bauxite mine will end on December 31, 2026.

In 2023, the Company determined that it was no longer more likely than not that the deferred tax asset at AWAB would be realized and recorded a full valuation allowance against the deferred tax asset (see below). As a result, the amount reflected in Tax holiday for Brazil above is zero with respect to AWAB as of December 31, 2023 and 2024. In 2025, the Company determined that it was more likely than not that the deferred tax asset at AWAB would be realized and reversed the full valuation allowance against the deferred tax asset (see below). In 2025, it was determined that the deferred tax assets associated with income subject to the tax holiday would be fully exhausted within the holiday period and, as a result, the amounts were revalued at the holiday rate, resulting in a discrete income tax charge of $30, which is included in Tax holiday above.

Deferred income taxes. The components of deferred tax assets and liabilities based on the underlying attributes without regard to jurisdiction were as follows:

	2025		2024	
December 31,	**Deferred tax assets**	**Deferred tax liabilities**	**Deferred tax assets**	**Deferred tax liabilities**
Tax loss carryforwards	$ 1,959	$ —	$ 2,218	$ —
Loss provisions	424	—	166	—
Derivatives and hedging activities	351	49	248	5
Employee benefits	316	—	312	—
Interest	143	6	142	5
Depreciation	105	207	83	202
Lease assets and liabilities	87	89	74	73
Investment basis differences	34	—	73	—
Deferred income/expense	16	112	15	119
Tax credit carryforwards	9	—	23	—
Other	173	25	69	1
	$ 3,617	$ 488	$ 3,423	$ 405
Valuation allowance	(2,496)	—	(2,734)	—
Total	$ 1,121	$ 488	$ 689	$ 405

The following table details the expiration periods of the deferred tax assets presented above:

December 31, 2025	**Expires within 10 years**	**Expires within 11-20 years**	**No expiration**	**Other**	**Total**
Tax loss carryforwards	$ 59	$ 242	$ 1,658	$ —	$ 1,959
Tax credit carryforwards	9	—	—	—	9
Other	—	—	192	1,457	1,649
Valuation allowance	(55)	(205)	(1,745)	(491)	(2,496)
Total	$ 13	$ 37	$ 105	$ 966	$ 1,121

Deferred tax assets with no expiration may still have annual limitations on utilization. Other represents deferred tax assets whose expiration is dependent upon the reversal of the underlying temporary difference.

The total deferred tax asset (net of valuation allowance) is supported by projections of future taxable income exclusive of reversing temporary differences and taxable temporary differences that reverse within the carryforward period. The composition of Alcoa's net deferred tax asset by jurisdiction as of December 31, 2025 was as follows:

	Domestic	Foreign	Total
Deferred tax assets	$ 967	$ 2,650	$ 3,617
Valuation allowance	(897)	(1,599)	(2,496)
Deferred tax liabilities	(69)	(419)	(488)
Total	$ 1	$ 632	$ 633

Alcoa Australia Holdings Pty Ltd (AAH), a wholly-owned indirect subsidiary of Alcoa, made an election prior to July 31, 2024 that resulted in Alcoa's other wholly-owned Australian subsidiaries joining AAH's tax consolidated group (the AAH Tax Consolidated Group). As a result of the acquisition of Alumina Limited, Alumina Limited and all of its Australian subsidiaries, as well as Alcoa of Australia Limited (AofA) and all of its subsidiaries, joined the AAH Tax Consolidated Group on August 1, 2024. Upon acquisition, Alcoa recognized a deferred tax asset (and a corresponding increase to Additional capital) of $121 primarily related to the portion of Alumina Limited's Australian net operating loss carryforwards that the Company has determined are more likely than not to be realized as a result of the consolidated return election. In the fourth quarter of 2024, the Company recognized an additional deferred tax asset (and a corresponding increase to Additional capital) of $95 primarily due to the tax allocation of the fixed asset valuation to individual assets. Additionally, the Company recorded a deferred tax asset of $265 related to capital loss carryforwards, which was fully offset with a valuation allowance due to uncertain recoverability.

The Company has several income tax filers in various foreign countries. The $632 net deferred tax asset included under the Foreign column in the table above, relates to the following jurisdictions: a $306 net deferred tax asset in Canada; a $214 net deferred tax asset in Australia; a $99 net deferred tax asset in Brazil; a $52 net deferred tax asset in Iceland; a $26 net deferred tax liability in the Netherlands; and, a $13 net deferred tax liability in Norway.

The future realization of the net deferred tax assets was based on projections of the respective future taxable income (defined as the sum of pretax income, other comprehensive income, and permanent tax differences), exclusive of reversing temporary differences and carryforwards. The realization of the net deferred tax assets is not dependent on any future tax planning strategies. Accordingly, management concluded that the net deferred tax assets of the foreign jurisdictions referenced above will more likely than not be realized in future periods, resulting in no need for a partial or full valuation allowance as of December 31, 2025.

AWAB had a full valuation allowance recorded against deferred tax assets, which was established in 2023, as the Company believed it was more likely than not that these tax benefits would not be realized. The majority of AWAB's net deferred tax assets relate to prior net operating losses; the loss carryforwards are not subject to an expiration period. During 2025, after considering all positive and negative evidence, including the expectation that the entity will remain in a three-year cumulative income position, the Company determined that it is more likely than not that the net deferred tax assets would be realized. Based on this conclusion, the Company reversed the valuation allowance totaling $133 during the fourth quarter of 2025, generating a non-cash benefit from income taxes.

ANHBV had a full valuation allowance recorded against deferred tax assets, which was established in 2016, as the Company believed it was more likely than not that these tax benefits would not be realized. The majority of ANHBV's net deferred tax assets relate to prior net operating losses and interest expense, which are not subject to an expiration period. During 2025, after considering all positive and negative evidence, including the expectation that the jurisdiction will remain in a three-year cumulative income position, the Company determined that it is more likely than not that the net deferred tax assets related to loss carryforwards would be realized. Based on this conclusion, the Company reversed the valuation allowance totaling $119 during the fourth quarter of 2025, generating a non-cash benefit from income taxes. A valuation allowance of $135 remains on deferred tax assets related to interest expense as it is not more likely than not that these benefits will be realized under current deductibility limitations.

The Company's subsidiaries in Iceland had a full valuation allowance recorded against deferred tax assets, which was established in 2015 and 2017, as the Company believed it was more likely than not that these tax benefits would not be realized. During 2023, after considering all positive and negative evidence, including the expectation that the jurisdiction will remain in a three-year cumulative income position, the Company determined that it is more likely than not that the net deferred tax assets will be realized. Based on this conclusion, the Company reversed the valuation allowance totaling $58 during 2023, generating a non-cash benefit from income taxes.

The following table details the changes in the valuation allowance:

December 31,		2025		2024		2023
Balance at beginning of year	$	(2,734)	$	(2,595)	$	(2,333)
Establishment of new allowances[1]		—		(266)		(106)
Net change to existing allowances[2]		363		(21)		(113)
Foreign currency translation		(125)		148		(43)
Balance at end of year	$	(2,496)	$	(2,734)	$	(2,595)

[1] Reflects initial establishment of valuation allowances as a result of a change in management's judgment regarding the realizability of deferred tax assets.

[2] Reflects movements in previously established valuation allowances, which increase or decrease as the related deferred tax assets increase or decrease. Such movements occur as a result of a change in management's judgment regarding previously established valuation allowances, remeasurement due to a tax rate change and changes in the underlying attributes of the deferred tax assets, including expiration of the attribute and reversal of the temporary difference that gave rise to the deferred tax asset.

Undistributed net earnings. Certain earnings of Alcoa's foreign subsidiaries are deemed to be permanently reinvested outside the United States. The cumulative amount of Alcoa's foreign undistributed net earnings deemed to be permanently reinvested was approximately $2,857 as of December 31, 2025. Alcoa Corporation has several commitments and obligations related to the Company's operations in various foreign jurisdictions; therefore, management has no plans to distribute such earnings in the foreseeable future. Alcoa Corporation continuously evaluates its local and global cash needs for future business operations and anticipated debt facilities, which may influence future repatriation decisions. If these earnings were distributed in the form of dividends or otherwise, Alcoa could be subject to foreign income or withholding taxes and U.S. federal and state income taxes. Due to the uncertainty of the manner in which the undistributed earnings would be brought back to the U.S. and the tax laws in effect at that time, it is not practicable to estimate the tax liability that might be incurred if such earnings were remitted to the U.S.

Unrecognized tax benefits. Alcoa and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various foreign and U.S. state jurisdictions. With few exceptions, the Company is not subject to income tax examinations by tax authorities for years prior to 2014. The U.S. federal income tax filings of the Company's U.S. consolidated tax group have been examined through the 2021 tax year. Foreign jurisdiction tax authorities are in the process of examining income tax returns of several of Alcoa's subsidiaries for various tax years. The period under foreign examination includes the income tax years from 2014 through 2024. For U.S. state income tax purposes, the Company and its subsidiaries remain subject to income tax examinations for the 2017 tax year and forward.

In April 2025, the Administrative Review Tribunal of Australia (ART) issued its decision on disputed tax liabilities, further described in Note S, related to transfer pricing of certain historic third-party alumina sales. The ART decided that no additional tax is owed. No tax expense had been recognized on this matter, as the Company believed it was more likely than not to prevail. As a result, the ART decision had no impact on unrecognized tax benefits. However, interest on the tax assessed by the Australian Taxation Office (ATO) accrued through the decision date and was deductible against taxable income by AofA. AofA applied this deduction beginning in the third quarter of 2020 through the decision date, resulting in reductions in cash tax payments. Because AofA was ultimately successful, the interest deduction became taxable in 2025. The accrued tax liability of $225 (A$346) was reclassified from Other noncurrent liabilities and deferred credits to Taxes, including income taxes in June 2025 as these amounts are due by June 1, 2026 and will be paid in accordance with the payment schedule applicable to Alcoa's Australian tax group. At December 31, 2024, the noncurrent liability resulting from the cumulative interest deductions was $206 (A$332). In addition, in the third quarter of 2020, AofA paid approximately $74 (A$107) to the ATO related to the tax dispute with an offset to a noncurrent prepaid tax asset. This prepayment was refunded to AofA in the third quarter of 2025.

In October 2022, Alcoa completed the liquidation of Alcoa Saudi Rolling Inversiones S.L. (ASRI), a wholly owned subsidiary that previously held the Company's investment in the Ma'aden Rolling Company. This liquidation resulted in a deductible loss in the Netherlands and a tax benefit of $94 was recognized in 2022, which was substantially offset by a valuation allowance. During the fourth quarter of 2025, the Company determined that it is not more likely than not that the Netherlands tax position will be sustained and, therefore, recognized tax expense of $95 for this matter. At December 31, 2025, $91 was recorded as a reduction to the associated tax assets within Deferred income taxes and $4 was recorded in the reserve balance for unrecognized tax benefits within Noncurrent income taxes.

The reserve balance for unrecognized tax benefits, excluding $91 recorded as a reduction within Deferred income taxes for the Netherlands matter described above, is included in Noncurrent income taxes on the accompanying Consolidated Balance Sheet. A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding interest and penalties) was as follows:

December 31,	2025	2024	2023
Balance at beginning of year	$ 4	$ 5	$ 5
Additions for tax positions of prior years	95	—	—
Reductions for tax positions of prior years	—	(1)	—
Balance at end of year	$ 99	$ 4	$ 5

For all periods presented, a portion of the balance at end of year pertains to state tax liabilities, which are presented before any offset for federal tax benefits. The effect of unrecognized tax benefits, if recorded, that would impact the annual effective tax rate for 2025, 2024, and 2023 would be 9 percent, 2 percent, and 1 percent, respectively, of Income (loss) before income taxes. Alcoa does not anticipate that changes in its unrecognized tax benefits will have a material impact on the Statement of Consolidated Operations during 2026.

It is the Company's policy to recognize interest and penalties related to income taxes as a component of the Provision for income taxes on the accompanying Statement of Consolidated Operations. In 2025, 2024, and 2023 Alcoa recognized $0, $0, and $1, in interest and penalties, respectively. Due to the expiration of the statute of limitations, settlements with tax authorities, and refunded overpayments, the Company also recognized interest income of $1, $1, and $1 in 2025, 2024, and 2023, respectively. As of December 31, 2025 and 2024, the amount accrued for the payment of interest and penalties was $3 and $3, respectively.

Other Matters. The U.S. Inflation Reduction Act of 2022 (IRA) includes a 15 percent minimum tax on book income of certain large corporations, a 1 percent excise tax on net stock repurchases after December 31, 2022, and several tax incentives to promote clean energy. Under the provisions of the IRA, the Company will incur an excise tax of 1 percent for certain common stock repurchases made subsequent to December 31, 2022, which will be reflected in the cost of purchasing the underlying shares. The minimum corporate tax did not have an impact on the Company for 2025, 2024, or 2023 and will not have an impact on the Company for 2026.

The IRA contains a number of tax credits and other incentives for investments in renewable energy production, carbon capture, and other climate-related actions, as well as the production of critical minerals. In December 2023, the U.S. Treasury issued guidance on Section 45X of the Advanced Manufacturing Tax Credit. The Notice of Proposed Rulemaking (the Proposed Regulations) clarified that commercial grade aluminum is included in the definition of aluminum eligible for the credit, which was designed to incentivize domestic production of critical materials important for the transition to clean energy. On October 24, 2024, the U.S. Treasury finalized the Proposed Regulations under Section 45X with important modifications including the ability to include the cost of certain direct and indirect materials in the cost base of the credit. The Proposed Regulation on the definition of aluminum was not finalized; however, management believes that commercial grade aluminum continues to qualify for the Section 45X credit. In the Preamble to the Final Regulations, the U.S. Treasury indicated it will finalize the definition at a later date. The One Big Beautiful Bill Act (OBBBA), enacted on July 4, 2025, set a progressive phase-out of Section 45X credits beginning in 2031 and fully eliminates these credits beginning in 2034. Previously under the IRA, there was no phase out for critical materials, including aluminum. No other provisions of the OBBBA had a material impact on the Company's financial position or results of operations for the year-ended December 31, 2025.

In 2025, 2024, and 2023, the Company recorded benefits of $63, $71, and $36 in Cost of goods sold, respectively, related to its Massena West (New York) smelter and its Warrick smelter. Additionally, in 2025, the Company recorded interest income on credits from 2023 and 2024 of $3 in Other (income) expenses, net. As of December 31, 2025, benefits, including accrued interest income, of $90 were included in Other receivables and $83 were included in Other noncurrent assets on the Consolidated Balance Sheet. As of December 31, 2024, benefits of $36 were included in Other receivables and $71 were included in Other noncurrent assets on the Consolidated Balance Sheet.

R. Asset Retirement Obligations

The following table details the carrying value of recorded AROs by major category, of which $285 and $204 was classified as a current liability as of December 31, 2025 and 2024, respectively:

December 31,	2025	2024
Closure of bauxite residue areas	$ 869	$ 396
Mine reclamation	355	321
Spent pot lining disposal	87	103
Demolition	71	50
Landfill closure	23	25
Balance at end of year	$ 1,405	$ 895

The following table details the changes in the total carrying value of recorded AROs:

December 31,		2025		2024
Balance at beginning of year	$	895	$	989
Accretion expense		40		38
Liabilities incurred		636		160
Payments		(217)		(196)
Reversals of previously recorded liabilities		(15)		(10)
Foreign currency translation and other		66		(86)
Balance at end of year	$	1,405	$	895

Liabilities incurred in 2025 include:
- $380 related to the closure of bauxite residue areas, including water management, due to the closure of the Kwinana refinery;
- $78 related to higher estimated mine reclamation costs and new mining areas opened during the year primarily in Australia;
- $66 related to a change in closure estimates for operating bauxite residue areas primarily at the Australia refineries;
- $51 related to a change in closure estimates for non-operating bauxite residue areas at operating sites primarily at the Poços de Caldas refinery in Brazil;
- $25 related to demolition costs due to the closure of the Kwinana refinery;
- $20 related to a change in estimate for demolition costs at two previously closed sites;
- $10 related to spent pot lining transportation and disposal; and,
- $6 related to a change in closure estimates for non-operating bauxite residue areas, including water treatment, at a previously closed site.

The liabilities incurred related to the closure of the Kwinana refinery and costs at previously closed sites were recorded with a corresponding charge to Restructuring and other charges, net (see Note D) on the accompanying Statement of Consolidated Operations. The liabilities incurred related to non-operating bauxite residue areas at operating sites primarily at the Poços de Caldas refinery and $2 related to higher estimated mine reclamations costs were recorded with a corresponding charge to Cost of goods sold on the accompanying Statement of Consolidated Operations. The remaining liabilities were recorded with corresponding capitalized asset retirement costs.

In 2025, reversals of previously recorded liabilities primarily related to the completion of spent pot lining transportation and disposal at various operating sites.

Liabilities incurred in 2024 include:
- $87 for new mining areas opened during the year and higher estimated mine reclamation costs;
- $24 for changes in closure estimates at the previously closed Suralco (Suriname) refinery;
- $22 related to spent pot lining transportation, treatment, and disposal;
- $11 related to changes in closure estimates for mine reclamation, landfill closure, and demolition at previously closed sites;
- $9 related to water treatment due to the curtailment of the Kwinana refinery; and,
- $6 related to the changes in estimates for residue area closure, landfill closure, and mine reclamation at various operating sites.

The liabilities incurred were recorded with corresponding capitalized asset retirement costs, except for $6 related to non-operating bauxite residue areas and spent pot lining transportation and disposal, which was recorded to Cost of goods sold; and a net charge of $35 related to changes in closure estimates at previously closed sites and the curtailment of the Kwinana refinery which were recorded to Restructuring and other charges, net (see Note D) on the accompanying Statement of Consolidated Operations.

In 2024, reversals of previously recorded liabilities primarily related to the completion of spent pot lining transportation and disposal at the previously closed Intalco smelter.

The estimated timing of cash outflows for recorded AROs at December 31, 2025 was as follows:

2026	$	285
2027 – 2030		914
Thereafter		206
Total	$	1,405

Changes to the estimates may result in material changes to the recorded AROs that may require an increase to or a reversal of previously recorded liabilities, as well as changes in the timing of cash outflows.

S. Contingencies and Commitments

Contingencies

Environmental Matters

Alcoa Corporation participates in environmental assessments and cleanups at several locations. These include currently or previously owned or operated facilities and adjoining properties, and waste sites, including Superfund (Comprehensive Environmental Response, Compensation and Liability Act (CERCLA)) sites.

Alcoa Corporation's environmental remediation reserve balance reflects the most probable costs to remediate identified environmental conditions for which costs can be reasonably estimated. The following table details the changes in the carrying value of recorded environmental remediation reserves:

Balance at December 31, 2022	$	284
Liabilities incurred		39
Cash payments		(55)
Reversals of previously recorded liabilities		(1)
Foreign currency translation and other		1
Balance at December 31, 2023		268
Liabilities incurred		25
Cash payments		(49)
Reversals of previously recorded liabilities		(12)
Foreign currency translation and other		(12)
Balance at December 31, 2024		220
Liabilities incurred		85
Cash payments		(25)
Reversals of previously recorded liabilities		(2)
Foreign currency translation and other		4
Balance at December 31, 2025	$	282

At December 31, 2025 and 2024, the current portion of the remediation reserve balance was $76 and $38, respectively.

In 2025, the Company incurred liabilities of $85 and recorded a reversal of $2. The impacts to the accompanying Statement of Consolidated Operations were primarily:

- $27 for enforceable undertakings with the Department of Climate Change, Energy, the Environment and Water (DCCEEW) at the Huntly mine which was recorded in Cost of goods sold;
- $25 related to subsurface remediation, investigation of potential site contamination, transportation of refinery waste, and ground water monitoring due to the closure of the Kwinana refinery which was recorded in Restructuring and other charges, net;
- $13 for increases in estimated scope and costs associated with ongoing remediation work at previously closed sites which was recorded in Restructuring and other charges, net;
- $9 related to investigation of potential contamination at various sites in Australia which was recorded in Cost of goods sold;
- $5 for certain other environmental compliance matters which was recorded in Cost of goods sold;
- $6 for increases in estimated scope and costs associated with ongoing remediation work at various other sites which was recorded in Cost of goods sold; and,
- ($2) due to the determination that certain site remediation at a previously closed site was no longer required which was recorded in Restructuring and other charges, net.

In 2024, the Company incurred liabilities of $25 and recorded a reversal of $12. The impacts to the accompanying Statement of Consolidated Operations were primarily:

- $20 for an increase in estimated scope and costs associated with ongoing remediation work at several sites and for certain other environmental compliance matters which were recorded in Cost of goods sold;
- $5 for an increase in estimated costs associated with ongoing remediation work at previously closed sites which were recorded to Restructuring and other charges, net (see Note D); and,
- $12 reversal for site remediation that is no longer required at a previously closed site which was recorded in Restructuring and other charges, net (see Note D).

In 2023, the Company incurred liabilities of $39 and recorded a reversal of $1. The impacts to the accompanying Statement of Consolidated Operations were primarily:

- $14 for the closure of the previously curtailed Intalco smelter and $13 for an increase in estimated costs associated with ongoing remediation work at the previously closed Longview (Washington) site which were recorded in Restructuring and other charges, net (see Note D);
- $12 for an increase in estimated costs associated with ongoing remediation work at various other sites which was recorded in Cost of goods sold; and,
- $1 reversal due to the determination that certain remaining site remediation was no longer required which was recorded in Restructuring and other charges, net (see Note D).

Cash payments include mandated expenditures as well as those not required by any regulatory authority or third party. The estimated timing of cash outflows from the environmental remediation reserve at December 31, 2025 was as follows:

2026	$	76
2027 – 2030		120
Thereafter		86
Total	$	282

Reserve balances at December 31, 2025 and 2024, associated with significant sites with active remediation underway or for future remediation were $202 and $154, respectively. In management's judgment, the Company's reserves are sufficient to satisfy the provisions of the respective action plans. Upon changes in facts or circumstances, a change to the reserve may be required. The Company's significant sites include:

Huntly, Australia—The reserve associated with enforceable undertakings with the DCCEEW relates to mining activities for the period from 2019 to 2025 at the Huntly mine. Under the terms of the enforceable undertakings, Alcoa is required to provide $36 (A$55) for investments in environmental offsets to counterbalance impacts caused by mine development and the funding of various conservation programs. Associated cash outlays are expected in 2026.

Kwinana, Australia—The reserve associated with the 2025 closure of the Kwinana refinery is for subsurface remediation, investigation of potential site contamination, transportation of refinery waste, and ground water monitoring. Remediation work is expected to begin in 2026. The final remediation plan is currently being developed, which may result in a change to the existing reserve.

Suriname—The reserve associated with the 2017 closure of the Suralco refinery and bauxite mine is for treatment and disposal of refinery waste and soil remediation. The work began in 2017 and is expected to be completed by the end of 2030.

Massena, New York—The reserve associated with the 2015 closure of the Massena East smelter by the Company's subsidiary, Reynolds Metals Company, is for subsurface soil remediation to be performed after demolition of the structures. Remediation work commenced in 2021 and will take up to eight years to complete.

Point Comfort, Texas—The reserve associated with the 2019 closure of the Point Comfort alumina refinery is for disposal of industrial wastes contained at the site, subsurface remediation, and post-closure monitoring and maintenance. The final remediation plan is currently being developed, which may result in a change to the existing reserve.

Addy, Washington—The reserve associated with the 2022 closure of the Addy magnesium smelter facility is for site-wide remediation and investigation and post-closure monitoring and maintenance. Remediation work is not expected to begin until 2027 and will take three to five years to complete. The final remediation plan is currently being developed, which may result in a change to the existing reserve.

Ferndale, Washington—The reserve associated with the 2023 closure of the Intalco aluminum smelter in Ferndale, Washington is for subsurface remediation and post-closure maintenance and monitoring. The final remediation plan is under review.

Other Sites—The Company is in the process of decommissioning various other plants and remediating sites in several countries for potential redevelopment or to return the land to a natural state. In aggregate, there are remediation projects at 31 other sites that are planned or underway. These activities will be completed at various times in the future over the next two to four years, after which ongoing monitoring and other activities may be required. At December 31, 2025 and 2024, the reserve balance associated with these activities was $80 and $66, respectively.

<u>Tax</u>

Brazil (AWAB)—Under Brazilian law, taxpayers who generate non-cumulative federal value added tax credits related to exempt exports may either request a refund in cash (monetization) or offset them against other federal taxes owed. In 2012, AWAB requested monetization of $136 (R$273) from the Brazilian Federal Revenue Office (RFB) and received $68 (R$136) that year. In March 2013, AWAB was notified by the RFB that approximately $110 (R$220) of value added tax credits previously claimed were being disallowed and a penalty of 50 percent was assessed. $41 (R$82) of the cash received in 2012 related to the disallowed amount. The value added tax credits were claimed by AWAB for both fixed assets and export sales related to the Juruti bauxite mine and Alumar refinery expansion for tax years 2009 through 2011. The RFB has disallowed credits they allege belong to the consortium in which AWAB owns an interest and should not have been claimed by AWAB. Credits have also been disallowed as a result of challenges to apportionment methods used, questions about the use of the credits, and an alleged lack of documented proof. AWAB presented defense of its claim to the RFB on April 8, 2013.

In February 2022, the RFB notified AWAB that it had inspected the value added tax credits claimed for 2012 and disallowed $4 (R$19). In its decision, the RFB allowed credits of $14 (R$65) that were similar to those previously disallowed for 2009 through 2011. In July 2022, the RFB notified AWAB that it had inspected the value added tax credits claimed for 2013 and disallowed $13 (R$66). In its decision, the RFB allowed credits of $10 (R$53) that were similar to those previously disallowed for 2009 through 2011. In September 2024, the RFB notified AWAB that it had further inspected the value added tax credits claimed for 2013 and issued a first administrative decision allowing additional credits of $1 (R$5) that were similar to those previously disallowed for 2009 through 2011. AWAB received the 2012 allowed credits with interest of $9 (R$44) in March 2022, the 2013 allowed credits with interest of $6 (R$31) in August 2022, and the additional 2013 allowed credits with interest of $1 (R$6) in December 2024. The decisions on the 2012 and 2013 credits provide positive evidence to support management's opinion that there is no basis for these credits to be disallowed. AWAB will continue to dispute the credits that were disallowed for 2012 and 2013. If AWAB is successful in this administrative process, the RFB would have no further recourse. If unsuccessful in this process, AWAB has the option to litigate at a judicial level. Separately from AWAB's administrative appeal, in June 2015, a new tax law was enacted repealing the provisions in the tax code that were the basis for the RFB assessing a 50 percent penalty in this matter. As such, the estimated range of reasonably possible loss for these matters is $0 to $54 (R$300). It is management's opinion that the allegations have no basis; however, at this time, the Company is unable to reasonably predict an outcome for this matter.

Australia (AofA)—On April 30, 2025 (the decision date), the ART issued its decision related to the proceedings AofA filed against the ATO in April 2022 to contest the Notices of Assessment (the Notices) issued by the ATO in July 2020 (described below) related to transfer pricing of certain historic third-party alumina sales. The ART decided that no additional tax is owed, consistent with Alcoa's long-held position related to this matter.

The Notices asserted claims for income tax payable by AofA of approximately $152 (A$214) and claims for compounded interest on the tax amount totaling approximately $502 (A$707). In addition to the Notices, the ATO issued a position paper in September 2020 with its preliminary view on the imposition of administrative penalties related to the tax assessment which proposed penalties of approximately $91 (A$128).

In accordance with the ATO's dispute resolution practices, AofA paid 50 percent of the assessed income tax amount exclusive of interest and any penalties, or $74 (A$107), during the third quarter 2020. The prepaid tax asset of $66 (A$107) was included within Other noncurrent assets at December 31, 2024.

Interest on the unpaid tax was accrued through the decision date, which, along with the initial interest assessment, was deductible against taxable income by AofA. AofA applied this deduction beginning in the third quarter of 2020 through the decision date, resulting in reductions in cash tax payments. The accrued tax liability of $225 (A$346) was reclassified to Taxes, including income taxes in June 2025 as these amounts are due by June 1, 2026 and will be paid in accordance with the payment schedule applicable to Alcoa's Australian tax group. The accrued tax liability of $206 (A$332) was included within Other noncurrent liabilities and deferred credits at December 31, 2024.

The ATO did not appeal the ART's decision and the disputed tax claims (and additional related interest and penalties) were withdrawn. The related prepaid tax asset of $69 (A$107) and interest of $9 (A$13) were refunded to AofA in July 2025, and accrued cash taxes of $225 (A$346) related to the interest deductions were reclassified to Taxes, including income taxes in June 2025 as these amounts are payable by AofA by June 1, 2026. The net cash impact of both the refunded amount and the accrued cash taxes is approximately $152 (A$226). This matter is now closed in Alcoa's favor.

References to any assessed U.S. dollar amounts presented in connection with this matter have been converted into U.S. dollars from Australian dollars based on the exchange rate in the respective period.

General

In addition to the matters discussed above, various other lawsuits, claims, and proceedings have been or may be instituted or asserted against Alcoa Corporation, including those pertaining to environmental, safety and health, commercial, tax, product liability, intellectual property infringement, governance, employment, and employee and retiree benefit matters, and other actions and claims arising out of the normal course of business. While the amounts claimed in these other matters may be substantial, the ultimate liability is not readily determinable because of the considerable uncertainties that exist. Accordingly, it is possible that the Company's liquidity or results of operations in a particular period could be materially affected by one or more of these other matters. However, based on facts currently available, management believes that the disposition of these other matters that are pending or asserted will not have a material adverse effect, individually or in the aggregate, on the financial position of the Company.

Commitments

Purchase Obligations. Alcoa Corporation is party to unconditional purchase obligations for energy that expire between 2040 and 2041. Commitments related to these contracts total $58 in 2026, $60 in 2027, $62 in 2028, $65 in 2029, $67 in 2030, and $773 thereafter. Expenditures under these contracts totaled $54 in 2025, $50 in 2024, and $53 in 2023. Additionally, the Company has entered into other purchase commitments for energy, raw materials, and other goods and services, which total $3,279 in 2026, $2,131 in 2027, $1,702 in 2028, $1,421 in 2029, $1,331 in 2030, and $7,702 thereafter.

AofA has a gas supply agreement to power its alumina refineries in Western Australia which began in July 2020 for a 12-year period. The terms of this agreement required AofA to make a prepayment of $500 prior to 2017. At December 31, 2025, prepayments of $37 and $207 were included in Prepaid expenses and other current assets and Other noncurrent assets (see Note U), respectively, on the Consolidated Balance Sheet. At December 31, 2024, prepayments of $35 and $225 were included in Prepaid expenses and other current assets and Other noncurrent assets (see Note U), respectively, on the Consolidated Balance Sheet.

Guarantees of Third Parties. As of December 31, 2025 and 2024, the Company had no outstanding potential future payments for guarantees issued on behalf of a third party.

Bank Guarantees and Letters of Credit. Alcoa Corporation and its subsidiaries have outstanding bank guarantees and letters of credit related to, among others, energy contracts, environmental obligations, legal and tax matters, leasing obligations, workers compensation, and customs duties. The total amount committed under these instruments, which automatically renew or expire at various dates between 2026 and 2028, was $428 (includes $84 issued under a standby letter of credit agreement —see below) at December 31, 2025.

Alcoa Corporation's former parent company Alcoa Inc. was renamed Arconic Inc. on November 1, 2016 and was subsequently renamed Howmet Aerospace Inc. (Howmet). Howmet has outstanding bank guarantees and letters of credit related to the Company of $10 at December 31, 2025. In the event Howmet would be required to perform under any of these instruments, Howmet would be indemnified by Alcoa Corporation in accordance with the Separation and Distribution Agreement dated October 31, 2016. Likewise, the Company has outstanding bank guarantees and letters of credit related to Howmet of $8 at December 31, 2025. In the event Alcoa Corporation would be required to perform under any of these instruments, the Company would be indemnified by Howmet in accordance with the Separation and Distribution Agreement dated October 31, 2016.

In December 2023, AofA committed to provide a bank guarantee in connection with the approval of the Company's five-year mine plans that were referred to the Western Australia Environmental Protection Agency (WA EPA), which demonstrates Alcoa's confidence that its operations will not impair drinking water supplies. On September 30, 2024 and October 1, 2024, AofA delivered bank guarantees totaling $67 (A$100). Alcoa may, with the Western Australian government's consent, replace the bank guarantee with a parent company guarantee or a surety bond. The requirement to provide financial assurance will expire upon the completion of the WA EPA's assessment of the Company's five-year mine plans.

In August 2017, Alcoa Corporation entered into a standby letter of credit agreement with three financial institutions, which was most recently amended in May 2024 and expires on May 1, 2026. The agreement provides for a $200 facility used by the Company for matters in the ordinary course of business. Alcoa Corporation's obligations under this facility are secured in the same manner as obligations under the Company's revolving credit facility. Additionally, this facility contains similar representations and warranties and affirmative, negative, and financial covenants as the Company's Revolving Credit Facility (see Note M). As of December 31, 2025, letters of credit aggregating $84 were issued under this facility.

Surety Bonds. Alcoa Corporation has outstanding surety bonds primarily related to tax matters, contract performance, workers compensation, environmental-related matters, and customs duties. The total amount committed under these bonds, which automatically renew or expire at various dates between 2026 and 2030, was $357 at December 31, 2025. Additionally, Howmet has outstanding surety bonds related to the Company of $6 at December 31, 2025. In the event Howmet would be required to perform under any of these instruments, Howmet would be indemnified by Alcoa Corporation in accordance with the Separation and Distribution Agreement dated October 31, 2016. Likewise, the Company has outstanding surety bonds related to Howmet of $9 at December 31, 2025. In the event Alcoa Corporation would be required to perform under any of these instruments, the Company would be indemnified by Howmet in accordance with the Separation and Distribution Agreement dated October 31, 2016.

T. Leasing

The Company records a right-of-use asset and lease liability for several types of operating leases, including land and buildings, plant equipment, vehicles, maritime vessels, and computer equipment. These amounts are equivalent to the aggregate future lease payments on a discounted basis. The leases have remaining terms of less than one to 57 years. The discount rate applied in determining the present value of lease payments is the Company's incremental borrowing rate at the lease commencement date, unless there is a rate implicit in the lease agreement. The Company does not have material financing leases.

Lease expense and operating cash flows include:

		2025		2024		2023
Costs from operating leases	$	78	$	54	$	53
Variable lease payments		25		42		25
Short-term rental expense		4		7		11

The weighted average lease term and weighted average discount rate were as follows:

December 31,	2025	2024	2023
Weighted average lease term for operating leases (years)	10.6	10.7	12.9
Weighted average discount rate for operating leases	7.0%	6.8%	6.7%

The following represents the aggregate right-of-use assets and related lease obligations recognized in the accompanying Consolidated Balance Sheet:

December 31,		2025		2024
Properties, plants, and equipment, net	$	313	$	259
Other current liabilities		49		38
Other noncurrent liabilities and deferred credits		259		223
Total operating lease liabilities	$	308	$	261

New leases of $90, $163, and $76 were added during the years ended December 31, 2025, 2024, and 2023 respectively.

The future cash flows related to the operating lease obligations as of December 31, 2025 were as follows:

Year Ending December 31,		
2026	$	69
2027		58
2028		50
2029		43
2030		35
Thereafter		227
Total lease payments (undiscounted)		482
Less: discount to net present value		(174)
Total	$	308

U. Other Financial Information

Interest Cost Components

	2025	2024	2023
Amount charged to interest expense	$ 158	$ 156	$ 107
Amount capitalized	39	8	4
	$ 197	$ 164	$ 111

In 2025, the Company recorded a correction of $15 to interest expense to capitalize interest on certain prior period expenditures, of which $8 and $4 related to 2024 and 2023, respectively.

Other (Income) Expenses, Net

	2025	2024	2023
Equity loss	$ 58	$ 24	$ 228
Foreign currency losses (gains), net	2	126	(64)
Net loss from asset sales	5	37	14
Gain from sale of investments (C & H)	(789)	—	—
Mark-to-market gain on noncurrent marketable securities (C)	(197)	—	—
Net (gain) loss on mark-to-market derivative instruments (P)	(83)	(58)	5
Non-service costs – pension and other postretirement benefits (O)	26	16	13
Other, net	(79)	(54)	(62)
	$ (1,057)	$ 91	$ 134

In 2025, Other, net of $79 was primarily related to interest income on interest bearing accounts and the deposit related to the Australia tax matter (see Note S).

In 2024 and 2023, Other, net of $54 and $62, respectively, was primarily related to interest income on interest bearing accounts.

Other Noncurrent Assets

December 31,	2025	2024
Value added tax credits	$ 251	$ 213
Deferred mining costs, net	240	184
Prepaid gas transmission contract	234	278
Gas supply prepayment (S)	207	225
Prepaid pension benefit (O)	131	128
IRA Section 45X credit (Q)	83	71
Noncurrent restricted cash (see below)	70	53
Intangibles, net (L)	34	36
Goodwill (L)	—	142
Noncurrent prepaid tax asset (S)	—	66
Other	115	101
	$ 1,365	$ 1,497

Prepaid gas transmission contract—As part of a previous sale transaction of an equity investment, Alcoa maintained access to approximately 30 percent of the Dampier to Bunbury Natural Gas Pipeline transmission capacity for gas supply to its alumina refineries in Western Australia. At December 31, 2025 and 2024, AofA had an asset of $234 and $278, respectively, representing prepayments made under the agreement for future gas transmission services. In September 2025, a portion of the Prepaid gas transmission contract was written off with a charge of $74 to Restructuring and other charges, net (see Note D) due to the closure of the Kwinana refinery.

Value added tax credits—The Value added tax (VAT) credits (federal and state) relate to two of the Company's subsidiaries in Brazil, AWAB, and Alumínio, concerning the Alumar smelter and refinery and the Juruti mine. The mine, refinery and smelter pay VAT on the purchase of goods and services used in the production process. The credits generally can be utilized to offset the VAT charged on domestic sales of bauxite, alumina, and aluminum.

Other Noncurrent Liabilities and Deferred Credits

December 31,		2025		2024
Operating lease obligations (T)	$	259	$	223
Accrued compensation and retirement costs		101		95
Noncurrent restructuring reserve (D)		34		8
Value added tax credits payable to Arconic Corporation		28		26
Deferred energy credits		26		36
Deferred alumina sales revenue		4		12
Noncurrent accrued tax liability (S)		—		206
Other		35		50
	$	487	$	656

Deferred energy credits—Deferred energy credits relate to cash received from governmental agencies in Spain and Norway.

In Spain, deferred energy credits relate to compensation of indirect carbon emissions costs which is paid one year in arrears relative to the production period. The Company is required to comply with certain operating conditions for a period of three years from the grant date. Compensation received is recognized as a reduction to Cost of goods sold when it is determined to be probable that the Company will satisfy all conditions. Should the Company not meet the conditions during the three-year period, the credits would be repaid to the governmental agency. In 2025, the Company recognized a reduction of $32 to Cost of goods sold related to carbon dioxide compensation in Spain that was received in 2022, as the 3-year operating requirement was met.

In Norway, deferred energy credits relate to compensation for indirect carbon emissions. Beginning in 2024, the carbon dioxide compensation scheme in Norway includes a requirement for recipients to implement emission reduction and energy efficiency measures corresponding to 40 percent of the carbon dioxide compensation paid. Complying with the additional condition can be achieved over multiple years, but not later than 2034. Compensation received is recognized as the conditions are met. During the second quarter of 2025, the Company deferred the recognition of $34 (NOK 341) of conditional compensation received in Other noncurrent liabilities and deferred credits, and after meeting the conditions related to costs incurred in 2024 and 2025 recorded a benefit of $25 (NOK 251) in Research and development expenses in the fourth quarter of 2025. The Company receives carbon dioxide compensation corresponding to 60 percent of the carbon dioxide compensation one year in arrears relative to the production period, and recognizes a reduction to Cost of goods sold in the period earned.

Cash and Cash Equivalents and Restricted Cash

December 31,		2025		2024
Cash and cash equivalents	$	1,597	$	1,138
Current restricted cash		25		43
Noncurrent restricted cash		70		53
	$	1,692	$	1,234

Restricted cash primarily relates to commitments included in the viability agreement reached with the workers' representatives of the San Ciprián smelter in December 2021 and updated in February 2023.

In 2025, the Company incurred $15 of smelter restart expenditures and $1 of capital investment expenditures and against the commitments, and $11 was released from restricted cash. At December 31, 2025, the Company had restricted cash of $75 available for capital improvements at the site and smelter restart costs.

Cash Flow Information

Cash paid for interest, net of amount capitalized, was as follows:

		2025		2024		2023
Interest, net of amount capitalized	$	128	$	132	$	100

Cash paid for income taxes, net of amount refunded, was as follows:

	2025	2024	2023
Domestic			
U.S. - federal	$ —	$ —	$ —
U.S. - state	—	—	—
Foreign, including U.S. withholding taxes			
Australia	70	96	183
Canada	38	32	75
Norway	34	17	50
Brazil	18	8	3
All other	7	4	8
Total	$ 167	$ 157	$ 319

V. Supplier Finance Programs

The Company has various supplier finance programs with third-party financial institutions that are made available to suppliers to facilitate payment term negotiations. Under the terms of these agreements, participating suppliers receive payment in advance of the payment date from third-party financial institutions for qualifying invoices. Alcoa's obligations to its suppliers, including amounts due and payment terms, are not impacted by its suppliers' participation in these programs. The Company does not pledge any assets as security or provide any guarantees beyond payment of outstanding invoices at maturity under these arrangements. The Company does not pay fees to the financial institutions under these arrangements. At December 31, 2025 and December 31, 2024, qualifying supplier invoices outstanding under these programs were $157 and $94, respectively, and have payment terms ranging from 50 to 110 days. These obligations are included in Accounts payable, trade on the accompanying Consolidated Balance Sheet.

The rollforward of Alcoa's outstanding obligations confirmed as valid under its supplier finance program for the years ended December 31, 2025 and 2024 is as follows:

December 31,	2025	2024
Confirmed obligations outstanding at the beginning of the year	$ 94	$ 104
Invoices confirmed during the year	555	446
Confirmed invoices paid during the year	(496)	(452)
Foreign currency translation and other	4	(4)
Confirmed obligations outstanding at the end of the year	$ 157	$ 94

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

Alcoa Corporation's Chief Executive Officer and Chief Financial Officer have evaluated the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended, as of the end of the period covered by this report, and they have concluded that these controls and procedures were effective as of December 31, 2025.

(b) Management's Annual Report on Internal Control over Financial Reporting

Management's Report on Internal Control over Financial Reporting is included in Part II Item 8 of this Form 10-K.

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of Alcoa Corporation's internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP (PCAOB ID No. 238), an independent registered public accounting firm, as stated in their report, which is included in Part II Item 8 of this Form 10-K.

(d) Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting during the fourth quarter of 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

In the fourth quarter 2025, all 4,041,989 issued and outstanding shares of Alcoa Series A convertible preferred stock were converted into 4,041,989 shares of common stock, and the associated preferred shares were retired and cancelled. On February 25, 2026, the Company filed a certificate of cancellation (the "Series A Convertible Preferred Certificate of Cancellation") with the Secretary of State of the State of Delaware, effective as of the time of filing, canceling the Certificate of Designation of Series A Convertible Preferred Stock, and thereby eliminating all Series A Convertible Preferred Stock of the Company as a designated series and restoring the 10,000,000 previously designated shares to the status of authorized but unissued. The foregoing description is qualified in its entirety by reference to the full text of the Series A Convertible Preferred Certificate of Cancellation, which is filed as Exhibit 3.3 to this Annual Report on Form 10-K and incorporated herein by reference.

None of the Company's directors or "officers," as defined in Rule 16a-1(f) of the Exchange Act of 1934, as amended, adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K, during the Company's fiscal quarter ended December 31, 2025.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 401 of Regulation S-K regarding executive officers is set forth in Part I Item 1 of this Form 10-K under the caption "Information about our Executive Officers." The information required by Item 401 of Regulation S-K regarding directors is contained under the caption "Board and Governance Matters—Board of Directors—Director Nominees" of Alcoa Corporation's Definitive Proxy Statement for the 2026 Annual Meeting of Stockholders (Proxy Statement), which will be filed with the SEC within 120 days of the end of Alcoa Corporation's fiscal year ended December 31, 2025 (Proxy Statement) and is incorporated herein by reference.

The Company's Code of Conduct and Ethics (Code of Conduct), which incorporates a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, is publicly available on the Company's website at https://www.alcoa.com under the section "Investors—Governance—Governance Documents—Code of Conduct." Alcoa Corporation will post any amendments to, or waivers of, its Code of Conduct that apply to its principal executive officer, principal financial officer, principal accounting officer or controller on its website at https://www.alcoa.com.

With respect to Item 408(b) of Regulation S-K, the Company has adopted an insider trading policy and procedures that govern the purchase, sale, and other dispositions of the Company's securities by directors, officers, and employees, as well as by the Company itself. The Company believes that its insider trading policy and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable listing standards. A copy of the Company's insider trading policy is incorporated by reference as Exhibit 19.1 to this Form 10-K.

The information required by Items 407(c)(3), if applicable, (d)(4) and (d)(5) of Regulation S-K is included under the captions "Information Relating to the 2027 Annual Meeting" and "Board and Governance Matters—Corporate Governance—Board Structure and Operations—Committees of the Board" of the Proxy Statement and is incorporated herein by reference.

Item 11. Executive Compensation.

The information required by Item 402 and Item 407(e)(4) and (e)(5) of Regulation S-K is contained under the captions "Non-Employee Director Compensation Program," "Executive Compensation" (other than the information contained under the heading "Pay Versus Performance"), "Board and Governance Matters—Corporate Governance— Board Structure and Operations—Committees of the Board," "Board and Governance Matters—Corporate Governance—Board Oversight Responsibilities—Risk Oversight" and "Board and Governance Matters—Corporate Governance—Board Structure and Operations—Compensation Committee Interlocks and Insider Participation" of the Proxy Statement. Such information (other than the Compensation Committee Report, which shall not be deemed to be filed) is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 201(d) of Regulation S-K is contained under the caption "Equity Compensation Plan Information" of the Proxy Statement and is incorporated herein by reference.

The information required by Item 403 of Regulation S-K is contained under the caption "Beneficial Ownership" of the Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 404 of Regulation S-K is contained under the caption "Board and Governance Matters—Corporate Governance—Other Governance Policies and Practices—Related Person Transactions" of the Proxy Statement and is incorporated herein by reference.

The information required by Item 407(a) of Regulation S-K is contained under the caption "Board and Governance Matters—Board of Directors—Process for Identification and Evaluation of Director Candidates—Director Independence" of the Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information required by Item 9(e) of Schedule 14A is contained under the caption "Audit Matters—Audit Committee Pre-Approval Policy" and "Audit Matters—Auditor Fees" of the Proxy Statement and is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules.

(a) The consolidated financial statements and exhibits listed below are filed as part of this report.

(1) The Company's consolidated financial statements, the notes thereto and the report of the Independent Registered Public Accounting Firm are included in Part II Item 8 of this report.

(2) Financial statement schedules have been omitted because they are not applicable, not required, or the required information is included in the consolidated financial statements or notes thereto.

(3) Exhibits.

Exhibit No.	Description of Exhibit
2.1	Deed of Amendment and Restatement of the Scheme Implementation Deed, dated May 20, 2024, by and among Alcoa Corporation, AAC Investments Australia 2 Pty Ltd, and Alumina Limited (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed May 20, 2024 (File No. 1-37816))
3.1	Amended and Restated Certificate of Incorporation of Alcoa Corporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed November 3, 2016 (File No. 1-37816))
3.2	Certificate of Designation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed August 1, 2024 (File No. 1-37816))
3.3	Amended and Restated Bylaws of Alcoa Corporation, as adopted on July 31, 2024 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed August 1, 2024 (File No. 1-37816))
3.4	Certificate of Cancellation of Designation of Series A Convertible Preferred Stock (filed herewith)
4.1	Indenture, dated May 17, 2018, among Alcoa Nederland Holding B.V., Alcoa Corporation, certain subsidiaries of Alcoa Corporation, and the Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed May 17, 2018 (File No. 1-37816))
4.2	Supplemental Indenture, dated as of December 9, 2019, among Alcoa Corporation, Alcoa Treasury S.à r.l, Alcoa Nederland Holding B.V., and The Bank of New York Mellon Trust Company, N.A. under the Indenture dated May 17, 2018 (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019, filed February 21, 2020 (File No. 1-137816))
4.3	Indenture, dated as of March 24, 2021, among Alcoa Nederland Holding B.V., Alcoa Corporation, certain subsidiaries of Alcoa Corporation, and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed March 24, 2021 (File No. 1-37816))
4.4	Indenture, dated as of March 21, 2024, among Alcoa Nederland Holding B.V., Alcoa Corporation, the subsidiary guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed March 21, 2024 (File No. 1-37816))
4.5	Indenture, dated March 17, 2025, among Alumina Pty Ltd, Alcoa Corporation, certain subsidiaries of Alcoa Corporation, and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed March 17, 2025 (File No. 1-37816))
4.6	Description of Securities (filed herewith)
10.1	Separation and Distribution Agreement, dated as of October 31, 2016, by and between Arconic Inc. and Alcoa Corporation (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed November 4, 2016 (File No. 1-37816))

Exhibit No.	Description of Exhibit
10.2	Tax Matters Agreement, dated as of October 31, 2016, by and between Arconic Inc. and Alcoa Corporation (incorporated by reference to Exhibit 2.3 to the Company's Current Report on Form 8-K filed November 4, 2016 (File No. 1-37816))
10.3	Amendment No. 1, dated as of January 17, 2024, which includes, as Exhibit A thereto, the Revolving Credit Agreement, dated as of September 16, 2016, as amended as of October 26, 2016, as amended and restated as of November 14, 2017, as amended and restated as of November 21, 2018, as amended as of August 16, 2019, as amended as of April 21, 2020, as amended as of June 24, 2020, as amended as of March 4, 2021, as amended and restated as of June 27, 2022 and as amended as of January 17, 2024, among Alcoa Corporation, Alcoa Nederland Holding B.V., the lenders and issuers from time to time party thereto, and JPMorgan Chase Bank N.A., as administrative agent for the lenders and issuers (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 18, 2024 (File No. 1-37816))
10.4	Amendment No. 2, dated as of August 4, 2025, which includes, as Exhibit A thereto, the Revolving Credit Agreement, dated as of September 16, 2016, as amended as of October 26, 2016, as amended and restated as of November 14, 2017, as amended and restated as of November 21, 2018, as amended as of August 16, 2019, as amended as of April 21, 2020, as amended as of June 24, 2020, as amended as of March 4, 2021, as amended and restated affgtrs of June 27, 2022, as amended as of January 17, 2024, and as amended as of August 4, 2025, among Alcoa Corporation, Alcoa Nederland Holding B.V., the lenders and issuers from time to time party thereto, and JPMorgan Chase Bank N.A., as administrative agent for the lenders and issuers (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed October 28, 2025 (File No. 1-37816))
10.5	Kwinana State Agreement of 1961 (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to the Company's Registration Statement on Form 10 filed September 1, 2016 (File No. 1-37816))
10.6	Pinjarra State Agreement of 1969 (incorporated by reference to Exhibit 10.8 to Amendment No. 2 to the Company's Registration Statement on Form 10 filed September 1, 2016 (File No. 1-37816))
10.7	Wagerup State Agreement of 1978 (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Company's Registration Statement on Form 10 filed September 1, 2016 (File No. 1-37816))
10.8	Alumina Refinery Agreement of 1987 (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Company's Registration Statement on Form 10 filed September 1, 2016 (File No. 1-37816))
10.9	Alcoa Corporation 2016 Stock Incentive Plan (as Amended and Restated as of May 9, 2018), (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed May 15, 2018 (File No. 1-37816))*
10.10	Alcoa USA Corp. Deferred Compensation Plan, effective August 1, 2016, as amended November 15, 2021 (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021, filed February 24, 2022 (File No. 1-137816))*
10.11	Alcoa USA Corp. Nonqualified Supplemental Retirement Plan C (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the Company's Registration Statement on Form 10 filed August 12, 2016 (File No. 1-37816))*
10.12	Amendment 1 to Alcoa USA Corp. Nonqualified Supplemental Retirement Plan C, effective January 1, 2021 (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 2017, filed February 23, 2018 (File No. 1-37816))*
10.13	Form of Amended and Restated Indemnification Agreement by and between Alcoa Corporation and individual directors or officers, effective August 1, 2017 (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed August 3, 2017 (File No. 1-37816))*
10.14	Alcoa Corporation Annual Cash Incentive Compensation Plan (as Amended and Restated), effective February 21, 2018 (incorporated by referenced to Exhibit 10 to the Company's Quarterly Report on Form 10-Q filed May 9, 2018 (File No. 1-37816))*
10.15	Alcoa Corporation Amended and Restated Change in Control Severance Plan, dated July 30, 2019 (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed October 31, 2019 (File No. 1-37816))*

Exhibit No.	Description of Exhibit

10.16 Amendment No. 1, dated as of January 8, 2023 to the Alcoa Corporation Amended and Restated Change in Control Severance Plan, dated July 30, 2019 (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022, filed February 23, 2023 (File No. 1-137816))*

10.17 Amended and Restated Form of Alcoa Corporation Chief Executive Officer and Chief Financial Officer Executive Severance Agreement, effective as of July 30, 2019 (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed October 31, 2019 (File No. 1-37816))*

10.18 Amendment No. 1 to Amended and Restated Executive Severance Agreement, between William F. Oplinger and Alcoa Corporation, effective February 1, 2023 (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022, filed February 23, 2023 (File No. 1-137816))*

10.19 Amended and Restated Form of Alcoa Corporation Corporate Officer Executive Severance Agreement, effective as of July 30, 2019 (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q filed October 31, 2019 (File No. 1-37816))*

10.20 Amended and Restated Form of Alcoa Corporation Corporate Officer Executive Severance Agreement (Canada), effective as of April 1, 2020 (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023, filed February 21, 2024 (File No. 1-37816))*

10.21 Amended and Restated Form of Alcoa Corporation Corporate Officer Executive Severance Agreement (Australia), effective as of July 30, 2019 (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024, filed February 20, 2025 (File No. 1-37816))*

10.22 Letter Agreement, dated July 22, 2023, between Andrew Hastings and Alcoa Corporation (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed May 2, 2024 (File No. 1-37816))*

10.23 Terms and Conditions for Employee Stock Option Awards (incorporated by reference to Exhibit 10.30 to the Company's Registration Statement on Form S-1 filed January 18, 2017 (File No. 333-215606))*

10.24 Terms and Conditions for Employee Stock Option Awards, dated January 24, 2018 (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for the year ended December 31, 2017, filed February 23, 2018 (File No. 1-37816))*

10.25 Terms and Conditions for Employee Stock Option Awards, effective October 1, 2019 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed October 31, 2019 (File No. 1-37816))*

10.26 Terms and Conditions for Employee Restricted Share Units, effective December 8, 2021 (incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021, filed February 24, 2022 (File No. 1-137816))*

10.27 Terms and Conditions for Employee Special Retention Awards, effective December 8, 2021 (incorporated by reference to Exhibit 10.38 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021, filed February 24, 2022 (File No. 1-137816))*

10.28 Terms and Conditions for Employee Restricted Share Units, effective January 24, 2024 (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023, filed February 21, 2024 (File No. 1-37816))*

10.29 Terms and Conditions for Employee Special Retention Awards, effective January 24, 2024 (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023, filed February 21, 2024 (File No. 1-37816))*

10.30 Alcoa Corporation Non-Employee Director Compensation Policy, effective August 1, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed August 2, 2024 (File No. 1-37816))*

10.31 Terms and Conditions for Deferred Fee Restricted Share Units Director Awards, effective December 1, 2016 (incorporated by reference to Exhibit 10.34 to the Company's Registration Statement on Form S-1 filed January 18, 2017 (File No. 333-215606))*

Exhibit No.	Description of Exhibit
10.32	Terms and Conditions for Deferred Fee Restricted Share Units Director Awards, effective May 4, 2022 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed July 25, 2022 (File No. 1-37816))*
10.33	Terms and Conditions for Deferred Fee Restricted Share Units Director Awards, effective August 1, 2024 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed August 2, 2024 (File No. 1-37816))*
10.34	Terms and Conditions for Restricted Share Units Annual Director Awards, effective December 1, 2016 (incorporated by reference to Exhibit 10.35 to the Company's Registration Statement on Form S-1 filed January 18, 2017 (File No. 333-215606))*
10.35	Terms and Conditions for Restricted Share Units Annual Director Awards, effective May 9, 2017 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report Form 10-Q filed August 3, 2017 (File No. 1-37816))*
10.36	Terms and Conditions for Restricted Share Units Annual Director Awards, effective May 4, 2022 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed July 25, 2022 (File No. 1-37816))*
10.37	Terms and Conditions for Restricted Share Units Annual Director Awards, effective August 1, 2024 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed August 2, 2024 (File No. 1-37816))*
10.38	Alcoa Corporation 2016 Deferred Fee Plan for Directors (effective November 1, 2016, as amended and restated on December 5, 2018), effective August 1, 2024 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed August 2, 2024 (File No. 1-37816))*
19.1	Insider Trading Policy, effective August 1, 2023 (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024, filed February 20, 2025 (File No. 1-137816))
21.1	List of Subsidiaries (filed herewith)
23.1	Consent of PricewaterhouseCoopers LLP (filed herewith)
23.2	Consent of SLR International Corporation (filed herewith)
31.1	Certification of Principal Executive Officer required by Securities and Exchange Commission Rule 13a-14(a) or 15d-14(a) (filed herewith)
31.2	Certification of Principal Financial Officer required by Securities and Exchange Commission Rule 13a-14(a) or 15d-14(a) (filed herewith)
32.1	Certification of Principal Executive Officer, required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (furnished herewith)
32.2	Certification of Principal Financial Officer, required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (furnished herewith)
96.1	Technical Report Summary for Darling Range, Western Australia (filed herewith)
96.2	Technical Report Summary for Juruti, Brazil (incorporated by reference to Exhibit 96.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021, filed February 24, 2022 (File No. 1-137816))
97	Alcoa Corporation Clawback Policy, effective October 15, 2023 (incorporated by reference to Exhibit 97 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023, filed February 21, 2024 (File No. 1-37816))*
99.1	Amended and Restated Grantor Trust Agreement by and between Alcoa Corporation and Wells Fargo Bank, National Association, effective October 24, 2017 (incorporated by reference to Exhibit 99.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2017, filed February 23, 2018 (File No. 137816))
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbases Document

Exhibit No.	Description of Exhibit
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Denotes management contracts or compensatory plans or arrangements required to be filed as Exhibits to this Form 10-K.

Certain schedules exhibits, and appendices have been omitted in accordance with to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish copies of any omitted schedule, exhibit, or appendix to the Commission upon request.

Item 16. Form 10-K Summary.

Not applicable.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**ALCOA CORPORATION**

By: /s/ Renee R. Henry
                Renee R. Henry
           Senior Vice President and Controller

February 26, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated and on February 26, 2026.

/s/ William F. Oplinger	/s/ Molly S. Beerman
William F. Oplinger	Molly S. Beerman
President, Chief Executive Officer and Director	Executive Vice President and Chief Financial Officer
(Principal Executive Officer and Director)	(Principal Financial Officer)
/s/ Renee R. Henry	
Renee R. Henry	
Senior Vice President and Controller	
(Principal Accounting Officer)	
/s/ Thomas J. Gorman	/s/ John A. Bevan
Thomas J. Gorman	John A. Bevan
Director, Chairman of the Board of Directors	Director
/s/ Mary Anne Citrino	/s/ Alistair Field
Mary Anne Citrino	Alistair Field
Director	Director
/s/ Pasquale Fiore	/s/ James A. Hughes
Pasquale Fiore	James A. Hughes
Director	Director
/s/ Roberto O. Marques	/s/ Carol L. Roberts
Roberto O. Marques	Carol L. Roberts
Director	Director
/s/ Jackson P. Roberts	/s/ Ernesto Zedillo
Jackson P. Roberts	Ernesto Zedillo
Director	Director

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	State or Country of Organization
AAC Investments Australia PTY Ltd	Australia
AAC Investments Australia 1 PTY Ltd	Australia
AAC Investments Australia 2 PTY Ltd	Australia
Alcoa Alumínio S.A.	Brazil
Alcoa Australian Holdings Pty Ltd	Australia
Alcoa Global Holding B.V.	Netherlands
Alcoa Holland B.V.	Netherlands
Alcoa Nederland Holding B.V.	Netherlands
Alcoa of Australia Limited	Australia
Alcoa USA Corp.	Delaware
Alcoa USA Holding Company	Delaware
Alcoa-Lauralco Management Company	Canada
Alumina International Holdings Pty Ltd	Australia
Alumina Pty Ltd	Australia
Aluminerie Lauralco B.V.	Netherlands
Reynolds Metals Company, LLC	Delaware

The names of particular subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute, as of the end of the year covered by this report, a "significant subsidiary" as defined in Regulation S-X under the Securities Exchange Act of 1934, as amended.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-214420, 333-214423, 333-218038, and 333-228258) of Alcoa Corporation of our report dated February 26, 2026 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
February 26, 2026

SLR Consulting Limited

Exhibit 23.2

26 February 2026

CONSENT OF QUALIFIED PERSON

Re: Form 10-K of Alcoa Corporation (the “Company”)

SLR Consulting Limited (“SLR”), in connection with the Company’s Annual Report on Form 10-K for the year ended December 31, 2025 (the “Form 10-K”), consents to:

- the public filing by the Company and use of the technical report summary titled “Technical Report Summary on the Darling Range, Western Australia,” with an effective date of December 31, 2025 and dated February 26, 2026, and the technical report summary titled “Technical Report Summary for Juruti, Brazil,” with an effective date of December 31, 2021 and dated February 24, 2022 (together, the “Technical Report Summaries”), that were prepared in accordance with Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission, as exhibits to and referenced in the Form 10-K;
- the incorporation by reference of the Technical Report Summaries into the Company’s Registration Statements on Form S-8 (Nos. 333-214420, 333-214423, 333-218038, and 333-228258) (collectively, the “Registration Statements”);
- the use of and references to our name, including our status as an expert or “qualified person” (as defined in Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission), in connection with the Form 10-K, the Registration Statements, and the Technical Report Summaries; and
- any extracts from or a summary of the Technical Report Summaries in the Form 10-K and incorporated by reference in the Registration Statements and the use of any information derived, summarized, quoted, or referenced from the Technical Report Summaries, or portions thereof, that was prepared by us, that we supervised the preparation of, and/or that was reviewed and approved by us, that is included or incorporated by reference in the Form 10-K and the Registration Statements.

SLR is responsible for authoring, and this consent pertains to, the Technical Report Summaries. SLR certifies that it has read the Form 10-K and that it fairly and accurately represents the information in the Technical Report Summaries for which it is responsible.

SLR Consulting Limited

Per:

John R. Walker FGS, FIMMM, QMR
Technical Director – Mining Advisory Europe



Registered Office:
3rd Floor, Summit House, 12 Red Lion Square, London, United Kingdom, WC1R 4QH

Registered No:SLR Consulting Limited 3880506
Incorporated in England and Wales

SLR Consulting Limited
3rd Floor, Summit House, 12 Red Lion Square, London, WC1R 4QH
Tel: +44 3300 886631 www.slrconsulting.com

Exhibit 31.1

CERTIFICATIONS

I, William F. Oplinger, certify that:

1. I have reviewed this annual report on Form 10-K of Alcoa Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2026

/s/ William F. Oplinger
Name: William F. Oplinger
Title: President and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Molly S. Beerman, certify that:

1. I have reviewed this annual report on Form 10-K of Alcoa Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2026

/s/ Molly S. Beerman
Name: Molly S. Beerman
Title: Executive Vice President and Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alcoa Corporation (the "Company") on Form 10-K for the period ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacity and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 26, 2026   /s/ William F. Oplinger
                                                          William F. Oplinger
                                                          President and Chief Executive Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of this report.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alcoa Corporation (the "Company") on Form 10-K for the period ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacity and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to her knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 26, 2026

/s/ Molly S. Beerman
Molly S. Beerman
Executive Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of this report.



Alcoa Corporation and subsidiaries
Calculation of Financial Measures (unaudited)
(in millions)

Reconciliation of Adjusted EBITDA

	Year ended	
	December 31, 2025	December 31, 2024
Net income attributable to Alcoa Corporation	$ 1,157	$ 60
Add:		
Net loss attributable to noncontrolling interest	(38)	(36)
(Benefit from) provision for income taxes	(55)	265
Other (income) expenses, net	(1,057)	91
Interest expense	158	156
Restructuring and other charges, net	918	341
Impairment of goodwill	144	—
Provision for depreciation, depletion, and amortization	623	642
Adjusted EBITDA	1,850	1,519
Special items[1]	115	70
Adjusted EBITDA, excluding special items	$ 1,965	$ 1,589

Alcoa Corporation's definition of Adjusted EBITDA (Earnings before interest, taxes, depreciation, and amortization) is net margin plus an add-back for depreciation, depletion, and amortization. Net margin is equivalent to Sales minus the following items: Cost of goods sold; Selling, general administrative, and other expenses; Research and development expenses; and Provision for depreciation, depletion, and amortization. Adjusted EBITDA is a non-GAAP financial measure. Management believes this measure is meaningful to investors because Adjusted EBITDA provides additional information with respect to Alcoa Corporation's operating performance and the Company's ability to meet its financial obligations. The Adjusted EBITDA presented may not be comparable to similarly titled measures of other companies.

[1]   Special items include the following:
 • for the year ended December 31, 2025, costs related to the closure of the Kwinana, Australia refinery ($39), costs related to the restart process at the San Ciprián, Spain smelter ($15), external costs related to portfolio actions ($14), and charges for other special items ($4). Additionally, the mark-to-market contracts associated with the Portland, Australia smelter ($30) and San Ciprián refinery and smelter ($13) generated gains in Other (income) expenses, net which economically offset a portion of the cost of power and foreign currency impacts, respectively, recorded in Cost of goods sold. These non-GAAP reclasses present the net cost of power and foreign currency impacts within Cost of goods sold; and,
 • for the year ended December 31, 2024, net cost of power associated with the Portland smelter ($45), external costs related to portfolio actions ($14), costs related to the restart process at the San Ciprián smelter ($4), costs related to the restart process at the Warrick Operations site in Indiana ($3), and charges for other special items ($4).

Reconciliation of Net Debt

	December 31, 2025	December 31, 2024
Short-term borrowings	$ 9	$ 50
Long-term debt due within one year	1	75
Long-term debt, less amount due within one year	2,438	2,470
Total debt	2,448	2,595
Less: Cash and cash equivalents	1,597	1,138
Net debt	851	1,457
Plus: Net pension / OPEB liability	613	600
Adjusted net debt	$ 1,464	$ 2,057

Net debt is a non-GAAP financial measure. Management believes this measure is meaningful to investors because management assesses Alcoa Corporation's leverage position after considering available cash that could be used to repay outstanding debt.

Adjusted net debt is also a non-GAAP financial measure. Management believes this measure is meaningful to investors because management also assesses Alcoa Corporation's leverage position after considering available cash that could be used to repay outstanding debt and net pension/OPEB liability.

ALCOA CORPORATION DIRECTORS AND OFFICERS
AS OF MARCH 1, 2026

Directors

Thomas J. Gorman
(Non-Executive Chairman of the Board)
Retired Chief Executive Officer, Brambles Limited

John A. Bevan
Retired Chief Executive Officer and Executive Director, Alumina Limited

Mary Anne Citrino
Senior Advisor, The Blackstone Group

Alistair Field
Retired Group Chief Executive Officer and Managing Director, Sims Limited

Pasquale (Pat) Fiore
Former Rio Tinto executive

James A. Hughes
Managing Partner, EnCap Investments L.P.

Roberto O. Marques
Former Executive Chairman and Chief Executive Officer of Natura & Co Holding

William F. Oplinger
President and Chief Executive Officer, Alcoa Corporation

Carol L. Roberts
Retired Senior Vice President and Chief Financial Officer, International Paper Company

Jackson (Jackie) P. Roberts
Operating Partner, Capitol Meridian Partners

Ernesto Zedillo
Senior Fellow, Jackson School of Global Affairs, Frederick Iseman '74 Director of the Program for the Study of Globalization and Professor at Yale University

Officers

William F. Oplinger
President and Chief Executive Officer

Renato Bacchi
Executive Vice President and Chief Commercial Officer

Molly S. Beerman
Executive Vice President and Chief Financial Officer

Andrew Hastings
Executive Vice President and General Counsel

Tammi A. Jones
Executive Vice President and Chief Human Resources Officer

Matthew T. Reed
Executive Vice President and Chief Operations Officer

Marissa P. Earnest
Senior Vice President, General Counsel – North America Operations, and Secretary

Renee R. Henry
Senior Vice President and Controller

Heather Hudak
Senior Vice President, Tax

Louis Langlois
Senior Vice President, Treasury and Capital Markets

Stockholder Information

Annual Meeting

The annual meeting of stockholders will be held virtually via live internet webcast on Wednesday, May 6, 2026 at 5:30 p.m. EDT at www.virtualshareholdermeeting.com/AA2026.

Company News

Visit **www.alcoa.com** for U.S. Securities and Exchange Commission filings, quarterly earnings reports, and other company news.

Copies of the annual report and Forms 10-K and 10-Q may be requested at no cost at **https://investors.alcoa.com** or by writing to:
Corporate Communications
Alcoa Corporation
201 Isabella Street, Suite 500
Pittsburgh, PA 15212-5858
USA

Investor Information

Securities analysts and investors may write to:
Investor Relations
Alcoa Corporation
201 Isabella Street, Suite 500
Pittsburgh, PA 15212-5858
USA
call 1 724 316 4366;
or e-mail **Investor.Relations@alcoa.com**.

Exchange Listing

COMMON STOCK

New York Stock Exchange | Ticker symbol: AA

CHESS DEPOSITORY INTERESTS (CDIS)

Australian Securities Exchange | Ticker symbol: AAI

Stockholder and Chess Depository Interest (CDI) Services

Stockholders and CDI holders of record with questions on account balances, address changes, or other account matters may contact Alcoa's stock transfer agent and registrar, Computershare.

BY TELEPHONE

COMPUTERSHARE US
1 800 522 6645
(In the United States and Canada)

1 201 680 6578
(International)

COMPUTERSHARE AUS
1300 850 505
(in Australia)

+61 03 9415 5000
(International)

BY INTERNET

https://www.computershare.com/us/contact-us
(US and International)

https://www.computershare.com/au/contact-us
(Australia)

CORRESPONDENCE

COMMON STOCKHOLDERS:
Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3006
USA

COMMON STOCKHOLDERS OVERNIGHT CORRESPONDENCE:
Computershare Investor Services
150 Royall Street
Suite 101
Canton, MA 02021
USA

CDI HOLDERS:
Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne VIC 3001
Australia





ALCOA CORPORATION

201 Isabella Street
Suite 500
Pittsburgh, PA 15212-5858
Tel 1.412.315.2900
www.alcoa.com

CONNECT WITH US

   